RYANAIR GROUP



ANNUAL REPORT 2023







KEY STATS YEAR END MAR. 2023

 **169m GUESTS**
149m PRE-COVID
300m BY FY34

 **22,000+**
HIGH SKILLED
AVIATION PROFESSIONALS

CHOICE & COVERAGE

 OVER **3,000**
DAILY FLIGHTS

 FLIGHTS TO/FROM
230
AIRPORTS

 **91**
BASE
AIRPORTS

(36 COUNTRIES)

UNRIVALED CUSTOMER SERVICES

BBB
MSCI

B
CDP

CLIMATE RATING

ESG:  **NO.1** EUROPE AIRLINE
NO.1 LARGE CAP AIRLINE

SUSTAINALYTICS

 **99%** B737 FLEET
UNENCUMBERED

BBB+
(STABLE) CREDIT RATING

 **38 YEAR**
SAFETY RECORD

RYANAIR GROUP

CONTENTS











FINANCIAL SUMMARY

INCOME STATEMENT	MAR 31, 2023	MAR 31, 2022	MAR 31, 2021
	€'m	€'m	€'m
Scheduled Revenue	6,930	2,653	1,036
Ancillary Revenue	3,845	2,148	600
Total Revenue	**10,775**	**4,801**	**1,636**
Fuel	4,026	1,699	543
Ex-Fuel Costs	5,306	3,442	1,932
Total Operating Costs	**9,332**	**5,141**	**2,475**
Interest (Net)	(34)	(91)	(54)
Foreign Exchange/Hedge Ineffectiveness	34	1	(216)
Profit/(Loss) Before Tax	**1,443**	**(430)**	**(1,109)**
Tax (Expense)/Credit	(129)	189	94
Profit/(Loss) After Tax	**1,314**	**(241)**	**(1,015)**

BALANCE SHEET	MAR 31, 2023	MAR 31, 2022	MAR 31, 2021
	€'m	€'m	€'m
Non-Current Assets	10,494	9,675	8,870
Gross Cash	4,675	3,626	3,150
Current Assets	1,237	1,849	308
Total Assets	**16,406**	**15,150**	**12,328**
Current Liabilities	7,422	5,399	3,527
Non-Current Liabilities	3,341	4,206	4,154
Shareholder Equity	5,643	5,545	4,647
Total Liabilities & Equity	**16,406**	**15,150**	**12,328**
Net Cash/(Debt)	**559**	**(1,452)**	**(2,277)**

RYANAIR GROUP   ANNUAL REPORT 2023

CHAIRMAN'S REPORT



STAN McCARTHY

Dear Shareholder,

Fiscal year 2023 (FY23) was another challenging year for the Ryanair Group. Following a difficult start, due to the Covid Omicron variant, Q1 traffic and fares (including peak Easter travel) were negatively impacted by Russia's invasion of Ukraine in February 2022. The launch of Ryanair's Summer 2022 schedule was affected by multiple ATC, airport security and handling staff shortages which disrupted our on-time-performance and the Group's operations for the remainder of the first half of FY23. Thanks, however, to the decisions taken early in the Covid crisis, the Ryanair Group was uniquely resourced to operate most of our Summer 2022 schedule, while many competitor airlines cancelled capacity to address staff shortages. The Group's investment in maintaining jobs, by agreement with Group airline's unions, delivered stability and reliability for our passengers throughout Summer 2022 and beyond.

During FY23 our Group invested heavily in new, fuel efficient, aircraft (with 98 Boeing 737-8200 "Gamechangers" in the fleet at year end), recruited and trained over 3,000 crew, grew market share across Europe and repaired our balance sheet.

Notable highlights from FY23 include:

- Sustainalytics ranked Ryanair the No.1 European Airline for ESG (second year running).
- MSCI upgraded Ryanair to 'BBB' (from 'B').
- Ryanair retained its industry leading CDP 'B' rating.
- Pay cuts were restored 28 months early (by agreement) for almost all of our crews.
- Traffic grew 74% to 168.6m (+13% over FY20 traffic).
- The Group returned to profitability reporting PAT (pre-exceptional items) of €1.43bn (compared to a net loss of €355m in FY22).
- 98 Boeing 737 "Gamechangers" delivered (bringing the year end fleet to 537 aircraft).
- 5 new bases and c.300 new routes opened.
- Strong balance sheet with a small net cash balance at year end (2022: €1.45bn net debt).
- Ryanair's leading formula of lowest fares, reliability, industry low CO_2 emissions, and friendly customer service saw Ryanair achieve a strong CSAT score of over 85%.

This May, your Board approved the purchase of 300 new Boeing 737 MAX-10 aircraft (150 firm orders and 150 options) which is subject to shareholder approval on 14 September next. These, fuel efficient, aircraft have 228 seats (21% more than our Boeing 737-NGs) and phased deliveries between 2027 and 2033.



We expect up to 50% of the order will be used to replace older NGs while the remainder will facilitate disciplined, and sustainable, traffic growth to approximately 300m per annum by fiscal year 2034. This order, coupled with the Boeing 737-8200 "Gamechanger" order book, gives great certainty to our shareholders for the next decade.

As previously announced last December, Michael O'Leary has agreed a contract extension as Group CEO which secures his services for our Group until at least July 2028 (was July 2024). I welcome our new Directors, Eamonn Brennan, Elisabeth Köstinger and Anne Nolan who joined the Board in recent months. They bring significant knowledge and experience to the Board and will all stand for election at the upcoming AGM.

I also want to express my gratitude to Dick Milliken who has decided not to go forward for re-election at the next AGM and will retire from the Board in September. Geoff Doherty will take over as Chair of the Audit Committee when Dick departs the role. In conjunction with these changes, we have recently refreshed the membership of the Nominations, Remuneration and Safety & Security Committees. Additionally, Eamonn Brennan has taken over from Róisín Brennan as Ryanair's Non-Executive Director responsible for workforce engagement.

"

WE LOOK FORWARD TO WELCOMING UP TO 185M GUESTS ONBOARD THIS YEAR

„

Finally, I want to personally thank our dedicated team of over 22,000 aviation professionals, management and my Board colleagues who worked tirelessly over the past year to ensure that Ryanair rebounded strongly (both operationally and financially) from the Covid crisis. We look forward to welcoming up to 185m guests onboard this year. I also wish to thank you, our shareholders, for your continued support.

Yours sincerely,

Stan McCarthy
Chairman
July 21, 2023

GROUP CEO REPORT



MICHAEL O'LEARY

To our Shareholders,

The past year was another turbulent one. After 2 years during which our business was devastated by the Covid-19 pandemic, our recovery last spring was badly disrupted by Russia's invasion of Ukraine in Feb. 2022. This required substantially lower air fares through Q1 to stimulate air travel and recover load factors. The war in Ukraine caused fuel prices to spike up to $140bbl, although our fuel hedge policy meant that our business was largely insulated from this dramatic fuel price volatility in FY23.

As air travel began to recover in Q2, flight schedules across Europe were badly impacted by widespread staff shortages, within Europe's ATC's, at many EU airport security and handling providers, and more notably, among many of our competitor airlines. Ryanair Group airlines were, almost uniquely, fully staffed for last Summer season ("S.22"), but our on-time performance suffered as security and handling staff shortages at many EU airports caused considerable flight disruptions. Our Group airlines operated through S.22 at 115% of our pre-Covid capacity, making Ryanair the only major EU airline to grow its pre-Covid capacity in S.22. The schedule reliability and improved hospitality delivered by our teams saw our customer service (CSAT) score jump to 85% in FY23, with our cabin crew "friendliness" earning a 95% positive approval.

Taking advantage of our favourable fuel hedges and our capacity growth, Ryanair airlines won significant market share gains by keeping air fares low, while opening approx. 300 new routes and 5 new bases in FY23. We are now the leading airline by passenger traffic in many EU countries, and we expect to further extend these share gains as we take delivery of over 110 new Boeing 737-8200 "Gamechangers" over the next 3 summers.

The Environment
The past year has been one of considerable delivery on our environmental strategy. Every customer switching to Ryanair from high fare flag carriers, can reduce their emissions by up to 50% per flight. We continue to invest heavily in new technology aircraft with 73 Boeing 737 Gamechangers in S.22 rising to 98 aircraft in our fleet at year end. These aircraft carry 4% more passengers but burn 16% less fuel, reduce emissions by 16% per seat and are more than 40% quieter. We expect Boeing to deliver another 112 of these Gamechangers over the next 2 years. This will lower our operating costs, significantly reduce our fuel consumption (and emissions) as we pursue our ambitious environmental goals. Over the last year we launched our "Aviation with Purpose" sustainability report. We continue to work closely with Trinity College Dublin, where we support their Sustainable Aviation Research Centre. We signed multi-year SAF agreements with Neste, OMV, Repsol

and Shell. Ryanair's environmental strategy has been recognised as industry leading, with Sustainalytics ranking Ryanair the No. 1 EU airline for ESG, and MSCI upgrading Ryanair's rating to BBB from B.



50%

Customers who switch to Ryanair from EU legacy airlines can cut their CO_2 by up to 50% per flight

The most significant environmental initiative Ryanair can deliver, is to press for urgent reform of Europe's lamentably inefficient ATC system. In May we submitted a petition to the EU Commission, signed by over 1m of our customers, calling on the EU to protect "overflights" during national ATC strikes. We believe this would meaningfully reduce flight delays/ cancellations and cut emissions, especially when, over the first 6 months of 2023, French ATC alone called in 60 days of strikes, during which the French government used minimum service laws to protect local/domestic flights, while disproportionately cancelling and disrupting "overflights". We and our customers are calling on EU Commission President, Ursula von der Leyen, to protect the single market for air travel, and minimise the impact of ATC strikes on EU citizens (while still respecting the right of ATC unions to engage in strikes) by insisting that national governments protect overflights as they already do in Greece, Italy and Spain.

Social

Over the past year, we invested considerable resources in our social strategy. Our most significant initiative was reaching agreement with most of our people, and our trade union partners, to restore agreed Covid pay cuts up to 28 months earlier than planned in Dec. 2022. This initiative highlights our strategy that, as our business recovers from Covid, pay restoration (and multiyear pay agreements) would be our No. 1 priority. We will work with our people and our trade union partners to continue to deliver fair and reasonable pay increases over the coming years as our business, we hope, recovers fully from the Covid pandemic, and the devastating impact of Russia's illegal invasion of Ukraine. Over the last year, we recruited over 3,000 new team members taking year end headcount within the Ryanair Group to over 22,000 aviation professionals.



22,000+

HIGH SKILLED
AVIATION PROFESSIONALS

We are proud to have promoted more than 2,000 of our team members last year, and we congratulate each of them on these significant career milestones. We look forward to them becoming the next generation of Ryanair leaders.

Having opened a new state of the art aviation training centre in Dublin (in 2022), we have finalised plans to develop 2 similar skills centres in Krakow and Madrid to facilitate crew training in CEE region and Iberian Peninsula respectively. Last year, we added more





than 1,000 pilot cadets to our training ranks, and we expect these young colleagues to join our Boeing 737 crews all across Europe over the next 12 months. We are investing heavily in maintenance and safety. We opened new hangar facilities in Bergamo, Kaunas and Shannon. In recent months, we have sought planning permission for a new 4 hangar aircraft maintenance facility in Dublin. These engineering facilities will create well paid jobs for over 1,000 highly skilled aviation engineers, who will be working on one of Europe's youngest aircraft fleets.

Fleet

The past year has been a momentous one for Ryanair's fleet development strategy. At the start of the year, we extended leases on 24 Lauda A320 aircraft from 2024 to 2028, realising substantial lease cost savings. We continue to invest heavily in our Boeing 737-8200 aircraft order, with this fleet rising to 98 aircraft at year end. For peak summer 2023 ("S.23"), our Boeing 737-8200 fleet rises to 124 aircraft, and we expect to take delivery of 49 more aircraft (173 in total) by March 31, 2024. Our aircraft partner Boeing has suffered challenges with its supply chain, leading to repeated delivery delays. We have worked closely with Boeing to minimise these delays. In recent months, new issues arose with parts, and some installation errors, which further delayed some deliveries. We had originally expected 51 aircraft on/before April 30, but the last of these will now be delayed to the end of July. These delays are frustrating, as they have disrupted

our schedules and traffic growth through the early months of our S.23 schedule. We hope that our winter 2023 and spring 2024 deliveries will be more timely, but already there are indications from Boeing that some Gamechangers may be delayed from April 2024 to June 2024.



Boeing MAX-10 Order

In May 2023, Ryanair signed a deal with Boeing to order 300 new Boeing 737-MAX-10 aircraft which, subject to shareholder approval, will deliver between 2027 and 2033. This order concludes over 18 months of detailed analysis and negotiation between Ryanair and Boeing. The Boeing 737-MAX-10 aircraft will be transformational for Ryanair's business, our people and our customers. These aircraft have 39 more seats (228 vs 189 on the Boeing NG's), but their new LEAP engine technology will deliver 20% lower fuel consumption, 20% less CO_2 emissions, and 50% lower noise emissions. We believe these aircraft will deliver approx. 10% ex-fuel unit cost savings, which will further widen our cost leadership over all other EU airlines.



FORECAST GUEST GROWTH

■ GUESTS

300 X B737-MAX-10 ORDER
⌄
20% LOWER FUEL CONSUMPTION
⌄
20% LESS CO2 EMISSIONS
⌄
50% LOWER NOISE EMISSIONS
⌄
10% EX-FUEL UNIT COST SAVINGS

	FY27	FY28	FY29	FY30	FY31	FY32	FY33	FY34
Guests	230M	235M	240M	250M	265M	280M	290M	300M

This new order will allow us to continue to offer lower air fares and more choice to our customers in new and existing markets. The order comprises 150 firm and 150 option aircraft. We expect to use up to half of these deliveries to replace our older NG aircraft from 2028 onwards, while the balance will be available for growth. If we take delivery of all 300 aircraft, we expect Ryanair's annual traffic to grow from 169m customers in FY23 to 300m by FY34. We believe this will equate to between 20% and 25% market share of Europe's short haul air travel market. These new aircraft (coupled with our Gamechanger orders) will create over 10,000 new jobs for highly paid aviation professionals in the Ryanair Group by 2034. We will be asking shareholders to approve this new aircraft order at our Sept. 2023 AGM.

Balance Sheet
Over the last year, we have taken multiple initiatives to strengthen our balance sheet as our business emerged from the Covid pandemic and the Russian invasion of Ukraine. Despite a bond repayment of €850m in March 2023, and funding over €1.9bn capex during FY23, our year end net cash stood at just over €500m. However, we face significant funding challenges with further bond repayments in Aug. 2023, Sept. 2025, and May 2026. We also expect to fund over €2.8bn capex in FY24 (our peak capex year under the Gamechanger order). Because interest rates have risen dramatically over the last 18 months, we are determined to pay down these bonds as they fall due, while still funding as much of our ambitious capex as possible, from internally generated cashflows. This will, we hope,

continue to widen the cost gap between us and our European airline competitors. Both Fitch and S&P have recently raised their Ryanair credit rating to BBB+ (from BBB).



BBB+ CREDIT RATING

Our Board's strategy, as our business recovers, is firstly to prioritise pay restoration and multi-year pay increases for our people. Secondly, we are determined to pay down maturing debt as it falls due over the next 3 years, while at the same time funding our very ambitious aircraft capex program from internally generated cashflows. Once we are confident that we can fund all of these very substantial commitments, the Board will then focus on restarting modest returns to our shareholders, who supported Ryanair during the Covid pandemic. We are very conscious that our shareholders invested just over €400m during our Sept. 2020 share placing, and this was key to Ryanair subsequently issuing an €850m bond which helped us to survive the devastating impact of the Covid pandemic on air travel.

Challenges
Ryanair's traffic and business continues to recover. In peak S.23, we expect to operate approx. 125% of our pre-Covid capacity. However, some significant challenges remain. French ATC strikes continue to bedevil European air travel and the freedom of



May 2023 - Delivering over 1m signatures to the European Commission in Brussels

movement of all EU citizens. It is unacceptable that in the first 6 months of 2023, Europe has suffered 60 days of French ATC strikes without taking action to protect overflights on EU citizens.



1 million

In May 2023, we submitted a petition to the EU Commission, signed by over 1m Ryanair customers

While we respect their right to strike, it is unfair and unacceptable that France uses minimum service legislation to protect its local and domestic flights, while disproportionately imposing flight cancellations on overflights. In May 2023, we submitted a petition to the EU Commission signed by over 1m Ryanair customers, calling on President von der Leyen and the EU Commission to take action to protect overflights during national ATC strikes. Freedom of Movement is one of the key rights enshrined in EU Treaties and must be protected. These ATC delays are also an enormous environmental issue. Europe must protect overflights, thereby minimising the impact of national ATC strikes on other EU citizens who are travelling between EU states that are not engaged in, or suffering, ATC strikes.

The other significant challenge we face is the higher cost of fuel. We were successfully hedged at approx. $64bbl in FY23, but our FY24 hedges are over 20%

higher at $79bbl. We expect our fuel bill (with fleet growth) to jump from less than €4bn in FY23 to over €5bn in FY24. However, passenger demand in the first half of 2023 has been strong, with fares rising, primarily due to short haul capacity constraints in Europe.

We expect, through Ryanair's rapid fleet growth, that these capacity constraints will be eliminated over the next 2 or 3 years, and air fares will moderate as competition and consumer choice expands. Ryanair's remaining Boeing 737-8200 deliveries for the next 3 summers, and our new order for 300 Boeing 737-MAX-10 aircraft from 2027 to 2033, will ensure that short haul capacity across Europe returns to growth, and that the citizens of Europe can look forward to lower fares, more competition and more choice from Ryanair, which we hope will continue to deliver meaningful benefits for Ryanair's people, our passengers and our shareholders.

Yours sincerely,

Michael O'Leary
Group CEO
July 21, 2023

DIRECTORS' REPORT

THE DIRECTORS PRESENT THEIR ANNUAL REPORT AND FINANCIAL STATEMENTS OF RYANAIR HOLDINGS PLC ("THE COMPANY"), INCORPORATED IN THE REPUBLIC OF IRELAND, AND ITS SUBSIDIARIES (WITH THE COMPANY AND THE SUBSIDIARIES BEING TOGETHER "RYANAIR GROUP" OR "THE GROUP") FOR THE YEAR ENDED MARCH 31, 2023.

Review of business activities and future developments in the business
The Company operates a low fares/low-cost, short-haul airline group and plans to develop this activity by expanding its successful business model on new and existing routes. Information on the Company is set out on pages 79 to 109. A review of the Company's operations for the year is set out on pages 109 to 118.

Results for the year
Results for the year are set out in the consolidated income statement on page 167.

Principal risks and uncertainties
Details of the principal risks and uncertainties are on pages 59 to 78.

Key performance indicators
The key performance indicators are set out on pages 58; 79 to 109; 109 to 118.

Financial risk management
Details of the Group's financial risk management policies and exposures are set out in Note 11 on pages 190 to 208.

Share capital
The number of ordinary shares in issue at March 31, 2023 was 1,138,674,528 (2022: 1,134,528,528; and 2021: 1,128,062,028). Details of the classes of shares in issue and the related rights and obligations are set out in Note 14 on pages 212 to 214.

Accounting records
The Directors believe that they have complied with the requirements of Section 281 to 285 of the Companies Act 2014 with regard to adequate accounting records by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The accounting records of the Company are maintained at its registered office, Airside Business Park, Swords, Co. Dublin, K67 NY94, Ireland.

Company information
The Company was incorporated on August 23, 1996 with a registered number of 249885. It is domiciled in the Republic of Ireland and has its registered offices at Airside Business Park, Swords, Co. Dublin, K67 NY94, Ireland. It is a public limited company and operates under the laws of Ireland.

People
At March 31, 2023, the Company had a team of over 22,000 highly skilled aviation professionals.

Substantial interests in share capital
Details of substantial interests in the share capital of the Company, which represent over 3% of the issued share capital, are set out on page 128. At March 31, 2023 the free float in shares was 96%.

Directors and Company Secretary

The names of Directors who served during fiscal year 2023 are: Róisín Brennan; Michael Cawley; Emer Daly; Geoff Doherty; Stan McCarthy; Howard Millar; Dick Milliken; Anne Nolan; Mike O'Brien; Michael O'Leary; Julie O'Neill; and Louise Phelan.

Julie O'Neill retired from the Board in September 2022. Anne Nolan was appointed to the Board in December 2022. Eamonn Brennan and Elisabeth Köstinger were appointed to the Board in April 2023.

Juliusz Komorek served as Company Secretary. Details of the appointment and re-election of Directors are on page 17.

Interests of Directors

The beneficial interests as at March 31, 2023, 2022 and 2021 of the Directors in office at March 31, 2023 in the share capital of the Company are as follows:

No. of Shares at March 31			
	2023	**2022**	**2021**
Róisín Brennan	4,000	4,000	—
Michael Cawley	756,198	756,198	756,198
Emer Daly	6,840	6,840	6,840
Geoff Doherty	50,700	50,700	n/a
Stan McCarthy	10,000	10,000	10,000
Howard Millar	500,000	500,000	435,000
Dick Milliken	17,250	17,250	9,750
Anne Nolan	—	n/a	n/a
Mike O'Brien	4,405	4,405	4,405
Michael O'Leary	44,096,725	44,096,725	44,096,725
Louise Phelan	60,000	60,000	30,000

The share options held by each Director in office at the end of fiscal years 2023, 2022 and 2021 were as follows:

No. of Options at March 31			
	2023	**2022**	**2021**
Róisín Brennan	50,000	50,000	50,000
Michael Cawley	50,000	50,000	80,000
Emer Daly	50,000	50,000	50,000
Geoff Doherty	—	—	n/a
Stan McCarthy	50,000	50,000	50,000
Howard Millar	50,000	50,000	50,000
Dick Milliken	50,000	50,000	80,000
Anne Nolan	—	n/a	n/a
Mike O'Brien	50,000	50,000	50,000
Michael O'Leary	10,000,000	12,500,000	15,000,000
Louise Phelan	50,000	50,000	80,000

Directors' and Senior Executives' remuneration

The Company's policy on Senior Executive remuneration is to reward its Executives competitively, having regard to the comparative marketplace in Europe, in order to ensure that they are motivated to perform in the best interests of the shareholders. Details of remuneration paid to key management personnel (defined as including each Director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) is set out in Note 26 on page 225. Details of total remuneration paid to the Directors is set out in Note 18 on pages 218 to 219.

Executive Director's service contract

In fiscal year 2023, following extensive engagement with larger shareholders, the Board agreed a contract extension which will see Mr. O'Leary remain as Group CEO until the end of July 2028 (previously July 2024). Mr. O'Leary is subject to a covenant not to compete with the Group within the EU for a period of 12 months after the termination of his employment. Mr. O'Leary's employment agreement does not contain provisions providing for compensation on its termination.

Dividend policy

Details of the Company's dividend policy are disclosed on page 131.

Share buybacks

There were no shareholders returns in the year ended March 31, 2023 (2022: nil).

In the year ended March 31, 2021 the Company issued approximately 35.2m shares under a non-pre-emptive placing to institutional investors and certain of the Company's directors and members of its senior management team. The shares were issued at a price of €11.35 per share raising gross proceeds of approximately €400m. The shares issued represented approximately 3.2% of the Company's issued share capital immediately prior to the placing.

Directors' Compliance Statement

The Company complies with its relevant obligations (as defined in the Companies Act 2014). The Directors have drawn up a compliance policy statement (as defined in section 225(3)(a) of the Companies Act 2014) and appropriate arrangements and structures are in place that are, in the Directors' opinion, designed to secure material compliance with the Company's relevant obligations. The Directors confirm that these arrangements and structures were reviewed during the financial year.

As required by Section 225(2) of the Companies Act 2014, the Directors acknowledge that they are responsible for the Company's compliance with the relevant obligations. In discharging their responsibilities under Section 225, the Directors relied on the advice both of persons employed by the Company and of persons retained by the Company under contract, who they believe have the requisite knowledge and experience to advise the Company on compliance with its relevant obligations.

Relevant audit information

The Directors believe that they have taken all steps necessary to make themselves aware of any relevant audit information and have established that the Company's statutory auditors are aware of that information. In so far as they are aware, there is no relevant audit information of which the Group's statutory auditors are unaware.

Accountability and audit

The Directors have set out their responsibility for the preparation of the financial statements on page 49. They have also considered the going concern position of the Company and their conclusion is set out on page 32.

The Board established an Audit Committee whose principal tasks are to consider financial reporting and internal control issues. The Audit Committee, which consists exclusively of independent Non-Executive Directors, meets at least quarterly to review the financial statements of the Company, to consider internal control procedures and to liaise with internal and external auditors. In the year ended March 31, 2023 the Audit Committee met on 6 occasions. At least quarterly, the Audit Committee receives an extensive report from the Head of Internal Audit detailing the reviews performed in the year to date. This report is used by the Audit Committee and the Board of Directors, as a basis for determining the effectiveness of internal control and identifying emerging risks. They also receive an enterprise risk assessment of the Group twice a year. The Audit Committee regularly considers the performance of internal audit and how best financial reporting and internal control principles should be applied.

In addition, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditor.

Social, ethical report (Non-Financial Statement)
Ryanair complies with the European Union (Disclosure of Non-Financial and Diversity information by certain large undertakings and groups) Regulations 2017. The table below is designed to help stakeholders navigate to the relevant sections in this Annual Report and public documents and policies published on our website (https://www.ryanair.com) to understand the Group's approach to these non-financial statements.

Reporting Requirement	Governing Policies	Risk Management and Additional Information
Environmental Matters	Aviation with Purpose - (2023 Sustainability Report)	Environmental and social report - pages 34 to 37. Environmental regulation - pages 105 to 107. Taskforce on Climate-related Financial Disclosures - Sustainability Report - Aviation with Purpose – pages 26 to 31 (https://corporate.ryanair.com/sustainability/).
Social and Employee Matters	Code of Business Conduct and Ethics - 2022 Freedom of Association Policy - 2021 Charities and Partners	Code of Business Conduct and Ethics – page 25. Staff and labor relations - pages 126 to 127. https://investor.ryanair.com/wp-content/uploads/2021/12/Ryanair_Freedom-of-Association-Policy.pdf https://corporate.ryanair.com/about-us/giving-back/
Respect for Human Rights	Non-Discrimination Policy - 2021	https://investor.ryanair.com/wp-content/uploads/2021/12/Ryanair_Non-Discrimination-Policy.pdf
Bribery and Corruption	Anti-Bribery & Corruption Policy - 2022	https://investor.ryanair.com/wp-content/uploads/2022/02/Ryanair-Holdings-plc-Anti-Bribery-Anti-Corruption-Policy-2022.pdf
Diversity	Inclusion, Diversity & Equality Non-Discrimination Policy - 2021	Diversity – page 21.

Principal risks and impact on business activity are described under Risk Factors in pages 59 to 78.

Our business model is described within this report under Review of business activities and future developments in the business on page 9.

Non-financial Key Performance Indicators ("KPIs") are disclosed within the Sustainability Accounting Standards Board Disclosures - 2023 Sustainability Report - Aviation with Purpose – page 52 (https://corporate.ryanair.com/sustainability/).

Air safety & security
Commitment to air safety and security is a priority of the Company. See pages 89 and 90 for details.

Critical accounting policies

Details of the Company's critical accounting policies are set out on pages 173 to 175.

Subsidiary companies

Details of the principal subsidiary undertakings are disclosed in Note 26 on page 224.

Political contributions

During the fiscal years ended March 31, 2023, 2022 and 2021 the Company made no political contributions which require disclosure under the Electoral Act, 1997.

Corporate Governance Report

The Corporate Governance Report on pages 14 to 33 forms part of the Directors' Report.

Post balance sheet events

Details of significant post balance sheet events are set out in Note 25 to the consolidated financial statements on page 224.

Auditors

PricewaterhouseCoopers ("PwC") were appointed as auditor commencing in fiscal year 2023 and will continue in office in accordance with the provisions of Section 383(2) of the Companies Act 2014. KPMG, Chartered Accountants resigned as auditor following publication of the 2022 Annual Report in July 2022.

As required under Section 381(1)(b) of the Companies Act 2014, a resolution authorising the Directors to determine the remuneration of the auditor will be proposed at the 2023 AGM.

Annual General Meeting

The Annual General Meeting will be held at 9.00a.m. on September 14, 2023 in the Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, Co. Dublin, K67 XF79, Ireland.

On behalf of the Board

Stan McCarthy   **Michael O'Leary**
Chairman   **Group CEO**

July 21, 2023

CORPORATE GOVERNANCE REPORT



RYANAIR HAS ITS PRIMARY LISTING ON EURONEXT DUBLIN AND ITS AMERICAN DEPOSITARY SHARES ARE LISTED ON THE NASDAQ. THE DIRECTORS ARE COMMITTED TO MAINTAINING THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE AND THIS STATEMENT DESCRIBES HOW RYANAIR HAS APPLIED THE MAIN AND SUPPORTING PRINCIPLES OF THE 2018 U.K. CORPORATE GOVERNANCE CODE (THE "2018 CODE"), THE VERSION OF THE CODE IN FORCE DURING THE YEAR ENDED MARCH 31, 2023. THIS REPORT ALSO COVERS THE DISCLOSURE REQUIREMENTS SET OUT IN THE IRISH CORPORATE GOVERNANCE ANNEX TO THE LISTING RULES OF EURONEXT DUBLIN, WHICH SUPPLEMENTS THE 2018 CODE WITH ADDITIONAL CORPORATE GOVERNANCE PROVISIONS AND IS ALSO APPLICABLE TO RYANAIR.

 A copy of the 2018 Code can be obtained from the **Financial Reporting Council's** website: www.frc.org.uk

The Irish Corporate Governance Annex is available on Euronext Dublin's website: www.euronext.com

The Board of Directors ("the Board"):

Roles
The Board of Ryanair is responsible for the leadership, strategic direction and oversight of management of the Group. The Board's primary focus is on strategy formulation, policy and control. It has a formal schedule of matters specifically reserved to it for its attention, including matters such as approval of the annual budget, large capital expenditure, and key strategic decisions.

Other matters reserved to the Board include treasury policy and procedures, internal control, audit and risk management, ESG, remuneration of the Executive Director and Executive management and corporate governance. The Board has delegated responsibility for the management of the Group to the Group CEO and the Senior Management team. There is a clear division of responsibilities between the Chairman and the Group CEO, which is set out in writing and has been approved by the Board.

Chairman

Stan McCarthy has served as the Chairman of the Board since June 2020, having served as Deputy Chairman from April 2019. He was appointed a Director in May 2017. The Chairman's primary responsibility is to lead the Board, to ensure that it has a common purpose, is effective as a group and at individual Director level, and that it upholds and promotes high standards of integrity and corporate governance. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that Directors receive accurate, timely, clear and relevant information.

The Chairman is the link between the Board and the Company. He is specifically responsible for establishing and maintaining an effective working relationship with the Group CEO, for ensuring effective and appropriate communications with shareholders and for ensuring that members of the Board develop and maintain an understanding of the views of shareholders.

While Stan McCarthy holds a small number of other Directorships (see page 119), the Board considers that these do not interfere with the discharge of his duties to Ryanair.

Senior Independent Director

The Board has appointed Louise Phelan as the Senior Independent Director (SID). She is available to shareholders who have concerns that cannot be addressed through the Chairman, Group CEO or Group CFO and leads the annual Board review of the performance of the Chairman.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary (Juliusz Komorek), who is responsible to the Board for ensuring that Board procedures are complied with.

Membership

Following the retirement of Julie O'Neill from the Board in September 2022, the appointment of Anne Nolan in December 2022, and the appointments of Eamonn Brennan and Elisabeth Köstinger in April 2023, the Board currently consists of one Executive and 12 Non-Executive Directors. It is the practice of Ryanair that a majority of the Board will be Non-Executives, each considered by the Board to be independent, and the Chairman is Non-Executive. The Board considers the current size, composition and diversity of the Board to be appropriate. Approximately 39% of the current board are women. The composition of the Board and the principal Board Committees are set out below. Biographies of the Directors are available on pages 119 to 120. The Board, with the assistance of the Nomination Committee, keeps Board composition under review to ensure that it includes the necessary mix of relevant skills and experience required to perform its role.

Each Director has extensive business experience, which they bring to bear in governing the Company. The Board considers that, between them, the Directors bring the range of skills, knowledge, diversity, and experience, including international and aviation experience, necessary to lead the Group. The Chairman has significant public company experience. Historically, the Company has always separated the roles of Chairman and Group CEO for the running of the business and implementation of the Board's strategy and policy.

Stan McCarthy (Non Exec Chairman)



Independent: Yes
Years: 6
Citizenship: Irish/US
Commitee:
E Executive
N Nomination (Chair)

Louise Phelan (Non Exec-SID)



Independent: Yes
Years: 10
Citizenship: Irish
Commitee:
E Executive (Chair)
N Nomination

Eamonn Brennan (Non Exec) (i)



Independent: Yes
Years: <1
Citizenship: Irish
Commitee:
R Remuneration
S Safety & Security

Róisín Brennan (Non Exec)



Independent: Yes
Years: 5
Citizenship: Irish
Commitee:
A Audit
R Remuneration (Chair)

Michael Cawley (Non Exec)



Independent: Yes
Years: 9
Citizenship: Irish
Commitee:
E Executive
R Remuneration

Emer Daly (Non Exec)



Independent: Yes
Years: 5
Citizenship: Irish
Commitee:
A Audit

Geoff Doherty (Non Exec)



Independent: Yes
Years: 2
Citizenship: Irish
Commitee:
A Audit

Elisabeth Köstinger (Non Exec) (i)



Independent: Yes
Years: <1
Citizenship: Austrian
Commitee:
N Nomination

Howard Millar (Non Exec)



Independent: Yes
Years: 8
Citizenship: Irish
Commitee:
E Executive
N Nomination

Dick Milliken (Non Exec)



Independent: Yes
Years: 10
Citizenship: U.K.
Commitee:
A Audit (Chair)

Anne Nolan (Non Exec) (ii)



Independent: Yes
Years: <1
Citizenship: Irish
Commitee:
N Nomination

Mike O'Brien (Non Exec)



Independent: Yes
Years: 7
Citizenship: Irish
Commitee:
S Safety & Security
(Co-Chair)

Michael O'Leary (Exec)



Independent: No
Years: 27
Citizenship: Irish
Commitee:
E Executive

Juliusz Komorek (Co. Secretary)



Years: 14
Citizenship: Polish

i. Appointed to the Board in April 2023.
ii. Appointed to the Board in December 2022.

Summary of Director Competencies

	Aviation & Transport [1]	Accounting, Internal Control & Financial Expertise [2]	Safety & Sustainability (incl. climate) [3]	Talent Mgt. [4]	Consumer [5]	Gov. & Reg. Relations [6]	Governance [7]	Supply Chain Mgt. [8]	IT/Data/ Cyber/ Digital Marketing
Stan McCarthy		▲		▲	▲		▲	▲	
Louise Phelan			▲	▲	▲	▲	▲	▲	▲
Eamonn Brennan	▲	▲	▲	▲		▲	▲		
Róisín Brennan		▲	▲	▲	▲	▲	▲		
Michael Cawley	▲	▲	▲	▲	▲	▲	▲	▲	▲
Emer Daly		▲		▲	▲	▲	▲		
Geoff Doherty		▲	▲	▲	▲		▲	▲	▲
Elisabeth Köstinger	▲		▲	▲		▲	▲		▲
Howard Millar	▲	▲	▲	▲	▲	▲	▲	▲	
Dick Milliken		▲		▲	▲	▲	▲		▲
Anne Nolan	▲		▲	▲	▲	▲	▲		
Mike O'Brien	▲		▲	▲		▲	▲		
Michael O'Leary	▲	▲	▲	▲	▲	▲	▲	▲	▲

1 Current/previous experience in the aviation or the wider transport industry
2 Qualified Accountant or extensive financial and audit experience
3 Understanding of the risks, impacts and opportunites of climate change and aviation operational safety & security
4 Experience of industrial relations, employment law, talent attraction & retention or other staff issues
5 Experience of working in a consumer facing business and/or developing products or services for consumers
6 Experience of regulatory affairs and pubic policy
7 Experience of working in and managing an entity in a highly regulated industry
8 Experience of sourcing, logistics and procurement

Appointment

Directors are appointed following selection by the Nomination Committee ("Nomco") and approval by the Board and must be elected by the shareholders at the following AGM. The focus of the Board, through Nomco, is to maintain a Board with the relevant expertise, quality and experience required by Ryanair to advance the Company and shareholder value. Ryanair recognizes the benefits of diversity, including gender, geographic and ethnic diversity. Ryanair's Articles of Association require that all of the Directors retire and offer themselves for re-election within a three-year period. All Directors, with the exception of Dick Milliken (who is retiring from the Board in September 2023) will be offering themselves for re-election at the AGM on September 14, 2023.

Dick Milliken is Chair of the Audit Committee, Stan McCarthy is Chair of Nomco, and Róisín Brennan is Chair of the Remuneration Committee ("Remco"). Following Dick Milliken's departure from the Board in September 2023, Geoff Doherty will take over as Chair of the Audit Committee.

Senior management regularly brief the Board, including new members, in relation to operating, financial, ESG and strategic issues concerning the Ryanair Group. The Board also has direct access to senior management, as required, in relation to any queries they have concerning the operation of the Company. The terms and conditions of appointment of Non-Executive Directors are set out in their letters of appointment, which are available for inspection at the Company's registered office during normal office hours and at the Annual General Meeting of the Company.

Other Relevant Factors

Certain Non-Executive Directors hold (unvested) share options over a small quantity of shares as set out in the Directors' Report. Whilst the 2018 Code notes that the remuneration of Non-Executive Directors should not ordinarily include share options, the Company has a NASDAQ listing and has a substantial U.S. shareholder base. The granting of share options to Non-Executive Directors to align interests of shareholders and Directors is an established market practice in the U.S., which is typically encouraged by U.S. investors. The Company in accordance with the 2018 Code sought and received shareholder approval to make these share option grants to its Non-Executive Directors and the Board believes the modest number of options granted to Non-Executive Directors does not impair their independence of judgement and character. Further to the above, and following consultation with key shareholders and the approval of a new Long Term Incentive Plan ("LTIP 2019") by shareholders at the 2019 AGM, which replaced the previous 2013 Share Options Plan for all future share based payments, the Non-Executive Directors will not receive any further share option grants or performance based shares.

With the exception of the historic modest grant of share options, there were no relationships or circumstances of relevance under the 2018 Code impacting Non-Executive Directors' independence. Furthermore, in line with best governance practices, Ryanair has adopted a policy whereby all Directors retire on an annual basis and, being eligible for re-election, offer themselves for election. This affords Ryanair's shareholders an annual opportunity to vote on the suitability of each Director.

Nomco have confirmed to the Board that it considers all Directors offering themselves for re-election at the 2023 AGM to be independent and that they continue to effectively contribute to the work of the Board. Nomco recommends that the Company accept the re-election of the Directors.

Board Procedures

All Directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby Directors wishing to obtain advice in the furtherance of their duties may take independent professional advice at the Company's expense.

Directors meet with key Executives with a particular focus on ensuring Non-Executive Directors are fully informed on issues of relevance to Ryanair and its operations. Extensive papers on key business issues are provided to all Directors in connection with the Board and Committee meetings. All Directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for Non-Executive Directors.

The Company has Directors' and Officers' liability insurance in place in respect of any legal actions taken against the Directors in the course of the exercise of their duties. New Non-Executive Directors are encouraged to meet the Executive Director and Senior Management for briefing on the Group's developments and plans.

Independence

The Board has carried out its annual evaluation of the independence of each of its Non-Executive Directors, taking account of the relevant provisions of the 2018 Code, namely, whether each Director is independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgement. The Board regards all of the Non-Executive Directors at the date of this report as independent and has concluded that no one individual or group exerts an undue influence on others.

Within its independence review, the Board has considered the following items with respect to certain individual Non-Executive Directors.

Director & Role	Circumstances of relevance under the 2018 Code in determining independence	Basis upon which the Board has determined independence	Status within the spirit and meaning of the 2018 Code
M. Cawley Non-Exec.	Served as Deputy CEO of Ryanair from 2003 to March 2014.	The Board considered Michael Cawley's outside business interests, as well as the (6 month) gap between finishing his Executive role and his election to the Board in 2014 and concluded that his previous employment with Ryanair did not compromise his independence of judgement and character. His depth of experience and service enhances his independence in representing shareholder interest. Additionally, as it is more than 5 years since he served as a Company Manager, Michael Cawley is considered to be independent under the 2018 Code.	Independent
H. Millar Non-Exec.	Served as Deputy CEO of Ryanair from 2003 to December 2014.	The Board considered Howard Millar's outside business interests and the (9 month) gap between finishing his Executive role in 2014 and his election to the Board in 2015 and concluded that his previous employment with Ryanair did not compromise his independence of judgement and character. Additionally, as it is more than 5 years since he served as a Company Manager, Howard Millar is considered to be independent under the 2018 Code.	Independent
M. O'Brien Non-Exec.	Served as Chief Pilot and Flight Ops Manager of Ryanair from 1987 to 1991.	The Board considered Mike O'Brien's outside business interests, as well as the gap (25 years) between finishing his Executive role with Ryanair and his election to the Board in 2016 and concluded that his previous employment with Ryanair did not compromise his independence of judgement and character.	Independent
L. Phelan* Non-Exec.	Tenure: served as Non-Executive Director to the Ryanair Board from December 2012.	Louise Phelan is independent in character and judgement and the Board views her depth of experience and service as enhancing her independence in representing shareholder interest.	Independent

*The Chairman asked Ms. Phelan (who is over the 9 years period which is considered as an indicator of independence impairment by the 2018 Code) to remain on the Board for one more year to facilitate experienced management of the Group, orderly succession and the onboarding of new NEDs. As noted above, the Board considers Ms. Phelan to be independent.

Meetings

The Board meets at least quarterly and in the year to March 31, 2023 the Board convened meetings on 8 occasions. Individual attendance at these meetings is set out in the table on page 26. Detailed Board papers are circulated in advance so that Board members have adequate time and information to be able to participate fully at the meeting.

The holding of detailed Board meetings and the fact that many matters require Board approval, demonstrates that the running of the Company is firmly in the hands of the Board. The Non-Executive Directors meet periodically without Executives being present. Led by the Senior Independent Director, the Non-Executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance and on such other occasions as are deemed appropriate.

Remuneration
Details of remuneration paid to the Directors are set out in Note 18 on pages 218 to 219. Also, please see the Report of the Remuneration Committee on Directors' Remuneration on pages 40 to 48.

Non-Executive Directors
Non-Executive Directors are remunerated primarily by way of Directors' fees, supplemented by occasional grants of non-performance ordinary shares (under LTIP 2019). Details are disclosed in Note 18(b) and the Directors' Report on pages 219 and 10 respectively.

Executive Director Remuneration
The Group CEO is the only Executive Director on the Board. In addition to his base salary he was eligible for a performance bonus of up to 100% of base salary in fiscal year 2023 dependent upon the achievement of certain ambitious targets. From April 1, 2023 (fiscal year 2024), the Group CEO's maximum performance bonus will be up to 50% of base salary. It is considered that the significant shareholding of the Group CEO as well as (unvested) share options granted (awarded as part of his 5-year contract in February 2019 and extended as part of his contract extension to July 2028 in fiscal year 2023), acts to align his interests with those of shareholders and gives him a keen incentive to perform to the highest levels. Full details of the Executive Director's remuneration are set out in Note 18(a) on page 218.

Share Ownership and Dealing
Details of the Directors' interests in Ryanair shares are set out in the Directors' Report on page 10.

The Board has adopted a code of dealing in securities of Ryanair Holdings plc, to ensure compliance with the Listing Rules of Euronext Dublin, applicable to transactions in Ryanair shares, debt instruments, derivatives or other financial instruments by persons discharging managerial responsibilities ("PDMRs") (e.g. Directors), persons closely associated with persons discharging managerial responsibilities ("PCAs") and relevant Company employees (together, "Covered Persons"). The code of dealing also includes provisions which are intended to ensure compliance with U.S. securities laws and regulations of the NASDAQ National market. Under the code, Covered Persons are required to notify the Company and in the case of PDMRs and PCAs only, the Central Bank, of any transaction conducted on their own account in Ryanair shares, debt instruments, derivatives or other financial instruments. Directors are also required to obtain clearance from the Chairman or Group CEO (or other person designated for such purpose) before undertaking such transactions, whilst Covered Persons who are not Directors must obtain clearance from designated senior management. Covered Persons are prohibited from undertaking such transactions during Closed Periods as defined by the code and at any time during which the individual is in possession of inside information (as defined in the EU Market Abuse Regulation (596/2014)).

Board Succession and Structure
The Board plans for its own succession with guidance from Nomco. Nomco regularly reviews the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position with regard to the strategic needs of Ryanair and recommends changes to the Board. There is a formal, thorough and transparent procedure for the appointment of new Directors to the Board. Nomco, recognising the benefits of diversity (including gender, geographic and ethnic diversity), identifies and selects candidates on merit against objective criteria, to ensure that the Board has the skills, knowledge and expertise required. Nomco has access to external advisors/recruiters as required and, in recent years (prior to their appointment as Auditors in fiscal year 2023), engaged PwC to assist with Board succession planning.

In recent months, Anne Nolan (December 2022), Eamonn Brennan (April 2023) and Elisabeth Köstinger (April 2023) joined the Board as Non-Executive Director's ("NEDs"). Having successfully overseen the rotation of external auditors from KPMG to PwC during fiscal year 2023, Dick Milliken has chosen not to seek re-election at the AGM in September 2023.

The Chairman has recently refreshed the membership of Board Committees as set out in the table below:

	Audit	Nomco	Remco	Safety & Security	ExecCo
Stan McCarthy (Chair)		Chair			Member
Louise Phelan (SID)		Member			Chair
Eamonn Brennan			Member*	Member	
Róisín Brennan	Member		Chair		
Michael Cawley			Member		Member
Emer Daly	Member				
Geoff Doherty	Member**				
Elisabeth Köstinger		Member			
Howard Millar		Member			Member
Dick Milliken	Chair**				
Anne Nolan		Member			
Michael O'Brien				Co-Chair	
Michael O'Leary (CEO)					Member

E. Brennan assumed responsibility for Employee Engagement from R. Brennan.

*** G. Doherty will take over as Chair of the Audit Committee when D. Milliken retires from the Board in September 2023.*

As previously noted, the Chairman asked Louise Phelan to remain on the Board for one more year to facilitate experienced management of the Group, orderly succession and the onboarding of new NEDs.

The Chairman, with the assistance of the Remco Chair, actively led contract extension discussions with the Group CEO throughout fiscal year 2023. Following extensive engagement with larger shareholders, the Board agreed a contract extension which sees Michael O'Leary remain as Group CEO until the end of July 2028 (previously July 2024). Succession planning (for both Board refreshment and Senior Management) is typically an agenda item at each Nomco meeting and most Board meetings.

The Board currently comprises 13 Directors. The Group CEO is the only Executive Director. The 12 Non-Executive Directors include Chairman Stan McCarthy and SID Louise Phelan. Biographies of all current Directors are set out on pages 119 to 120. Ryanair considers that the Board has the correct balance and depth of skills, knowledge, expertise and experience to optimally lead the Company and that all Directors give adequate time to the performance of their duties and responsibilities.

Ryanair considers that all Directors discharge their directorial duties with the objectivity and impartiality they have demonstrated since commencing their respective roles and has determined that each of the Non-Executive Directors is independent. In reaching that conclusion, Ryanair considered the character, judgement, objectivity and integrity of each Director and had due regard for the 2018 Code. Ryanair continually endeavours to maintain the quality and independence of its Board.

Diversity

The Board is supportive of the target that women should represent 33% of boards (as set out in the Irish Governments "Balance for Better Business" initiative). At the date of this report, approximately 39% of the Company's Directors are women. Diversity is a key criterion for the Board as part of its renewal and succession plans, and the Board appoints members based on merit without discriminating on age, gender, race, colour, ethnic, religious or social beliefs, sexual orientation, disability or any other factors.

For further details, please refer to the Inclusion, Diversity & Equality section within the Sustainability Report - Aviation with Purpose (page 38 https://corporate.ryanair.com/sustainability/) and our Non-Discrimination Policy (https://investor.ryanair.com/wp-content/uploads/2021/12/Ryanair_Non-Discrimination-Policy.pdf).

Workforce Engagement

Eamonn Brennan is Ryanair's Non-Executive Director with oversight of workforce engagement since April 1, 2023, taking over from Róisín Brennan who held the role throughout fiscal year 2023.

Board Committees

The Board of Directors has established a number of committees, including the following:

1. AUDIT COMMITTEE

The Board of Directors established the Audit Committee in September 1996.

Names and qualifications of members of the Audit Committee:

The Audit Committee currently comprises 4 NEDs who are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws: Dick Milliken (Chair), Róisín Brennan, Emer Daly and Geoff Doherty. The Board has determined that both Dick Milliken and Geoff Doherty are the Committee's financial experts. It can be seen from the Directors' biographies appearing on pages 119 to 120, that the members of the Committee bring to it a wide range of experience and expertise, much of which is particularly appropriate for membership of the Audit Committee.

Number of Audit Committee meetings:

The Committee met 6 times during the year ended March 31, 2023. Individual attendance at these meetings is set out in the table on page 26. The Group CFO, the Head of Internal Audit and other senior Finance and IT managers (as required) normally attend meetings of the Committee. The external auditors attend as required and have direct access to the Committee Chair at all times. The Committee also meets separately at least once a year with the external auditors and with the Head of Internal Audit without senior management being present. The Head of Internal Audit has direct access to the Committee Chair at all times.

Summary of the role of the Audit Committee:

The role and responsibilities of the Committee are set out in its written terms of reference, which are available on the Company's website at https://investor.ryanair.com, and include:

- Monitoring the integrity of the financial statements of the Group and any formal announcements relating to the Group's financial performance, profit guidance and reviewing significant financial reporting judgements contained therein;
- Considering significant issues in relation to the financial statements, having regard to matters communicated to it by the auditors;
- Reviewing the interim and annual financial statements, Annual Report and Form 20-F before submission to the Board including advising the Board whether, taken as a whole, the content of the Annual Report and Form 20-F is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy;
- Reviewing the effectiveness of the Group's internal financial controls and risk management systems;
- Monitoring and reviewing the effectiveness of the Group's Internal Audit function;
- Considering and making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and approving their terms of engagement;
- Reviewing with the external auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit;
- Approving the remuneration of the external auditors, in particular ensuring that the pre-approval of non-audit services pertains only to those services deemed permissible under relevent Irish and U.S independence rules;
- Assessing annually the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements and the relationship with the external auditors as a whole, including the provision of any non-audit services;
- Reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensuring that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action; and
- Reviewing the terms of reference of the Committee annually.

These responsibilities of the Committee are discharged in the following ways:

- The Committee reviews the interim and Annual Reports as well as any formal announcements relating to the financial statements and guidance before submission to the Board. The review focuses particularly on any changes in accounting policy and practices, major judgmental areas and compliance with stock exchange, legal and regulatory requirements. The Committee receives reports from the external auditors identifying any accounting or judgmental issues requiring its attention;
- The Committee also meets with management and the external auditors to review the Annual Report and Form 20-F, which is filed annually with the Irish Companies Office and with the United States Securities and Exchange Commission respectively;
- The Committee regularly reviews risk management reports completed by management;
- The Committee conducts an annual assessment of the operation of the Group's system of internal control based on a detailed review carried out by the internal audit function. The results of this assessment are reviewed by the Committee and are reported to the Board;
- The Committee makes recommendations to the Board in relation to the appointment of the external auditor;
- Each year, the Committee meets with the external auditor and reviews their procedures and the safeguards which have been put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements;
- The Committee reviews and approves the external audit plan and the findings from the external audit of the financial statements;
- The Committee receives reports from the Head of Internal Audit detailing the reviews performed during the year and a risk assessment (including a semi-annual Enterprise Risk Management Register) of the Company;

- The Committee has a process in place to ensure the independence of the external auditor is not compromised, which includes monitoring the nature and extent of services provided by the external auditor through its annual review of fees paid to the external auditor for audit and non-audit services. Pre-approval from the Committee is required for all non-audit services to be provided by the external auditor. The Committee's review process is fully compliant with EU Audit Reform legislation. Only those services deemed permissible under Statutory Instrument No. 312 of 2016 and U.S. SEC rules, may be provided by the external auditor. Accordingly, the external auditor is permitted to provide non-audit services that are not, or not perceived to be, in conflict with auditor independence, provided it has the skill, experience, competency and integrity to perform the work, and is considered by the Committee to be the most appropriate party to provide such services in the best interests of the Company; and
- The Committee receives presentations in areas such as ESG, treasury and taxation, technical accounting and controls, information systems and security (including cyber security) in relation to the Group.

In addition, the Committee was requested by the Board to consider whether the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's performance, business model and strategy. In doing so, the Committee considered whether the financial statements are consistent with the Chairman's Report, the Group CEO's Report and operating and financial information elsewhere in the Annual Report.

In considering the fairness, balance and understandability of the Annual Report, the Committee had regard to the significant issues considered by the Committee in relation to the financial statements, set out below. Each of these significant issues was addressed in the report received from the external auditor and was discussed with management and the external auditor.

The Committee reported to the Board its conclusion that the Annual Report, taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy.

Significant issues considered by the Committee in relation to the financial statements and how these issues were addressed, having regard to matters communicated to it by the auditors:
- On page 174, the critical accounting policy for long lived assets is disclosed. There is a detailed description of the matters of estimate and the judgmental issues arising from the application of the Company's policy for accounting for such assets and how the Company dealt with these. The Audit Committee had detailed discussions with management around its conclusions in relation to the expected useful lives of the assets (including the new Boeing 737-8200 aircraft, the first of which was delivered in fiscal year 2022) and the expected residual value of the assets. In particular, the Audit Committee considered manufacturers' recommendations, expert valuation analysis and other available marketplace information in respect of the expected useful and residual lives of the assets. The Committee agreed with management's approach and conclusions in relation to the accounting for long lived assets;
- Also, on pages 174 to 175, the critical accounting policy for the hedging of derivative financial instruments is disclosed, which provides a detailed description of the significant judgements involved in the determination of the effectiveness of the Company's jet fuel and aircraft purchase hedge arrangements.
- In considering management's assessment of the Group's ability to continue as a going concern, the Committee had regard to available sources of finance including access to the capital markets, sale & leaseback transactions, secured debt structures, gross cash of approximately €4.7bn at March 31, 2023 and the sensitivity to changes in these items. The Committee considered the Group's cash generation projections through to the end of the Boeing 737-8200 aircraft purchase program (over the next two years). On the basis of the review performed, and the discussions held with management, the Committee was satisfied that it was appropriate that the financial statements should continue to be prepared on a going concern basis, and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern which need to be disclosed in the Annual Report. Please also refer to the Company's Viability Statement on page 32.

The Audit Committee also had detailed discussions with management concerning the judgements involved in:

i.   determining the level of passenger demand and its corresponding impact on the flight schedules for fiscal year 2024, which has an impact on the effectiveness of the Company's jet-fuel hedges; and

ii.   the timing of future payments for aircraft purchases that are dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules, which can impact on the effectiveness of the Company's hedges of future aircraft purchases.

The Committee considered the requirements under section 225 of the Irish Companies Act 2014 in relation to the Directors' Compliance Statement which applied to the Company for the year ended March 31, 2023 and has ensured that the Directors are aware of their responsibilities and fully comply with this provision.

In addition, the Committee completed an evaluation of the external audit process. The Committee considered a range of factors including the quality of service provided, the specialist expertise of the external auditor (PwC took over from KPMG Chartered Accountants during fiscal year 2023, following an audit tender process in fiscal year 2022), the level of audit fees and independence. The Committee have evaluated the work completed by the external auditor in the year to March 31, 2023, taking into account the fees paid to PwC, and are satisfied with their effectiveness, objectivity and their independence.

The Committee typically meets the external auditors up to 4 times per year. At these meetings:

- The external audit plan is considered and approved;
- The quarterly, interim and annual results are considered and are recommended to the Board for approval, following consideration of the significant issues relating to these matters, having regard to matters communicated to the Audit Committee by the external auditors;
- The Annual Report and Form 20-F, which is filed annually with the United States Securities and Exchange Commission and Euronext Dublin is considered and recommended to the Board for approval;
- The procedures and safeguards which the external auditors have put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements are reviewed;
- The letters of engagement and representation are reviewed; and
- The fees paid to the external auditor for audit and non-audit work are reviewed, to ensure that the fee levels are appropriate, and that audit independence is not compromised through the level of non-audit fees and the nature of non-audit work carried out by the external auditor. The Committee's policy is to expressly pre-approve every engagement of Ryanair's independent auditor for all audit and non-audit services provided to the Company. Only those services deemed permissible under Statutory Instrument No. 312 of 2016 and U.S. SEC rules may be provided by the external auditor.

As noted above, KPMG, Chartered Accountants, resigned as auditor during fiscal year 2023. PricewaterhouseCoopers ("PwC") were appointed in their place and will continue in office in accordance with the provisions of Section 383(2) of the Companies Act 2014.

As required under Section 381(1)(b) of the Companies Act 2014, a resolution authorising the Directors to determine the remuneration of the auditor will be proposed at the 2023 AGM.

2. EXECUTIVE COMMITTEE ("ExecCo")

The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Louise Phelan (Chair), Michael Cawley, Stan McCarthy, Howard Millar and Michael O'Leary are the members of ExecCo.

3. NOMINATION COMMITTEE ("Nomco")

Stan McCarthy (Chair), Elisabeth Köstinger (from April 2023), Howard Millar, Anne Nolan (from April 2023) and Louise Phelan are the members of Nomco. Nomco assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Company by:

- Assessing the skills, knowledge, experience and diversity (including gender, geographic and ethnic diversity) required on the Board and the extent to which each are represented;
- Establishing processes for the identification of suitable candidates for appointment to the Board; and
- Overseeing succession planning for the Board and senior management.

The role and responsibilities of the Nomco are set out in its written terms of reference, which are available on the Company's website, https://investor.ryanair.com. Nomco uses its members' extensive business and professional contacts, as well as the services of professional advisors/recruitment specialists, to identify suitable candidates. The Terms of Reference of Nomco are reviewed annually. The focus of Nomco is to maintain a Board which comprises the necessary expertise, quality and experience required by Ryanair to advance the Company and shareholder value. Ryanair recognizes the benefits of diversity.

4. REMUNERATION COMMITTEE ("Remco")

Remco has authority to determine the remuneration of Senior Management (including the Executive Director) of the Company and to administer the Company's share based remuneration plans as described on page 46 to 47. The members of Remco are Róisín Brennan (Chair), Eamonn Brennan (from April 2023) and Michael Cawley. Geoff Doherty served on Remco from September 2022 to March 2023 (inclusive), following Julie O'Neill's retirement in September 2022.

The role and responsibilities of the Remco are set out in its written terms of reference, which are available on the Company's website, https://investor.ryanair.com. Further information is set out in the Report of the Remuneration Committee on Directors' Remuneration on pages 40 to 48.

5. SAFETY & SECURITY COMMITTEE

The Ryanair Group Safety & Security Committee reviews and discusses air safety and security performance. The Committee reports to the Board of Directors each quarter. Members include Mike O'Brien and Ryanair's Chief Risk Officer, Carol Sharkey (who both act as Co-Chair) and Eamonn Brennan (from July 2023). Accountable Managers (and various other nominated persons) of each of the Ryanair Group Airlines are invited to attend meetings.

Code of Business Conduct and Ethics and Anti-Bribery & Anti-Corruption Policy

Ryanair's standards of integrity and ethical values have been established and are documented in the Code of Business Conduct and Ethics and the Anti-Bribery & Anti-Corruption ("ABAC") Policy.

 **The Code of Business Conduct and Ethics is available on the Company's website, https://investor.ryanair.com.**

The Code of Business Conduct and Ethics is applicable to all persons working for Ryanair or on Ryanair's behalf in any capacity, including directors, whether full-time, part-time, fixed-term and/or agency employees or contractors. The Code contains the Company's Whistleblowing Policy and Procedure consistent with the EU Whistleblowing Directive (2019/1937). There are established channels for reporting code violations or other concerns, including in a confidential manner. A committee of senior executives representing finance, legal, safety and risk, as well as human resources functions has been established to appoint impartial investigators who are appropriately placed to investigate reports.

Attendance at Board and Committee Meetings - Year Ended March 31, 2023

Name	Board	Audit	ExecCo	Nomco	Remco	Safety & Security
Mr. S. McCarthy (Chair)	8/8	-	5/5	5/5	-	-
Ms. L. Phelan (SID)	8/8	-	5/5	5/5	-	-
Mr. E. Brennan (i)	n/a	-	-	-	n/a	-
Ms. R. Brennan	8/8	6/6	-	-	5/6	-
Mr. M. Cawley	8/8	-	5/5	-	6/6	-
Ms. E. Daly	8/8	6/6	-	-	-	-
Mr. G. Doherty (ii)	7/8	6/6	-	-	2/3	-
Ms. E. Köstinger (i)	n/a	-	-	n/a	-	-
Mr. H. Millar	8/8	-	5/5	5/5	-	-
Mr. D. Milliken	8/8	6/6	-	-	-	-
Ms. A. Nolan (iii)	4/4	-	-	n/a	-	-
Mr. M. O'Brien	8/8	-	-	-	-	4/4
Mr. M. O'Leary	8/8	-	5/5	-	-	-
Ms. J. O'Neill (iv)	3/3	-	-	-	3/3	-

(i) Appointed to the Board in April 2023.
(ii) Geoff Doherty served on Remco between September 2022 and March 2023 (inclusive).
(iii) Appointed to the Board in December 2022 & joined Nomco in April 2023.
(iv) Retired from the Board (and Chair of Remco) in September 2022.

Performance Evaluation

To enhance Board performance and effectiveness, the Board has established a formal process to annually evaluate the performance and effectiveness of the Board, that of its principal Committees (the Audit, Nomination and Remuneration Committees) and the Executive Director.

In 2023, the Board performance and effectiveness evaluation was conducted by Deloitte Ireland LLP, using Deloitte's proprietary Effectiveness Framework. This external evaluation process commenced in February and concluded in May 2023 with the presentation of a report to the Board.

The report identified key strengths of the Board and helped the Board develop an action plan to address areas for improvement, including forward planning and retention of an adequate skillset mix within the Board and its Committees while enhancing Board diversity during a period of refreshment with several long-serving directors due to retire in the next few years.

The Board intends to monitor progress with the implementation of the action plan which emerged from the 2023 external evaluation process and to conduct an internal evaluation during 2024 to continue to align with good practice and governance standards.

Stakeholder's engagement

The Board recognises its responsibilities in respect of Provision 5 of the 2018 Code in relation to stakeholder engagement. Key stakeholders include our Workforce, Shareholders and Customers.



The Boeing 737 *"Gamechanger"*.

Workforce

As noted above, from April 2023, Eamonn Brennan is Ryanair's Non-Executive Director with oversight of workforce engagement. Róisín Brennan held this role throughout fiscal year 2023. The role of the Workforce Engagement NED is to engage with employees and bring feedback to the Board so together, the Board can understand and consider these views in its decision making. The Board includes Workforce Engagement as an agenda item at least quarterly. During the past year, Róisín Brennan, as Workforce Engagement NED, built upon previous panel engagements and hosted several panel discussions with various teams including our cabin crew, engineers, ground ops, Labs team, office support staff and pilots. The mix of those in attendance at each of the panel discussions provided valuable insights into the working life of our people. Suggestions made at various panel discussions have subsequently been incorporated into our operations. Róisín Brennan reported to the Board on employee engagement at least quarterly throughout fiscal year 2023.

Shareholders

Ryanair recognizes the importance of communications with shareholders. Ryanair communicates with its shareholders following the release of quarterly and annual results directly via roadshows, recorded results presentations made available on the investor relations section of our website (https//investor.ryanair.com), investor and sustainability days, conferences, corporate governance & ESG forums and/or by analyst calls. The Group CEO, Group CFO, Director of Sustainability, Head of Investor Relations, and other senior managers participate in these events.

During the year ended March 31, 2023 the Company held discussions with a substantial number of institutional investors, analysts, ESG advisors (incl. CDP, ISS-Governance, MSCI and Sustainalytics) and proxy advisor firms (incl. Glass Lewis, ISS and PIRC). Additionally, NEDs including the Chairman, SID, Committee Chairs and Workforce Engagement NED (as appropriate) met shareholders at the Company's semi-annual Shareholder Corporate Governance & ESG forums. These successful events provided an opportunity for shareholders to directly engage with Board members and Senior Management on a range of different ESG topics. We look forward to hosting similar events in the future. An extensive shareholder engagement exercise (led by the Chairman and Remco Chair) was carried out with larger shareholders representing almost 60% of our shareholders as part of the Group CEO's contract extension during fiscal year 2023.

The Board is kept informed of the views of shareholders through the Executive Director and Senior Management (including the Group CFO, Head of Investor Relations and Director of Sustainability and Finance). Furthermore, feedback from roadshow meetings and investor relations analyst reports are provided to the entire Board on a regular basis.

In addition, the Board determines, on a case by case basis, specific issues where it would be appropriate for the Chairman, SID, Workforce Engagement NED and/or Chairs of Board Committees to communicate directly with shareholders or to indicate that they are available to communicate if shareholders so wish. If any of the Non-Executive Directors wishes to attend meetings with major shareholders, arrangements are made accordingly.

Customers

Every customer who flies with Ryanair is invited to rate their trip based on a number of criteria. This rating forms the basis of the Customer Satisfaction ("CSAT") survey. A Customer Experience Forum, meets monthly to review feedback from the CSAT survey and identify meaningful actions to improve customer's experience. CSAT scores are published monthly on Ryanair's website (https://corporate.ryanair.com/facts-figures/customer-satisfaction). In fiscal year 2023, Customer Panel events were held to obtain direct feedback on the improvements customers wanted. This feedback helps form the basis of our fiscal year 2024 Customer Programme. Ryanair recorded a strong CSAT score of over 85% in fiscal year 2023.

In fiscal year 2022, Ryanair established a Customer Panel which meets periodically to provide valuable feedback and insights to enable Ryanair to improve it's customer offerings. For further details, refer to page 42 in our 2023 Sustainability Report.

In fiscal year 2022, a materiality assessment was conducted, whereby, key stakeholders were surveyed to understand the ESG topics that are of importance to them. The Group has used the feedback of this assessment to form the basis of the key topics the Group will report and monitor. Further detail on the materiality assessment is outlined in our 2023 Sustainability Report ("Aviation with Purpose") https://corporate.ryanair.com/sustainability/.

General Meetings

All shareholders are given adequate notice of the Annual General Meeting ("AGM").



Financial, operational and other information on the Company is provided on the Company website, https://investor.ryanair.com.

Ryanair will continue to propose a separate resolution at the AGM on each substantially separate issue, including a separate resolution relating to the Directors' Report and financial statements. The Board Chair and the Chair of the Audit Committee and Remco are available to answer questions from all shareholders.

The Group CEO makes a presentation at the AGM on the Group's business and its performance during the prior year and answers questions from shareholders. The AGM affords shareholders the opportunity to question the Chairman and the Board.

All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under note "Limitations on Share Ownership by Non-EU Nationals" on page 138. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend. Record dates are specified in the notes to the Notice convening the meeting.

Shareholders may exercise their right to vote by appointing a proxy or proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the Meeting.

A shareholder or group of shareholders, holding at least 5% of the issued share capital, has the right to requisition an Extraordinary General Meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for an item on the agenda of any general meeting (whether an AGM or an EGM) provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the general meeting.

A request by a member to put an item on the agenda or to table a draft resolution shall be received by the Company in hardcopy form or in electronic form at least 42 days before the meeting to which it relates.

Notice of the AGM and the Form of Proxy are sent to shareholders at least 21 days before the meeting. The AGM will be held at 9.00a.m. on September 14, 2023 in the Ryanair Engineering Centre, 230/240 Lakeshore Drive, Airside Business Park, Swords, K67 XF79, Co. Dublin, Ireland.

All general meetings other than the AGM are called EGMs. An EGM must be called by giving at least 21 clear days' notice. Except in relation to an adjourned meeting, 3 members, present in person or by proxy, entitled to vote upon the business to be transacted, shall be a quorum. The passing of resolutions at a general meeting, other than a special resolution, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast. Votes may be given in person by a show of hands, or by proxy.

At the Meeting, after each resolution has been dealt with, details are given of the level of proxy votes cast on each resolution and the numbers for, against and withheld. This information is made available on the Company's website following the meeting. At the 2022 AGM, as was highlighted by the meeting's Chair during the AGM and reported immediately following the AGM, discretionary proxies representing 0.005% of shares were voted in favour of the resolutions by the meeting's Chairman. The Company will continue to report such discretionary proxy voting in future Annual Reports and with the results of AGM voting (issued immediately following each AGM).

At the 2022 AGM, all resolutions were passed by the requisite majority. However, the Board noted that, resolutions 4(d) and 4(g) passed with a majority of less than 80% (both receiving votes in favour of approximately 73%). In accordance with the U.K. Corporate Governance Code, Ryanair updated shareholders in February 2023 on subsequent actions taken by the Board. The Board has continued to engage with shareholders to further understand and discuss any concerns with respect to these resolutions. The Board is grateful to those shareholders who took the time to engage in these discussions and we received helpful feedback. From the consultations conducted both before and after the AGM, the Company has an understanding of the reasons why some shareholders were not supportive of these resolutions and will consider these views in further decision making.

Risk Management & Internal Control
The Directors have overall responsibility for the Company's system of risk management and internal control and for reviewing its effectiveness. The Directors acknowledge their responsibility for the system of risk management and internal control which is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the Financial Reporting Council's "Guidance on Risk Management, Internal Control and Related Financial and Business Reporting", most recently revised in September 2014, the Board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the Group, that it has been in place for the year under review and up to the date of approval of the financial statements and that this process is regularly reviewed by the Board.

In accordance with the provisions of the 2018 Code, the Directors review the effectiveness of the Company's system of internal control including:

- Financial
- Operational
- Compliance
- Risk Management

The Board is ultimately responsible for the Company's system of risk management and internal controls and for monitoring its effectiveness. The key procedures that have been established to provide effective risk management and internal control include:

- A strong and independent Board which meets at least four times per year and has separate Group CEO and Chairman roles;
- A clearly defined organizational structure along functional lines and a clear division of responsibility and authority in the Company, including the appointment of a Chief Risk Officer and Head of Internal Audit;
- The hiring of suitably qualified persons;
- A comprehensive system of internal financial reporting which includes preparation of detailed monthly management accounts, providing key performance indicators and financial results for each major function within the Company;
- Preparation and issue of financial reports to shareholders and the markets, including the Annual Report and consolidated and Company financial statements, is overseen by the Audit Committee. The Company's financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. The Company's processes support the integrity and quality of data, including appropriate segregation of duties. The financial information of the parent entity and all subsidiary entities, which form the basis for the preparation of the consolidated financial statements are subject to scrutiny by Group level senior management. The Company's financial reports, financial guidance, and Annual Report and consolidated financial statements are also reviewed by the Audit Committee of the Board in advance of being presented to the full Board for their review and approval;
- Quarterly reporting of the financial performance with a management discussion and analysis of results;
- Weekly Management Committee meetings including senior Group and airline management, to review the performance and activities of the Group;
- Detailed budgetary process which includes identifying risks and opportunities and which is ultimately approved at Board level;
- Board approved capital expenditure and Audit Committee approved treasury policies & procedures which clearly define authorization limits and procedures;
- An internal audit function which reviews key financial, IT and business processes and controls, and which has full and unrestricted access to the Audit Committee;
- An Audit Committee which approves audit plans, considers significant control matters raised by management and the internal and external auditors and which is actively monitoring the Company's compliance with section 404 of the Sarbanes Oxley Act of 2002;
- Established systems and procedures to identify, control and report on key risks. Exposure to these risks is monitored by the Audit Committee and the Management Committee; and
- A risk management program is in place throughout the Company whereby executive management review and monitor the controls in place, both financial and non-financial, to manage the risks facing the business.

The Board has satisfied itself on the effectiveness of the internal control systems in operation and it has reviewed and approved the reporting lines to ensure the ongoing effectiveness of the internal controls and reporting structures.

On behalf of the Board, the Audit Committee has reviewed the effectiveness of the Company's system of risk management and internal control for the year ended March 31, 2023 and has reported thereon to the Board. The Audit Committee monitors management's response to significant control failure or weakness in the risk management process, receives regular progress updates, and ensures issues are sufficiently remediated.

The Board has delegated to executive management the planning and implementation of the systems of internal control within an established framework which applies throughout the Company.

Second Shareholders' Rights Directive

The Company will seek shareholder approval for its Directors' Remuneration Policy at its Annual General Meeting in 2023. The Company's Remuneration Policy, which was previously approved at the 2022 AGM, was updated following an extension of the Executive Director's contract of employment during fiscal year 2023. The updates reflect changes to the bonus structure and changes in the final vesting date and conditions for share options granted to the Executive Director in 2019. The current policy allows Remco to exercise the full discretion conferred by Articles 78, 79, 81, 94, 96, 97 and 98 of the Company's Articles of Association subject to the following restrictions:

1. Article 77 of the Company's Articles of Association, which provides that the ordinary remuneration of the Directors shall be determined from time to time by an ordinary resolution of the Company;
2. Section 238 of the Companies Act 2014, which requires certain substantial non-cash transactions involving Directors to be approved by shareholders;
3. Irish Listing Rule 6.1.32 and 6.1.35, which require certain incentive schemes and discounted option arrangements to be approved by shareholders;
4. Irish Listing Rule 11 and section 1110 of the Companies Act 2014, which require certain transactions with related parties to be approved by shareholders; and
5. The rules of the Option Plan 2013 and the LTIP 2019.

Takeover Bids Directive

Information regarding rights and obligations attached to shares are set forth in Note 14 on pages 212 to 214.

Shares in the Ryanair employee share schemes carry no control rights and shares are only issued (and gain voting rights), if/when options are exercised by employees and/or share grants vest.

Ryanair's Articles of Association do not contain any restrictions on voting rights. However, there are provisions in the Articles which allow the Directors to (amongst other things) restrict the voting rights of shares held by non-EU nationals if the Board believes the number of non-EU nationals holding shares in Ryanair would put it in breach of the regulations, licenses and permits which allow it to operate.

Ryanair has not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Details of the rules concerning the removal and appointment of the Directors are set out above. There are no specific rules regarding the amendment of the Company's Articles of Association. Details of the Company's share buyback program are set forth on pages 131 and 132. The shareholders approved the power of the Company to buyback shares at the 2006 AGM and at subsequent general meetings.

None of the significant agreements to which the Company is party contain change of control provisions. As referred to above in the Directors' Report, the Group CEO's employment agreement does not contain provisions providing for compensation on his termination.

Going Concern

In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group's cash-on-hand of approximately €4.7bn at March 31, 2023, and cash generation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The Board are satisfied that it remains appropriate to adopt the going concern concept. In arriving at this decision, the Board considered, among other things:

1. The Ryanair Group's liquidity with over €4.84bn cash at June 30, 2023, a €0.4bn increase in net cash when compared to March 31, 2023 (despite €1.1bn capital expenditure), and the Group's continued focus on cash management;
2. The Group's solid BBB+ (stable) credit rating from S&P and Fitch Ratings.
3. The Group's strong balance sheet with approximately 99% of its Boeing 737 fleet unencumbered;
4. The Group's access to the debt capital markets. In fiscal year 2022, the Group raised a €1.2bn, 5-year unsecured, Eurobond at a low coupon of 0.875%;
5. Ongoing cost reductions across the Group coupled with the Group's ability (as evidenced throughout the Covid-19 crisis) to preserve cash and reduce operational and capital expenditure in a downturn; and
6. Increased bookings and passenger traffic.

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and current funding facilities outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

For this reason, the Group continues to adopt the going concern basis in preparing the financial statements. The Directors' responsibility for preparing the financial statements is explained on page 49 and the reporting responsibilities of the auditor are set out in their report starting on page 158.

Viability Statement

The Group's internal strategic planning processes currently extend to fiscal year 2026 (inclusive) which covers the expected delivery timeframe for the Group's Boeing 737-8200 aircraft order and its passenger growth target to approximately 225m customers p.a. during that timeframe. Future assessments of the Group's prospects are subject to uncertainty that increases with time and cannot be guaranteed or predicted with certainty.

The Directors have taken account of the Group's strong financial and operating condition, its BBB+ (stable) credit rating (with both S&P and Fitch Ratings), the available sources of finance including access to the capital markets, sale & leaseback transactions, secured debt structures, cash on hand of approximately €4.68bn at March 31, 2023 and approximately €4.84bn at June 30, 2023 and the sensitivity to changes in these items. The Directors considered the Group's cash generation projections through to the end of the Boeing 737-8200 aircraft purchase program together with the principal risks and uncertainties facing the Group, as outlined in the Principal Risks and Uncertainties section starting on page 59, and the Group's ability to mitigate and manage those risks. Appropriate stress-testing of the Group's internal budgets, liquidity and cashflows are undertaken by management on an ongoing basis to consider the potential impact of severe but plausible scenarios in which combinations of principal risks materialize together.

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the course of the Boeing 737-8200 aircraft order.

Compliance Statement

Ryanair has complied, throughout the year ended March 31, 2023, with the provisions set out in the U.K. Corporate Governance Code and the requirements set out in the Irish Corporate Governance Annex, except as outlined below. The Group has not complied with the following provisions of the 2018 Code, but continues to review these situations on an ongoing basis:

- NEDs historically participated in the Company's share option plans. The 2018 Code requires that, if exceptionally, share options are granted to NEDs that shareholder approval should be sought in advance and any shares acquired by exercise of the options should be held until at least one year after the NED leaves the Board. In accordance with the 2018 Code, the Company sought and received shareholder approval to make certain stock option grants to its NEDs and as described above, the Board believes the quantum of historic, unvested options granted to certain NEDs is not so significant as to impair their independence. At the 2019 AGM, shareholders approved a new Long-Term Incentive Plan ("LTIP 2019"). Under LTIP 2019, NEDs cannot receive share options but will be eligible to receive non-conditional ordinary shares from time to time.

On behalf of the Board

Stan McCarthy   **Michael O'Leary**
Chairman   **Group CEO**

July 21, 2023

ENVIRONMENTAL & SOCIAL REPORT



THOMAS FOWLER

FY23 SAW MEANINGFUL ADVANCES ON OUR PATHWAY TO NET ZERO WHICH IS UNDERPINNED BY THE USE OF SUSTAINABLE AVIATION FUEL ("SAF") AND THE LATEST AIRCRAFT TECHNOLOGY AND ENGINES.

We're pleased to present our 2023 sustainability highlights, including significant ESG achievements and our plans for the future. For full details of our 2023 sustainability performance, please see our 2023 Sustainability Report.

Environment

As Europe's largest airline group, Ryanair has an important role in shaping the future of sustainable aviation. We are committed to ensuring that our operations align with global efforts to mitigate the impacts of climate change. To this end, we have developed a comprehensive Climate Transition Plan that encompasses our approach to reducing carbon emissions through fleet renewal and new technologies, promoting the scaling and use of sustainable aviation fuels, and prioritizing action on climate change across our business. For the full Climate Transition Plan, please see page 12 of our 2023 Sustainability Report.

In 2023, Ryanair continued to focus on environmental efficiency resulting in our CO_2 per passenger km dropping to pre-Covid levels despite a summer of ongoing Air Traffic Control (ATC) disruption and lower load factors.



FY23 EMISSIONS BREAKDOWN

SCOPE 1
14,266,186 MtCO2e (82.14%)

SCOPE 2 (Market Based)
2,372 MtCO2e (0.01%)

SCOPE 3
3,100,314 MtCO2e (17.85%)

In FY23, our carbon intensity improved to 66g CO2 pax/km (76g CO2 pax/km in FY22). A key driver in the improvement in carbon intensity, relates to the addition of 37 new Boeing 737-8200s into the fleet, bringing the total Boeing 737-8200s to 98 at year end.

RYANAIR GROUP   ANNUAL REPORT 2023

The Boeing 737-8200 aircraft has 4% more seats and uses the latest engine technology (CFM Leap-1B engines) which are 16% more fuel efficient than the previous generation.

The Group is refining our near-term emission intensity target to reflect the ambition needed to meet the transition to a 1.5°C world. Using FY23 as the base year, the Group is targeting a reduction in CO_2 intensity of 25% by the end of FY31 (i.e. c.50g CO_2 pax/km), from a previous target of 10% reduction (i.e. 60g CO_2 pax/km). Additionally, the Group is introducing a new near-term efficiency target to reduce CO_2 per pax/km to 63g by FY26 (5% reduction).

Our long-term target of net zero emissions by 2050 remains unchanged.

New Technology
We took delivery of a further 37 Boeing 737-8200 "Gamechanger" aircraft which are 16% more fuel efficient, reduce noise by 40% and have 4% more seats. By the end of March 31, 2023, we had 98 of these aircraft in our fleet, and today this stands at over 120.

In May 2023, Ryanair signed a record aircraft order for up to 300 Boeing MAX-10s. These new, fuel efficient, greener technology aircraft offer 21% more seats, burn approximately 20% less fuel and are approximately 50% quieter than our Boeing 737-NGs. This order, coupled with our remaining Gamechanger deliveries, will create 10,000 high paid jobs for aviation professionals, including pilots, cabin crew and engineers over the next decade.

In H1 fiscal year 2023 ("FY23"), we signed an agreement with Aviation Partners Boeing to retrofit our Boeing 737-800 NG fleet with split scimitar winglet technology. This further reduces carbon emissions and fuel burn by up to 1.5%, while lowering take off noise by 6.5% and decreasing NOx emissions by 8%.

For more information, please see page 15 of our 2023 Sustainability Report.

Sustainable Aviation Fuel
Significant progress was made towards reaching our ambitious 2030 goal of powering 12.5% of Ryanair flights with SAF. We have recently expanded our SAF partnerships with Neste (Schiphol), OMV (Austria, Germany and CEE) and Shell (in London and Dublin) by announcing a multi-year Memorandum of Understanding ("MOU") with Repsol to supply Ryanair bases in Spain. This means that Ryanair has signed MOU's for the supply of up to 675,000 mt of SAF (equivalent to approximately 70% of our 12.5% 2030 target) to be delivered across our key European locations.

For more information, please see page 16 of our 2023 Sustainability Report.

Sustainability Day at the Ryanair Sustainable Aviation Research Centre, Trinity College Dublin
In December 2022, Ryanair hosted its first Sustainability Day in Trinity College Dublin ("TCD"). It gave us the opportunity to showcase the work we are supporting through the Ryanair Sustainable Aviation Research Centre. We also used the day to share our Pathway to Net Zero.



On the day, over 100 attendees heard from Ryanair's fuel suppliers, engine/airframe manufacturers, airport partners and TCD thought leaders about what needs to be done to support the entire aviation sector to reduce its impact on the environment.



For a full update on the work of the Ryanair Sustainable Aviation Research Centre please see page 22 of our 2023 Sustainability Report.



RESEARCHING
SUSTAINABLE AVIATION



Ryanair Sustainable Aviation Research Centre
Trinity College Dublin
Improving overall airport noise by changing fleet makeup
The overall airport noise footprint can significantly reduced by including new noise reducing technology into an airline

Pathway to Net Zero event Dec. 2022, TCD (Professors and PhD research students with Michael O'Leary).

Social

Operational Safety & Security

The safety and security of our passengers and our people is Ryanair's number 1 priority.

In FY23 Ryanair launched its safety communications app "Safety Alert" to its pilots. This app allows us to address/highlight urgent issues and communicate with our people. This app, as well as the platform that provides end-to-end management of our safety and operational processes, forms central pillars of our safety management system.

For a full update on our approach to Operational Safety & Security please see page 33 of our 2023 Sustainability Report.



'ONE MISSION' SAFETY

Labor Relations

At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. These agreements successfully delivered job security through the 2 years of the Covid pandemic, as Ryanair maintained not only the jobs but also the licences of our crew.

Following the Group's strong H1 FY23 financial and operational performance, Ryanair brought forward the full restoration of pay for all crews covered by these long-term agreements to December 2022 (approximately 28 months early).

For a full update on our Labour Relations please see page 36 of our 2023 Sustainability Report.

Attraction & Retention

During FY23, Ryanair responded to competitor closures by setting up a fast-track recruitment process for those affected. Recruitment focussed on all roles at Ryanair including Flight Crew, Cabin Crew, Engineers, Ground Staff and support teams.

Ryanair recruited over 3,000 new people last year and has over 22,000 aviation professionals looking after our customers. For a full update on our Attraction & Retention please see page 35 of our 2023 Sustainability Report.

Inclusion, Diversity & Equality

For 2023's International Women's Day we launched *"The Sky's No Longer The Limit"* campaign, inspired by the statistic that only 7% of pilot applicants are women. We launched the Role Models Roadshow for schools, where young women can hear from our female pilots and women right across our business who have built their career in Ryanair.

To read more about our commitment to Inclusion, Diversity & Equality, please see page 38 of our 2023 Sustainability Report.

Customer

Customer Satisfaction

In FY23, we delivered a strong CSAT score of over 85%. Our crew continue to rate highly with our passengers, with 'crew friendliness' consistently achieving our top CSAT score of 95%. Overall sentiment around Ryanair also improved this year. Our annual brand sentiment tracker recorded an overall Net Promoter Score (NPS – would you recommend Ryanair to a friend?) of +14, which is a 7-point improvement on last year's score.

For a full update on our Customer Satisfaction strategy please see <u>page 43</u> of our 2023 Sustainability Report.

Customer Commitments

Last year, we established customer service targets with the aim of answering all customer queries in a timely and efficient manner. Our targets are

90% | of all calls answered within an average of 5 mins

95% | of chats answered within an average of 5 mins

70% | of general requests actioned within 5 days

100% | of complaints answered within 28 days

100% | of passenger rights claims answered within 14 days

For a full update on our Customer Service initatives please see <u>page 45</u> of our 2023 Sustainability Report**.**

Cyber Security

Cyber security is a key focus area in which the Group invests heavily and in FY23 we doubled the size of our 24/7 security team. During the year we also successfully completed the EU Network and Information Systems (NIS) Directive Audit and the Civil Aviation Authority's (CAA) Cyber Security CAF Audit. For a full update on our Cyber Security performance please see <u>page 48</u> of our 2023 Sustainability Report.

Data Protection

In FY23, we registered no sanctioned complaints or incidents concerning breaches of customer or employee privacy, data leaks, theft or loss of data.

For a full update on our Data Protection strategy please see <u>page 49</u> of our 2023 Sustainability Report.

Governance

Please see the Chairman's report for full details of governance updates in FY23. I would like to highlight that during the year Ryanair's Board approved an updated Code of Business Conduct & Ethics and Anti-Bribery & Anti Bribery Corruption Policy. These updates reflect changes to EU legislation on whistleblowing protection and data protection.

During the coming financial year, the Board will be presented with the draft Ryanair Supplier Code of Conduct for review and approval. The purpose of the Code is to set the expectations that we have for all Ryanair's suppliers on issues such as environment and energy management, human rights and bribery & corruption.

Success

In recognition of these achievements, we have seen our ESG ratings with Sustainalytics, MSCI and S&P Global improve, while maintaining our strong B rating with CDP. Please see <u>page 7</u> of our Sustainability Report for more details.

I would like to thank all of my colleagues across the Ryanair Group for their enthusiasm and determination in ensuring that we deliver our ambitious ESG targets. I look forward to continuing the hard work during fiscal year 2024.

RATINGS:








Thomas Fowler
Director of Sustainability & Finance
July 21, 2023

CONSOLIDATED DISCLOSURES PURSUANT TO ARTICLE 8 TAXONOMY REGULATION

The EU Taxonomy is a classification system for environmentally sustainable economic activities, the purpose of which is to direct investments towards sustainable projects and activities and to provide companies, investors and policymakers with appropriate definitions for which economic activities can be considered environmentally sustainable.

Article 8 of Regulation (EU) 2020/852 (the **"Taxonomy Regulation"**) establishes a framework to facilitate sustainable investing. As part of the Taxonomy Regulation, Ryanair is required to disclose how and to what extent the Group's activities are associated with economic activities that qualify as environmentally sustainable under Articles 3 and 9 of the Taxonomy Regulation and Article 10 (2) of Commission Delegated Regulation (EU) 2021/2178 (the **"Delegated Disclosures Act"**).

The Group is required to report the share of taxonomy-eligible economic activities in terms of turnover, capital expenditures ("Capex") and operating expenditures ("Opex"). Only taxonomy-eligible economic activities related to the first two environmental objectives (climate change mitigation and climate change adaptation) in accordance with Article 9 of the Taxonomy Regulation and Article 10 (2) of the Delegated Disclosures Act are required to be reported for fiscal year 2023.

Ryanair Approach

The economic activities listed in Annex 1 and Annex 2 of Commission Delegated Regulation (EU) 2021/2139 (the **"Climate Delegated Act"**) were analyzed by management. The main economic activity of the Group is the air transport of passengers. Draft proposals exist which will bring air transport into the taxonomy, however these have not yet become EU law. As such, the Group's use of sustainable aviation fuel, retrofit of split scimitar winglets on older aircraft and fleet renewal are not yet taxonomy aligned. There were no other material activities identified as taxonomy eligible.

KPI

With Aviation not yet one of the sectors covered by the Climate Delegated Act, the share of taxonomy-eligible economic activities in Turnover, Capex and Opex was 0% in fiscal year 2023.

Turnover

Turnover consists of Total Operating Revenues. See Consolidated Income Statement per page 167 alongside Note 16 for details of the Group's revenue generation. The associated accounting policies are set out on pages 171 to 184.

Capital Expenditure ("Capex")

Capex consists of additions to fixed assets, intangible assets, maintenance prepayments greater than one year, and right-of-use assets. See Note 16 of the Consolidated financial statements.

Operating Expenditure ("Opex")

Opex consists of Total Operating Expenses. See Consolidated Income Statement per page 167. The associated accounting policies are set out on pages 171 to 184.

	Total €m	Proportion taxonomy eligible economic activities (in %)	Substantial Contribution		DNSH criteria (Does no significant harm)		Category (enabling activity)	Category (transitional activity)	Proportion taxonomy non-eligible economic activities (in %)	Calculation	Explanation
			Climate Change Mitigation	Climate Change Adaption	Climate Change Mitigation	Climate Change Adaption					
Turnover	10,775	0%	0%	0%	0%	0%	0%	0%	100%	Revenue derived from taxonomy-eligible economic activities (numerator) divided by the net turnover (denominator). With regard to the numerator, we have not identified any taxonomy-eligible activities as Group revenue is primarily derived from the air transport of passengers (by the Climate Delegated Act).	The Group did not generate any revenues from taxonomy-eligible products and services during FY23. The Group's carbon offset offering does not generate any profits.
Capex	1,913	0%	0%	0%	0%	0%	0%	0%	100%	Taxonomy-eligible Capex (numerator) divided by our total Capex (denominator). With regard to the numerator, the largest proportion of Capex is in relation to aircraft purchases.	The Group has invested in the latest aircraft technologies as part of the 210 B737-8200 "Gamechanger" order, however, this is not currently covered by the Climate Delegated Act. As such, the proportion of taxonomy-eligible Capex was 0%.
Opex	9,333	0%	0%	0%	0%	0%	0%	0%	100%	Taxonomy-eligible Opex (numerator) – determined against the eligible economic activities described in the Climate Delegated Act divided by our total Opex (denominator).	While the Group uses SAF on certain routes this is not currently covered by the Climate Delegated Act. As such, the proportion of taxonomy-eligible Opex was 0%.

REPORT OF THE REMUNERATION COMMITTEE ON DIRECTORS' REMUNERATION

RÓISÍN BRENNAN



1. THE REMUNERATION COMMITTEE ("Remco")

Remco determines the remuneration of senior management (including the Executive Director) and administers the Company's share-based remuneration plans as described on pages 46 and 47. Members of Remco as at March 31, 2023 were Róisín Brennan (Chair), Michael Cawley and Geoff Doherty (appointed in Sept. 2022). In April 2023, Eamonn Brennan joined Remco and Geoff Doherty stepped down from the Committee. Julie O'Neill retired from Remco and the Board in Sept. 2022.

The role and responsibilities of Remco are set out in its written terms of reference, which are available on the Company's website, https://investor.ryanair.com. All members of Remco have access to the advice of the Group CEO and Group CFO and the Board Chairman attends meetings (by invitation) from time-to-time. Remco engages external remuneration advisors (in recent years Deloitte and Willis Towers Watson ("WTW")) to advise on various projects including the design and implementation of LTIP 2019, the setting of annual bonus targets as the Group emerged from the Covid-19 crisis and embarked upon an ambitious 5-year growth plan (including the delivery of 210 Boeing 737-8200 "Gamechanger" aircraft, which should see traffic grow to approximately 225m p.a. by fiscal year 2026) and the recent extension of the Group CEO's employment contract to July 2028 (announced in Dec. 2022).

Following 96% support for Ryanair's Directors' Remuneration Policy and 98% support for the Remuneration Report at the 2022 AGM, there were no specific issues that Remco needed to address with shareholders. Stan McCarthy (Chairman) and Róisín Brennan (Remco Chair) did, however, undertake an extensive shareholder engagement process in relation to the extension of Michael O'Leary's ("MOL") Group CEO contract of employment to July 2028 during Q3, of fiscal year 2023. Remco also notes feedback from shareholder engagement (post the 2022 AGM) in relation to resolution 4(d), which passed with a majority of less than 80% (approximately 73% votes in favour).

2. REMUNERATION POLICY

The 2022 Directors' Remuneration Policy was approved at the AGM in Sept. 2022. Following the extension of MOL's contract of employment, including the extension of the 2019 share options grant vesting period, and a 2023 review of Non-Executive Directors ("NED") remuneration, an amended Directors' Remuneration Policy, which reflects changes to the Group CEO's bonus structure, changes in the final vesting date and performance conditions for

RYANAIR GROUP   ANNUAL REPORT 2023

share options granted to the Executive Director in 2019 and revised NED remuneration (including biennial grants of unconditional (i.e. no performance targets) ordinary shares under LTIP 2019), will be put to an advisory and non-binding vote at the upcoming AGM in September 2023 in accordance with Section 1110M of the Irish Companies Act 2014 (as amended). Other than the changes noted above, and some other minor amendments to align with best practice, the Remuneration Policy will be unchanged.

(i) Clarity

The Group CEO (who is the only Executive Director) is rewarded competitively (taking account of the comparative marketplace in Europe) to ensure that he is motivated to deliver in the best interests of all shareholders.

(ii) Simplicity

The remuneration of the Group CEO is structured towards a competitive basic salary (by EU comparatives) and share options vesting on delivery of clear, but very challenging, performance targets and a bonus scheme which allows the Group CEO to earn up to a maximum of 50% of his base pay each year by way of performance related bonus. In order to align Group performance with shareholder interests, the Group CEO has been granted a generous allocation of share options at market price on the date of grant but these options will only vest on delivering a very clear but very challenging profit after tax ("PAT") and/or Company share price performance targets which, if achieved, will deliver considerable returns to shareholders. In recognition of the Group's ambitious 5-year growth plan (agreed by the Board in fiscal year 2022), environmental and customer service targets, Remco (who may exercise discretion in setting annual targets) agreed that the Group CEO's bonus will be determined annually by reference to published targets. The current targets are as follows:

- Up to 50% of the total is determined by reference to achieving the Group's annual traffic targets (set at 185m passengers for fiscal year 2024). If the annual traffic target is not achieved in the fiscal year, a threshold applies (set at 170m passengers for fiscal year 2024) where 25% of the total is awarded. The bonus award will be calculated on a straight-line basis if fiscal year traffic is between the threshold and the annual traffic target;
- Up to 25% of the total is dependent upon achieving specific environmental targets. In fiscal year 2024, 25% of the quantum will be earned if the Company achieves an A- rating from CDP. If the Company does not achieve an A- (or better) rating, 20% of the total will be earned if the Company retains its B rating and 15% of the total will be earned if the Company is rated at least B- by CDP; and
- Up to 25% of the total is dependent upon delivery of specific customer service targets. In fiscal year 2024, 25% of the total quantum will be earned if Ryanair's customer satisfaction ("CSAT") score is, on average, 82.5%, marginally lower than fiscal year 2023 due to widespread Air Traffic Control ("ATC") delays expected across Europe throughout summer 2023. If an 82.5% CSAT score is not achieved, then 20% of the total quantum will be awarded if the CSAT score is at least 75%. 15% of the total will be awarded if the CSAT score is at least 65%, and movements between 65%-75% and 75%-82.5% will be calculated, and awarded, on a straight-line basis.

(iii) Risk

Reputational and other risks from excessive rewards, and behavioural risks that can arise from target-based incentive plans are identified and mitigated.

(iv) Predictability

The Group CEO's share option grant (awarded as part of his 5-year contract in February 2019 and extended as part of his contract extension to July 2028 in fiscal year 2023) with a strike of €11.12 (the share price when shares were granted in 2019), has clear but very challenging targets. The PAT of the Ryanair Group must exceed €2.2bn (previously a €2.0bn target) in any year up to fiscal year 2028 (inclusive) and/or the Company's share price must exceed €21 for a period of 28 days between April 1, 2021 and March 31, 2028. This gives certainty to all stakeholders if or when these very challenging targets have been met. Since these are very challenging targets, especially given the impact of Covid-19 and the war in Ukraine on our business over the past 3 years, none of these option vesting conditions have yet been achieved.

(v) Proportionality

Linking share based remuneration to the Ryanair Group's ambitious long-term targets (e.g., PAT above €2.2bn and/or share price above €21 as noted above) ensures that suboptimal performance is not rewarded. As share options cannot vest before the end of fiscal year 2028, and can then only be exercised up to February 2029, the Executive Director is fully aligned with shareholders' interests over this extended period of time. Regardless of when stretched performance targets may be achieved, such options can only be exercised after fiscal year 2028 (and their exercise will depend on the then share price and whether the options are "in the money"). If targets are not achieved and/or MOL does not remain in employment to July 2028, then zero options will vest or be exercisable.

(vi) Alignment to Culture

The Group has a policy of minimizing management expenses and accordingly it does not provide defined benefit pensions, company cars, or unvouched expenses to senior managers. Expense claims must be vouched and are rigorously vetted by the Group airlines CFO's.

The total remuneration paid to senior management (defined as the Executive team reporting to the Board of Directors together with all Non-Executive Director's fees) is set out in Note 18 of the consolidated Financial Statements. The Company's policy in respect of share-based remuneration is dealt with in section 6 below.

 Details of Ryanair's Remuneration Policy ("Policy") is set out in full on https://investor.ryanair.com/remuneration-policy/.

3. PERFORMANCE

During fiscal year 2023 (FY23):

*   Sustainalytics ranked Ryanair the No.1 European airline for ESG (for the second year running).
*   MSCI upgraded Ryanair to BBB (was B).
*   Ryanair retained its industry leader CDP 'B' rating.
*   Pay cuts (negotiated during Covid) were restored 28 months early by agreement with crews.
*   The Group reported a PAT (pre-exceptional) of €1.43bn (compared to a prior year net loss of €355m).
*   Ryanair's balance sheet recovered strongly with year-end net cash of €0.56bn (2022: €1.45bn net debt).
*   99% of the Group's Boeing 737 fleet is unencumbered.
*   Traffic grew strongly to 168.6m from 97.1m (up 13% on pre Covid traffic).
*   98 Boeing 737 "Gamechangers" delivered (bringing year-end fleet to 537 aircraft).
*   5 new bases and approx. 300 new routes opened.
*   Fuel over 80% hedged. At Mar. 31, 2023 fuel was 81% hedged for FY24 and 15% for H1 FY25.
*   Ryanair's ex-fuel unit cost gap advantage (over competitor EU airlines) widened significantly.
*   Ryanair's industry leading formula of lowest fares, reliability, and great service saw its CSAT score rise to over 85%.

FY23 was a very challenging year for Ryanair. Following a difficult start, due to the Covid Omicron variant, Q1 traffic and fares (including peak Easter travel) were badly impacted by Russia's invasion of Ukraine on 24 Feb. 2022. The launch of Ryanair's summer 2022 ("S.22") schedule was affected by multiple third party ATC, airport security and handling staff shortages which disrupted on-time-performance ("OTP") and Group operations for the remainder of H1. Thanks to the brave decisions taken during the Covid crisis, Ryanair was uniquely well resourced to operate its S.22 schedule, while many competitor airlines cancelled capacity (often at short notice) to address staff shortages. The Group's investment in maintaining jobs and crew currency, albeit while cutting pay during Covid-19 (by agreement with Group unions), delivered industry leading stability and reliability for our passengers throughout S.22 and FY23. H2 was much more stable.

The Group invested heavily in new, fuel-efficient, aircraft (with 98 Boeing 737 "Gamechangers" in the fleet at year-end). We recruited and trained over 3,000 new crew members, grew our market share across Europe and repaired our balance sheet. Ryanair's fuel and currency hedges meant that the Group enjoyed a considerable cost advantage over competitor airlines. As a result of these achievements, traffic grew to 168.6m (+13% on pre Covid-19 traffic and 74% ahead of the prior year) and the Group reported a PAT of €1.43bn (excluding an exceptional after tax €114m unrealised loss on the mark-to-market of fuel caps), compared to a prior year (pre-exceptional) loss of €355m. Scheduled revenue increased by over 160% to €6.93bn and ancillary revenue, generated approx. €22.80 per passenger (up 79% at €3.84bn). Total revenue rose 124% to €10.78bn. Operating costs increased 75% to €9.20bn, driven by higher fuel costs (+113% to €3.90bn, offset by improved fuel burn as more Gamechangers entered the fleet and favourable fuel hedges), crew pay restoration and 74% traffic growth. Ex-fuel operating costs rose 54%, well below traffic growth, and unit costs (ex-fuel) were just over €31 per passenger. Year-end net cash was €0.56bn (2022: net debt of €1.45bn) and 99% of the Group's Boeing 737 fleet is unencumbered.

4. GROUP CEO CONTRACT EXTENSION

In Dec. 2022 MOL agreed to a 4-year contract extension as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO will receive a basic salary of €1.2m p.a. from April 2024. For FY24 his maximum annual bonus will be reduced to 50% of basic pay (previously 100%). In line with best practice, MOL does not receive any pension benefits. This new contract extends the vesting period for the 10m share options granted in Feb. 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and MOL will receive nothing other than his basic salary and annual bonus. These options will also lapse should MOL leave the Ryanair Group's employment on/before the end of July 2028. Due to the impact of Covid, the illegal invasion of Ukraine in Feb. 2022 and the resulting spike in fuel prices, to date, none of these very ambitious vesting targets have yet been achieved. MOL's contract extension, a process which included extensive engagement with shareholders and proxy advisors, is subject to the adoption of an amended Director's Remuneration Policy, which will be tabled at the Company's 2023 AGM. The shareholder engagement process, which was led by Stan McCarthy (Chairman) and Róisín Brennan (Remco Chair), involved discussions with large institutional shareholders (and the key proxy advisors) representing just under 60% of the Company's issued share capital. Following consideration of feedback received from this exercise, the ambitious share options PAT target was increased to €2.2bn (previously a €2.0bn target).

To the extent that options vest, they can only be exercised between April 2028 and February 2029. Additionally, they will likely only be exercised to the extent that the then share price exceeds the share options strike price. The stretched PAT and share price targets mean that the Group CEO is fully aligned with and committed to delivering superior returns for shareholders over the entire term of his contract of employment. The Group CEO is subject to a covenant not to compete with the Company within the EU for 12 months after the termination of his employment. The options grant contains malus and claw back provisions.

The Group CEO is the only Executive Director of the Board. Following a review of his performance, and that of the Group, in fiscal year 2023 Remco awarded MOL a bonus of €425,000 (2022: €475,000).

- Up to 50% of the total bonus was determined by reference to an FY23 traffic target of 165m passengers. Actual traffic was 168.6m which exceeded the target. Remco awarded all 50% of the max. bonus linked to traffic growth, an amount of €250,000;
- Up to 30% of the total bonus was payable if the Group received an upgrade in its CDP rating from B to A-. 15% of the total was payable if the Company retained its B rating. In Dec. 2022 CDP reaffirmed Ryanair's B rating, so a bonus of €75,000 (15%) was awarded; and
- Up to 20% of the total bonus was payable if the Company's CSAT score was, on average, 85% for the fiscal year. As Ryanair's CSAT score for fiscal year 2023 achieved this target, a bonus amount of €100,000 (20%) was awarded.

Based on the performance achieved against the published targets described above, the formulaic outcome was a payment of €425,000, or 85% of the max. bonus level. Remco considered the holistic performance of the business during the year, as well as the experience of the wider stakeholders, and determined that this formulaic outcome was appropriate in the circumstances and no further adjustment was required.

In relation to fiscal year 2023, Remco were satisfied that the Remuneration Policy has operated as intended in terms of Company performance and quantum.

The Group CEO's pay and bonus for fiscal years 2020, 2021, 2022 and 2023, is set out below:

Realized Remuneration	Basic €'000	Bonus €'000	Cash Total €'000	Percentage Change y-o-y
FY March 31, 2020	500	458	958	-48%
FY March 31, 2021*	250	-	250	-74%
FY March 31, 2022	500	475	975	+290%
FY March 31, 2023	500	425	925	-5%

In FY21 (during the Covid pandemic) the Group CEO agreed to a 50% cut in his basic pay and waived any bonus in solidarity with our people who had agreed pay cuts of between 5% to 20%. These pay cuts have since been restored by agreement with Group unions. In each of the years above, the Company recorded a technical non-cash accounting charge in relation to share options granted to the Group CEO (primarily 10m share options granted in February 2019). These charges were: €2.51m (2020); €1.78m (2021); €1.78m (2022); and €1.78m (2023), but no such payments were made to the Group CEO. These options remain unvested.

In relation to fiscal year 2024, the Group CEO's base pay will be €1.2m and his max. potential bonus will be 50% of basic pay, subject to the achievement of the stretch targets set out above in section 2 (ii).

5. NON-EXECUTIVE DIRECTORS

The level of NED fees have traditionally been low by EU airline industry comparatives. Directors are appointed following selection by the Nomination Committee, approval by the Board, and must be elected by the majority of shareholders at the following AGM. Ryanair has adopted a policy whereby all Directors retire on an annual basis and being eligible for re-election, offer themselves for election. This therefore gives Ryanair's shareholders an annual opportunity to vote on the suitability of each Director.

To ensure that NED compensation is competitive to attract candidates with the skills and experience to make a valuable contribution to the Ryanair Board, a review of NED remuneration was carried out in 2023. Arising from this review (the first in over 10-years), and in keeping with the Group's commitment to keep remuneration simple and clear, it was determined that with effect from FY24, NED remuneration will be structured as follows:

- Base fee: €75,000 p.a.
- Additional fees payable for:
  - Senior Independent Director ("SID"): €25,000 p.a.
  - Chair of Audit, Remuneration and Safety & Security Committees: €25,000 p.a.

Additionally, every 2-years (commencing in fiscal year 2024) NEDs will be granted unconditional (i.e. no performance targets) ordinary shares under LTIP 2019 with a value of approx. €50,000.

With effect from FY24 the Board Chairman's fees will increase to €150,000 p.a. and he will also qualify for a biennial grant of unconditional ordinary shares under LTIP 2019 with a value of approx. €50,000.

None of the NEDs hold a service agreement with the Company that provides for benefits upon termination. Directors' fees for fiscal year 2023 and 2022 are set out below:

Fees and emoluments – Non-Executive Directors who held office throughout fiscal year 2023

Fees	March 31, 2023* €'000	March 31, 2022* €'000	Change
Róisín Brennan	50.0	50.0	0%
Michael Cawley	50.0	50.0	0%
Emer Daly	50.0	50.0	0%
Geoff Doherty (i)	50.0	25.0	+100%
Stan McCarthy	100.0	100.0	0%
Howard Millar	50.0	50.0	0%
Dick Milliken	50.0	50.0	0%
Anne Nolan (ii)	16.7	n/a	n/a
Mike O'Brien	75.0	75.0	0%
Julie O'Neill (iii)	25.0	50.0	-50%
Louise Phelan	50.0	50.0	0%
Total	**566.7**	**550.0**	**+3%**

i) Joined in Oct. 2021. (ii) Joined in Dec. 2022. (iii) Retired in Sept. 2022.
*In fiscal year 2023 the Company recorded a technical non-cash accounting charge of approximately €73k (2022: €80k) in relation to (unvested) share options granted to NEDs in Feb. 2019. Further details in relation to share options held by Directors are set out in on page 10 of the Directors' Report.

Change in remuneration of Directors

The average percentage change in remuneration for all other employees from FY23 compared to FY22 was an increase of approx. 29%. Flight & cabin crew remuneration rose by 29% primarily due to higher variable pay as flight hours increased in FY23 and temporary pay cuts (agreed with union partners during the Covid pandemic) were restored in Dec. 2022 (some 28 months early) for over 95% of crews covered by multi-year pay restoration agreements. The average percentage change for all other employees from FY23 compared to FY22 was an increase of approx. 28%.

	As of March 31 *year on year increase/(decrease)*			
	2023	**2022**	**2021**	**2020**
Exec. Director Cash Remuneration	(5%)	290%	(74%)	(48%)
Non-Exec. Directors Fees	3%	9%	(19%)	(8%)
Ave. Remuneration per employee	28%	26%	(50%)	13%
Passengers	74%	246%	(81%)	5%

As another measure of performance, we are disclosing the Total Shareholder Return of Ryanair compared to relevant peers and indexes over the past ten years, as represented in the following graph:

RYANAIR GROUP   ANNUAL REPORT 2023

10 years Total Shareholder Return



* Peer index comprised of Air France-KLM, Lufthansa, EasyJet, Wizz Air, IAG and Southwest

6. SHARE BASED REMUNERATION

The Company's share option plan, which was approved by shareholders at the 2013 AGM ("Options Plan 2013"), encourages our people to think and act like long-term shareholders and prioritize sustainable returns. While this plan was successful, following a broad review by Remco (with the assistance of Deloitte) of the Company's variable pay arrangements during 2019, it became clear that there was a need to put in place a more regular, formalized, long-term incentive arrangement for senior managers. As such, at the Sept. 2019 AGM the Company requested, and received, shareholder approval for the 2019 Long-Term Incentive Plan ("LTIP 2019"). Under this new framework, senior managers may be eligible to receive regular awards, typically of whole shares rather than share options, with vesting based on performance against stretching three-year targets. In light of the award of options in Feb. 2019 (as part of his then contract renewal, subsequently extended in December 2022) to the Group CEO under Options Plan 2013, Remco has determined that no awards will be made to the Group CEO under LTIP 2019 for the duration of his existing contract out to July 2028. While NEDs are permitted to receive share awards (but not options) under LTIP 2019, such awards, in line with good corporate governance, are not subject to performance conditions.

This more formal framework will, over time, provide senior managers with a schedule of overlapping awards, each aligned with key performance goals for their respective periods. In this manner Remco considers that it will act as a more effective driver of sustainable returns than the previous framework and a strong retention tool. It is recognized that the framework of LTIP 2019 is more aligned with the general direction of the market, with arrangements in close peers, and with the expectations of many shareholders.

The performance conditions which will attach to awards to be granted to senior managers under the LTIP 2019 are currently expected, at the discretion of Remco, to be a combination of absolute traffic growth, relative TSR performance against airline peers and achievement of ESG targets. Absolute traffic growth drives bottom-line financial performance and is a key performance indicator for Ryanair, TSR measures the Company's relative performance against peers and reflects the overall shareholder experience and ESG targets (including environmental targets) align with the Group's goal of reducing its CO_2 per passenger/km over the coming years. Remco will determine the appropriate performance targets when making grants under LTIP 2019.

A description of the Company's Option Plan 2013 and LTIP 2019 are available on <u>pages 134 and 135</u>. Details of the share options granted to Executive and Non-Executive Directors are set forth on <u>page 10</u> of the Directors' Report.

RYANAIR GROUP ANNUAL REPORT 2023

Prior to the shareholder approval of LTIP 2019, share options were granted occasionally (under Options Plan 2013), at the discretion of the Board and Remco, to incentivize superior performance by the management team, to encourage their long-term commitment to Ryanair and to align the objectives of management with those of the shareholders. Management are encouraged, through share-based remuneration, to think and act like long term shareholders and prioritize shareholder returns. Options will only be exercisable where exceptional PAT or share price targets have been achieved over multi-year periods from date of grant. A vesting condition is that managers must remain in full time employment for an agreed period from the grant date in order to exercise these options. The multi-year targets set by Remco are ambitious and option grants contains malus and clawback provisions.

As at March 31, 2023, some NEDs held a modest number of share options as set out in the Director's Report on page 10. Whilst the 2018 Code discourages the grant of options to NEDs, the Company has a policy of complying with these codes or explaining why it does not. In this case, because of its substantial NASDAQ listing and U.S. shareholder base, where U.S. investors traditionally encouraged and promote modest NED options, the Company historically granted a small amount of share options to NEDs. The Company, in accordance with the 2018 Code, sought and received shareholder approval to make these share option grants and Remco believes that this very modest number of options does not impair the independence of judgement or character of NEDs.

Following consultation with shareholders and the subsequent adoption of LTIP 2019 at the 2019 AGM, no further share options or performance related shares will be granted to NEDs. This legacy issue will, therefore, naturally disappear as options are exercised or lapse. The vesting period for share options granted to NEDs in February 2019 runs until the end of fiscal year 2024. There are no other outstanding share options granted to NEDs.

Ryanair complies with the Investment Association's Principles of Remuneration whereby the Company's share-based remuneration schemes do not exceed 10% of the issued share capital in any rolling 10-year period.

Details of employee share option plans are set forth on pages 213 to 214 in Note 14(c) to the consolidated Financial Statements.

7. DIRECTORS' PENSION BENEFITS
None of the Directors, including the Executive Director, receive pension benefits as set forth in Note 18(c) to the consolidated Financial Statements.

8. DIRECTORS' SHAREHOLDINGS
The interests of each Director, that held office at the end of fiscal year 2023, in the share capital of the Company as at March 31, 2023, are set out in the table below.

The Group CEO has a 3.9% shareholding which aligns his interests with those of long-term shareholders and comfortably exceeds the Pensions and Lifetime Savings Association recommendation on Executive Director share ownership (circa 200% of base salary).

No. of Shares at	March 31, 2023	March 31, 2022	March 31, 2021
Róisín Brennan	4,000	4,000	-
Michael Cawley	756,198	756,198	756,198
Emer Daly	6,840	6,840	6,840
Geoff Doherty	50,700	50,700	n/a
Stan McCarthy	10,000	10,000	10,000
Howard Millar	500,000	500,000	435,000
Dick Milliken	17,250	17,250	9,750
Anne Nolan	-	n/a	n/a
Mike O'Brien	4,405	4,405	4,405
Michael O'Leary	44,096,725	44,096,725	44,096,725
Louise Phelan	60,000	60,000	30,000

9. SHAREHOLDERS' VOTES ON REMUNERATION REPORT

A resolution to approve the Remuneration Report will be put to shareholders at the Company's AGM. This advisory and non-binding resolution is often referred to as a "say on pay". Details of the voting outcomes at the 2022, 2021 and 2020 AGMs are set out below:

Remuneration Report	2022 VOTES (m)	2021 VOTES (m)	2020 VOTES (m)
For	141 (98%)	96 (94%)	502 (66%)
Against	3 (2%)	6 (6%)	261 (34%)
Total*	144 (100%)	102 (100%)	763 (100%)

Between August 2019 and August 2021, the Company repurchased or cancelled over 33.9m ordinary shares and issued shares in a €400m placement in Sept. 2020. Following Brexit in Jan. 2021, non-EU shareholders were disenfranchised and were not entitled to vote at the 2021 or 2022 AGMs.

The Directors' Remuneration Policy was tabled at the 2022 AGM and received 96% approval. At the 2022 AGM, Discretionary proxies representing 0.005% of shares were voted in favour of the resolutions by the meeting's Chairman.

The Company has actively engaged with shareholders, and the large ESG proxy advisor firms (including Glass Lewis, ISS, MSCI, PIRC and Sustainalytics) on corporate governance matters in recent years, including during FY23. Key areas of engagement during FY23 included the annual Ryanair Governance Forum held in Ryanair's state of the art training centre in Dublin in April 2023; quarterly investor roadshows; the Chairman and SID annual meeting with shareholders following the 2022 AGM; a Sustainability Day hosted with our partner Trinity College Dublin at the TCD Sustainable Aviation Research Centre in Dec. 2022; extensive shareholder and proxy advisor engagement in relation to the extension of MOL's Group CEO contract to July 2028 (announced in Dec. 2022); and engagement with shareholders (post the 2022 AGM) in relation to resolutions 4(d) and 4(g) which passed with a majority of less than 80% (both receiving votes in favour of approximately 73%). A 2022 AGM voting update was provided to shareholders on actions taken by the Board in Feb. 2023.

In accordance with Section 1110M of the Companies Act 2014, the Company will seek shareholder approval (via an advisory and non-binding vote) for its amended Directors Remuneration Policy at its AGM on Sept. 14, 2023.

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE
ANNUAL REPORT AND THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the European Union and applicable law including Article 4 of the IAS Regulation. The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 2014. In preparing the Group Financial Statements the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board ("IASB").

Under company law the Directors must not approve the Group and Company financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Company and of the Group's profit or loss for that year. In preparing each of the Group and Parent Company financial statements, the Directors are required to:

• select suitable accounting policies and then apply them consistently;
• make judgements and estimates that are reasonable and prudent;
• state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
• assess the Group and Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
• use the going concern basis of accounting unless they either intend to liquidate the Group or Company or to cease operations or have no realistic alternative but to do so.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) and the Central Bank (Investment Market Conduct) Rules to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and which enable them to ensure that the financial statements comply with the provision of the Companies Act 2014. The Directors are also responsible for taking all reasonable steps to ensure such records are kept by its subsidiaries which enable them to ensure that the financial statements of the Group comply with the provisions of the Companies Act 2014 including Article 4 of the IAS Regulation. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for safeguarding the assets of the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for preparing a Directors' Report that complies with the requirements of the Companies Act 2014.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's and Company's website, https://investor.ryanair.com. Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

RESPONSIBILITY STATEMENT AS REQUIRED BY THE TRANSPARENCY DIRECTIVE AND U.K. CORPORATE GOVERNANCE CODE

Each of the Directors, whose names and functions are listed on pages 119 to 120 of this Annual Report, confirm that, to the best of each person's knowledge and belief:

- The Group financial statements, prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the IASB, and the Company financial statements prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the IASB, as applied in accordance with the provisions of Companies Act 2014, give a true and fair view of the assets, liabilities, and financial position of the Group and Company at March 31, 2023 and of the profit or loss of the Group for the year then ended;
- The Directors' report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face; and
- The Annual Report and financial statements, taken as a whole, provides the information necessary to assess the Group's performance, business model and strategy and is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

On behalf of the Board

Stan McCarthy
Chairman
July 21, 2023

Michael O'Leary
Group CEO

PRESENTATION OF
FINANCIAL AND CERTAIN OTHER INFORMATION

As used herein, the term "Ryanair Holdings" refers to Ryanair Holdings plc. The term the "Company" refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term "Ryanair" refers to Ryanair DAC, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term "Ryanair Group" refers to the wholly owned subsidiary airlines of Ryanair Holdings, including Ryanair Sun S.A. ("Buzz"), Lauda Europe Limited ("Lauda"), Malta Air Limited, Ryanair DAC, and Ryanair U.K. Limited. The term "fiscal year" refers to the 12-month period ended on March 31 of the quoted year. The term "Ordinary Shares" refers to the outstanding par value 0.600 euro cent per share common stock of the Company. All references to "Ireland" herein are references to the Republic of Ireland. All references to the "U.K." herein are references to the United Kingdom and all references to the "United States" or "U.S." herein are references to the United States of America. References to "U.S. dollars," "dollars," "$" or "U.S. cents" are to the currency of the United States, references to "U.K. pound sterling," "U.K. £" and "£" are to the currency of the U.K. and references to "€," "euro," "euros" and "euro cent" are to the euro, the common currency of twenty member states of the European Union (the "EU"), including Ireland. Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See "Item 4. Information on the Company—Trademarks." This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company's consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2023 (collectively referred to as "IFRS" throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.0872, or $1.00 = €0.9198, the official rate published by the U.S. Federal Reserve Board in its weekly "H.10" release (the "Federal Reserve Rate") on March 31, 2023. The Federal Reserve Rate for euro on June 30, 2023 was €1.00 = $1.0920 or $1.00 = €0.9158. See "Item 3. Key Information" for information regarding historical rates of exchange relevant to the Company, and "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the effects of changes in exchange rates on the Company.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING INFORMATION

Except for the historical statements and discussions contained herein, statements contained in this report constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements may include words such as "expect," "estimate," "project," "anticipate," "should," "intend," and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the "SEC") may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company's share of new and existing markets, general industry and economic trends and the Company's performance relative thereto and the Company's expectations as to requirements for capital expenditures and regulatory matters. The Company's business is to provide a low-fares airline service in Europe and North Africa, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy.

Forward-looking statements with regard to the Company's business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company's control, that could cause actual results to differ materially from such statements.

It is not reasonably possible to itemize all the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.

Among the factors that are subject to change and could significantly impact the Company's expected results are global pandemics such as Covid-19, the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, significant outbreaks of airborne disease, terrorist attacks, cyber-attacks, war and geopolitical uncertainty, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, dependence on external service providers and key personnel, supply chain disruptions, aircraft delivery delays, fluctuations in currency exchange rates and interest rates, fluctuations in corporate tax rates, changes to the structure of the European Union and the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Europe, the general willingness of passengers to travel, continued acceptance of low fares airlines and flight interruptions caused by Air Traffic Controllers ("ATC") strikes and staff shortages, extreme weather events or other atmospheric disruptions.

The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE OF CONTENTS

PART I

RYANAIR GROUP   ANNUAL REPORT 2023

PART III

Item 1. *Identity of Directors, Senior Management and Advisers*

      Not applicable.

Item 2. *Offer Statistics and Expected Timetable*

      Not applicable.

Item 3. *Key Information*

THE COMPANY

      Ryanair Holdings operates a low fare, low cost scheduled airline group serving short-haul, point-to-point routes from 91 bases to airports across Europe and North Africa, which together are referred to as "Ryanair's bases." For a list of these bases, see "Item 4. Information on the Company—Route System, Scheduling and Fares." Ryanair pioneered the low-fares air travel model in Europe in the early 1990s. As of June 30, 2023, the Ryanair Group had a fleet of 530 Boeing 737s, including 119 Boeing 737-8200 "Gamechanger" aircraft. In addition, the Group had 28 leased Airbus A320 aircraft. The Group offers over 3,000 short-haul flights per day serving approximately 230 airports across Europe and North Africa. Passengers who switch to Ryanair (from EU legacy airlines) can reduce their emissions by up to 50% per flight. A detailed description of the Company's business can be found in "Item 4. Information on the Company".

SELECTED FINANCIAL DATA

The following tables set forth certain of the Company's selected consolidated financial information as of and for the periods indicated. Financial information presented in euro in the table below has been derived from the consolidated financial statements that are prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial information for fiscal year 2023 has been translated from € to U.S.$ using the Federal Reserve Rate on March 31, 2023. This information should be read in conjunction with: (i) the audited consolidated financial statements of the Company and related notes thereto included in Item 18 and (ii) "Item 5. Operating and Financial Review and Prospects."

Income Statement Data:

	Fiscal year ended March 31,					
	2023(a)	2023	2022	2021	2020	2019
	(in millions, except per-Ordinary Share data)					
Total operating revenues	$ 11,714.8	€ 10,775.2	€ 4,800.9	€ 1,635.8	€ 8,494.8	€ 7,697.4
Total operating expenses	$ (10,146.4)	€ (9,332.6)	€ (5,140.5)	€ (2,475.2)	€ (7,367.4)	€ (6,680.6)
Operating profit/(loss)	$ 1,568.4	€ 1,442.6	€ (339.6)	€ (839.4)	€ 1,127.4	€ 1,016.8
Other expense	$ (0.1)	€ (0.1)	€ (90.2)	€ (269.3)	€ (457.1)	€ (68.7)
Profit/(loss) before taxation	$ 1,568.3	€ 1,442.5	€ (429.8)	€ (1,108.7)	€ 670.3	€ 948.1
Tax (expense)/credit	$ (139.9)	€ (128.7)	€ 189.0	€ 93.6	€ (21.6)	€ (63.1)
Profit/(loss) after taxation	$ 1,428.4	€ 1,313.8	€ (240.8)	€ (1,015.1)	€ 648.7	€ 885.0
Ryanair Holdings basic earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$ 1.2565	€ 1.1557	€ (0.2130)	€ (0.9142)	€ 0.5824	€ 0.7739
Ryanair Holdings diluted earnings/(loss) per Ordinary Share (U.S. dollars)/(euros)	$ 1.2534	€ 1.1529	€ (0.2130)	€ (0.9142)	€ 0.5793	€ 0.7665

Balance Sheet Data:

	As of March 31,					
	2023(a)	2023	2022	2021	2020	2019
	(in millions)					
Cash and cash equivalents	$ 3,913.2	€ 3,599.3	€ 2,669.0	€ 2,650.7	€ 2,566.4	€ 1,675.6
Total assets	$ 17,836.5	€ 16,405.9	€ 15,149.8	€12,328.0	€14,747.2	€ 13,250.7
Current and long-term debt, including lease obligations	$ 4,475.1	€ 4,116.2	€ 5,077.4	€ 5,426.8	€ 4,211.2	€ 3,644.4
Shareholders' equity	$ 6,135.1	€ 5,643.0	€ 5,545.3	€ 4,646.6	€ 4,914.5	€ 5,214.9
Issued share capital	$ 7.5	€ 6.9	€ 6.8	€ 6.7	€ 6.5	€ 6.8
Weighted Average Number of Ordinary Shares in issue during the year	1,136.8	1,136.8	1,130.5	1,110.4	1,113.8	1,143.6

Cash Flow Statement Data:

	Fiscal year ended March 31,					
	2023(a)	2023	2022	2021	2020	2019
	(in millions)					
Net cash inflow/(outflow) from operating activities*	$ 4,230.3	€ 3,891.0	€ 1,940.5	€ (2,448.0)	€ 1,327.1	€ 1,759.3
Net cash (outflow)/inflow from investing activities	$ (2,067.0)	€ (1,901.2)	€ (1,414.4)	€ 937.0	€ (301.1)	€ (744.2)
Net cash (outflow)/inflow from financing activities*	$ (1,145.9)	€ (1,054.0)	€ (536.5)	€ 1,622.5	€ (287.0)	€ (854.5)
Increase/(decrease) in cash and cash equivalents	$ 1,017.4	€ 935.8	€ (10.4)	€ 111.5	€ 739.0	€ 160.6

Amounts are inclusive of net foreign currency differences

(a) Dollar amounts are initially measured in euro in accordance with IFRS and then translated to U.S.$ solely for convenience at the Federal Reserve Rate on March 31, 2023 of €1.00 = $1.0872 or $1.00 = 0.9198.

SELECTED OPERATING AND OTHER DATA

The following tables set forth certain operating data of Ryanair for each of the fiscal years shown. Such data are derived from the Company's consolidated financial statements prepared in accordance with IFRS and from certain other data, and are not audited. For definitions of the terms used in this table, see the Glossary in Appendix A.

	Fiscal Year ended March 31,				
Operating Data:	**2023**	**2022**	**2021**	**2020**	**2019**
Operating Margin	13%	(7)%	(51)%	13%	12%
Break-even Load Factor	81%	88%	108%	83%	83%
Average Booked Passenger Fare (€)	41.12	27.33	37.65	37.46	37.03
Ancillary Rev. per Booked Passenger (€)	22.81	22.13	21.80	19.71	17.14
Total Rev. per Booked Passenger (€)	63.93	49.47	59.45	57.17	54.17
Cost Per Booked Passenger (€)	55.37	52.97	89.95	49.58	47.01
Average Fuel Cost per U.S. Gallon (€)	2.46	1.92	1.74	2.06	1.79

	Fiscal Year ended March 31,				
Other Data:	**2023**	**2022**	**2021**	**2020**	**2019**
Revenue Passengers Booked (millions)	169	97	28	149	142
Booked Passenger Load Factor	93%	82%	71%	95%	96%
Average Sector Length (miles)	766	772	776	761	774
Sectors Flown	946,643	620,524	204,828	823,897	789,771
Number of Airports Served at Period End	222	223	225	242	219
Average Daily Flight Hour Utilization (hours)	9.40	6.88	2.37	9.11	9.02
Team Members at Period End	22,261	19,116	15,016	17,268	16,840
Team Members per Aircraft at Period End	41	38	33	37	36

RISK FACTORS

Risks Related to the Company

The Company may not be successful in increasing fares to cover rising business costs. Ryanair operates a low-fares airline. The success of its business model depends on its ability to control costs so as to deliver low fares while at the same time earning a profit. Ryanair has limited control over its fuel costs and already has comparatively low operating costs. In periods of high fuel costs, if Ryanair is unable to further reduce its other operating costs or generate additional revenues, operating profits are likely to fall. Furthermore, as part of its change in marketing and airport strategy, the Company expects increased marketing and advertising costs along with higher airport charges at primary airports in which it operates. Ryanair cannot offer any assurances regarding its future profitability. Changes in fuel costs and availability could have a material adverse impact on Ryanair's results. See "—The Company faces significant price and other pressures in a highly competitive environment" and "—Changes in fuel costs and availability affect the Company's results".

Changes in fuel costs and availability affect the Company's results. Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022, and remain volatile. As international prices for jet fuel are denominated in U.S. dollars, Ryanair's fuel costs are also subject to certain exchange rate risks. Substantial price increases, adverse exchange rates, or the unavailability of adequate fuel supplies, including, without limitation, any such events resulting from international terrorism, prolonged hostilities in Central Eastern Europe, the Middle East or other oil-producing regions or the suspension of production by any significant producer, may adversely affect Ryanair's profitability. In the event of a fuel shortage resulting from a disruption of oil imports or otherwise, additional increases in fuel prices or a curtailment of scheduled services could result.

Ryanair enters into hedging arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts or fuel call options covering periods of up to 12-18 months of anticipated jet fuel requirements. Ryanair is exposed to risks arising from fluctuations in the price of fuel, and movements in the euro/U.S. dollar exchange rate, especially in light of volatility in the relevant currency and commodity markets. Any movements in fuel costs could have a material adverse effect on Ryanair's financial performance. In addition, any strengthening of the U.S. dollar against the euro could have an adverse effect on the cost of buying fuel in euro.

No assurances whatsoever can be given about trends in fuel prices. Average fuel prices for future years may be significantly higher than current prices. There also cannot be any assurance that Ryanair's current or any future arrangements will be adequate to protect Ryanair from increases in the price of fuel or that Ryanair will not incur losses due to high fuel prices, either alone or in combination with other factors. Because of Ryanair's low fares as well as Ryanair's expansion plans, which could have a negative impact on yields, its ability to pass on increased fuel costs to passengers through increased fares or otherwise is somewhat limited. The expansion of Ryanair's fleet has resulted and will likely (in coming years) continue to result in an increase in Ryanair's aggregate fuel consumption.

Additionally, declines in the price of oil and/or capacity declines may expose Ryanair to some risk of hedging losses and hedge ineffectiveness that could lead to negative effects, including income statement volatility on Ryanair's financial condition and/or results of operations.

A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support. Because Ryanair currently sources the majority of its aircraft and many related aircraft parts from Boeing, if Ryanair were unable to acquire additional aircraft or sufficient spare parts from Boeing, or if Boeing were unable or unwilling to make timely deliveries of aircraft or to provide adequate support for its products, Ryanair's operations could be materially and adversely affected.

Ryanair is subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. As almost all of Ryanair's reservations are made through its website and mobile app, security breaches could expose it to a risk of loss or misuse of customer information, litigation and potential liability. Third-party service organizations are used for both the reservation and flight planning processes. These third-party service organizations are also subject to cyber security risks. Ryanair secures its website and follows the recommendations set out in the U.S. National Institute of Standards and Technology's Cyber Security Framework. Nevertheless, the security measures which have been or will be implemented may not be effective, and Ryanair's systems may be vulnerable to theft, loss, damage, and interruption from a number of potential sources and events, including unauthorized access or security breaches, cyber-attacks, computer viruses, power loss, or other disruptive events. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. Ryanair may not have the resources or technical sophistication to anticipate or prevent these rapidly evolving types of cyber-attacks. Attacks may be targeted at Ryanair, its customers and suppliers, or others who have entrusted it with information. Moreover, the war in Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located around the region of conflict. While Ryanair has experienced, and expects to continue to experience these types of threats and incidents, the Group has not detected any material cyber security events during fiscal year 2023.

The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Company's business, results of operations, financial condition and liquidity. At various times since the outbreak of the Covid-19 pandemic ("Covid-19") in February 2020, governments and other authorities globally implemented a range of restrictions including lockdowns, "do not travel" advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, social distancing, limitations on the number of persons that should be present at public gatherings and other similar restrictive measures. Restrictions and regulations in the future in response to new (vaccine-resistant) variants of Covid-19 or another pandemic could include imposing travel restrictions, quarantines of populations (including the Company's personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data.

Ryanair experienced reduced international and domestic demand related to Covid-19 throughout fiscal year 2021 and 2022. The Company may take actions to improve its financial position, including measures to improve liquidity if there are future adverse developments in relation to Covid-19 or another pandemic. Ryanair's reduction in expenditures, measures to improve liquidity or other strategic actions that it may take in the future in response to such developments may not be effective in offsetting any decreased demand, which could result in a material adverse effect on the Company's business, results of operations, financial condition and liquidity. In addition, Ryanair has incurred, and may in the future incur, significant Covid-19/pandemic related costs for enhanced aircraft cleaning and additional procedures to limit transmission among its personnel and customers. These measures, individually and combined, could have a material adverse impact on the Company's business. Even though the Covid-19 pandemic has now moderated and the enhanced screenings, quarantine requirements and travel restrictions have been eased and/or lifted completely, the Company may experience adverse effects to its businesses, results of operations, financial position and cash flows resulting from a recessionary global economic environment that may persist.

Covid-19 has disrupted and may disrupt the Company's future strategic growth plans. Covid-19 has disrupted and may disrupt the Company's future strategic growth plans including its business' operating results and financial condition associated with executing its strategic growth plans in the medium or long term. In developing its strategic growth plans, the Company makes certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from its assumptions. Demand was and may in the future be significantly impacted by Covid-19 (or other pandemics), which has materially disrupted the timely execution of the Company's strategic operating plans. If the Company does not successfully execute or adjust its strategic growth plans in the long term, or if actual results vary significantly from its prior, current or future assumptions, the Company's business, operating results and financial condition could be materially and adversely impacted.

Ryanair is subject to increasingly complex data protection laws and regulations. Ryanair's business involves the processing and storage on a large scale of personal data relating to its customers, employees, business partners and others. Ryanair is subject to the European Union's General Data Protection Regulation 2016/679 (the "GDPR") (which became fully applicable on May 25, 2018) as well as relevant national implementing legislation (Irish Data Protection Act 2018), which impose significant obligations upon subject companies. Ensuring compliance with data protection laws is an ongoing commitment which involves substantial costs, and it is possible that, despite Ryanair's efforts, governmental authorities or third parties will assert that Ryanair's business practices fail to comply with these laws and regulations. If its operations are found to be in violation of any of such laws and regulations, Ryanair may be subject to significant civil, criminal and administrative damages, penalties and fines, as well as reputational harm, which could have a material adverse effect on its business, financial condition or results of operations.

The Company faces significant price and other pressures in a highly competitive environment. Ryanair operates in a highly competitive marketplace, with a number of low-fare, traditional and charter airlines competing throughout its route network. Airlines compete primarily in respect of fare levels, frequency and dependability of service, name recognition, passenger amenities (such as access to frequent flyer programs), and the availability and convenience of other passenger services. Unlike Ryanair, certain competitors are state-owned or state-controlled flag carriers and in some cases may have greater name recognition and resources and may have received, or may receive in the future, significant amounts of subsidies and other state aid from their respective governments as happened during the Covid-19 pandemic. In addition, the EU-U.S. Open Skies Agreement allows U.S. carriers to offer services in the intra-EU market, which could eventually result in increased competition in the EU market. See "Item 4. Information on the Company—Government Regulation—European Union."

The airline industry is highly susceptible to price discounting, in part because airlines incur very low marginal costs for providing service to passengers occupying otherwise unsold seats. Both low-fare and traditional airlines sometimes offer low fares in direct competition with Ryanair across a significant proportion of its route network as a result of the liberalization of the EU air transport market and greater public acceptance of the low-fares model.

In addition to traditional competition among airline companies and charter operators who have entered the low-fares market, the industry also faces competition from ground transportation (including high-speed rail systems) and sea transportation alternatives, as businesses and recreational travelers seek substitutes for air travel.

Although Ryanair intends to assert its rights against any predatory pricing or other similar conduct, price competition both among airlines and between airlines and ground and sea transportation alternatives could reduce the level of fares and/or passenger traffic on Ryanair's routes to the point where profitability may not be achievable.

Ryanair has a significant amount of debt and fixed obligations, and insufficient liquidity may have a material adverse effect on the Company's financial condition. Ryanair carries, and will continue to carry for the foreseeable future, a substantial amount of debt related to aircraft financing commitments, as well as commitments for maintenance and other obligations. Although the Company has historically been able to generate sufficient cash flow from operations to pay debt and other fixed obligations when they become due, the risks described in this report may limit the Company's ability to do so in the future and may adversely affect its overall liquidity. As a result, the Company has incurred and will continue to seek new financing sources to fund its operations for the unknown duration of any economic recovery period. Volatility and uncertainty in the global markets generally, and the air transportation industry specifically, may

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make it difficult for Ryanair to raise additional capital on acceptable terms, or at all. Additionally, future debt agreements may contain more restrictive covenants or require security beyond historical market terms, which may restrict Ryanair's ability to successfully access capital.

Ryanair has seasonally grounded aircraft. In prior years, in response to typically lower traffic and yields from November to March (inclusive) ("winter"), higher airport charges and/or taxes and, at times, higher fuel prices, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair carries out the majority of scheduled heavy maintenance during the winter months which also results in the grounding of aircraft. The Company intends to continue grounding aircraft in fiscal year 2024. Ryanair's policy of seasonally grounding aircraft presents some risks. While Ryanair seeks to implement its seasonal grounding policy in a way that will allow it to reduce the negative impact on operating income by operating flights during periods of high oil prices to high cost airports at low winter yields, there can be no assurance that this strategy will be successful.

While seasonal grounding does reduce Ryanair's variable operating costs, it does not avoid fixed costs such as aircraft ownership costs, and it also decreases Ryanair's potential to earn revenues. Decreasing the number and frequency of flights may also negatively affect Ryanair's labor relations, including its ability to attract flight personnel interested in year-round employment. Such risks could lead to negative effects on Ryanair's financial condition and/or results of operations.

The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms. Ryanair's continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. Ryanair had 537 aircraft in its operating fleet at March 31, 2023 and expects to receive an additional 112 Boeing 737-8200 aircraft during fiscal years 2024 to 2025 inclusive, pursuant to a contract with the Boeing Company ("Boeing," and such contract inclusive of subsequent amendments, the "2014 Boeing Contract"). Ryanair expects to have approximately 640 narrow-body aircraft in its fleet following delivery of all the Boeing 737-8200 aircraft, depending on the level of lease returns, Boeing's ability to fulfill the 2014 Boeing Contract and aircraft disposals. For additional information on the Company's aircraft fleet and expansion plans, see "—A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support," and "Item 4. Information on the Company—Aircraft" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources". There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Ryanair's routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company's business, results of operations and financial condition.

As a result of a 2014 purchase agreement with Boeing (the "2014 Boeing Contract") and the 2023 purchase agreement with Boeing signed on May 9, 2023 (subject to shareholder approval at the Company's AGM on September 14, 2023) (the "2023 Boeing Contract"), and other general corporate purposes, Ryanair has raised and expects to continue to raise substantial debt financing. Ryanair's ability to raise unsecured or secured debt to pay for aircraft is subject to potential volatility in the worldwide financial markets. Additionally, Ryanair's ability to raise unsecured or secured debt to pay for aircraft as they are delivered is subject to various conditions imposed by the counterparties and debt markets to such loan facilities and related loan guarantees, and any future financing is expected to be subject to similar conditions. Any failure by Ryanair to comply with such conditions and any failure to raise necessary amounts of unsecured or secured debt to pay for aircraft, would have a material adverse effect on its results of operations and financial condition.

Using the debt capital markets to finance the Company requires the Company to retain its investment grade credit ratings (the Company has a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings). There is a risk that the Group will be unable, or unwilling, to access these markets if it is downgraded or is unable to retain its investment grade credit ratings and this could lead to a higher cost of finance for the Group and a material adverse effect on its results and financial condition.

Ryanair has previously entered into significant derivative transactions intended to hedge some of its aircraft acquisition-related debt obligations. These derivative transactions expose Ryanair to certain risks and could have adverse effects on its results of operations and financial condition. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Currency fluctuations affect the Company's results. Although the Company is headquartered in Ireland, a significant portion of its operations are conducted in the U.K. Consequently, the Group has significant operating revenues and operating expenses, as well as assets and liabilities, denominated in U.K. pounds sterling. In addition, fuel, aircraft, insurance, aircraft leases and some maintenance obligations are denominated in U.S. dollars. Ryanair's operations and financial performance can therefore be significantly affected by fluctuations in the values of the U.K. pound sterling and the U.S. dollar. Ryanair is particularly vulnerable to direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs are incurred in U.S. dollars and substantially none of its revenues are denominated in U.S. dollars.

Although the Company engages in foreign currency hedging transactions between the euro and the U.S. dollar and, from time to time, between the euro and the U.K. pound sterling, hedging activities are not expected to eliminate currency risks. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

Prolonged delays in the European Union Aviation Safety Agency ("EASA") and/or the Federal Aviation Administration ("FAA") issuing required certifications or approvals for the Boeing 737-MAX-10 aircraft could materially and adversely affect Ryanair's business plans, strategy and results of operations. Pursuant to a contract with the Boeing Company, Ryanair has ordered 300 new Boeing 737-MAX-10 aircraft (150 firm and 150 options) for delivery between 2027 to 2033 (the "2023 Boeing Contract"). See "Item 10. Additional information – Material Contracts". The 2023 Boeing Contract is subject to shareholder approval at Ryanair's AGM on September 14, 2023, and Ryanair cannot provide any assurance that the 2023 Boeing Contract will be approved at the AGM.

Ryanair expects the phased deliveries of the aircraft between 2027 and 2033 will enable Ryanair to create more than 10,000 new high-paid jobs for pilots, cabin crew and engineers, to facilitate disciplined traffic growth and support related revenue growth, and to replace a significant portion of Ryanair's older Boeing aircraft, supporting Ryanair's environmental and sustainability goals.

The delivery of the New Aircraft under the contract is subject to the EASA and FAA issuing the required certifications and approvals to Boeing. Prolonged delays in the EASA and/or the FAA issuing the required certifications or approvals for the Boeing 737-MAX-10, or further regulatory actions by the EASA and/or the FAA with respect to the Boeing 737-MAX-10 aircraft could also materially and adversely affect Ryanair's business plans, strategy and results of operations, and there can be no assurance that Ryanair will be able to procure and operate other types of aircraft from Boeing or another manufacturer, seller or lessor.

Residual value of the fleet. At June 30, 2023 Ryanair operated 558 aircraft (29 of which are leased), has a purchase contract in place in respect of an additional 91 Boeing 737-8200 "Gamechanger" aircraft over the period to December 2024 pursuant to the 2014 Boeing Contract and now intends to purchase up to 300 Boeing 737-MAX-10 aircraft (of which 150 are the subject of a firm order and 150 are subject to an option exercisable at Ryanair's discretion) over a 7-year period from calendar 2027 to 2033 (inclusive). Over the course of the 2023 Boeing Contract order, Ryanair plans to dispose and handback approximately 150 aircraft as part of its ongoing fleet management strategy. Although under the terms of the 2023 Boeing Contract, Ryanair shall (subject to obtaining Shareholder consent) purchase the new aircraft at substantial discounts to the basic price for Boeing 737-MAX-10 aircraft, there can be no certainty that there

RYANAIR GROUP   ANNUAL REPORT 2023

will be demand for the new aircraft or that Ryanair will be able to sell aircraft profitably at the time of disposal. Failure by Ryanair to dispose of an appropriate number of aircraft could have an adverse effect on Ryanair's financial condition.

Growth targets of Ryanair will be reduced if the 2023 Boeing Contract is not approved. Ryanair plans to grow passenger volume to approximately 300 million passengers per annum over the next 10 years to March 31, 2034 from 168.6 million passengers at the end of fiscal year 2023. If the 2023 Boeing Contract is not approved by Shareholders at the AGM, the Board believes that Ryanair will be unable to grow passenger volumes to these levels.

The Company faced legal challenges by regulatory authorities and consumers due to delays in the processing of cash refunds during the Covid-19 pandemic and its policy of offering travel vouchers in lieu of cash refunds in the interim. In the initial stages of the Covid-19 pandemic, and in light of staff shortages due to lockdown restrictions and an unprecedented high rate of flight cancellations, Ryanair offered travel vouchers to passengers who claimed reimbursement. This policy was in line with the requirements of the 'European Commission's Recommendation (EU) 2020/648 of May 13, 2020 on vouchers offered to passengers and travelers as an alternative to reimbursement for cancelled package travel and transport services in the context of the Covid-19 pandemic', in which the Commission recognized airlines' right to offer travel vouchers as long as the offer does not affect passengers' right to opt for a cash refund instead.

National authorities responsible for the enforcement of EU Regulation (EC) No. 261/2004 (the "Regulation") and the European Commission's Consumer Protection Cooperation Network generally recognized Ryanair's efforts and accepted that the seven days' deadline provided for by the Regulation to process refunds was to be interpreted in a reasonable manner in light of the circumstances of the Covid-19 crisis. While some consumer protection enforcement authorities or courts may ultimately find Ryanair's decision to encourage passengers to accept travel vouchers in lieu of a cash refund to amount to a breach of the Regulation and/or an unfair commercial practice, the Company does not consider that such findings would have a material adverse effect on the results of operations or financial condition of Ryanair.

Brexit could adversely affect Ryanair's business. The U.K.'s exit from the European Union on January 31, 2020 has had a significant impact on the U.K. and the EU. The U.K. and the EU announced on December 24, 2020 that they had signed a Trade and Cooperation Agreement (the "EU−U.K. TCA"). The EU−U.K. TCA covers a wide range of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, and thematic cooperation and participation in EU programs.

The current and future arrangements between the EU and the U.K., including the EU−U.K. TCA, could directly impact Ryanair's business in a number of ways. They include, inter alia, the status of the U.K. in relation to the EU's open air transport market, freedom of movement between the U.K. and the EU, and employment, social security, tax and customs rules between the U.K. and the EU. Adverse changes to any of these arrangements could potentially materially impact on Ryanair's financial condition and results of operations in the U.K. or other markets Ryanair serves.

As a result of the EU−U.K. TCA, flights between the U.K. and the EU can be offered by any of the Company's airline subsidiaries. U.K. domestic flights and flights between the U.K. and non-EU destinations can, however, only be operated by the Company's U.K. subsidiary, Ryanair U.K. Limited ("Ryanair U.K."), which received an Air Operator Certificate and Operating License ("U.K. AOC") from the U.K. Civil Aviation Authority ("U.K. CAA") in December 2018.

Ryanair is exposed to Brexit-related risks and uncertainties, as approximately 21% of revenue in fiscal year 2023 came from operations in the U.K., although this was offset somewhat by approximately 16% of Ryanair's non-fuel costs in fiscal year 2023 which were related to operations in the U.K.

Brexit could present Ryanair with a number of other potential regulatory challenges. Brexit could lead to potentially divergent laws and regulations as the U.K. continues to determine which EU laws (including, but not limited to, in respect of aviation safety and security, consumer rights, data protection, public health and the environment) that it initially replicated on its exit from the EU to ultimately amend or abolish. It also requires special efforts to ensure Ryanair's continuing compliance with EU Regulation No. 1008/2008, which requires that air carriers registered in an EU member state be majority-owned and effectively controlled by EU nationals. The Board of Directors has taken action to ensure continuing compliance with EU Regulation No. 1008/2008 after December 31, 2020, i.e., the date following which U.K. holders of the Company's shares are no longer treated as EU nationals for the purposes of EU regulation No. 1008/2008. For additional information, please see "−Risks Related to Ownership of the Company's Ordinary Shares or ADRs".

Brexit has caused, and may continue to cause, both significant volatility in global stock markets and currency exchange rate fluctuations, as well as create significant uncertainty among U.K. businesses and investors, mainly due to the resulting legal and regulatory uncertainty, including potentially divergent treaties, laws and regulations applicable to the provision of air transportation services. In particular, to June 30, 2023, the pound sterling had lost approximately 15% and 11% of its value against the U.S. Dollar and the euro respectively since the Brexit referendum in 2016. Further, the Bank of England and other observers have warned of a significant probability of a Brexit-related recession in the U.K., which may be further impacted by the long-term negative economic effects of the Covid-19 pandemic, the war in Ukraine, increased interest rates and rising inflation. The Company earns a significant portion of its revenues in pounds sterling, and any significant decline in the value of the pound sterling and/or recession in the U.K. would materially impact its financial condition and results of operations. For the remainder of fiscal year 2024, taking account of timing differences between the receipt of sterling denominated revenues and the payment of sterling denominated costs, Ryanair estimates that every 1 pence sterling movement in the €/£ exchange rate will impact net income by approximately €16m million. For additional information, please see "−Currency fluctuations affect the Company's results".

Risks associated with the euro. The Company is headquartered in Ireland and its reporting currency is the euro. Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by us and can significantly affect the value of our assets located or revenues generated outside of the Eurozone. As a result of the U.K.'s Brexit referendum in 2016, the pound sterling increased in volatility against the euro and could become more volatile over the course of the post-transition period.

Ryanair Group airlines predominantly operate to/from countries within the Eurozone and have significant operational and financial exposures to the Eurozone that could result in a reduction in the operating performance of Ryanair or the devaluation of certain assets. Ryanair has taken certain risk management measures to minimize any disruptions; however, these risk management measures may be insufficient. The Company has cash and aircraft assets and debt liabilities that are denominated in euro on its balance sheet. In addition, the positive/negative mark-to-market value of derivative-based transactions are recorded in euro as either assets or liabilities on the Company's balance sheet. Uncertainty regarding the future of the Eurozone could have a materially adverse effect on the value of these assets and liabilities. In addition to the assets and liabilities on Ryanair's balance sheet, the Company has a number of cross-currency risks as a result of the jurisdictions of the operating business including non-euro revenues, fuel costs, certain maintenance costs and insurance costs. A strengthening in the value of the euro, primarily against U.K. pound sterling and other non-Eurozone currencies such as Polish zloty or a weakening against the U.S. dollar, could have a material adverse impact on the operating results of the Company.

Recession, inflation, austerity, changes in monetary policy and uncertainty in connection with the euro could also mean that Ryanair is unable to grow.

The Company's growth may expose it to risks. Ryanair's operations have grown rapidly since it pioneered the low-fares operating model in Europe in the early 1990s. Ryanair intends to continue to expand its fleet and add new destinations and additional flights. In September 2021, Ryanair increased its booked passenger target to approximately 225m passengers per annum by fiscal year 2026. Subject to shareholder approval of the 2023 Boeing Contract at the Company's AGM on September 14, 2023, this target will increase to approximately 300m passengers per annum by fiscal year 2034. However, no assurance can be given that these targets will be met. If growth in passenger traffic and Ryanair's revenues do not keep pace with the planned expansion of its fleet, Ryanair could suffer from overcapacity and its results of operations and financial condition (including its ability to fund scheduled purchases of the new aircraft and related debt repayments) could be materially adversely affected.

The continued expansion of Ryanair's fleet and operations combined with other factors, may also strain existing management resources and related operational, financial, management information and information technology systems. Expansion will generally require additional skilled personnel, equipment, facilities and systems. An inability to hire skilled personnel or to secure required equipment and facilities efficiently and in a cost-effective manner may have a material adverse effect on Ryanair's ability to achieve its growth plans and sustain or increase its profitability.

Ryanair's new routes and expanded operations may have an adverse financial impact on its results. When Ryanair commences new routes, its load factors and fares tend to be lower than those on its established routes and its advertising and other promotional costs tend to be higher, which may result in initial losses that could have a material negative impact on Ryanair's results of operations as well as require a substantial amount of cash to fund. In addition, there can be no assurance that Ryanair's low-fares service will be accepted on new routes. Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on such routes during the periods that they are in effect. Ryanair has significant cash needs as it expands, including the cash required to fund aircraft purchases or aircraft deposits related to the acquisition of aircraft. There can be no assurance that Ryanair will have sufficient cash to make such expenditures and investments, and to the extent Ryanair is unable to expand its route system successfully, its future revenue and earnings growth will in turn be limited. See"—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms".

Ryanair's continued growth is dependent on access to suitable airports; charges for airport access are subject to increase. Airline traffic at certain European airports is regulated by a system of grandfathered "slot" allocations. Each slot represents authorization to take-off and/or land at the particular airport at a specified time. As part of Ryanair's strategic initiatives, which include flights to primary airports, Ryanair Group airlines are operating to an increasing number of slot-coordinated airports, a number of which have constraints at particular times of the day. There can be no assurance that Ryanair will be able to obtain a sufficient number of slots at slot-coordinated airports that it may wish to serve in the future, at the time it needs them, or on acceptable terms. There can also be no assurance that its non-slot constrained bases, or the other non-slot constrained airports Ryanair serves, will continue to operate without slot allocation restrictions in the future. See "Item 4. Information on the Company—Government Regulation—Slots." Airports may impose other operating restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions, and limits on the number of average daily departures. Such restrictions may limit the ability of Ryanair to provide service to or increase service at such airports.

Ryanair's future growth also materially depends on its ability to access suitable airports located in its targeted geographic markets at costs that are consistent with Ryanair's strategy. Any condition that denies, limits, or delays Ryanair's access to airports it serves or seeks to serve in the future would constrain Ryanair's ability to grow. A change in the terms of Ryanair's access to these facilities or any increase in the relevant charges paid by Ryanair as a result of the expiration or termination of such arrangements and Ryanair's failure to renegotiate comparable terms or rates could have a material adverse effect on the Company's financial condition and results of operations. For additional information, see "Item 4. Information on the Company—Airport Operations—Airport Charges." See also "—The Company is subject to legal proceedings alleging state aid at certain airports" below.

Labor relations could expose the Company to risk. In December 2017, Ryanair announced its decision to recognize trade unions for collective bargaining purposes. Since then, Ryanair Group airlines have concluded Collective Labor Agreements ("CLAs") with trade unions in most of their major markets. The CLAs concluded to date vary by country but include agreements on recognition, seniority, base transfers, promotions, pay and rostering arrangements. There may be a push for legacy type working conditions which, if acceded to, could decrease the productivity of crew, increase costs and have an adverse effect on profitability.

At the outset of the Covid-19 pandemic, Ryanair and its union partners negotiated agreements to protect crew jobs via temporary pay cuts which were to be gradually restored from 2022 to 2025. In fiscal year 2023, Ryanair Group airlines concluded agreements with their people and unions, in the majority of countries, which accelerated pay restoration with pay fully restored in December 2022 and annual pay increases applying thereafter to 2025 or 2026. Whilst agreements on pay are in place, high inflation in the general economy, a global recession and a shift in market conditions could lead to unrealistic expectations by trade unions and excessive pay demands that could lead to labor unrest.

Ryanair intends to retain its low fare, high people productivity model; however, there may be periods of labor unrest as unions challenge the existing high people productivity model which may have an adverse effect on customer sentiment and profitability.

Ryanair has transitioned from Irish to local contracts of employment in a number of EU countries which has impacted costs, productivity and complexity of the business. Any subsequent decision to switch to lower cost locations could result in redundancies and a consequent deterioration in labor relations.

The Group is dependent on external service providers. Ryanair currently assigns its engine overhauls and "rotable" repairs to outside contractors approved under the terms of Part 145, the European regulatory standard for aircraft maintenance ("Part 145") established by EASA. The Company also assigns its passenger, aircraft, and ground handling services at airports (other than Dublin and certain airports in Poland, Spain and Portugal) to established external service providers. See "Item 4. Information on the Company—Maintenance and Repairs—Heavy Maintenance" and "Item 4. Information on the Company—Airport Operations—Airport Handling Services."

The termination or expiration of any of Ryanair's service contracts or any inability to renew them or negotiate replacement contracts with other service providers at competitive rates could have a material adverse effect on the Group's results of operations. Ryanair will need to enter into airport service agreements in any new markets it enters, and there can be no assurance that it will be able to obtain the necessary facilities and services at competitive rates. In addition, although Ryanair seeks to monitor the performance of external parties that provide passenger and aircraft handling services, the efficiency, timeliness, and quality of contract performance by external providers are largely beyond Ryanair's direct control. Ryanair expects to be dependent on such outsourcing arrangements for the foreseeable future.

The Group is dependent on key personnel. Ryanair's success depends to a significant extent upon the efforts and abilities of its senior management team, including Michael O'Leary, the Group CEO, and key financial, commercial, operating, IT, ESG, HR and maintenance personnel. See "Item 6. Directors, Senior Management and Employees— Compensation of Directors and Executive Officers—Remuneration Agreement with Mr. O'Leary." Ryanair's success also depends on the ability of its Executive Officers and other members of senior management to operate and manage effectively, both independently and as a Group. Although Ryanair's employment agreements with Mr. O'Leary and several of its other Senior Executives contain non-competition and non-disclosure provisions, there can be no assurance that these provisions will be enforceable in whole or in part. Competition for highly qualified personnel is intense, and either the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new, qualified personnel could have a material adverse effect upon Ryanair's business, operating results, and financial condition.

Entry into service of the Boeing 737-8200. Ryanair has 210 Boeing 737-8200 aircraft on firm order from Boeing. These aircraft were originally due to commence delivery in April 2019. During fiscal year 2021, the FAA and the European Aviation Safety Agency ("EASA") approved the ungrounding of the MAX and approved Ryanair's variant the Boeing 737-8200. Ryanair received the first aircraft in June 2021. At March 31, 2023 the Ryanair Group currently had taken delivery of 98 Boeing 737-8200s. The remaining 112 aircraft are scheduled to be delivered over the next two fiscal years.

There can be no assurance that EASA will not, now or in the future, apply additional maintenance and/or, simulator training in relation to the operation of the Boeing 737-8200 aircraft, that will materially increase the cost of operating this aircraft type.

The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities. Ryanair's flight reservations are made through its website, mobile app and Global Distribution Systems including Amadeus, Sabre and Travelport (which operates the Galileo and Worldspan GDS) (collectively, the "GDSs"). Ryanair has established contingency programs which include migrating its website to the cloud and having a back-up booking engine available to support its existing booking platform in the event of a breakdown in this facility. Nonetheless, the process of switching over to the back-up booking engine could take some time and there can be no assurance that Ryanair would not suffer a significant loss of reservations in the event of a major breakdown of its booking engine or other related systems.

All Ryanair passengers are required to use Internet check-in. Internet check-in is part of a package of measures intended to reduce check-in lines and passenger handling costs and pass on these savings by reducing passenger airfares. Ryanair has deployed this system across its network. Any disruptions to the Internet check-in service as a result of a breakdown in the relevant computer systems or otherwise could have a material adverse impact on these service-improvement and cost-reduction efforts. There can be no assurance, however, that this process will continue to be successful or that consumers will not switch to other carriers that provide standard check-in facilities, which would negatively affect Ryanair's results of operations and financial condition.

The Company is subject to legal proceedings alleging state aid at certain airports. Formal investigations are ongoing by the European Commission into Ryanair's agreements with Carcassonne, Girona, Reus, Târgu Mures and Beziers airports, and Ryanair's agreements from 2009 with Frankfurt (Hahn) airport, and Ryanair's arrangements with Cagliari airport following the Commission's withdrawal in March 2023 of its 2016 finding that Ryanair had received aid through those arrangements. The investigations seek to determine whether the agreements constitute illegal state aid under EU law. The investigations are currently expected to be completed in 2023, with the European Commission's decisions being appealable to the EU General Court. Investigations into Ryanair's agreements with the Bratislava, Tampere, Marseille, Berlin (Schönefeld), Aarhus, Dusseldorf (Weeze), Brussels (Charleroi), Alghero, Stockholm (Västerås), Lübeck, Riga and Paris (Beauvais) airports, and into Ryanair's agreements prior to 2009 with Frankfurt (Hahn), have concluded with findings that these agreements contained no state aid. In parallel, the European Commission has announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg, Zweibrücken, Cagliari, Klagenfurt, Montpellier and La Rochelle airports, ordering Ryanair to repay a total of approximately €40m of alleged state aid. Ryanair has appealed these "aid" decisions to the EU General Court (except for the La Rochelle decision, which will be appealed once it has been published), which ruled in favor of the European Commission in five of the cases (Pau, Nimes, Angouleme, Altenburg and Klagenfurt, the latter of which Ryanair has appealed to the European Court of Justice, with a ruling expected in 2023). The General Court ruled in Ryanair's favor in the Zweibrücken airport case, and the Montpellier case is pending and is expected to conclude in 2023. In 2023, the European Commission withdrew its "aid" decision concerning Ryanair's arrangements with Cagliari airport, following a General Court ruling in a related case, and is currently reviewing the case afresh in light of the guidance received from the Court, with a decision expected in late 2023 or early 2024. In addition to the European Commission investigations, Ryanair is facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006. Adverse rulings in the above state aid matters could be used as precedents by competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling-back of Ryanair's overall growth strategy due to the smaller number of privately-owned airports available for development.

No assurance can be given as to the outcome of these legal proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Ryanair.

For additional information, please see "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

The Company faces risks related to unauthorized use of information from the Company's website. Screen scraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which may include hidden intermediary fees on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screen scraping also on the basis of certain legal principles, such as contractual and database rights and copyright protection. In turn, Ryanair has been accused by certain operators of screen scraping websites that its objection to the unauthorized selling by online travel agents to consumers of Ryanair flight tickets is an attempt to restrict competition. Ryanair is currently involved in legal proceedings against the proprietors of screen scraper websites in the Czech Republic, Germany, Ireland, France, Italy, Poland, the U.K. and the U.S. Ryanair's objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screen scraper websites to provide Ryanair with the passengers' genuine contact and payment method details. Ryanair does allow certain companies who operate fare comparison (i.e., not reselling) websites to access its schedule and fare information for the purposes of price comparison provided they sign a license and use the agreed method to access the data. Ryanair also permits GDS operators Amadeus, Sabre and Travelport (trading as Galileo and Worldspan) to provide access to Ryanair's fares to traditional brick & mortar travel agents and closed corporate travel booking platforms. Ryanair has obtained both favorable and unfavorable rulings in its actions against screen scrapers. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screen scraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and consequently to a reduction in Ryanair's ancillary revenue stream. Also, some business may be lost to Ryanair once potential customers are presented by a screen scraper website with a Ryanair fare or a fee for an ancillary product such as priority boarding or checked baggage inflated by the screen scraper's intermediary fee. This could also adversely affect Ryanair's reputation as a low-fares airline, which could negatively affect Ryanair's results of operations and financial conditions.

For additional details, see "Item 8. Financial Information—Other Financial Information—Legal Proceedings—Legal Proceedings Against Internet Ticket Touts."

Corporation tax rates are expected to rise. The Company is principally subject to corporation tax on profits across a number of European jurisdictions from which its airlines are managed and controlled (i.e. Ireland, Malta, Poland, and the U.K.). In December 2022, the Council of the European Union ('EU') reached unanimous agreement to adopt the EU Commission's directive relating to the OECD's inclusive framework on BEPS Global Anti-Base Erosion Model Rules (referred to as "GloBE" or "Pillar Two"). The directive requires EU member states to enact a minimum global corporate tax rate of 15% for multinational groups. Legislators in multiple countries outside of the EU (including the U.K.) have also drafted legislation to implement the OECD's proposal. When enacted, these rules are expected to increase the overall effective tax rate of the Company from April 1, 2024 onwards.

Any increase in corporation tax rates to which the Company is exposed or adverse changes in the basis of calculation would result in the Company paying higher corporation taxes and could have an adverse impact on Ryanair's cash flows, financial position, and results of operations.

Changes in EU regulations in relation to employers and employee social insurance could increase costs. European legislation governs the country in which employees and employers must pay social insurance costs. Under the terms of legislation introduced in 2012, employees and employers must pay social insurance in the country where the employee is based. Prior to June 2012, Ryanair paid employee and employer social insurance in the country under whose laws the employee's contract of employment was governed, which was either the U.K. or Ireland. The legislation introduced in 2012 included grandfathering rights whereby existing employees (i.e., those employed prior to the introduction of the new legislation in June 2012) were exempt from the effects of the new legislation for a period of 10 years up until June 2022 provided they did not transfer between bases. Each country within the EU has different rules and rates in relation to the calculation of employee and employer social insurance contributions and any increase in the rates of contributions will have a material adverse effect on Ryanair's cash flows, financial position, and results of operations.

Ryanair is subject to tax audits. The Company operates in many jurisdictions and is, from time to time, subject to tax audits, which by their nature are often complex and can require several years to conclude. While the Company is of the view that it is tax compliant in the various jurisdictions in which it operates, there can be no guarantee, particularly in the current economic environment, that it will not receive tax assessments following the conclusion of the tax audits. In the event that the Company is unsuccessful in defending its position, it is possible that the effective tax rate, employment and other costs of the Company could materially increase. See "—Corporation tax rates expected to rise" above.

Risks Related to the Airline Industry

Any significant outbreak of any airborne disease or similar public health threat could significantly damage Ryanair's business, operating results and financial condition. A severe outbreak of new (vaccine-resistant) variants of Covid-19, swine flu, MERS, SARS, foot-and-mouth disease, avian flu or another pandemic or livestock-related disease may result in European or national authorities imposing/re-imposing restrictions on travel, further damaging Ryanair's business. If any such outbreak or other public health threat becomes severe in Europe, its effect on demand for air travel in the markets in which Ryanair operates could be material, and it could therefore have a significantly adverse effect on the Company's financial performance. Negative publicity regarding such an outbreak or public health threat in Europe and other regions of the world may also have an adverse impact on demand for air travel in the markets in which Ryanair operates. A serious outbreak or other public health threat could therefore severely disrupt Ryanair's business, resulting in the cancellation or loss of bookings, and adversely affecting Ryanair's financial condition and results of operations. See "—The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Company's business, results of operations, financial condition and liquidity" and "—Covid-19 has disrupted and may continue to disrupt the Company's strategic growth plans".

The airline industry is particularly sensitive to changes in economic conditions: a continued recessionary environment would negatively impact Ryanair's results of operations. Ryanair's operations and the airline industry in general are sensitive to changes in economic conditions. Unfavorable economic conditions such as government austerity measures, the longer-term impact of Covid-19, the uncertainty relating to the Eurozone and the U.K. following Brexit, geopolitical tensions, economic instability as a consequence of the war in Ukraine, high unemployment rates, constrained credit markets and continuing inflationary pressures could lead to reduced spending by both leisure and business passengers. Unfavorable economic conditions, such as the conditions persisting as of the date hereof, also tend to impact Ryanair's ability to raise fares to counteract increased fuel and other operating costs. A continued recessionary and/or inflationary environment, combined with austerity measures by European governments, restricted or less accommodative monetary policies, uncertainties resulting from Brexit and uncertainties, sanctions, trade and

RYANAIR GROUP ANNUAL REPORT 2023

travel restrictions and fuel and gas shortages resulting from the war in Ukraine, has negatively impacted and will likely continue to negatively impact Ryanair's operating results. It could also restrict the Company's ability to grow passenger volumes, secure new airports and launch new routes and bases, and could have a material adverse effect on its financial results. See "—Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair's business, results of operation and financial condition" below.

The introduction of government/environmental taxes or prohibitions on travel could damage Ryanair's ability to grow and could have a material adverse impact on operations. Travel taxes are levied on a per passenger basis in a number of Ryanair markets. For example, in the U.K., Air Passenger Duty (APD) is charged at £13 per adult international passenger. In Germany there is an air passenger tax of €12.75 and similar taxes exist in Netherlands (€26.43), Morocco (MAD193), Sweden (SEK 64), Hungary (€10 on short-haul traffic from July 1, 2022) and Italy (municipal taxes of €6.50, Rome at €7.50) amongst others. These taxes are levied as a flat amount per departing passenger and account for a higher percentage when applied to low fares. In Ryanair's experience the imposition of travel taxes reduces the growth potential of a market as fares do not increase by the amount of the tax. In most markets, transfer passengers are exempt from these taxes and as a result they distort the market by giving an unfair subsidy to inefficient high-cost airlines who operate connecting flight networks. For example, from April 1, 2022, Belgium has introduced a new tax on departing passengers with an exemption for transfer passengers.

The introduction of government taxes on travel has had a negative impact on passenger volumes, particularly given the impact of the Covid-19 pandemic within the industry. The introduction of further government taxes on travel across Europe could have a material adverse effect on Ryanair's financial results.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law *de facto* means that only 3 routes to Paris Orly airport are affected. The European Commission approved this law in December 2022.

While management believes that any such restriction of airlines' commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company's ability to attract the most price sensitive consumers.

In July 2021, the European Commission announced details of the proposed "Fit for 55" legislation. These proposals include the introduction of a jet fuel tax on intra-EU flights through the Energy Taxation Directive. This tax would potentially be fully phased in over a 10-year period from 2024 to 2033. The introduction of this tax on intra-EU flights could have a material adverse effect on Ryanair's financial results.

Environmental Regulation will increase costs. Many aspects of Ryanair's operations are subject to increasingly stringent national and international laws, regulations and levies protecting the environment, including those relating to carbon emissions, clean water, management of hazardous materials and climate change. Compliance with existing and future environmental laws, regulations and levies can require significant expenditures, and violations can lead to significant fines, penalties and reputational damage.

In particular, the EU Emissions Trading Scheme ("ETS"), is a cap-and-trade system for CO_2 emissions to encourage industries to improve their CO_2 efficiency. Under the current legislation, airlines are granted initial CO_2 allowances based on historical performance and a CO_2 efficiency benchmark. Under the "Fit for 55" proposed legislation, the EU ETS allowances will be phased out over the period from 2024 to 2026. Any shortage of allowances has to be purchased in the open market and/or at government auctions. The cost of such allowances increased significantly during the last 3 years. ETS compliance is the most material environmental compliance cost for the Group (see page 188 for details). There can be no assurance that Ryanair will be able to obtain sufficient carbon credits or that the cost of the credits will not have a material adverse effect on the Company's business, operating results, and financial condition.

Additionally, the European Commission "ReFuel EU" proposal provides for a Sustainable Aviation Fuel ("SAF") blending mandate to be implemented. It sets SAF targets of 2% by 2025 rising to 6% by 2030 and 20% by 2035. There can be no assurance that sufficient SAF will be available in the market for Ryanair to purchase or that the cost of SAF will not have a material adverse effect on Ryanair's financial results.

The Group continues to monitor developments in the setting of U.K. policies to deliver net zero aviation by 2050 ("Jet Zero") which could potentially include similar measures to the Fit for 55 legislation i.e. SAF blending mandates and removal of free ETS allowances.

Geopolitical uncertainties and an increase of trade restrictions and protectionism could have a material adverse effect on Ryanair's business, results of operation and financial condition. In response to the war in Ukraine which started in February 2022, the EU, the U.K., the U.S., and other countries have introduced extensive sanctions on Russia (as well as Belarus for its role in Russia's invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, as well as general restrictions on economic relations, trade and financial transactions relating to Russia and Belarus. In response, Russia has imposed countermeasures against "unfriendly" states and individuals and entities of such states. Such sanctions and countermeasures have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events, including the escalation or expansion of hostilities in the conflict in Ukraine, may lead to further trade restrictions and instability across Europe and worldwide.

In addition, the imposition of tariffs on certain imported products by the U.S. and subsidies provided to U.S. companies have triggered retaliatory actions or threats of retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a "trade war". Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials.

The above geopolitical and trade uncertainty and tensions have resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to the availability and cost of certain raw materials, including steel and titanium used for aircraft and spare parts it purchases and jet fuel. Sanctions, trade wars between certain countries or blocks of countries, or other governmental action, including retaliatory measures, related to tariffs or international trade agreements, could have a material adverse effect on demand for Ryanair's services, its costs, customers, suppliers and/or the Irish, EU, U.K., U.S. or world economy or certain sectors thereof and, in turn, Ryanair's business and financial results.

EU Regulation on passenger compensation could significantly increase related costs. EU Regulation (EC) No. 261/2004 requires airlines to compensate passengers (holding a valid ticket) who have been denied boarding or whose flight has been canceled or delayed more than three hours on arrival. The regulation calls for compensation of €250, €400, or €600 per passenger, depending on the length of the flight and the cause of the cancellation or delay, i.e., whether it is caused by "extraordinary circumstances". As Ryanair's average flight length is less than 1,500 KM – the upper limit for short-haul flights – the amount payable is generally €250 per passenger. Passengers subject to flight delays over two hours are also entitled to "assistance", including meals, drinks, and telephone calls, as well as hotel accommodation if the delay extends overnight. For delays of over five hours, the airline is also required to offer the option of a refund of the cost of the unused ticket. There can be no assurance that the Company will not incur a significant increase in costs in the future due to the impact of this regulation if Ryanair experiences a large number of delays or canceled flights, which could occur as a result of certain types of events beyond its control. Further, recently courts in several jurisdictions have been narrowing the definition of the term "extraordinary circumstances", thus allowing increased consumer claims for compensation. In September 2015, the Court of Justice of the EU, in Van der Lans v KLM, held that airlines are required to provide compensation to passengers even in the event of a flight cancellation on account of unforeseen technical defects. Further, in April 2018, the Court of Justice of the EU found in Krusemann v TUIfly that "wildcat" strikes which stem from restructuring measures taken by an air carrier do not constitute extraordinary circumstances. In March 2021, in the Airhelp v SAS proceedings, the Court of Justice of the EU effectively imposed strict liability on airlines to pay compensation where flights are canceled or delayed for three hours or more on arrival due to strikes by airline staff. In addition, in December 2021, in joined cases (including Azurair, Corendon Airlines, Eurowings, Austrian Airlines and Laudamotion), the Court of Justice of the EU found that compensation is also payable for schedule changes made without sufficient notice which result in an earlier departure of one hour or more or a later departure of three hours or more unless due to 'extraordinary circumstances'. See "—Extreme Weather Events Could Affect the Company and Have a Material Adverse Effect on the Company's Results of Operations" below.

Under the terms of EU Regulation No. 261/2004, described above, in addition to the payment of compensation, Ryanair has certain duties to passengers whose flights are canceled. In particular, Ryanair is required to reimburse passengers who have had their flights canceled for certain reasonable, documented expenses – primarily for accommodation and food. Passengers must also be given a re-routing option if their flight is delayed over three hours or if it is canceled. Such re-routing options are not limited to Ryanair flights and other carriers must be considered if no suitable Ryanair flight can be sourced. If a passenger elects for a refund, Ryanair's re-routing obligations cease.

Similar passenger rights are provided in the U.K. under the Air Passenger Rights and Air Travel Organizers' Licensing (Amendment) (EU Exit) Regulations 2019 ("U.K.261") and in Israel under the Aviation Services Law ("ASL").

The Company is substantially dependent on discretionary air travel. Because a substantial portion of airline travel (both business and personal) is discretionary and because Ryanair is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic could have a material adverse effect on the Company's profitability or financial condition. Similarly, any significant increase in expenses related to security, insurance or related costs could have a material adverse effect on the Company's profitability or financial condition. As a consequence, any future aircraft safety incidents (particularly involving other low-fare airlines or aircraft models flown by Ryanair), changes in public opinion regarding the environmental impacts of air travel, terrorist attacks in Europe, the U.S. or elsewhere, significant military actions by the United States or EU nations, or any related economic downturn may have a material adverse effect on demand for air travel and thus on Ryanair's business, operating results, and financial condition. See "—The Company is dependent on the continued acceptance of low-fares airlines."

Extreme weather events could affect the Company and have a material adverse effect on the Company's results of operations. In 2010 and 2011, a significant portion of the airspace over northern Europe was closed by authorities as a result of safety concerns presented by emissions of ash from an Icelandic volcano, which resulted in the cancellation of a significant number of flights.

Extreme weather events may happen again and could lead to further significant flight cancellation costs which could have a material adverse impact on the Company's financial condition and results of operations. Furthermore, the occurrence of such events and the resulting cancellations due to the closure of airports could also have a material adverse effect on the Company's financial performance indirectly, as a consequence of changes in the public's willingness to travel within Europe due to the risk of flight disruptions.

The Company is dependent on the continued acceptance of low-fares airlines. In past years, accidents or other safety-related incidents involving certain other low-fares airlines have had a negative impact on the public's acceptance of such airlines. Any adverse event potentially relating to the safety or reliability of low-fares airlines (including accidents or negative reports from regulatory authorities) could adversely impact the public's perception of, and confidence in, low-fares airlines like Ryanair (regardless of Ryanair's own safety record) and could have a material adverse effect on Ryanair's financial condition and results of operations. In particular, an accident or other safety-related incident involving an aircraft operated by another airline of the same model or manufacturer as operated by Ryanair could have a material adverse effect on Ryanair if such accident or other safety-related incident resulted in actions or investigations by global aviation authorities or created a public perception that Ryanair's operations are not safe or reliable or are less safe or reliable than other airlines. Such regulatory actions and/or public perceptions could, in turn, result in adverse publicity for Ryanair, cause harm to Ryanair's brand and reduce travel demand on Ryanair's flights, resulting in a material adverse effect on the Company's financial condition and results of operations. For additional information, see "—Risks Related to the Company—A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier were unable to provide additional equipment or support."

In addition to safety concerns, a significant increase in consumer concern regarding climate change could also lead to a reluctance to fly and could therefore have an adverse effect on Ryanair's financial condition and results of operations.

The Company faces the risk of loss and liability. Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair currently maintains passenger liability insurance, employer liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence that are consistent with industry standards.

Ryanair currently believes its insurance coverage is adequate (although not comprehensive). However, there can be no assurance that the amount of insurance coverage will not need to be increased, that insurance premiums will not increase significantly, or that Ryanair will not be forced to bear substantial losses from any accidents not covered by its insurance. Airline insurance costs increased dramatically following the September 2001 terrorist attacks on the United States. See "—The Company is substantially dependent on discretionary air travel" above. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse effect on the Company's results of operations and financial condition. Moreover, any aircraft accident, even if fully insured, could lead to the public perception that Ryanair's aircraft were less safe or reliable than those operated by other airlines, which could have a material adverse effect on Ryanair's business.

EU Regulation No. 2027/97, as amended by Regulation No. 889/2002, governs air carrier liability. See "Item 4. Information on the Company—Insurance" for details of this regulation. This regulation increased the potential liability exposure of air carriers such as Ryanair. Although Ryanair has extended its liability insurance to meet the requirements of the regulation, no assurance can be given that other laws, regulations, or policies will not be applied, modified or amended in a manner that has a material adverse effect on Ryanair's business, operating results, and financial condition.

Airline industry margins are subject to significant uncertainty. The airline industry is capital intensive and is characterized by high fixed costs and by revenues that generally exhibit substantially greater elasticity than costs. Although fuel accounted for approximately 43% of total operating expenses in fiscal year 2023 and approximately 33% in fiscal year 2022, management anticipates that these percentages may vary significantly in future years**.** See "— Changes in fuel costs and availability affect the Company's results" above. The operating costs of each flight do not vary significantly with the number of passengers flown, and therefore, a relatively small change in the number of passengers, fare pricing, or traffic mix could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on the

Company's growth or financial performance. See "Item 5. Operating and Financial Review and Prospects." The very low marginal costs incurred for providing services to passengers occupying otherwise unsold seats are also a factor in the industry's high susceptibility to price discounting. See "—The Company faces significant price and other pressures in a highly competitive environment" above.

Safety-related undertakings could affect the Company's results. Aviation authorities in Europe and the United States periodically require or suggest that airlines implement certain safety-related modifications and/or procedures on their aircraft. In recent years, the FAA and EASA have required a number of such modifications and/or procedures with regard to Boeing 737 aircraft, including major modifications to implement changes to the take-off configuration warning lights, cabin pressurization system, pitot system heating, CFM fan blade nondestructive testing (NDT) on certain production CFM-56 engines, fuel tank boost pump electrical arcing protection, the European Commission's Datalink mandate and changes implemented following the grounding of the Boeing 737-MAX-8 aircraft due to safety concerns in March 2019 (the delivery of Boeing 737-8200 aircraft ordered from Boeing was delayed until June 2021 as a result of these changes). Ryanair's policy is to implement any required safety procedures in accordance with FAA and EASA guidance and to perform such procedures in close collaboration with Boeing.

In 2019, the FAA and EASA implemented a regular inspection requirement of the aircraft pickle fork for all aircraft above certain mandated cycles and this inspection requirement will continue and may become more stringent. To date, all such procedures have been conducted as part of Ryanair's standard maintenance program and have not interrupted flight schedules nor required any material increases in Ryanair's maintenance expenses. However, there can be no assurance that the FAA and EASA or other regulatory authorities will not recommend or require other safety-related undertakings or that such undertakings would not adversely impact Ryanair's operating results or financial condition.

There also can be no assurance that new regulations will not be implemented in the future that would apply to Ryanair's aircraft and result in an increase in Ryanair's cost of maintenance, delays in the delivery of aircraft or other costs beyond management's current estimates. In addition, should Ryanair's aircraft cease to be sufficiently reliable or should any public perception develop that Ryanair's aircraft are less than completely reliable, Ryanair's business could be materially adversely affected.

State Aid to the Company's competitors could adversely affect its results. In response to the Covid-19 pandemic, several European governments chose to support their flag carrier airlines with State Aid through recapitalizations, loans, loan guarantees and other measures. As at June 30, 2023, the European Commission has authorized over €40bn in such aid to approximately 20 airlines. Ryanair believes that aid that includes a nationality condition is discriminatory and therefore unlawful under EU law and has challenged several of the European Commission's aid approvals in the General Court. The General Court overturned the European Commission's approvals in three cases (KLM, Condor and TAP); however, the European Commission subsequently re-approved the same or similar quantum of aid to each of these airlines. The General Court upheld the European Commission's approvals in other cases, some of which Ryanair has appealed to the European Court of Justice. The result of these appeals is uncertain. First judgments from the European Court of Justice are likely in 2023. In May 2023, the General Court allowed Ryanair's appeals of State aid through recapitalization to Lufthansa (from Germany) and SAS (from Sweden and Denmark), and an Italian State aid scheme limited to Italian licensed airlines. The European Commission is required to take new decisions in each of these cases and may re-approve the aid. The European Commission, relevant EU Member State, or relevant airline may also appeal the General Court judgments to the European Court of Justice. Ryanair's competitors may use the aid to offer below cost prices in the market, which could negatively impact the Company's business and operations.

Risks Related to Ownership of the Company's Ordinary Shares or ADRs

EU rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals, and the Company has applied a ban on the purchase of Ordinary Shares by Non-EU nationals (which since January 1, 2021 includes U.K. nationals) since 2002. EU Regulation No. 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. The Board of Directors of Ryanair Holdings is given certain powers under Ryanair Holdings' articles of association (the "Articles") to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals ("Affected Shares") does not reach a level that could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent, or privilege which it holds or enjoys and which enables it to carry on business as an air carrier. The Directors, from time to time, set a "Permitted Maximum" on the number of the Company's Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%. In addition, under certain circumstances, the Directors can take action to safeguard the Company's ability to operate by identifying those Ordinary Shares, American Depositary Shares ("ADSs") or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, the American Depositary Receipts ("ADRs") evidencing such ADSs or Affected Shares as "Restricted Shares" (within the meaning of the Articles).

The Board of Directors may, under certain circumstances, deprive holders of Restricted Shares of their rights to attend, vote at, or speak at general meetings, and/or require such holders to dispose of their Restricted Shares to an EU national within 21 days, (or such longer period as the Directors may consider reasonable). The Directors are also given the power to transfer such Restricted Shares themselves if a holder fails to comply. In 2002, the Company implemented measures to restrict the ability of non-EU nationals to purchase Ordinary Shares, and non-EU nationals are currently effectively barred from purchasing Ordinary Shares and will remain so for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted. Additionally, these foreign ownership restrictions could result in Ryanair's exclusion from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. Since April 2012, the Company has had the necessary authorities in place to repurchase ADRs as part of its general authority to repurchase up to 10% of the issued share capital in the Company. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals" for a detailed discussion of restrictions on share ownership and the current ban on Ordinary Share purchases by non-EU nationals.

As a result of Brexit, with effect from January 1, 2021 U.K. nationals ceased to qualify as EU nationals. Consequently, as of that date, the 2002 ban on the purchase of Ordinary Shares by non-EU nationals has applied to U.K. nationals also. In addition, in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and ADSs held by or on behalf of non-EU nationals (including U.K. nationals) are, as of January 1, 2021, treated as "Restricted Shares". Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares shall not be entitled to attend, speak at or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles. U.K. nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021. These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licenses held by the Company's subsidiaries pursuant to EU Regulation No. 1008/2008.

Holders of Ordinary Shares are currently unable to convert those shares into ADRs. In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed The Bank of New York Mellon, the depositary for its ADR program (the "Depositary"), to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during this suspension, and there can be no assurance that the suspension will ever be lifted. See also "—EU rules impose restrictions on the ownership of Ryanair Holdings' Ordinary Shares by Non-EU nationals, and the Company has applied a ban on the purchase of Ordinary Shares by Non-EU Nationals (which since January 1, 2021 includes U.K. nationals) since 2002".

The Company's results of operations may fluctuate significantly. The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. See "Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations." Among the factors causing these variations are the airline industry's sensitivity to general economic conditions, the seasonal nature of air travel, and trends in airlines' costs, especially fuel costs. Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns. The Company is substantially dependent on discretionary air travel.

The trading price of Ryanair Holdings' Ordinary Shares and ADRs may be subject to wide fluctuations in response to quarterly variations in the Company's operating results and the operating results of other airlines. In addition, the global stock markets from time to time experience extreme price and volume fluctuations that affect the market prices of many airline company stocks. These broad market fluctuations may materially adversely affect the market price of the Ordinary Shares and ADRs.

Ryanair Holdings may or may not pay dividends. Since its incorporation in 1996, Ryanair Holdings, has only occasionally declared special dividends on both its Ordinary Shares and ADRs. Ryanair Holdings' ability to pay dividends in the future will be dependent on the financial performance of the Company and there is no guarantee that any further dividends will be paid. See "Item 8. Financial Information—Other Financial Information—Dividend Policy". As a holding company, Ryanair Holdings does not have any material assets other than its shares in the Company's operating airlines and in other entities within the Ryanair Holdings group structure.

Increased costs for possible future ADR and share repurchases. As the ADRs have historically traded on the NASDAQ Stock Market ("NASDAQ") at a premium compared to Ordinary Shares, the inclusion of ADRs in buyback programs may result in increased costs in performing share buybacks. Since fiscal year 2008 the Company has repurchased shares as follows:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
2023	—	—
Period through July 21, 2023	—	—
Total	407.7	4,525.9

There is no guarantee that the Company's current Central Securities Depository ("CSD") will provide equivalent functionality to the Company's previous CSD, which may adversely impact the Company and/or holders of ADRs and/or interests in Ordinary Shares. Ireland does not have a domestic CSD, and Irish issuers, including Ryanair Holdings, whose shares are traded on Euronext Dublin have historically relied on CREST. CREST is a system which facilitated the recording of ownership and effecting transfers of shares in Irish incorporated companies, operated by Euroclear U.K. & Ireland ("EUI") and authorized as a CSD in the United Kingdom.

EU issuers are required by EU Regulation 909/2014 ("EU CSD Regulation") to use a CSD authorized in an EU Member State. One of the consequences of Brexit is therefore that the CREST system is no longer authorized to act as a CSD for Irish securities. This is because EUI became a third country CSD following Brexit and is no longer authorized to passport its services into Ireland pursuant to European law.

The Company held an Extraordinary General Meeting at which it was resolved that the Ordinary Shares of Ryanair Holdings would be migrated from the CREST System to the settlement system operated by Euroclear Bank SA/NV ("Euroclear Bank"), the CSD in Belgium, over the course of the weekend commencing March 12, 2021 (the "Migration"). The Migration, involving all Irish companies listed on Euronext Dublin, was successfully completed on March 15, 2021.

The Euroclear Bank model is structurally different to CREST. Euroclear Bank operates an "intermediated" settlement system, where legal title to shares in the issuer is held by a nominee of Euroclear Bank. Participants in Euroclear Bank (e.g., credit institutions, stockbrokers, investment managers) have rights in relation to these shares under Belgian law (Belgium being Euroclear Bank's place of incorporation), and underlying investors hold their interests in the shares through their contractual relationship with a participant, or the direct or indirect counterparty of a participant.

Prior to March 2021, the Company's securities had not been deposited on an "intermediated" settlement basis and it cannot be guaranteed that the Euroclear Bank CSD will be able to continue to support the Company in respect of its continued compliance with EU ownership and control requirements pursuant to EU Regulation 1008/2008.

Item 4. *Information on the Company*

INTRODUCTION

Ryanair Holdings was incorporated in 1996 as a holding company for Ryanair Designated Activity Company ("DAC") (previously called Ryanair Limited). The latter operates a low fare, scheduled-passenger airline serving short-haul, point-to-point routes mainly within Europe. In fiscal year 2019, the Company set up Buzz, formally known as Ryanair Sun, (a Polish charter and scheduled passenger airline with a Polish AOC), and acquired Lauda (a Maltese wet lease provider to the Ryanair Group with a Maltese AOC), and set-up Ryanair U.K. (with a U.K. AOC). In fiscal year 2020, Malta Air became the fifth airline in the Ryanair Group. Each of Buzz, Lauda, Malta Air, Ryanair DAC and Ryanair U.K. are wholly owned airlines within the Ryanair Group. See "Item 5. Operating and Financial Review and Prospects—History" for detail on the history of the Company. As of June 30, 2023, the Ryanair Group had a principal fleet of 530 Boeing 737 aircraft and 28 Airbus A320 aircraft. As of July 21, 2023, the Group offered over 3,000 short-haul flights per day serving approximately 230 airports across Europe. See "—Route System, Scheduling and Fares—Route System and Scheduling" for more details of Ryanair's route network. See "Item 5. Operating and Financial Review and Prospects—Seasonal Fluctuations" for information about the seasonality of Ryanair's business.

Ryanair recorded a profit after taxation of €1,314m in fiscal year 2023, as compared with a loss of €241m in fiscal year 2022. The movement was primarily attributable to a 74% increase in traffic at higher average fares (due to continued recovery from the Covid-19 pandemic) and favorable jet fuel hedges. Ryanair generated an average booked passenger load factor of approximately 93% in fiscal year 2023, compared to 82% in fiscal year 2022 and total revenue increased by 124% to €10.78bn, up from €4.80bn in fiscal year 2022.

Management believes that the market's acceptance of Ryanair's low-fares service is reflected in the "Ryanair Effect" – Ryanair's history of stimulating significant annual passenger traffic growth on the routes where it commences service. Fiscal year 2023 scheduled revenue grew over 160% to €6.93bn. Following a disappointing Q1 (when traffic was badly impacted by Russia's invasion of Ukraine in February 2022), strong travel demand through the remainder of the year saw traffic rise 74% at higher fares. Total pre-exceptional operating costs rose 75% to €9.20bn, driven by higher fuel costs (offset by favorable fuel hedges and improved fuel burn as more Boeing 737-8200 "Gamechangers" entered the fleet), crew pay restoration and 74% traffic growth. Ex-fuel operating costs rose 54%, which was well below traffic growth, and unit costs (ex-fuel) were €31. Fuel hedging contributed significantly to the final fiscal year 2023 profit outcome, saving the Group over €1.4bn.

The address of Ryanair Holdings' registered office is c/o Ryanair DAC, Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland. The Company's contact person regarding this Annual Report on Form 20-F is: Neil Sorahan, Group CFO (same address as above). The telephone number is +353-1-945-1212 and facsimile number is +353-1-945-1213. Under its current Articles, Ryanair Holdings has an unlimited corporate duration.

Ryanair Holdings files annual reports, special reports, and other information with the SEC. Its SEC filings are available on the SEC's website at https://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Ryanair Holdings also makes available on its website, free of charge, its annual reports on Form 20-F and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Ryanair's website address is https://www.ryanair.com. The information on these websites, and any other website referenced herein, is not part of this report except as specifically incorporated by reference herein.

STRATEGY

Ryanair's objective is to establish itself as Europe's largest scheduled passenger airline group in a disciplined and sustainable manner, through continued improvements and expanded offerings of its low-fares service. Ryanair offers low fares that generate increased passenger traffic while maintaining a continuous focus on cost-containment and operating efficiencies. The key elements of Ryanair's long-term strategy are:

Low-Fares. Ryanair's low fares are designed to stimulate demand, particularly from fare-conscious leisure and business travelers who might otherwise use alternative forms of transportation or choose not to travel at all. Ryanair sells seats on a one-way basis, thus eliminating minimum stay requirements from all travel on Ryanair scheduled services. Ryanair sets fares on the basis of the demand for particular flights and by reference to the period remaining to the date of departure of the flight, with higher fares typically charged on flights with higher levels of demand and for bookings made nearer to the date of departure. Ryanair also periodically runs special promotional fare campaigns. See "—Route System, Scheduling and Fares—Widely Available Low Fares" below.

Customer Service. Ryanair's strategy is to deliver the best customer service performance in its peer group. Ryanair delivers industry leading punctuality and cancelled significantly less flights this year (less than 1%) compared to its peer group. Ryanair achieves this by focusing strongly on the execution of these services. Ryanair conducts a daily conference call with airport personnel at each of its base airports, during which the reasons for each "first wave" flight delay and baggage short shipment are discussed in detail and logged to ensure that the root cause is identified and rectified. Subsequent (consequential) delays and short shipments are investigated by Ryanair ground operations personnel. During fiscal year 2022, Ryanair became the first in the industry to launch a "Day of Travel" assistant in the Ryanair app informing passengers about such things as allocated gate, time through security, bag drop and pick up and, importantly, keeping them up to date with messages and videos in relation to any delay incurred. This feature in the app has supported our endeavors to keep customers informed at every stage of their journey.

Ryanair has an ongoing commitment to improving customer satisfaction across the customer journey and this is measured by regular post flight customer satisfaction ("CSAT") surveys and online "mystery-passenger" checks. Every passenger who flies with Ryanair can rate their flying experience. Last year, thanks to Ryanair's strong Summer 2022 operational resilience, the Group's CSAT score was over 85%, with "crew friendliness" the top score (rated over 95%).

Ryanair continued the success of the "We're Listening" initiative launched in 2021 by recruiting 12 new panelists to the Ryanair Customer Panel (representing 10 countries). The first Customer Panel workshop was in Dublin in September 2022 with a follow up in Madrid in May 2023. These events help Ryanair to evaluate the new technology it plans to launch and informs management on improvements they need to make to the website, mobile applications and customer communications. In fiscal year 2023, Ryanair improved the performance of our Help Center, launched 40% more content in our FAQ's, enhanced the search functionality and greatly improved disruptions communications on the day of travel.

In fiscal year 2023, 3m passengers travelling with Ryanair required additional assistance. Ryanair officially recognises the Hidden Disabilities sunflower symbol and the benefits it brings to our customers and all our inflight and ground operations staff are trained to provide an additional level of support to the travelling passengers wearing the symbol. We are also working with various consumer agencies in U.K./Ireland, Spain, and Italy on improving pre-booking assistance for persons with reduced mobility.

For those passengers that have difficulty accessing our website, we operate voice recognition software in partnership with 'Amazon Alexa'. Customer who are sight impaired or who cannot use a keyboard or phone pad can access the Ryanair Help Centre by simply asking Alexa. Alexa will relay to customers and web/app users all the relevant information contained in our Help Centre.

Frequent point-to-point flights on short-haul routes. Ryanair provides frequent point-to-point service on short-haul routes. In fiscal year 2023, Ryanair flew an average route length of approximately 766 miles and an average flight duration of approximately 2.2 hours. Short-haul routes allow Ryanair to offer its low fares and frequent service, while eliminating the need to provide unnecessary "frills", like free in-flight meals and movies, otherwise expected by customers on longer flights. Point-to-point flying (as opposed to hub-and-spoke service) allows Ryanair to offer direct, non-stop routes and avoid the costs of providing "through service", for connecting passengers, including baggage transfer and transit passenger assistance.

Low Operating Costs. Management believes that the Ryanair Group's operating costs are among the lowest of any European scheduled-passenger airline group. Ryanair strives to reduce or control four of the primary expenses involved in running a major scheduled airline group: (i) aircraft equipment and finance costs; (ii) personnel costs; (iii) customer service costs; and (iv) airport access and handling costs:

(i) <u>Aircraft Equipment and Finance Costs</u>. Ryanair currently operates mainly Boeing 737s. The operation of primarily a single aircraft type enables Ryanair to limit the costs associated with personnel training, maintenance, and the purchase and storage of spare parts while also affording the Company greater flexibility in the scheduling of crews and equipment. Management also believes that the terms of Ryanair's contracts with Boeing are favorable to Ryanair. The strength of Ryanair's balance sheet and cashflows also enables the Group to lease aircraft at competitive rates (such as the 28 A320s leased by Lauda). See "—Aircraft" below for additional information on Ryanair's fleet. The Company has a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings (see "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms" above) and can raise inexpensive unsecured debt in the capital markets. The Company also finances aircraft from its strong cashflows.

(ii) <u>Personnel Costs.</u> Ryanair endeavors to control its labor costs through incentivizing high productivity. Compensation for personnel emphasizes productivity-based pay incentives. These incentives include sales bonus payments for onboard sales of products for cabin crew and payments based on the number of hours or sectors flown by pilots and cabin crew within strict limits set by industry standards or regulations fixing maximum working hours.

(iii) <u>Customer Service Costs.</u> Ryanair has entered into agreements with external contractors at certain airports for ticketing, passenger and aircraft handling, and other services that management believes can be more cost-efficiently provided by third parties. Ryanair negotiates competitive rates for such services by negotiating fixed-price, multi-year contracts. The development of its own Internet booking facility has allowed Ryanair to eliminate travel agent commissions. As part of its strategic initiatives, and the Always Getting Better ("AGB") customer experience program launched in 2013, the Company has broadened its distribution base by making Ryanair's fares available to Travelport (trading as Galileo and Worldspan), Amadeus and Sabre at nominal cost to the Company. Direct sales via the Ryanair website and mobile app continues to be the prime generator of scheduled passenger revenues.

(iv) <u>Airport Access and Handling Costs</u>. Ryanair prioritizes airports that offer competitive prices. The Ryanair Group's record of delivering a consistently high volume of passenger traffic growth at many airports has allowed it to negotiate favorable growth contracts with such airports. Since the launch of AGB (2013), the Company has accessed more primary airports, which typically have higher airport charges and greater competition along with slot limitations. Secondary and regional airports generally do not have slot requirements or other operating restrictions that can increase operating expenses and limit the number of allowed take-offs and landings. Ryanair endeavors to reduce its airport charges by opting, when practicable, for less expensive gate locations as well as outdoor boarding stairs, rather than jetways, which are more expensive and operationally less efficient to use. Ryanair requires all passengers to check-in on the Internet, which reduces waiting times at airports and speeds a passenger's journey from arrival at the airport to boarding, as well as significantly reducing airport handling costs. Ryanair also charges a checked-bag fee, which is payable on the Internet at the time of booking or post booking and is aimed at reducing the number of bags carried by passengers in order to further reduce handling and CO2 costs. See "Item 3. Key information—Risks related to the Company—The Company faces risks related to its internet reservations operations and its elimination of airport check-in facilities."

Taking advantage of digital platforms. Ryanair's reservation system operates under a hosting agreement with Navitaire which currently extends to November 2027. As part of the implementation of the reservation system, Navitaire developed an Internet booking facility. The Ryanair system allows Internet users to access its host reservation system and to make and pay for confirmed reservations in real time through the Ryanair.com website. The Company also has a mobile app which makes it simpler and easier for customers to book Ryanair flights. The website and app also offer customers the ability to add additional discretionary products on day of travel (e.g. checked bags, priority boarding, preferred seating and fast track). Ryanair has continued to invest in its website with the key features being personalization, a "My Ryanair" account, easier booking flow and more content. These features make Ryanair's website faster, intuitive and fully responsive for mobile devices. The "My Ryanair" registration service, which allows customers to securely store their personal and payment details, has also significantly quickened the booking process and made it easier for customers to book a flight. Membership of "My Ryanair" is automatic for all bookings. Ryanair will endeavor to continue to improve its website and mobile app through a series of ongoing upgrades.

Commitment to safety. Safety is the primary priority of Ryanair. This commitment begins with the hiring and training of Ryanair's pilots, cabin crew, and maintenance personnel and includes a policy of maintaining its aircraft in accordance with the highest European industry standards. Ryanair has not had a single passenger or flight crew fatality as a result of an accident with one of its aircraft in its 38-year operating history. Although Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of safety, maintenance, training or quality assurance. Routine aircraft maintenance and repair services are performed primarily by Ryanair, at Ryanair's main bases, but are also performed at other base airports by maintenance contractors approved under the terms of an EASA Part 145 and U.K. CAA approval. Ryanair currently performs the majority of heavy airframe maintenance in-house, but contracts with other parties who perform engine overhaul services and rotable repairs. Ryanair also outsources some heavy maintenance activity. These contractors also provide similar services to a number of other major European airlines.

Enhancement of operating results through ancillary services. Ryanair distributes travel insurance, fast track services, parking and airport transfers, and accommodation services through its website and mobile app. Ryanair also offers car hire services via a contract with RentalCars. Ancillary revenues accounted for approximately 36% of Ryanair's total operating revenues in fiscal year 2023 and approximately 45% of Ryanair's total operating revenues in fiscal year 2022. See "—Ancillary Services" below and "Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal Year 2023 Compared with Fiscal Year 2022—Ancillary Revenues" for additional information.

Focused criteria for growth. Ryanair believes it will have opportunities for continued growth by: (i) using fare promotions to stimulate demand; (ii) initiating additional routes in the EU; (iii) initiating additional routes in countries party to a European Common Aviation Agreement with the EU that are currently served by higher-cost, higher-fare carriers or where competitor traffic capacity has not returned following the Covid-19 pandemic; (iv) increasing the frequency of service on its existing routes; (v) starting new domestic routes within individual EU countries and the U.K.; (vi) considering acquisition opportunities that may become available in the future; (vii) connecting airports within its existing route network; (viii) establishing new bases; and (ix) initiating new routes not currently served by any carrier.

Responding to market challenges. In recent periods, Ryanair's low-fares business model faced substantial pressure due to significantly increased fuel costs and economic contraction in the economies in which it operates (including global market disruptions related to the Covid-19 pandemic outbreak and the continued war in Ukraine). The Company has aimed to meet these challenges by: (i) grounding aircraft during the winter season; (ii) controlling costs and liquidity; (iii) renegotiating contracts with existing suppliers, airports and handling companies and (iv) flexibly reallocating capacity to new markets. There can be no assurance that the Company will be successful in achieving all of the foregoing or taking other similar measures, or that doing so will allow the Company to earn profits in any period. See "Item 3. Key information—Risk factors—Risks related to the Company—Changes in fuel costs and availability affect the Company's results" and "— The Company may not be successful in increasing fares to cover rising business costs." In prior years, in response to an operating environment characterized by high fuel prices, typically lower seasonal yields and higher airport charges and/or taxes, Ryanair adopted a policy of grounding a certain portion of its fleet during the winter months. Ryanair also carries out its scheduled aircraft maintenance at this quieter time of the year. While seasonal grounding does reduce the Company's operating costs, it also decreases Ryanair's winter season flight and non-flight revenues. Decreasing the number and frequency of flights may also negatively affect the Company's labor relations, including its ability to attract flight personnel interested in full-time employment. See "Item 3. Key information— Risk factors—Risks related to the Company—Ryanair has seasonally grounded aircraft."

ROUTE SYSTEM, SCHEDULING AND FARES

Route System and Scheduling

As of July 21, 2023, the Company offered over 3,000 daily scheduled short-haul flights serving approximately 230 airports largely throughout Europe, the Middle East and North Africa. The following table lists Ryanair's 91 operating bases:

Operating Bases

Agadir	Frankfurt (Hahn)	Paris (Beauvais)
Alicante	Gdansk	Pescara
Athens	Girona	Pisa
Baden-Baden	Gothenburg	Ponta Delgada
Barcelona (El Prat)	Ibiza	Porto
Bari	Katowice	Poznan
Belfast International	Kaunas	Prague
Berlin (Brandenburg)	Krakow	Prestwick
Billund	Lamezia	Riga
Birmingham	Lanzarote	Rome (Ciampino)
Bologna	Leeds Bradford	Rome (Fiumicino)
Bordeaux	Lisbon	Santiago
Bournemouth	Liverpool	Seville
Bratislava	London (Luton)	Shannon
Brindisi	London (Stansted)	Sofia
Bristol	Madeira	Stockholm (Arlanda)
Brussels (Charleroi)	Madrid	Tenerife South
Bucharest	Malaga	Thessaloniki
Budapest	Malta	Toulouse
Cagliari	Manchester	Turin
Catania	Marrakesh	Valencia
Chania	Marseille	Venice (Marco Polo)
Cologne	Memmingen	Venice (Treviso)
Corfu	Milan (Bergamo)	Vienna
Cork	Milan (Malpensa)	Vilnius
Dublin	Naples	Warsaw (Modlin)
Dusseldorf (Weeze)	Newcastle	Wroclaw
East Midlands	Nuremberg	Zadar
Edinburgh	Palermo	Zagreb
Faro	Palma de Mallorca	
Fez	Paphos	

See Note 16, "Analysis of operating revenues and segmental analysis" to the consolidated financial statements included in Item 18 for more information regarding the geographical sources of the Company's revenue.

Ryanair's objective is to schedule a sufficient number of flights per day on each of Ryanair's routes to satisfy demand for Ryanair's low-fares service. Ryanair schedules departures on its most popular routes at frequent intervals normally between approximately 6:00 a.m. and 12:00 a.m. Management regularly reviews the need for adjustments in the number of flights on all of its routes.

As part of Ryanair's AGB customer experience program Ryanair has focused on high frequency and business friendly timings between Europe's main business centers.

During fiscal year 2023, the Ryanair Group opened 5 new bases and approximately 300 new routes across its network. See "Item 3. Key information—Risk factors—Risks related to the Company—Ryanair's new routes and expanded operations may have an adverse financial impact on its results."

Widely Available Low Fares

Ryanair offers low fares, with prices generally varying on the basis of advance booking, seat availability and demand. Ryanair sells seats on a one-way basis, thus removing minimum stay requirements from all travel on Ryanair scheduled services. All tickets can be changed, subject to certain conditions, including fee payment and applicable upgrade charges. However, tickets are generally non-cancellable and non-refundable and must be paid for at the time of reservation.

Ryanair's discounted fares are driven by Ryanair's "load factor active – yield passive" strategy whereby seats are priced to ensure that high load factor targets are achieved.

Ryanair also periodically runs special promotional fare campaigns, in particular in connection with the opening of new routes, and endeavors to always offer the lowest fare on any route it serves. Promotional fares may have the effect of increasing load factors and reducing Ryanair's yield and passenger revenues on the relevant routes during the periods they are in effect. Ryanair expects to continue to offer significant fare promotions to stimulate demand in periods of lower activity or during off-peak times for the foreseeable future.

MARKETING AND ADVERTISING

Ryanair's primary marketing strategy is to emphasize its widely available low fares, route choice and great care. In doing so, Ryanair primarily advertises its services in national and regional media across Europe. In addition, Ryanair uses online advertising, email marketing and social media to drive awareness. Social media gives Ryanair access to reach a weekly audience of over 50m people free of charge.

Other marketing activities include cooperative advertising campaigns with other travel-related entities, including local tourist boards. Ryanair also regularly contacts people who have registered in its database to inform them about promotions and special offers.

RESERVATIONS ON RYANAIR.COM

Passenger airlines generally rely on travel agents (whether traditional or online) for a significant portion of their ticket sales and pay travel agents' commissions for their services, as well as reimbursing them for the fees charged by reservation systems providers. In contrast, Ryanair requires passengers to make reservations and purchase tickets directly. Due to Ryanair's long standing online distribution policy, the majority of such reservations and purchases are made through the website Ryanair.com, although a significant number of customers are also booking on the Ryanair app and therefore, we are not reliant on travel agents. Over the last year, Ryanair has continued to encourage passengers to book direct and we introduced a new *verified seal* on all legitimate Ryanair platforms so that passengers know they are booking on a legitimate platform.

Ryanair's reservations system is hosted under an agreement with the system provider, Navitaire. Under the agreement, the system serves as Ryanair's core seating inventory and booking system. In return for access to these system functions, Ryanair pays transaction fees that are generally based on the number of passenger seat journeys booked through the system. Navitaire also retains back-up booking engines to support operations in the event of a breakdown in the main system.

The Company has agreements with the GDS's Travelport (which operates the Galileo and Worldspan GDS) and Sabre. Since May 2023, Amadeus also has access to Ryanair's inventory, allowing Ryanair to integrate with corporate booking systems. Ryanair's fares (except for some promotional fare categories) are currently distributed on the GDS's systems but are not available for re-sale on any other online platform, other than Ryanair.com.

AIRCRAFT

Boeing Aircraft

As of June 30, 2023, the Company had a fleet of 530 Boeing 737 aircraft which are currently operated by Buzz, Malta Air, Ryanair DAC and Ryanair U.K. The fleet includes 119 Boeing 737-8200 aircraft, each having 197 seats, and Boeing 737-800 "next generation" ("NG") aircraft, each having 189 seats.

Between March 1999 and March 2023, Ryanair took delivery of 531 new Boeing 737NG aircraft, 1 Boeing 737-700 aircraft and 98 new Boeing 737-8200s under its contracts with Boeing and disposed of 122 Boeing 737NG aircraft, including 77 lease hand-backs. In the period April 2023 to June 2023, Ryanair took delivery of 21 new Boeing 737-8200 aircraft.

Under the terms of the 2014 Boeing Contract, which was repriced in December 2020, Ryanair agreed to purchase 210 new Boeing 737-8200 "Gamechanger" aircraft delivering between fiscal years 2022 and 2025 inclusive. Deliveries commenced in June 2021. The new aircraft will be used on new and existing routes to grow the Ryanair Group's business.

The Boeing 737-8200 represents the newest generation of Boeing's 737 aircraft. It is a short-to-medium range aircraft and seats 197 passengers (eight (4%) more seats than Ryanair's existing Boeing 737-800NG 189 seat fleet). The basic price (equivalent to a standard list price for an aircraft of this type) for each of the Boeing 737-8200 series aircraft under the 2014 Boeing Contract is approximately U.S.$102.5m. Net of basic credits and reflective of price escalation over the original scheduled delivery timeframe, the value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn.

Boeing has granted Ryanair certain price concessions as part of the 2014 Boeing Contract. As a result, the "effective price" (the purchase price of the new aircraft net of discounts received from Boeing) of each new aircraft will be significantly below the basic price mentioned above. The effective price applies to all new aircraft delivering from fiscal year 2022 through to fiscal year 2025.

For additional details on the Boeing contracts, scheduled aircraft deliveries and related expenditures and their financing, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

The Boeing 737 is the world's most widely used commercial aircraft and exists in a number of generations, the Boeing 737-8200 being the most recent in current production.

The Boeing 737NGs are fitted with CFM 56-7B engines and have advanced CAT III Autoland capability, advanced traffic collision avoidance systems, and enhanced ground-proximity warning systems. The Boeing 737-8200s are fitted with CFM LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, should reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737NGs in Ryanair's configuration and reduce operational noise emissions by approximately 40%.

For additional information, please see "Item 3—Key information—Risk factors—Risks related to the Company— A majority of Ryanair's aircraft and certain parts are sourced from a single supplier; therefore, Ryanair would be materially and adversely affected if such supplier was unable to provide additional equipment or support".

At March 31, 2023, the average aircraft age of the Company's Boeing 737 fleet was approximately 9 years.

Airbus Aircraft

As of June 30, 2023, the Company had a fleet of 28 leased Airbus A320 aircraft (2022: 29). These aircraft are operated by Lauda, as a wet lease operator for the Group, and have 180 seats. They are powered by a mix of CFM 56-5B and Pratt & Whitney V2500 engines. At March 31, 2023, the average aircraft age of the Company's leased Airbus A320 fleet was approximately 15.9 years.

Summary

The Company expects to have an operating fleet comprising approximately 640 narrow-body aircraft at March 31, 2026, depending on the level of lease hand-backs and aircraft disposals.

In May 2023, Ryanair signed an agreement to purchase 300 new Boeing 737-MAX-10 aircraft (150 firm orders and 150 options), which is subject to shareholder approval at the Company's AGM on September 14, 2023. These fuel-efficient aircraft have 228 seats and phased deliveries between 2027 and 2033. It is expected that up to 50% of the order will be used to replace older Boeing 737NG aircraft, while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by 2034.

Training and Regulatory Compliance

At March 31, 2023 Ryanair owned and operated 10 Boeing 737-800NG, 6 Boeing 737-8200 and 1 A320 full flight simulators for pilot training. The simulators were purchased from CAE Inc of Quebec, Canada ("CAE"). In addition, Ryanair currently owns and operates 9 state of the art, fixed base simulators from Multi Pilot Simulations ("MPS") which are used for pilot assessments and pilot training. In autumn 2021, Ryanair, in partnership with Aviation Flight Academy ("AFA"), opened a new, state of the art, training center in Dublin which includes both Boeing 737-8200 and A320 full flight simulators, and a full Boeing 737 Cabin Trainer. At the end of 2021, Ryanair agreed to purchase an additional 8 (6 confirmed and 2 options) full flight simulators from CAE, and 1 fixed based simulator from MPS. In fiscal year 2023, Ryanair took delivery of 3 Boeing 737-8200 full flight simulators and the new fixed based simulator. In fiscal year 2024, Ryanair will take delivery of 1 Boeing 737-8200 full flight simulator into the Bergamo Training Centre, with no further deliveries planned in fiscal year 2024. Per the purchase agreement, this leaves a balance of 4 full flight simulators (2 confirmed and 2 options).

Management believes that Ryanair is currently in compliance with all applicable regulations and EU directives concerning its fleet of Boeing 737 and Airbus A320 aircraft and will comply with any regulations or applicable EU and U.K. directives that may come into effect in the future. However, there can be no assurance that the FAA, EASA, the U.K. CAA or other regulatory authorities will not recommend or require other safety-related undertakings that could adversely impact the Company's results of operations or financial condition, in particular safety-related undertakings related to the Boeing 737-8200. See "Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—Safety-related undertakings could affect the Company's results."

ANCILLARY SERVICES

Ryanair provides various ancillary services and engages in other activities connected with its core air passenger service, including non-flight scheduled services, internet-related services, and the in-flight sale of beverages, food, duty-free and merchandise.

Ryanair primarily markets car hire, travel insurance and accommodation services through its website and mobile app. Ryanair offers car hire services via a contract with RentalCars. Ryanair receives a commission on these sales.

Ryanair markets car parking, fast-track, airport transfers, attractions and activities on its website and mobile app. Ryanair also sells gift vouchers which are redeemable online.

MAINTENANCE AND REPAIRS

General

As part of its commitment to safety, Ryanair endeavors to hire qualified maintenance personnel, provide proper training to such personnel, and maintain its aircraft in accordance with EASA and U.K. Regulations and European industry standards. While Ryanair seeks to maintain its fleet in a cost-effective manner, management does not seek to extend Ryanair's low-cost operating strategy to the areas of continuing airworthiness management, maintenance, training, or quality assurance.

EASA, came into being on September 28, 2003 through the adoption of Regulation (EC) No. 1592/2002 of the European Parliament, and its standards superseded the previous Joint Aviation Authority ("JAA") requirements. See "—Government Regulation—Regulatory Authorities" below.

Post Brexit, with the U.K. leaving EASA, aircraft registered in the U.K. are managed in accordance with the U.K. equivalent regulations.

Ryanair Engineering and Safety & Compliance department manage the Continuing Airworthiness of the Group fleet in accordance with Commission Regulation (EU) No. 1321/2014 of 26 November 2014 - Continuing Airworthiness and U.K. Reg. (EU) 1321/2014 - the U.K. Continuing Airworthiness regulation. Each Group Airline holds applicable approval with their respective National Airworthiness Authority (IAA Ireland, TMCAD Malta, Polish CAA and U.K. CAA), providing robust oversight of all maintenance activities.

Maintenance activities are undertaken in accordance with EASA and U.K. Part 145 as applicable, by Ryanair DAC under IAA approval and approved contracted providers.

Ryanair is approved to deliver maintenance type training courses under EASA and U.K. Part 147 approvals, with 3 approved training sites located across the Ryanair network, in London Stansted, Glasgow Prestwick, and Seville Spain.

Ryanair is itself an EASA Part 145-approved maintenance organization and provides its own routine aircraft maintenance and repair services. Ryanair also performs certain line maintenance checks on its aircraft, including pre-flight and daily checks at some of its bases, as well as A-checks at its Dublin (+4 bays to 6 in 2025), London (Stansted), Madrid (+2 bays to 3 in 2025), Vienna and Bergamo (+2 to 5 bays in 2023) and Malta (+1 bay 2023) facilities to support line maintenance on Boeing 737 and Airbus A320 aircraft. Ryanair also plans to open a new 2 bay hangar in Oporto Portugal in 2025. Ryanair performs the majority of its Boeing 737 heavy airframe maintenance utilizing a Ryanair associated Part 145 approval/organization for heavy maintenance with a seasonal use of third-party maintenance repair and overhaul (the "MRO") facilities. Ryanair operates a 6 bay hangar facility at its base at Glasgow (Prestwick) in Scotland. In addition, Ryanair has hangar facilities in Kaunas, Lithuania (+2 bays to 4 in 2023), Wroclaw, Poland (+2 bays to 4 in 2023), Hahn, Shannon (+3 bays 2023), and Seville (Spain) which are used for C-check maintenance activities. Ryanair plans to grow in Berlin to 3 bays by 2025 and will continue to look for opportunities to invest in additional hangar facilities over the coming years to ensure there is sufficient hangar capacity for the increased fleet size.

Ryanair has a 5 bay hangar and stores facility at its London (Stansted) airport base enabling Ryanair to carry out line maintenance on its expanding fleet. This facility has flight simulators, fixed base simulators and the associated training rooms. Ryanair in partnership with AFA has developed a separate training facility adjacent to the hangar to accommodate a full-size Boeing 737NG training aircraft to allow for cabin crew and engineering training. Ryanair has simulators in its East Midlands facility (both full flight and fixed based). Ryanair operates a 2 bay hangar in Vienna to maintain a mix of Airbus and Boeing aircraft and, in autumn 2021, opened a new pilot and cabin crew training facility in Dublin which accommodates both Boeing and Airbus full flight simulators to meet the increased training needs of the Group. Ryanair has a 30-year sole tenancy agreement with Frankfurt (Hahn) airport where it maintains a 2 bay hangar and stores facility. This facility allows Ryanair to carry out 2-year base maintenance checks. Ryanair has also built a technological center of excellence in Bergamo with full flight simulators, a fixed base simulator and a full-size Boeing 737NG training aircraft to allow for pilot, engineering, and cabin crew training. Ryanair currently plans to develop further training facilities over the coming years to manage fleet growth.

Maintenance and repair services that may become necessary while an aircraft is located at other airports served by Ryanair are provided by other EASA Part 145-approved contract maintenance providers. Aircraft return each evening to Ryanair's bases, where they are examined by either Ryanair's approved personnel or by local EASA Part 145-approved companies.

Heavy Maintenance

Ryanair expects to be dependent on external service contractors for Airbus A320 and Boeing 737 maintenance, particularly for airframe, engine and component maintenance, for the foreseeable future, notwithstanding the capabilities provided by its current maintenance facilities. See "Item 3. Key Information — Risk Factors — Risks Related to the Company — The Group Is dependent on external service providers".

Ryanair contracts out engine overhaul service for its Boeing 737-800NG aircraft to CFM under a ten-year agreement to December 2027, with an option for extension. This comprehensive maintenance contract provides for the repair and overhaul of the CFM56-7B series engines fitted to Ryanair's Boeing 737-800NG aircraft, the repair of parts, and general technical support for the fleet of engines. CFM uses its EASA Part 145-approved repair facilities in Cardiff (Wales), Celma (Brazil), Paris (France), Kuala Lumpur (Malaysia), Queretaro (Mexico) and Safran Aero (Morocco). By contracting with experienced EASA Part 145-approved maintenance providers, management believes it is better able to ensure the quality of its engine maintenance. CFM LEAP-1B Engines installed on the Boeing 737-8200 aircraft are subject to warranty by CFM. Any required repairs/overhauls subject to this warranty will be accomplished by CFM at its EASA Part 145-approved repair facilities. Engine maintenance providers are also monitored closely by the national authorities under EASA and national regulations. Ryanair trained engineering staff with both Boeing and CFM in advance of the introduction of the Boeing 737-8200 aircraft to the Ryanair fleet.

SAFETY RECORD

Ryanair has not had a single passenger or flight crew fatality in its 38-year operating history. Ryanair demonstrates its commitment to safe operations through its safety policy, training, procedures, its investment in safety-related equipment, and its adoption of internal, open and confidential reporting system for safety and security matters. The Company's Board of Directors also has a Safety & Security Committee to review and discuss air safety and security performance. Members of the Committee include Non-Executive Directors, Mike O'Brien, Eamonn Brennan (from July

2023) and Ryanair's Chief Risk Officer, Carol Sharkey. The Accountable Managers of each of the Ryanair Group Airlines and nominated persons are invited to attend. Mr. O'Brien and Ms. Sharkey report to the Board of Directors each quarter.

Ryanair's flight crew training is oriented towards accident prevention and integrates with the Safety Management System to cover all aspects of flight operations. Threat and Error Management ("TEM") is at the core of all flight crew training programs. Ryanair maintains full control of the content and delivery of all flight crew training, including initial, recurrent, and upgrade phases. All training programs are approved/accepted by the relevant National Competent Aviation Authority, (including the IAA, TMCAD Malta, the Polish CAA and the U.K. CAA) which regularly audits operations standards and flight crew training standards for compliance with EU and U.K. legislation. All Boeing 737s that Ryanair has bought are certified for Category IIIA landings (automatic landings with minimum horizontal visibility of 200 meters and a 50 feet decision height).

Ryanair has a comprehensive and documented Safety Management System. Management encourages flight crews to report any safety-related issues through the Air Safety Report ("ASR") reporting program, which is available online. Also available to crew is Ryanair's Confidential Reporting System ("RCRS") which affords personnel the opportunity to report directly to Safety Officers any event, error, or discrepancy in operations that they do not wish to report through standard reporting channels. Management uses the de-identified information reported through all reporting channels to modify operating procedures and improve flight operations standards as necessary. Additionally, Ryanair promotes the use of *CHIRP*, a confidential reporting system that is endorsed by the U.K. CAA as an alternative confidential reporting channel.

Ryanair has installed an automatic data capturing system on each of its Boeing 737 and Airbus A320 aircraft. This system captures and downloads aircraft performance information for use as part of Operational Flight Data Monitoring ("OFDM") which automatically provides a confidential report on exceedances from normal operating limitations detected during the course of each flight. The purpose of this system is to monitor operational performance and trends and identify any instance of an operational limit being exceeded. By analyzing this information, management can identify undesirable trends and potential areas of operational risk, so as to take steps to rectify such deviations, thereby ensuring adherence to Ryanair's flight safety standards.

AIRPORT OPERATIONS

Airport Handling Services

Ryanair provides its own ground services, aircraft handling and passenger services either directly or through self-handling partners at Dublin, Stansted, Spain, Portugal and the majority of our Polish airports. All other airport handling is provided through the airport authorities, either directly through sub-contractors or the airport themselves at airports Ryanair serves. Ground operations work to obtain the most competitive handling rates for ground, aircraft and passenger services across our network by negotiating multiyear deals with growth or efficiency incentives where possible to lock in long term costs. Self-handling gives Ryanair the option under European regulations to handle its own aircraft and passenger services where we cannot obtain competitive rates or quality handling services at each airport. These contracts are generally scheduled to expire in one to five years, unless renewed. Ryanair will need to enter into similar agreements in any new markets it may enter. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Group is dependent on external service providers."

Airport Charges

As with other airlines, Ryanair must pay airport charges each time it lands and accesses facilities at the airports it serves. Depending on the policy of the individual airport, such charges can include landing fees, passenger loading fees, security fees and parking fees. Ryanair attempts to negotiate discounted fees by delivering annual increases in passenger traffic and/or access to new destinations, and opts, when practicable, for less expensive facilities, such as less convenient gates and the use of outdoor boarding stairs rather than more expensive jetways. Nevertheless, there can be no assurance that the airports Ryanair uses will not impose higher airport charges in the future and that any such increases would not adversely affect the Company's operations.

See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair's continued growth is dependent on access to suitable airports; charges for airport access are subject to increase." See also "Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings" for information regarding legal proceedings in which Ryanair's economic arrangements with several publicly owned airports are being contested.

FUEL

The cost of jet fuel accounted for approximately 43% and 33% of Ryanair's total operating expenses in the fiscal years ended 2023 and 2022 respectively. In each case, this accounts for costs after giving effect to the Company's fuel hedging activities but excludes de-icing costs, which accounted for approximately 0.8% and 1.1% of total fuel costs in the fiscal years ended 2023 and 2022 respectively. The future availability and cost of jet fuel cannot be predicted with any degree of certainty, and Ryanair's low-fares policy limits its ability to pass on increased fuel costs to passengers through increased fares. Jet fuel prices are dependent on crude oil prices, which are quoted in U.S. dollars. If the value of the U.S. dollar strengthens against the euro, Ryanair's fuel costs, expressed in euro, may increase even in absence of any increase in the U.S. dollar price of jet fuel. Ryanair has also entered into foreign currency forward contracts to hedge against some currency fluctuations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk— Foreign Currency Exposure and Hedging."

Ryanair typically enters into arrangements providing for significant protection against fluctuations in fuel prices, through both forward contracts and call options covering periods of up to 12 to 18 months of anticipated jet fuel requirements. If capacity is significantly reduced, as was the case in fiscal year 2021 due to European Governments response to the spread of Covid-19, forward contracts may become ineffective for hedge accounting purposes. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company's results" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Fuel Price Exposure and Hedging" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and Prospects—Fiscal Year 2023 Compared with Fiscal Year 2022—Fuel and Oil."

INSURANCE

Ryanair is exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident or terrorist incident. Any such accident or incident could involve costs related to the repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service. In addition, an accident or incident could result in significant legal claims against the Company from injured passengers and others who experienced injury or property damage as a result of the accident or incident, including ground victims. Ryanair maintains aviation third-party liability insurance, passenger liability insurance, employer liability insurance, directors' and officers' liability insurance, aircraft insurance for aircraft loss or damage, and other business insurance in amounts per occurrence consistent with industry standards. Ryanair believes its insurance coverage is adequate, although not comprehensive. There can be no assurance that the amount of such coverage will not need to be increased, that insurance premiums will not increase significantly or that Ryanair will not be forced to bear substantial losses from accidents. Ryanair's insurance does not cover claims for losses incurred when, due to unforeseen events, airspace is closed and aircraft are grounded, such as the airspace closures described in "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and may again in the future have, a material adverse impact on the Company's business, results of operations, financial conditions and liquidity and "—Risks Related to the Airline Industry—Extreme weather events could affect the Company and have a material adverse effect on the Company's results of operations."

The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically as a result of the September 11, 2001 terrorist attacks and the war in Ukraine. Ryanair's insurers have indicated that the scope of the Company's current war-related insurance coverage may exclude certain types of catastrophic incidents, which may result in the Company seeking alternative coverage.

Ryanair has established Aviation Insurance Limited ("AIL"), a wholly owned captive insurance company subsidiary based in Malta, to provide the Company with self-insurance as part of its ongoing risk-management strategy. AIL underwrites a portion of the Company's aviation insurance program, which covers not only the Company's aircraft but also its liability to passengers and to third parties. AIL reinsures virtually all of the aviation insurance risk it underwrites with recognized third parties in the aviation reinsurance market, with the amount of AIL's maximum aggregate exposure not currently subject to such reinsurance agreements being equal to approximately U.S.$15m.

Council Regulation (EC) No. 2027/97, as amended by Council Regulation (EC) No. 889/2002, governs air carrier liability. This legislation provides for unlimited liability of an air carrier in the event of death or bodily injuries suffered by passengers, implementing the Warsaw Convention of 1929 for the Unification of Certain Rules Relating to Transportation by Air, as amended by the Montreal Convention of 1999. Ryanair has extended its liability insurance to meet the appropriate requirements of the legislation. See "Item 3. Key Information—Risk Factors—Risks Related to the Airline Industry—The Company faces the risk of loss and liability" for information on the Company's risks of loss and liability.

FACILITIES

The following are the principal facilities owned or leased by the Ryanair Group:

Location	Site Area (Sq. Meters)	Floor Space (Sq. Meters)	Tenure	Activity
Dublin Airport	8,190	8,269	Leasehold	Administrative Offices / Aircraft Maintenance
Airside Business Park, Dublin	37,752	163,890	Freehold	Offices, Travel Labs Dublin & Training Center
Woodford Business Park, Dublin	4,113	4,113	Freehold	Cabin Crew & Pilot Simulator Training Center
Vienna Airport (Hangar)	12,591	7,720	Leasehold	Aircraft Maintenance
Vienna, Austria	1,325	1,325	Leasehold	Administrative Offices
Stansted Airport	17,262	14,302	Leasehold	Aircraft Maintenance & Simulator Training Center
East Midlands Airport	5,935	3,435	Freehold	Simulator Training Center
Prestwick Airport (Hangar)	16,022	14,295	Leasehold	Aircraft Maintenance
Frankfurt (Hahn) Airport (Hangar)	5,064	5,064	Leasehold	Aircraft Maintenance & Simulator Training Center
Bergamo Airport	16,647	9,563	Leasehold	Aircraft Maintenance & Training Center
Wroclaw Airport, Poland (Hangar)	8,701	7,484	Leasehold	Aircraft Maintenance
Wroclaw, Poland	1,935	1,935	Leasehold	Travel Labs Poland
Warsaw, Poland	747	747	Leasehold	Administrative Offices
Kaunas Airport (Hangar)	4,500	4,500	Leasehold	Aircraft Maintenance
Pieta, Malta	480	480	Leasehold	Administrative Offices
Malta Airport (Hangar)	6,729	3,696	Leasehold	Aircraft Maintenance
Madrid Airport (Hangar)	1,850	1,850	Leasehold	Aircraft Maintenance
Madrid, Spain	1,914	1,914	Leasehold	Travel Labs Madrid
Seville, Spain (Hangar)	9,800	8,000	Leasehold	Aircraft Maintenance
Modlin Airport	129	129	Leasehold	Administrative Offices
Kraków Airport	248	248	Leasehold	Administrative Offices
Katowice, Airport	144	144	Leasehold	Administrative Offices

Ryanair has agreements with the DAA, the Irish government authority charged with operating Dublin Airport, to lease check-in counters and other space at the passenger and cargo terminal facilities at Dublin Airport. The airport office facilities used by Ryanair at London (Stansted) are leased from the airport authority; similar facilities at each of the other airports Ryanair group airlines serve are provided by third party service providers.

TRADEMARKS

Ryanair's name, logo, certain other names and logos, as well as certain slogans, are registered as European Union Trademarks ("EUTMs") and as national trademarks in certain countries, including the U.K. An EUTM allows a trademark owner to obtain a single registration of its trademark, which affords uniform protection for that trademark in all EU member states. The registration gives Ryanair an exclusive monopoly over the use of its trade name in respect of similar services and the right to sue for trademark infringement should another party use an identical or similar mark in relation to identical or similar services.

Trademarks owned by the Ryanair Group include:

- European Union (Word) Trademark registration number 18569159 comprised of the word "Ryanair" in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification), and equivalent U.K. trademark number W00000001638372, protected until November 10, 2031.

- European Union (Figurative) Trademark registration number 000338301 comprising the following graphic representation:



  in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 22.01.16 (Vienna classification), and equivalent U.K. trademark number UK00900338301, protected until August 21, 2026.

- European Union (Figurative) Trademark registration number 001493329 comprising the following graphic representation



  in classes 16, 35, 36, 37, 38, 39 and 42 (Nice Classification) and class 27.05.01 (Vienna classification), and equivalent U.K. trademark number UK00901493329, protected until February 4, 2030.

- European Union (Word) Trademark registration number 004187721 comprised of the word "Ryanairhotels.com" in classes 16, 39 and 43 (Nice Classification), and equivalent U.K. trademark number UK00904187721, protected until January 13, 2025.

- European Union (Word) Trademark registration number 013185988 comprised of the word "LOW FARES. MADE SIMPLE" in classes 16, 28, 35, 36, 37, 38, and 42 (Nice Classification), and equivalent U.K. trademark number UK00913185988, protected until August 19, 2024.

- European Union (Word) Trademark registration number 018295804 comprised of the word "Lauda Europe" in classes 12, 16, 18, 25, 28, 35, 36, 37, 38, 39, 43 (Nice Classification) protected until August 25, 2030, and equivalent U.K. trademark number UK00003680730, protected until August 12, 2031.

- European Union (Word) Trademark registration number 003330685 comprised of the word "Laudamotion" in classes 9, 14, 25, 35, 39 (Nice Classification) and equivalent U.K. trademark number UK00903330685, protected until August 29, 2023.

- European Union (Figurative) Trademark registration number 015102321 comprising the following graphic representation



  in classes 3, 9, 14, 25, 35, 39 (Nice Classification) and classes 18.05.03, 27.05.22, 27.99.12, 27.99.13 (Vienna Classification) and equivalent U.K. trademark number UK00915102321, protected until February 10, 2026.

- European Union (Figurative) Trademark registration number 018062738 comprising the following graphic representation



  in classes 12, 16, 35, 36, 37, 38, 39, 43 (Nice Classification) and classes 03.13.04, 03.13.24, 27.05.21, 27.99.02 (Vienna Classification) protected until May 9, 2029, and equivalent U.K. trademark number UK00003680736 protected until August 12, 2031.

- European Union (Word) Trademark registration number 18018637 comprised of the word "BUZZAIR" in classes 12, 16, 35, 36, 37, 38, 39 and 43 (Nice Classification) and equivalent U.K. trademark number UK00003680696, protected until August 12, 2031.

- United Kingdom (Word) Trademark registration number UK00003247027 comprised of the word "Buzz About" in class 39 (Nice Classification), protected until July 29, 2027.

- European Union (Word) Trademark registration number 18018642 comprised of the word "BUZZ" in classes 12, 16, 35, 36, 37, 38, 39 and 43 (Nice Classification) and equivalent U.K. trademark number UK00003680711, protected until August 12, 2031.

- European Union (Figurative) Trademark registration number 018409229 comprising the following graphic representation



  in classes 12, 35, 36, 39, 41, 43 (Nice Classification) and classes 04.01.03, 22.01.16, 24.17.20 (Vienna Classification) protected until February 26, 2031 and equivalent U.K. trademark number WO0000001606144, protected until April 26, 2031.

- European Union (Word) Trademark registration number 18409226 comprising the following graphic representation



  in classes 12, 35, 36, 39, 41, 43 (Nice Classification) and classes 04.01.03 and 24.17.20 (Vienna Classification) protected until February 26, 2031 and equivalent U.K. trademark number 1606352, protected until April 26, 2031.

- European Union (Combined) Trademark registration number 18569161 comprising the following graphic representation



  in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and class 24.11.25 (Vienna Classification) protected until September 30, 2031 and equivalent U.K. trademark number 1640512, protected until November 11, 2031.

- European Union (Figurative) Trademark registration number 18569162 comprising the following graphic representation



  in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and class 24.11.25 (Vienna Classification) protected until September 30, 2031 and equivalent U.K. trademark number W00000001638371, protected until November 10, 2031.

- European Union (Word) Trademark registration number 186977725 comprised of the word "MALTA AIR" in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification), and equivalent U.K. trademark number W00000003784471, protected until May 5, 2032.

- European Union (Figurative) Trademark registration number 186977728 comprising the following graphic representation



  in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and classes 24.13.4, 25.7.8, 26.3.4, 26.4.4, 26.4.5 and 29.1.1 (Vienna Classification) protected until May 5, 2032.

- European Union (Logo) Trademark registration number 18723238 comprising the following graphic representation



  in classes 16, 28, 35, 36, 39, 41, 42 and 43 (Nice Classification) and classes 27.5.21 and 27.99.12 (Vienna Classification) protected until June 27, 2032 and equivalent U.K. trademark number UK00003803577, protected until June 27, 2032.

- European Union (Word) Trademark registration number 11220721 comprised of the word "Getaway Café" in classes 29, 30, 32, 33 and 43 (Nice Classification), and equivalent U.K. trademark number UK00911220721, protected until September 27, 2032.

Ryanair's Environmental Policy commits the Group to what the Board and management believe are ambitious future environmental targets, building on impressive achievements to date, including commitments to address climate change, and the priorities and policies which will allow the Group to continue to lower CO2 emissions and noise pollution.

Ryanair's Environmental Strategy illustrates Ryanair's commitment to managing its impact on the environment, with key targets and achievements including:

Targets

- Achieving net carbon zero by 2050, as set out in Ryanair's 2023 "Aviation with Purpose" Sustainability Report;
- Reduce CO2 per passenger/kilometer to c.50 grams by 2031;
- Power 12.5% of our flights with Sustainable Aviation Fuel (SAF) by 2030;
- Improve the Group's CDP climate protection rating to any "A" Rating from "B"; and
- We have a goal to be 100% single use plastic free by 2025. To date, we are ahead of our 5-year target, having introduced recyclable plastics on over 80% of our product lines.

Achievements

- Becoming the first Airline Group to publish its CO2 statistics monthly;
- Investing billions of euro in new fuel and noise efficient aircraft;
- Commercial SAF partnership with Neste, OMV, Shell and Repsol;
- Top rated European airline by ESG risk rating agency (Sustainalytics), rated BBB by MSCI and B by CDP;
- Partnered with Trinity College Dublin to launch a Sustainable Aviation Research Centre;
- Investment in Verified Carbon Standard (VCS) and Gold Standard carbon projects funded by our Voluntary Carbon Contribution scheme; and
- Appointment of a Director of Sustainability, reporting at least quarterly to the Board and Audit Committee, to achieve ambitious environmental commitments.

Ryanair manages its impact on the environment and lowers CO2 emissions by operating one of the youngest fleets of any major European airline group, achieving high load factors and efficient fuel burn. These enable Ryanair to minimize fuel and energy consumption and reduce noise pollution.

Climate Governance and Strategy

Ryanair's Board has ultimate oversight and responsibility of the Group's climate transition plan, strategy in achieving sustainability goals and climate-related risks and opportunities. The Board and Audit Committee receive quarterly updates on Ryanair's climate related risks and performance from the Director of Sustainability & Finance and Group CFO.

Climate-related risks and opportunities are incorporated into the Ryanair Group's environmental policy. The Board reviews the environmental policy annually and receives quarterly updates on performance. Environmental opportunities and threats are factored into our financial and operational planning, including operational fuel efficiencies and regulatory impacts.

These risks are identified through scenario analysis, horizon scanning and ongoing industry scrutiny. Key transitional risks are assessed and managed across the organization primarily through the enterprise risk management register with upstream climate risks also raised to the Sustainability Committee. These risks include Market and Technology Shifts, Reputation, Policy, Legal and Physical Risks.

Ryanair's long-term strategy identifies climate change as a key area that will impact the business in coming years. Short and medium-term risks and opportunities are addressed on an ongoing basis by the Ryanair Sustainability Committee and Sustainability team who, ultimately, report back to the Board.

The war in Ukraine has disrupted existing supply and demand patterns of the energy market. Despite this disruption, movements towards a cleaner energy system have continued through advancements in European Union policies, including the "Fit for 55 package" and "REPowerEU". High fossil fuel prices, as seen since the war in Ukraine began, present an opportunity to operate more efficiently and build momentum in energy transition to sustainable aviation fuels and fleet renewal through the Group's 210 "Gamechanger" aircraft order (and the Group's 300 new Boeing 737-MAX-10 aircraft order under the 2023 Boeing Agreement).

In fiscal year 2022, the Ryanair Group published its Pathway to Net Zero – a detailed plan on how the Group aims to achieve its emissions reductions. This pathway forms a key pillar of our ongoing Group strategy. Emission reductions will come from:

- 32% technological and operational improvements;
- 34% Sustainable Aviation Fuel;
- 10% Single European Sky initiative; and
- 24% carbon offsetting.

The aviation industry conducted a feasibility study "Destination 2050" of reaching Net Zero emissions by 2050. This study demonstrates that reaching net zero emissions in aviation is possible. Key challenges are recognized in reaching these long-term goals (as detailed further in the below "Material transition risk related to climate change and consequences" section) most notably around the inability to obtain sufficient quantity of SAF.

Ryanair recognizes that transition risk costs will arise in connection with the climate change transition. The Group has a history, as demonstrated through its recent aircraft orders aircraft orders, in maintaining a young, fuel efficient fleet and any breakthrough in new technology engines, will be procured as part of ongoing fleet renewal. Additionally, while sustainable aviation fuels currently trade at a premium of 3x compared to normal jet kerosene, the long-term outlook is for price convergence and there are a number of policymaker decisions which are currently being reviewed which will aim to reduce the existing price divergence (e.g. government incentives to procure SAF, Emission Trading System reform legislation etc.).

Any and all firm commitments regarding climate change transition are recognized within respective going concern or impairment assessments. There are no material litigation risks related to climate change currently identified.

<u>Material transition risks related to climate change and consequences</u>

- Inability to meet mandated SAF blending – could lead to increased cost for SAF or potential non-compliance penalties resulting in lower earnings.

Ryanair has bi-lateral agreements in place with a number of SAF suppliers. These agreements allow Ryanair access to SAF at key airport locations. These agreements are in place with Shell, OMV and Repsol. By using SAF, Greenhouse Gas ("GHG") emissions will decrease which will reduce Emissions Trading Scheme ("ETS") and Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA") compliance costs.

- Increased consumer concern about climate change could lead to a reluctance to fly.

By Ryanair positioning itself as a leader in the climate change agenda for aviation, there is an opportunity that passengers will switch to flying with Ryanair. There is an opportunity to enhance the Group reputation and brand value as a carbon efficient airline. With a fuel efficiency of 66grams of CO2 per pax/km, the Group is a leader in the industry for fuel efficiency where switching to Ryanair from a legacy carrier may reduce a passenger's carbon footprint by up to 50%.

- Costs to transition to lower emissions technology could result in higher capital expenditure and lower earnings

Ryanair has had a long-standing strategy for fleet modernization supported with strong cashflows and access to capital markets. Ryanair's current average fleet age is approximately 9 years. New technologies will be more fuel efficient, delivering ongoing operational cost savings, an example is Ryanair's decision to retrofit 409 Boeing 737-800NG aircraft with split scimitar winglets, which provide an emission reduction benefit of approximately 1.5%.

Material physical risks related to climate change and consequences

- Increased severity of extreme weather events such as wild-fires, cyclones and floods could lead to operational disruption and potential revenue loss.

  Group assets are highly mobile and can be moved and are therefore not subject to acute risks associated with coastal flooding or tropical cyclones.

- Chronic physical risks such as higher average temperatures or flooding could potentially lead to lower performance due to cancelled flights or closed bases.

  Weather conditions are closely monitored, with the Group flying predominantly intra-European routes which would be less affected by physical risks.

GOVERNMENT REGULATION

Regulatory Authorities

EU air carriers such as the Company and the Group Airlines are generally able to provide passenger services on domestic routes within any EU member state outside their home country, as well as between EU member states without restriction, subject to applicable EU and national regulations implemented by competent authorities, including the European Commission and EASA, as well as oversight by the European Organization for the Safety of Air Navigation ("Eurocontrol"). The Group Airlines are also subject to national regulation in their home countries, which is implemented primarily by (i) in Ireland, the Irish Commission for Aviation Regulation ("CAR"), the Irish Aviation Authority ("IAA") and the Irish Department of Transport ("DoT") in the case of Ryanair DAC, (ii) in Poland, the Polish Civil Aviation Authority ("Polish CAA") in the case of Buzz, (iii) in Malta, Transport Malta and the Maltese Civil Aviation Directorate ("Maltese CAD") in the case of Lauda Europe and Malta Air, and (iv) in the United Kingdom, the U.K. Civil Aviation Authority and the U.K. Department for Transport ("U.K. DfT") in the case of Ryanair U.K.

Management believes that the present regulatory environment in the EU is generally characterized by high sensitivity to safety and security issues, which is demonstrated by intensive reviews of safety-related procedures, training and equipment by the national and EU regulatory authorities. During the Covid-19 crisis, various public health measures were imposed on airlines, including requirements in certain countries to verify passenger's health documentation and, in certain cases, restrictions on the freedom to operate flights.

Ireland

Commission for Aviation Regulation. CAR is responsible for issuing operating licenses to air carriers registered in Ireland under EU Regulation 1008/2008. The criteria for granting an operating license include, *inter alia*, an air carrier's financial fitness, the adequacy of its insurance and the fitness of its management. In addition, EU regulations require that (i) the air carrier must be owned, for the purposes of EU Regulation 1008/2008, and continue to be owned (directly or through majority ownership) by EU member states and/or EU nationals and (ii) the air carrier must at all times be effectively controlled by such EU member states or EU nationals. CAR has broad authority to revoke an operating license. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals." See also "Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company's Ordinary Shares or ADRs—EU Rules impose restrictions on the ownership of Ryanair Holdings' ordinary shares by Non-EU nationals and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals since 2002" above.

Ryanair's current operating license (No 05/16) was issued by the CAR on September 20, 2016 and is subject to periodic review.

Irish Aviation Authority. The IAA is primarily responsible for regulating the safety, security and technical aspects of aviation in Ireland. The IAA has broad regulatory and enforcement powers, including the authority to require reports and investigate and institute enforcement proceedings.

To operate in the EU, an Irish air carrier is required to hold an AOC granted by the IAA attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The IAA has broad authority to amend or revoke an AOC, with Ryanair's ability to continue to hold its AOC being subject to ongoing compliance with current and future applicable statutes, rules and regulations pertaining to the airline industry. Ryanair DAC's current AOC (No. IE 07/94) was issued by the IAA on January 11, 2022.

Each aircraft operated by Ryanair DAC is required to have a Certificate of Airworthiness issued by the IAA. The validity of each Certificate of Airworthiness, and the Company's Flight Operations Department, flight personnel, flight and emergency procedures, aircraft, and maintenance facilities are each subject to periodic review and inspections by the IAA.

Under Ireland's Air Navigation and Transport Act 2022, the air navigation service provision function of the IAA was transferred into a new corporate entity, AirNav Ireland, in May 2023, while the safety and security regulation functions of the IAA were retained within the IAA. The Act further provided for the dissolution of CAR and the merger of its functions and responsibilities with the IAA, creating a single regulator for the civil aviation sector in Ireland, covering safety, security, economic and consumer regulation.

Department of Transport. The DoT is responsible for implementation of certain EU and Irish legislation and international standards relating to air transport.

Malta

Maltese Civil Aviation Directorate. The Maltese CAD is Malta's aviation regulator, assisting the Maltese Director General for Civil Aviation in fostering the development of civil aviation in Malta within a safety oversight system. The Maltese CAD is responsible for: the safety of aircraft, aircraft and aerodrome operators, air navigation service providers, licensing of aeronautical personnel and the conclusion of international air services agreements. To operate in the EU, a Maltese air carrier is required to hold an AOC granted by the Maltese CAD attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The Maltese CAD has authority to amend or revoke the AOC, with Lauda Europe's and Malta Air's ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Lauda Europe's and Malta Air's flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the Maltese CAD.

The Company's subsidiary, Malta Air, obtained an AOC (No. MT-57) and operating license (No. (CAD/MT-57) from the Maltese CAD on June 12, 2019.

The Company's subsidiary, Lauda Europe, obtained an AOC (No. MT-62) and operating license (No. (CAD/MT-62) from the Maltese CAD on September 4, 2020.

Transport Malta. Transport Malta is a government body overseeing transport in Malta, including the work of the Maltese CAD. It is responsible for implementation of certain EU and Maltese legislation and international standards relating to air transport.

Poland

Polish Civil Aviation Authority. The Polish CAA is a government body and the civil aviation supervisory authority in Poland. Apart from certification and licensing of airlines, the Polish CAA performs operational and regulatory functions in all matters relating to qualifications of personnel, safety, security, as well as maintaining registers of aircraft, personnel and training entities, amongst others.

The Company's subsidiary Ryanair Sun S.A., operating as Buzz, obtained an AOC (No. PL-066) and operating license (No. ULC-LER-1/4000-0156/06/17) from the Polish CAA in April 2018.

U.K.

U.K. Civil Aviation Authority. The U.K. CAA is primarily responsible for: ensuring safety standards, consumer protection, efficient use of airspace and security risks. A U.K. air carrier is required to hold an AOC granted by the U.K. CAA attesting to the air carrier's operational and technical competence to conduct airline services with specified types of aircraft. The U.K. CAA has an authority to amend or revoke the AOC, with Ryanair U.K.'s ability to continue to hold its AOC being subject to ongoing compliance with applicable statutes. Ryanair U.K.'s flight operations, aircraft, maintenance facilities and air crew are subject to ongoing review and inspections by the U.K. CAA.

The Company's subsidiary, Ryanair U.K., obtained an AOC (No. GB 2451) and an operating license (OL/A/624) from the U.K. CAA on December 20, 2018.

U.K. Department for Transport. The U.K. DfT is responsible for implementation of certain EU and U.K. legislation and international standards relating to air transport.

European Union

The European Union Aviation Safety Agency. EASA is an agency of the EU that has been given specific regulatory and executive tasks in the field of aviation safety. The purpose of EASA is to draw-up common standards to ensure the highest levels of safety, oversee their uniform application across Europe and promote them at the global level.

The European Organization for the Safety of Air Navigation. Eurocontrol is an autonomous international organization established under the Eurocontrol Convention of December 13, 1960. Eurocontrol is responsible for, *inter alia*, the safety of air navigation and the collection of charges for air navigation services throughout Europe.

International agreements concerning Eurocontrol provide for the payment of charges to Eurocontrol in respect of air navigation services for aircraft in airspace under the control of Eurocontrol. The relevant legislation imposes liability for the payment of any charges upon the operators of the aircraft in respect of which services are provided and upon the owners of such aircraft or the managers of airports used by such aircraft. The Company's airline subsidiaries, as aircraft operators, are primarily responsible for the payment to Eurocontrol of charges incurred in relation to their aircraft. The legislation also authorizes the detention of aircraft in the case of default in the payment of any charge for air navigation services by the aircraft operator or the aircraft owner, as the case may be. This power of detention extends to any equipment, stores or documents, which may be onboard the aircraft when it is detained and may result in the possible sale of the aircraft.

European Commission. The European Commission is the EU body with primary responsibility for the preparation of legislative proposals (for adoption by the European Parliament and the Council of the EU) and for the monitoring of the implementation of EU legislation by member states of the EU. The European Commission is also responsible for the enforcement of EU competition law and certain other laws.

The European Commission has published guidelines on the financing of airports and start-up aid to airlines by regional airports that place restrictions on the incentives public airports can offer to airlines delivering traffic, when compared with the commercial freedom available to private airports.

The European Union has adopted several legislative acts aimed at modernizing the EU's air traffic control system, including the legislative package known as the "single European sky", and its subsequent amendments "SES2" and "SES2+". For example, EU Regulation 1070/09 (under "SES2") focused on air traffic control performance, and extended the authority of EASA to include airports and air traffic management. The objective of the EU's policy in this area is to enhance safety standards and the overall efficiency of air traffic control in Europe, as well as to reduce the cost of air traffic control services.

The European Union has also adopted legislation on airport charges (EU Directive 2009/12), which was originally intended to address abusive pricing at monopoly airports. However, the legislation includes all European airports with over five million passengers per year. Management believes that the scope that exists within this Directive to address abuses of their dominant positions by Europe's larger airports is very limited. See "Item 8. Financial Information—Other Financial Information—Legal Proceedings—EU State Aid-Related Proceedings."

The European Union has passed legislation calling for increased transparency in airline fares, which requires the inclusion of all mandatory taxes, fees, and charges in advertised prices. Ryanair includes this information in its advertised fares in all markets where it operates. Some consumer law enforcement authorities argue that certain optional price components should be included in advertised prices and/or that certain optional services should be considered mandatory, which could limit the Company's commercial freedom.

The European Union has also passed legislation governing the allocation and use of airport slots, a directive governing access to the ground handling market at EU airports, a directive on the terms of airlines' participation in the EU Emissions Trading Scheme, regulations on passenger rights and the rights of passengers with reduced mobility, and several other legislative acts affecting air transport, including matters of aviation security, noise and social security.

Registration of Aircraft

Pursuant to the Irish Aviation Authority (Nationality and Registration of Aircraft) Order 2015 (the "Order"), the IAA regulates the registration of aircraft in Ireland. In order to be registered or continue to be registered in Ireland, an aircraft must be wholly owned by either (i) a citizen of Ireland or a citizen of another member state of the EU having a place of residence or business in Ireland or (ii) a company registered in and having a place of business in Ireland and having its principal place of business in Ireland or another member state of the EU and not less than two-thirds of the Directors of which are citizens of Ireland or of another member state of the EU. As of the date of this report, eleven of the thirteen Directors of Ryanair Holdings are citizens of Ireland. An aircraft will also fulfill these conditions if it is wholly owned by such citizens or companies in combination. Notwithstanding the fact that these particular conditions may not be met, the IAA retains discretion to register an aircraft in Ireland so long as it is in compliance with the other conditions for registration under the Order. Any such registration may, however, be made subject to certain conditions. In order to be registered, an aircraft must also continue to comply with any applicable provisions of Irish law. The registration of any aircraft can be canceled if it is found that it is not in compliance with the requirements for registration under the Order and, in particular: (i) if the ownership requirements are not met; (ii) if the aircraft has failed to comply with any applicable safety requirements specified by the IAA in relation to the aircraft or aircraft of a similar type; or (iii) if the IAA decides in any case that it is not in the public interest for the aircraft to remain registered in Ireland.

The Company's aircraft operated by Malta Air and Lauda Europe are registered in Malta, the aircraft operated by Buzz are registered in Poland and the aircraft operated by Ryanair U.K. are registered in the U.K. In each of these countries similar regulations apply to the registration of aircraft as those described above in relation to aircraft operated by Ryanair DAC, which are registered in Ireland.

Regulation of Competition

Competition/Antitrust Law. It is a general principle of EU competition law that no agreement may be concluded between two or more separate economic undertakings that prevents, restricts, or distorts competition in the common market or any part of the common market. Such an arrangement may nevertheless be exempted by the European Commission, on either an individual or category basis. The second general principle of EU competition law is that any business or businesses having a dominant position in the EU common market or any substantial part of the common market may not abuse such dominant position. Similar competition laws apply at national level in EU member states, as well as in the U.K. and other non-EU countries where the Company operates. Ryanair is subject to the application of the general rules of competition law as well as specific rules on competition in the airline sector.

An aggrieved person may sue for breach of competition law in the courts of a member state and/or petition the European Commission or a national competition authority for an order to put an end to the breach of competition law. The European Commission and national competition authorities also may impose fines and daily penalties on businesses and the courts may award damages and other remedies (such as injunctions) in appropriate circumstances.

Competition law in Ireland is primarily embodied in the Competition Acts 2002 to 2017. This legislation is modeled on the EU competition law system. The Irish rules generally prohibit anti-competitive arrangements among businesses and prohibit the abuse of a dominant position. These rules are enforced either by public enforcement (primarily by the Competition and Consumer Protection Commission) through both criminal and civil sanctions or by private action in the courts. These rules apply to the airline sector but are subject to EU rules that override any contrary provisions of Irish competition law.

Ryanair has been subject to an abuse-of-dominance investigation by the Irish Competition and Consumer Protection Commission in relation to service between Dublin and Cork. The Competition and Consumer Protection Commission (then known as the Competition Authority) closed its investigation in July 2009 with a finding in favor of Ryanair.

In December 2022, the Italian competition authority (the "AGCM") launched an investigation into alleged illegal price coordination between airlines, including Ryanair, on routes between mainland Italy and Sicily during the Christmas period. The Company has strongly refuted this allegation and is engaging with the AGCM whose investigation will likely conclude in late 2023 or early 2024.

Certain operators of screenscraping websites (including Lastminute and On the Beach) have alleged in court proceedings that Ryanair's objection to the unauthorized selling of its flight tickets by online travel agents to consumers is an attempt to restrict competition. Ryanair is vigorously defending such claims.

State Aid. EU law sets conditions on which State aid may be granted by EU member states to businesses. The EU Treaty prevents member states from granting such aid unless approved in advance by the EU. Any such grant of State aid to an airline is subject to challenge before the European Commission or, in certain circumstances, national courts. If aid is held to have been unlawfully granted it may have to be repaid by the airline to the granting member state, together with interest thereon.

Under the terms of the EU—U.K. TCA, the U.K. has introduced a new subsidy control regime in order to prevent distortions of competition between the U.K. and the EU.

See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company is subject to legal proceedings alleging state aid at certain airports" and "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

Data Protection

Ryanair's processing of personal data is subject to increasingly complex data protection laws including the EU's GDPR as well as relevant national implementing legislation (Irish Data Protection Act 2018). The GDPR is directly applicable across the member states of the European Union and an equivalent data protection regime operates in the U.K. post-Brexit (the European Commission has considered the U.K. regime to be adequate by way of the 'adequacy decision' adopted on June 28, 2021). The GDPR imposes strict obligations on companies which process personal data, including requirements to implement appropriate security measures to ensure that processing, storing, and transferring of personal data is done in accordance with the key data protection principles contained in the GDPR. There is an obligation to report data breaches which are likely to result in a risk to the rights and freedoms of natural persons (and in some instances an obligation to inform the data subjects) within stipulated timeframes. The GDPR also provides data subjects with enhanced rights in respect of their personal data, such as the "right to be forgotten" (to be erased from the databases of organizations holding their personal data, including erased from third party providers' databases, provided there are no legitimate grounds for retaining the personal data) and the right to "data portability" (the right to receive the personal data concerning the data subject in a structured and commonly used and machine-readable format and to transmit that data to a nominated third party).

A breach of the GDPR may result in the imposition of fines by supervisory authorities up to €20m or 4% of annual group-wide turnover (whichever is higher). Supervisory authorities also have the power to audit businesses and require measures to be taken by businesses to rectify any non-compliance (which can include orders to suspend data processing activities). Additionally, data subjects are entitled to seek compensation for any damage (including non-material damage) suffered in the event that the processing of their personal data is in breach of the GDPR's requirements. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Ryanair is subject to increasingly complex data protection laws and regulations".

Environmental Regulation

Aircraft Noise Regulations. Ryanair is subject to international, national and, in some cases, local noise regulation standards. EU and Irish regulations have required that all aircraft operated by Ryanair comply with Stage 3 noise requirements. All of Ryanair's aircraft currently comply with these regulations. Certain airports in Ryanair's network (including London Stansted, London Gatwick, Rome Ciampino, Dublin and Amsterdam) have established local noise restrictions, including limits on the number of hourly or daily operations or the time of such operations.

Company Facilities. The Company maintains facilities across its network, including engineering facilities at the airports in Dublin, Glasgow (Prestwick), London (Stansted), Frankfurt (Hahn), Stockholm (Skavsta), Bergamo, Wroclaw, Kaunas, Seville, Madrid and Vienna. Planning permissions for Company facilities have been obtained in accordance with local requirements and management of noxious or potentially toxic substances as well as of waste removal is conducted in adherence to applicable local, national and EU regulations.

Ryanair's Policy on Noise and Emissions. Ryanair is committed to reducing emissions and noise through investments in new, efficient aircraft and engine technologies and the implementation of certain operational and commercial decisions to minimize the environmental impact of its operations. According to the Air Travel Carbon and Energy Efficiency Report published by Brighter Planet, Ryanair is the industry leader in terms of environmental efficiency, and the Company is constantly working towards improving its performance. Additionally, in December 2020, CDP awarded Ryanair a (first time) "B-" rating. This was upgraded to a "B" rating in December 2021, which included an "A" rating for environmental corporate governance. In December 2022, Ryanair retained its industry leading "B" rating.

In December 2005, Ryanair completed the fleet replacement program it commenced in 1999. All of Ryanair's older Boeing 737-200A aircraft were replaced with Boeing 737-800 "next generation" ("NG") aircraft. The design of these aircraft is aimed at minimizing drag, thereby reducing the rate of fuel burn and noise levels. The engines are also quieter and more fuel-efficient. The Boeing 737-800NG aircraft have a significantly superior fuel-burn to passenger-kilometer ratio than Ryanair's former fleet of Boeing 737-200A aircraft. Ryanair has installed winglets on all of its Boeing 737-800NG aircraft. Winglets reduce both the rate of fuel burn and carbon dioxide emissions by approximately 4%, and also reduce noise emissions. In fiscal year 2023, Ryanair began to retro-fit scimitar winglets on the Boeing 737-800NG fleet. This retro-fit program will further reduce fuel burn by approximately 1.5%.

In September 2014, Ryanair entered into an agreement with Boeing to purchase up to 200 Boeing 737-8200 "Gamechanger" aircraft (including 100 firm orders and 100 aircraft subject to option). The contract was approved by the shareholders of the Company at an extraordinary general meeting ("EGM") on November 28, 2014. In June 2017, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft. In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders. In December 2020, the Company announced that it had converted the remaining 75 options to firm orders. This brought the Company's firm order to 210 Boeing 737-8200s with a total contract value of approximately U.S.\$9.6bn at standard list price of U.S.\$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). These aircraft have 197 seats and are fitted with CFM-LEAP-1B engines which, combined with the Advanced Technology winglet and other aerodynamic improvements, reduce fuel consumption by up to approximately 16% on a per seat basis compared to the Boeing 737-800NGs in Ryanair's configuration and reduce operational noise emissions by approximately 40%. See "—Aircraft" above for details on Ryanair's fleet plan.

In May 2023, Ryanair signed an agreement with Boeing to purchase up to 300 Boeing 737-MAX-10 aircraft (including 150 firm orders and 150 aircraft subject to option) for delivery between 2027 and 2033. This agreement is subject to Shareholder approval at the Company's 2023 AGM. These aircraft have 228 seats and are fitted with CFM-LEAP-1B engines, which reduce fuel consumption by up to approximately 20% compared to the Boeing 737-800NG and reduce noise emissions by approximately 50%. It is expected that up to 50% of this order will replace older Boeing 737-

RYANAIR GROUP   ANNUAL REPORT 2023

800NG aircraft, while the remainder will facilitate disciplined traffic growth to approximately 300m passengers per annum by 2034.

In addition, Ryanair has distinctive operational characteristics that management believes are helpful to the general environment. In particular, Ryanair:

- operates with a high-seat density of 189 seats on the Boeing 737-800NGs and 197 on the Boeing 737-8200 aircraft. This is in contrast to the 162 seats and two-class configuration of the Boeing 737-800 aircraft used by traditional network airlines, reducing fuel burn and emissions per passenger/kilometer flown. The Lauda Europe A320 fleet has a high density of 180 seats;
- has reduced per passenger/Km emissions through high load factors (93% in fiscal year 2023);
- better utilizes existing infrastructure by operating out of underutilized secondary and regional airports throughout Europe, which limits the use of holding patterns and taxiing times, thus reducing fuel burn and emissions and reducing the need for new airport infrastructure;
- provides mainly direct services as opposed to connecting flights, in order to limit the need for passengers to transfer at main hubs and thus reduces the number of take-offs and landings per journey from four to two, reducing fuel burn and emissions per journey; and
- has minimal scheduled late-night departures of aircraft, reducing the impact of noise emissions.

In 2021, a law was passed in France prohibiting domestic flights where an alternative direct train service operates in under 2.5 hours, with an exception made for connecting flights. The European Commission found this distorted competition between point to point carriers and network operators. Consequently, France amended the law to remove this exemption for connecting flights. The new formulation of the law *de facto* means that only 3 routes to Paris Orly airport (where the Company does not operate) are affected. The European Commission approved this law in December 2022. It entered into force on May 24, 2023 for a period of three years. Ryanair does not believe that any such measures can in fact make a significant contribution to reducing aviation's environmental impact given that over half of all emissions from European aviation come from long-haul flights (which account for just a few percent of total European flights) and has argued that policy-makers should instead focus on measures that discourage connecting flights, the most environmentally inefficient form of air travel. A widespread introduction of bans on short haul flights could have a negative impact on the Company's results and operations.

"Fit for 55". We engage with European decision makers to support a fair green transition of the aviation sector. Among the measures included in the "Fit for 55" package, we welcomed the proposal to increase the use of SAF and engaged relevant stakeholders to stress the importance of using sustainable fuels to cut the sector's carbon footprint. We have highlighted the limited environmental benefit and the harmful consequences for the EU economy and connectivity resulting from other elements of the package, e.g., a kerosene tax that applies only to intra-EU flights. In December 2022, the European Parliament, the Council of Europe and the European Commission reached a political agreement to apply the ETS exclusively to intra-EEA flights until at least 2027.

Emissions Trading. On November 19, 2008, the European Union adopted legislation to add aviation to the EU ETS as of 2012. This scheme, which had previously applied mainly to energy producers, is a cap-and-trade system for CO_2 emissions to encourage industries to improve their CO_2 efficiency. Under the legislation, airlines were granted initial free CO_2 allowances based on historical "revenue tonne kilometres" and a CO_2 efficiency benchmark. Any shortage of allowances has to be purchased in the open market and/or at government auctions. Management believes that this legislation has a negative impact on the European airline industry as it does not sufficiently promote environmentally efficient growth. The EU is planning to phase out the free CO_2 allowances between 2024 and 2026, which will increase the cost of compliance by the Company with the ETS.

On January 1, 2021, a U.K. ETS replaced the U.K.'s participation in the EU ETS (in principle covering U.K. domestic flights and flights from the U.K. to the EU, while EU ETS still applies on flights from the EU to the U.K., regardless of the nationality of the operating carrier). This scheme contains many consistent features with the concurrent EU ETS. Airlines have been granted allowances under the scheme with a subsequent deduction in allocated free EU ETS allowances. These were distributed in proportion to U.K. ETS activity based on historical "revenue tonne kilometre".

Carbon Offsetting. On October 6, 2016, the CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation) agreement was signed between 191 ICAO countries. The CORSIA scheme uses market-based environmental policy instruments (carbon credits) to offset CO2 emissions above the 2019 levels, starting from 2021 to 2023, and above 85% of 2019 levels from 2024 to 2035. The scheme is voluntary for ICAO countries until 2026. As of June 2023, 115 out of 191 countries decided to participate.

Ryanair takes its environmental responsibilities seriously and intends to continue to improve its environmental efficiency and to minimize emissions. Under Regulation 7 of The U.K. Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013, Ryanair is obliged to state its annual quantity of emissions in tons of carbon dioxide equivalent. Ryanair's EU and U.K. Emissions Trading Scheme monitoring, reporting and allowance surrender obligations are mandated on a calendar year basis. During calendar year 2022, the Ryanair Group emitted 13.6m tCO2 (calendar 2021: 7.0m tCO2), which equates to 0.085 tCO2 (calendar 2021: 0.097) per passenger. During calendar 2021 travel restrictions imposed by governments during the Covid-19 pandemic significantly reduced global aviation traffic.

Aviation Taxes / Minimum Prices Proposals. Ryanair is fundamentally opposed to the introduction of additional aviation taxes, including new environmental taxes, fuel taxes or emissions levies. Ryanair has offered, and continues to offer, among the lowest fares in Europe, to make passenger air travel affordable and accessible to European consumers. Ryanair remitted approximately €833m in various environmental taxes in fiscal year 2023 up from approximately €255m in fiscal year 2022 (and approximately €54m in fiscal year 2021). Ryanair believes that the imposition of additional taxes on airlines will not only increase airfares, but will discourage new entrants into the market, resulting in less choice for consumers. Ryanair believes this would ultimately have adverse effects on the European economy in general.

As a company, Ryanair believes in free market competition and that aviation taxation distorts competition by favoring the less efficient flag carriers which generally have smaller and older aircraft, lower load factors, which offer connecting flights and operate primarily into congested airports, and which, as a result, have a much higher fuel burn per passenger. Furthermore, the introduction of a tax at a European level only, such as that proposed under the ETD, would distort competition between airlines operating solely within Europe and those operating also long-haul flights to and from Europe.

In 2020, certain politicians in Austria and Italy called for the introduction of minimum prices on airline tickets and/or a ban on prices lower than the sum of applicable government taxes and airport charges. While management believes that any such restriction of airlines' commercial freedom would be incompatible with EU law, it cannot be guaranteed that some form of government intervention in airline ticket prices will not be introduced at a national or European level. This would severely impact the Company's ability to attract the most price sensitive consumers.

Airport charges

The EU Airport Charges Directive of March 2009 sets forth general principles that are to be followed by airports with more than 5m passengers per annum, and the airport with the highest passenger movement in each Member State, when setting airport charges, and provides for an appeals procedure for airlines in the event that they are not satisfied with the level of charges. However, Ryanair does not believe that this procedure is effective or that it constrains those airports that are currently abusing their dominant position, in part because the legislation was transposed improperly in certain countries, such as Ireland and Spain, thereby depriving airlines of even the basic safeguards provided for in the

Directive. This legislation may in fact lead to higher airport charges, depending on how its provisions are applied by EU member states and subsequently by the courts.

Slots

Currently, many of Ryanair Group's airports have no "slot" allocation restrictions; however, a substantial number of the airports the Ryanair Group airlines serve, including its primary bases, are regulated by means of "slot" allocations, which represent authorizations to take off or land at a particular airport within a specified time period. EU law regulates the acquisition, transfer and loss of slots. Under EU Regulation No. 793/2004, slots may be transferred from one route to another by the same carrier, transferred within a group or as part of a change of control of a carrier, or swapped between carriers. In April 2008, the European Commission issued a communication on the application of the slot regulation, signaling the acceptance of secondary trading of airport slots between airlines. This was intended to allow more flexibility and mobility in the use of slots and further enhance possibilities for market entry at slot constrained airports. Any future legislation that might create an official secondary market for slots could create a potential source of revenue for certain of Ryanair's current and potential competitors, many of which have many more slots allocated at primary airports at present than Ryanair. The European Commission proposed a revision to the slots' legislation reflecting the principle of secondary trading. This revision has been negotiated by the EU institutions since 2014 and is currently stalled, although the European Commission may issue a new proposal by Q4 2023. Slot values depend on several factors, including the airport, time of day covered, the availability of slots and the class of aircraft. Ryanair's ability to gain access to and develop its operations at slot-controlled airports will be affected by the availability of slots for takeoffs and landings at these specific airports. New entrants to an airport are currently given certain privileges in terms of obtaining slots, but such privileges are subject to the grandfathered rights of existing operators that are utilizing their slots. In March 2020, the European Union suspended the "80/20 use it or lose it" rule for the IATA summer season 2020 due to the Covid-19 crisis. The "80/20" rule provides that an airline is entitled to the same slot in the next equivalent scheduling period if it has used the allocated slot 80% of the time. The suspension of the "80/20" rule has been phased out and restored from the IATA summer season 2023. There is no assurance that the Ryanair Group will be able to obtain a sufficient number of slots at the slot-controlled airports that it desires to serve in the future at the time it needs them or on acceptable terms.

Other

The Company transitioned to local contracts of employment in a number of EU countries in recent years. Where this transition has occurred, the Company is subject to local laws and regulations (examples below).

Health and occupational safety issues relating to Ryanair employees employed under Irish law are addressed in Ireland by the Safety, Health and Welfare at Work Act, 2005 (as amended) and other regulations under that Act. Although licenses or permits are not issued under such legislation, compliance is monitored by the Health and Safety Authority (the "Authority"), which is the regulating body in this area. The Authority periodically reviews Ryanair DAC's health and safety record and when appropriate, issues improvement notices or prohibition notices. Ryanair DAC has responded to all such notices to the satisfaction of the Authority.

For Malta Air and Lauda Europe, health and occupational safety issues are addressed in the Maltese Occupational Health and Safety Authority Act XXVII of 2000. Compliance is monitored by the Occupational Health and Safety Authority ("OHSA"), which enforces the law in workplaces. OHSA advises the Minister responsible for occupational health and safety regarding the making of regulations to promote, maintain and protect a high level of occupational health and safety, as well as takes enforcement action. OHSA can also carry out investigations on any matter concerning occupational health and safety.

The Polish Labor Code covers health and occupational safety issues. Under Article 18[4] of the Labor Code, compliance with provisions on health and occupational safety is monitored by the National Labor Inspectorate ("Państwowa Inspekcja Pracy") and the National Sanitary Inspectorate ("Państwowa Inspekcja Sanitarna").

Occupational health and safety issues relating to Ryanair U.K. are governed by various legislation, the primary statute in England being the Health and Safety at Work etc. Act 1974 (the "Health and Safety at Work Act"). The Health and Safety Executive ("HSE"), monitors compliance with the Health and Safety at Work Act and related legislation.

DESCRIPTION OF PROPERTY

For certain information about each of the Company's key facilities, see "—Facilities" above. Management believes that the Company's facilities are suitable for its needs and are well maintained.

Item 4A. *Unresolved Staff Comments*

There are no unresolved staff comments.

Item 5. *Operating and Financial Review and Prospects*

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included in Item 18. Those consolidated financial statements have been prepared in accordance with IFRS.

HISTORY

Ryanair's current business strategy dates to the early 1990s, when Ryanair became the first European airline to replicate the low-fares, low-cost operating model pioneered by Southwest Airlines Co. in the United States. During the period between 1992 and 1994, Ryanair expanded its route network to include scheduled passenger services between Dublin and Birmingham, Manchester and Glasgow (Prestwick). In 1994, Ryanair began standardizing its fleet by purchasing used Boeing 737-200A aircraft to replace substantially all of its leased aircraft. Beginning in 1996, Ryanair continued to expand its service from Dublin to new provincial destinations in the U.K. In August 1996, Irish Air, L.P., an investment vehicle led by David Bonderman and certain of his associates at the Texas Pacific Group, acquired a minority interest in the Company. Ryanair Holdings completed its initial public offering in June 1997.

From 1997 through June 30, 2023, the Ryanair Group launched service on more than 2,400 routes throughout Europe and also increased the frequency of service on a number of its principal routes. Ryanair has established 91 airports as bases of operations. See "Item 4. Information on the Company—Route System, Scheduling and Fares" for a list of these bases. During fiscal years 2019 and 2020 the Company established a low-cost airline group adding startup airlines in Poland (Buzz) and the U.K. (Ryanair U.K.), along with the acquisition of Lauda and Malta Air (both now based in Malta), to Ryanair DAC in Ireland. Ryanair has increased the number of booked passengers from approximately 5m in fiscal year 1999 to approximately 169m in fiscal year 2023. As of June 30, 2023, Ryanair had a principal fleet of 530 Boeing 737 (including 119 Boeing 737-8200 "Gamechangers") aircraft and 28 Airbus A320 aircraft and serves approximately 230 airports.

Ryanair expects to have approximately 640 narrow-body aircraft in its operating fleet following the delivery of all of the Boeing 737-8200s currently on order over the next two years (rising to approximately 800 by 2034, subject to Shareholder approval of the 2023 Boeing Max-10 order at the Company's 2023 AGM), subject to lease hand-backs and disposals over the period. See "Item 4. Information on the Company—Aircraft" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" for additional details.

BUSINESS OVERVIEW

Since Ryanair pioneered its low-cost operating model in Europe in the early 1990s, its passenger volumes and scheduled passenger revenues have increased significantly because the Company has substantially increased capacity and demand has been sufficient to match the increased capacity. Ryanair's annual booked passenger volume has grown from approximately 1m passengers in 1991 to approximately 169m passengers in fiscal year 2023.

Total revenues increased from €4.80bn in fiscal year 2022 to €10.78bn in fiscal year 2023 primarily due to a 74% increase in traffic to approximately 169m passengers. Average fares in fiscal year 2023 were up 50% to €41 (approximately 10% ahead of pre-Covid-19 fares in fiscal year 2020). Ancillary revenues increased by 79% to €3.84bn due to the increase in traffic and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Ryanair's total break-even load factor was 88% in fiscal year 2022 and 81% in fiscal year 2023. Ryanair recorded an operating loss of €340m in fiscal year 2022 and an operating profit of €1,443m in fiscal year 2023. The Company recorded a loss after tax of €241m in fiscal year 2022 and a profit after tax of €1,314m in fiscal year 2023.

Historical results are not predictive of future results

The historical results of operations discussed herein may not be indicative of Ryanair's future operating performance. Ryanair's future results of operations will be affected by, among other things, fuel prices; the airline pricing environment in a period of increased competition; flight disruptions and other global economic impacts caused by the Covid-19 pandemic and the continued war in Ukraine; overall passenger traffic volume; the availability of new airports for expansion; the ability of Ryanair to finance its planned acquisition of aircraft and to discharge the resulting debt service obligations; economic and political conditions in Ireland, the U.K. and the EU; the ability of the Company to generate profits for new acquisitions; terrorist threats or attacks (including cyber-attacks) within the EU; seasonal variations in travel; developments in government regulations, litigation and labor relations; foreign currency fluctuations; potential break-up of the Eurozone; Brexit; global inflation and supply chain pressures; the availability of aircraft; competition and the public's perception regarding the safety of low-fares airlines; changes in aircraft acquisition, leasing, and other operating costs; flight interruptions caused by extreme weather events or other atmospheric disruptions; aircraft safety concerns; flight disruptions caused by periodic and prolonged ATC strikes in Europe; the rates of income and corporate taxes paid, the financial impact of the Covid-19 crisis and the Russian invasion of Ukraine on European economies. Ryanair expects its depreciation, staff, fuel and route charges to increase as additional aircraft and related flight equipment are acquired. Future fuel costs may also increase as a result of the depletion of petroleum reserves, the shortage of fuel production capacity, production restrictions imposed by fuel oil producers, sanctions imposed on oil producers, geopolitical tensions affecting oil producing countries and the imposition of sustainable aviation fuel (SAF) mandates by the EU. Maintenance expenses may also increase as a result of Ryanair's fleet expansion and replacement program. In addition, the financing of new Boeing 737-8200 aircraft (and Boeing 737-MAX-10 aircraft if approved by Shareholders at the Company's 2023 AGM) will increase the total amount of the Company's outstanding debt and the payments it is obliged to make to service such debt. The cost of insurance coverage for certain third-party liabilities arising from "acts of war" or terrorism increased dramatically following the September 11, 2001 terrorist attacks. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Covid-19 pandemic and measures to reduce its spread have had, and may again in the future have, a material adverse impact on the Company's business, results of operations, financial condition and liquidity" and "—Risks related to the Airline Industry— The Company is substantially dependent on discretionary air travel."

RECENT OPERATING RESULTS

The Company's net profit for the quarter ended June 30, 2023 (the first quarter of the Company's fiscal year 2024) was €663m as compared to a net profit of €188m for the corresponding period of the previous year. The Company recorded an operating profit of €711m in the first quarter of fiscal year 2024, having recorded an operating profit of €240m in the comparative quarter in fiscal year 2023. Total operating revenues increased from €2,602m in the first quarter of fiscal year 2023 to €3,649m in the first quarter of fiscal year 2024. Operating expenses increased from €2,362m in the first quarter of fiscal year 2023 to €2,938m in the first quarter of fiscal year 2024, driven primarily by variable costs as traffic increased from 45.5m to 50.4m passengers and higher jet fuel prices. The Company's cash and cash equivalents, restricted cash and financial assets with terms of less than three months amounted to €4.84bn at June 30, 2023 as compared with €4.68bn at March 31, 2023 and net cash increased to €0.98bn at June 30, 2023 compared to €0.56bn at March 31, 2023.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data (calculated under IFRS) for Ryanair expressed as a percentage of Ryanair's total revenues for each of the periods indicated:

	Fiscal Year ended March 31,		
	2023	2022	2021
Total revenues	100 %	100 %	100 %
Scheduled revenues	64	55	63
Ancillary revenues	36	45	37
Total operating expenses	87	107	151
Fuel and oil	37	35	33
Airport and handling charges	12	17	18
Staff costs	11	14	29
Route charges	8	11	11
Depreciation	9	15	35
Marketing, distribution and other	6	9	12
Maintenance, materials and repairs	3	5	13
Operating profit/(loss)	13	(7)	(51)
Net finance expense	0	(2)	(17)
Profit/(loss) before tax	13	(9)	(68)
Tax (expense)/credit	(1)	4	6
Profit/(loss) after taxation	12	(5)	(62)

FISCAL YEAR 2023 COMPARED WITH FISCAL YEAR 2022

Profit/(loss) after taxation. Ryanair recorded a profit after taxation of €1,314m in fiscal year 2023, as compared with a loss after taxation of €241m in fiscal year 2022. This increase was primarily attributable to a 74% increase in traffic at higher average fares (due to the continued recovery from the Covid-19 pandemic) and favorable fuel hedging.

Scheduled revenues. Ryanair's scheduled passenger revenues increased by 161%, from €2,653m in fiscal year 2022 to €6,930m in fiscal year 2023, primarily reflecting a 74% increase in traffic to 169m passengers and a 50% increase in average fare to €41.

Scheduled passenger revenues accounted for 55% of Ryanair's total revenues in fiscal year 2022 and 64% in fiscal year 2023.

Ancillary revenues. Ryanair's ancillary revenues, which comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services, increased by 79%, from €2,148m in fiscal year 2022 to €3,845m in fiscal year 2023. The overall increase in ancillary revenues was due to a 74% increase in traffic to 169m passengers and a solid performance in discretionary products such as priority boarding, reserved seating and in-flight sales.

Operating expenses. As a percentage of total revenues, Ryanair's operating expenses were at 107% in fiscal year 2022 compared to 87% in fiscal year 2023. In absolute terms, total operating expenses increased by 82%, from €5,141m in fiscal year 2022 to €9,333m in fiscal year 2023, principally as a result of an increase in sectors flown, arising from the continued recovery from the Covid-19 pandemic throughout fiscal year 2023 and higher fuel costs. Airport and handling charges, staff costs, route charges, depreciation, marketing, distribution and other and maintenance, materials and repairs decreased as a percentage of total revenues due to higher load factors and increased flights. Fuel increased as a percentage of total revenues primarily due to higher jet fuel prices offset by favourable hedging and fuel burn savings on the new Boeing 737-8200 aircraft.

The following table sets forth the amounts in euro cent of, and percentage changes in, Ryanair's operating expenses (on a per passenger basis) for fiscal years 2023 and 2022 under IFRS. This data is calculated by dividing the relevant expense amount (as shown in the consolidated financial statements) by the number of booked passengers in the relevant year as shown in the table of "Selected Operating and Other Data" in Item 3 and rounding to the nearest euro cent; the percentage change is calculated on the basis of the relevant figures before rounding.

	At March 31,		
	2023	**2022**	**% Change ***
	€	**€**	
Fuel and oil	23.88	17.51	(36)%
Airport and handling charges	7.36	8.38	12%
Staff costs	7.07	7.11	1%
Route charges	5.36	5.68	6%
Depreciation	5.48	7.41	26%
Marketing, distribution and other	4.00	4.24	6%
Maintenance, materials and repairs	2.22	2.63	16%
Total operating expenses	55.37	52.97	(5)%

* "+" is favorable and "-" is adverse year-on-year.

Fuel and oil. Ryanair's fuel and oil costs per passenger increased by 36%, while in absolute terms, these costs increased by 137% from €1,699m in fiscal year 2022 to €4,026m in fiscal year 2023, in each case after giving effect to the Group's fuel hedging activities. The 137% increase reflected a 52% increase in sectors flown (arising from the continued recovery from the Covid-19 pandemic) and higher jet fuel prices offset by favourable hedging and fuel burn savings on the new Boeing 737-8200 aircraft. Fuel and oil costs include the direct cost of fuel, the cost of delivering fuel to the aircraft, aircraft de-icing and emissions trading costs (both EU and U.K). The average fuel price paid by Ryanair (calculated by dividing total fuel costs (including fueling and carbon charges and after giving effect to fuel hedging arrangements) by the number of U.S. gallons of fuel consumed) increased by 28% from €1.92 per U.S. gallon in fiscal year 2022 to €2.46 per U.S. gallon in fiscal year 2023.

Airport and handling charges. Ryanair's airport and handling charges per passenger decreased by 12% in fiscal year 2023 compared to fiscal year 2022. In absolute terms, airport and handling charges increased by 53%, from €813m in fiscal year 2022 to €1,241m in fiscal year 2023, broadly reflecting an increase in sectors flown.

Staff costs. Ryanair's staff costs, which consist primarily of salaries, wages and benefits, decreased by 1% on a per passenger basis, while in absolute terms, these costs increased by 73%, from €690m in fiscal year 2022 to €1,191m in fiscal year 2023. The increase in absolute terms was primarily attributable to the larger fleet, the ramp up of activities, accelerated pay restoration during the year and the roll-off of Covid-19 payroll support schemes.

Route charges. Ryanair's route charges per passenger decreased by 6%. In absolute terms, route charges increased by 64%, from €551m in fiscal year 2022 to €904m in fiscal year 2023, ahead of the 52% increase in sectors, due to higher Eurocontrol and ATC rates (despite a degradation in the quality of services provided by ATC agencies during the year).

Depreciation. Ryanair's depreciation per passenger decreased by 26%, while in absolute terms these costs increased by 28% from €719m in fiscal year 2022 to €923m in fiscal year 2023. The increase was primarily attributable to higher amortisation resulting from higher aircraft utilisation (sectors up 52%) and the delivery of 37 new Boeing 737-8200 "Gamechanger" aircraft.

Marketing, distribution and other expenses. Ryanair's marketing, distribution and other operating expenses, including those applicable to the generation of ancillary revenues, decreased by 6% on a per passenger basis in fiscal year 2023, while in absolute terms, these costs increased by 64%, from €411m in fiscal year 2022 to €674m in fiscal year 2023, with the overall increase reflecting higher activity (including increased in-flight sales and credit card transactions).

Maintenance, materials and repairs. Ryanair's maintenance, materials and repair expenses, which consist primarily of the cost of routine maintenance provision for leased aircraft and the overhaul of spare parts, decreased by 16% on a per passenger basis, while in absolute terms these expenses increased by 46% from €256m in fiscal year 2022 to €374m in fiscal year 2023. The increase in absolute terms during the fiscal year was due to higher aircraft utilization.

Operating profit/(loss). As a result of the factors outlined above, an operating profit per passenger was recorded in fiscal year 2023 compared to an operating loss per passenger in fiscal year 2022.

Finance expense. Ryanair's interest and similar charges decreased by €14m, from €91m in fiscal year 2022 to €77m in fiscal year 2023 primarily due to lower average gross debt in the year.

Finance income. Ryanair's interest income increased from zero in fiscal year 2022 to €42m in fiscal year 2023, primarily due to rising deposit interest rates and higher cash balances in fiscal year 2023.

Foreign exchange gains/(losses). Ryanair recorded foreign exchange gains of €34m in fiscal year 2023, and foreign exchange gains of €1m in fiscal year 2022, primarily due to the impact of euro exchange rates against U.S. dollar and U.K. pound sterling.

Taxation. The effective tax rate for fiscal year 2023 was approximately 9%, as compared to an effective tax rate of approximately 44% credit in fiscal year 2022, reflecting the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

FISCAL YEAR 2022 COMPARED WITH FISCAL YEAR 2021

A discussion of fiscal year 2022 compared with fiscal year 2021 is included in Ryanair's 2022 Annual Report and Form 20-F.

SEASONAL FLUCTUATIONS

The Company's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Ryanair typically records higher revenues and income in the first half of each fiscal year ended March 31 than the second half of such year.

RECENTLY ISSUED ACCOUNTING STANDARDS

Please see Note 1 to the consolidated financial statements included in Item 18 for information on recently issued accounting standards and whether they are material to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The Company finances its working capital requirements through a combination of cash generated from operations, debt capital market issuances and bank loans for general corporate purposes. See "Item 3. Key Information— Risk Factors—Risks Related to the Company—The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Ryanair's ability to obtain financing on acceptable terms" for more information about risks relating to liquidity and capital resources. The Company had gross cash resources at March 31, 2023 and 2022 of €4,675m and €3,626m, respectively. The €1,049m increase in gross cash resources year on year reflects the increase in forward bookings, offset by capital expenditure of approximately €1,915m in fiscal year 2023 and the repayment of maturing debt.

The Company's net cash inflow from operating activities in fiscal year 2023 amounted to €3,891m (fiscal year 2022 net cash inflow of €1,941m). The €1,950m increase in net cash flows from operating activities year on year primarily reflects the Company's recovery from the Covid-19 travel restrictions.

During fiscal year 2023, Ryanair's primary cash requirements have been for operating expenses, capital expenditures and payments on indebtedness. Cash generated from operations were the primary sources of cash inflows in fiscal year 2023. In fiscal year 2022, Ryanair's primary cash requirements were for operating expenses, refunds in respect of cancelled services, capital expenditures and payments on indebtedness. Cash generated from operations and proceeds from a new long-term borrowing were the primary sources of cash inflows for fiscal year 2022.

The Company's net cash outflow from investing activities in fiscal year 2023 totaled €1,901m, primarily reflecting 37 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance. The Company's net cash outflow from investing activities in fiscal year 2022 totaled €1,414m, primarily reflecting 61 aircraft deliveries, aircraft pre-delivery deposits and capitalized maintenance.

Net cash outflows from financing activities totaled €1,054m in fiscal year 2023, largely reflecting the repayment of the Group's €850m (2015) Eurobond issued at a coupon of 1.125%. Net cash outflows from financing activities (inclusive of net foreign exchange differences) totaled €537m in fiscal year 2022, largely reflecting the repayment of the Group's €850m (2014) Eurobond issued at a coupon of 1.875% and the £600m HMT and Bank of England CCFF, offset by the issuance of a senior unsecured €1,200m Eurobond at a coupon of 0.875% in May 2021.

Capital Expenditures. Capital Expenditures in fiscal years 2023 and 2022 were €1,915m and €1,182m respectively. Prior to fiscal year 2014, Ryanair funded a significant portion of its acquisition of new Boeing 737 aircraft and related equipment through borrowings under facilities provided by international financial institutions on the basis of guarantees issued by the Export-Import Bank of the United States ("Ex-Im Bank"). At March 31, 2023, Ryanair had a fleet of 509 Boeing 737 aircraft, 7 of which were funded by Ex-Im Bank-guaranteed financing. At March 31, 2023, approximately 99% of Ryanair's Boeing 737s were unencumbered. Ryanair has generally been able to generate sufficient funds from operations to meet its non-aircraft acquisition-related working capital requirements. Management believes that the working capital available to the Company is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2024.

The following table sets forth the dates on which and the number of aircraft that will be delivered, returned and disposed by the Company. The table does not reflect the Boeing 737-MAX-10 aircraft ordered under the 2023 Boeing Agreement given the agreement was entered into after March 31, 2023 and the agreement is subject to shareholder approval at the Company's AGM on September 14, 2023.

| | At March 31, | | | | | | |
Fiscal Year End	2023	2024	2025	2026	2027	2028	Total
Opening Fleet	500	537	611	645	644	644	500
Firm deliveries under 2014 Boeing Contract	37	75	37	–	–	–	149
Lease additions	1	–	–	–	–	–	1
A320 operating leases	(1)	(1)	(3)	(1)	–	(5)	(11)
Closing Fleet	537	611	645	644	644	639	639

Capital Resources. Ryanair's debt (including current maturities) totaled €4,116m at March 31, 2023 and €5,077m at March 31, 2022, with the change being primarily attributable to the repayment of the Group's €850m (2015) Eurobond issued at a coupon of 1.125%. Please see the table "Obligations Due by Period" on page 118 for more information on Ryanair's long-term debt (including current maturities) and leases as of March 31, 2023. See also Note 11 to the consolidated financial statements included in Item 18 for further information on the maturity profile of the interest rate structure and other information on the Company's borrowings.

At March 31, 2023, 7 of the aircraft in Ryanair's fleet had been financed through loan facilities with various financial institutions active in the structured export finance sector and supported by a loan guarantee from Ex-Im Bank. Each of these facilities takes essentially the same form and is based on the documentation developed by Ryanair and Ex-Im Bank, which follows standard market forms for this type of financing. In November 2010, Ryanair financed 7 aircraft through a U.S. dollar-denominated Ex-Im Bank Capital Markets Product ("Eximbond"). The Eximbond has essentially the same characteristics as all previous Ex-Im Bank guaranteed financings with no additional obligations on Ryanair. On the basis of an Ex-Im Bank guarantee with regard to the financing of up to 85% of the eligible U.S. and foreign content represented in the net purchase price of the relevant aircraft, the financial institution investor enters into a commitment letter with the Company to provide financing for a specified number of aircraft benefiting from such guarantee; loans are then drawn down as the aircraft are delivered and payments to Boeing become due. Each of the loans under the facilities are on substantially similar terms, having a maturity of 12 years from the drawdown date and being secured by a first priority mortgage in favor of a security trustee on behalf of Ex-Im Bank.

Through the use of interest rate swaps or cross currency interest rate swaps, Ryanair has effectively converted a portion of its floating-rate debt under its financing facilities into fixed-rate debt. The net result is that Ryanair has effectively swapped or drawn down fixed-rate euro-denominated debt with remaining maturities of up to 2 years in respect of all of its outstanding aircraft debt financing at March 31, 2023 and approximately 20% of total debt was floating rate at that date.

Ryanair's ability to obtain additional loans pursuant to each of the facilities to finance the price of future Boeing 737 aircraft purchases is subject to the issuance of further bank commitments and the satisfaction of various contractual conditions. These conditions include, among other things, the execution of satisfactory documentation, the requirement that Ryanair perform all of its obligations under the Boeing agreements and provide satisfactory security interests in the aircraft (and related assets) in favor of the lenders and Ex-Im Bank, and that Ryanair not suffer a material adverse change in its conditions or prospects (financial or otherwise). In addition, as a result of the Company obtaining a BBB+ (stable outlook) credit rating from both Standard & Poor's ("S&P") and Fitch Ratings and following Ryanair's issuance of €850m in 1.125% unsecured Eurobonds with an 8-year tenor in March 2015 (repaid in March 2023), issuance of €750m in 1.125% unsecured Eurobonds with an 6.5-year tenor in February 2017, issuance of €850m in 2.875% unsecured Eurobonds with a 5-year tenor in September 2020 and €1,200m unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under its EMTN program, the Company may decide in the future to issue additional debt from capital markets to finance future aircraft deliveries. As part of its Ex-Im Bank guarantee-based financing of the Boeing 737s, Ryanair has entered into certain lease agreements and related arrangements. Pursuant to these arrangements, legal title to 7 aircraft delivered and remaining in the fleet as of March 31, 2023 rests with a number of United States special purpose vehicles (the "SPVs"). SPVs are the borrowers of record under the loans made or to be made under the facilities, with all of their obligations under the loans being guaranteed by Ryanair Holdings.

These aircraft are financed using a standard Ex-Im Bank "orphan" ownership structure. The shares of the SPVs (which are owned by an unrelated charitable association and not by Ryanair) are in turn pledged to a security trustee in favor of Ex-Im Bank and the lenders. Ryanair operates each of the aircraft pursuant to a lease it has entered into with the SPVs, the terms of which mirror those of the relevant loans under the facilities. Ryanair has the right to purchase the aircraft upon termination of the lease for a nominal amount. Pursuant to this arrangement, Ryanair is considered to own the aircraft for accounting purposes under IFRS. Ryanair does not use special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in Ryanair's consolidated financial statements. In addition to its purchase option under the lease, Ryanair is entitled to receive the balance of any proceeds received in respect of the aircraft that remain after Ex-Im Bank and the lenders are paid what they are owed under the loan guarantees.

Ryanair has a track record in securing finance for similar sized aircraft purchases. Of the 741 aircraft acquired under the 1998, 2002, 2003, 2005, 2013 and 2014 Boeing Contracts, 348 were financed with approximately 66% US Ex-Im Bank loan guarantees via the bank and capital markets (with 85% loan to value), approximately 24% through sales and operating leaseback financing, and approximately 10% through Japanese operating leases with call options ("JOLCOs") and commercial debt. These sources of funding continue to be available to the Company. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Under the Aviation Sector Understanding which came into effect from January 1, 2013, the fees payable to Ex-Im Bank for the provision of loan guarantees significantly increased, thereby making it more expensive than more traditional forms of financing. As a result, Ryanair's current intention is to finance the new aircraft obtained under the 2014 and 2023 Boeing Contracts through a combination of internally generated cash flows, debt financing from commercial banks, debt financing through the capital markets in a secured and unsecured manner, JOLCOs and sale and leasebacks. These forms of financing are generally accepted in the aviation industry and are currently widely available for companies who have the credit quality of Ryanair. Ryanair may periodically use Ex-Im Bank loan guarantees when appropriate. Ryanair intends to finance pre-delivery payments ("Aircraft Deposits") to Boeing in respect of the new aircraft via internally generated cash flows similar to all previous Aircraft Deposit payments.

At March 31, 2023, Ryanair had 28 leased Airbus A320 aircraft in the Lauda Europe fleet and 1 leased Boeing 737 aircraft in the Ryanair DAC fleet. As a result, Ryanair operates, but does not own, these aircraft, which were leased to provide flexibility for the aircraft delivery program. Ryanair has no right or obligation to acquire these aircraft at the end of the relevant lease terms. All 29 leases are U.S. dollar-denominated and require Ryanair to make fixed rental payments and, following the adoption of IFRS 16 are shown as lease liabilities on the Group's balance sheet (with related right of use assets also recognized). 5 of these leases are due to mature in the next 2 years. These structures were originally accounted for as finance leases under IAS 17 and were initially recorded at fair value on the Group's balance sheet.

Since, under each of the Group's leases, the Group has a commitment to maintain the relevant aircraft, an accounting provision is made during the lease term for this obligation based on estimated future costs of major airframe checks, engine maintenance checks and restitution of major life limited parts by making appropriate charges to the income statement calculated by reference to the number of hours or cycles operated during the year. Under IFRS, the accounting treatment for these costs with respect to leased aircraft differs from that for aircraft owned by the Company, for which such costs are capitalized and depreciated.

Ryanair currently has a corporate rating of BBB+ (stable outlook) from both S&P and Fitch Ratings and a €6bn EMTN program. Ryanair issued €850m in unsecured Eurobonds with an 8-year tenor at a coupon of 1.125% in March 2015 (repaid in March 2023), €750m in unsecured Eurobonds with a 6.5-year tenor at a coupon of 1.125% in February 2017, €850m in unsecured Eurobonds with a 5-year tenor at a coupon of 2.875% in September 2020, and €1,200m in unsecured Eurobonds with a 5-year tenor at a coupon of 0.875% in May 2021 under this program. All of these issuances are guaranteed by Ryanair Holdings. The Company used the proceeds from these issuances for general corporate purposes.

In May 2019, Ryanair DAC entered into a €750m general corporate purposes unsecured term loan facility, with a syndicate of 10 banks. The facility had a cost of 0.75% per annum and a 5-year tenor. In May 2023, the loan was refinanced with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

CONTRACTUAL OBLIGATIONS

The table below sets forth the contractual obligations and commercial commitments of the Company with definitive payment terms, which will require significant cash outlays in the future, as of March 31, 2023. These obligations primarily relate to Ryanair's aircraft purchase and related financing obligations, which are described in more detail above. For additional information on the Company's contractual obligations and commercial commitments, see Note 22 to the consolidated financial statements included in Item 18.

The amounts listed under "Purchase Obligations" in the table reflect future obligations for firm aircraft purchases under the existing 2014 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S. $102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0839 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group's obligations due under the 2014 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group's cash outflows over the time horizon of the 2014 Boeing contract. Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2023.

The amounts listed under "Operating Lease Obligations" reflect the Company's obligations under its aircraft operating lease arrangements at March 31, 2023.

| Contractual Obligations | Obligations Due by Period | | | | |
| | Total | Less than 1 year | 1-2 years | 2-5 years | After 5 years |
	€M	€M	€M	€M	€M
Debt (a)	3,910	1,057	808	2,045	—
Purchase Obligations (b)	4,342	2,895	1,447	—	—
Operating Lease Obligations	233	51	45	108	29
Future Interest Payments (c)	147	70	42	35	—
Total Contractual Obligations	8,632	4,073	2,342	2,188	29

(a) For additional information on Ryanair's debt obligations, see Note 11 to the consolidated financial statements included in Item 18.

(b) This reflects the 112 firm aircraft ordered under the 2014 Boeing Contract (98 already delivered by the end of fiscal year 2023) assuming delivery of 75 aircraft in fiscal year 2024 and 37 in fiscal year 2025. For additional information on the Company's purchase obligation, see Note 22 to the consolidated financial statements included in Item 18. The table does not reflect the Boeing 737-MAX-10 aircraft ordered under the 2023 Boeing Agreement given the agreement was entered into after March 31, 2023 and the agreement is subject to shareholder approval at the Company's AGM on September 14, 2023.

(c) In determining an appropriate methodology to estimate future interest payments, the Company has applied either the applicable fixed rate or currently applicable variable rate where appropriate. These interest rates are subject to change and amounts actually due may be higher or lower than noted in the table above.

TREND INFORMATION

For information concerning the principal trends and uncertainties affecting the Company's results of operations and financial condition, see "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company—Strategy—Responding to market challenges" and "Item 5. Operating and Financial Review and Prospects—Business Overview," "—Results of Operations," "—Liquidity and Capital Resources" above.

OFF-BALANCE SHEET TRANSACTIONS

The Company uses certain off-balance sheet arrangements in the ordinary course of business, including financial guarantees. Details of these arrangements that have or are reasonably likely to have a current or future material effect on the Company's financial condition, results of operations, liquidity or capital resources are discussed below.

Guarantees. Ryanair Holdings has provided an aggregate of approximately €4.12bn (as at March 31, 2023) in letters of guarantee to secure obligations of certain of its subsidiaries in respect of loans, capital market transactions and bank advances, including those relating to aircraft financing and related hedging transactions. This amount excludes guarantees given in relation to the 2014 Boeing Contract under which there was a total of 112 firm aircraft under order and yet to be delivered as at March 31, 2023 amounting to approximately U.S.$5.25bn at the standard list price of U.S.$102.5m (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe).

Item 6. *Directors, Senior Management and Employees*

Ryanair Holdings was established in 1996 as a holding company for Ryanair. The management of Ryanair Holdings and Ryanair are integrated, with the two companies having the same Directors and Executive Officers.

DIRECTORS

The following table sets forth certain information concerning the Directors of Ryanair Holdings and Ryanair as of July 21, 2023:

Name	Age	Positions
Stan McCarthy (b)(c)	65	Chairman & Director
Louise Phelan (b)(c)	56	Senior Independent Director
Eamonn Brennan (d)(e)	65	Director
Róisín Brennan (a)(d)	58	Director
Michael Cawley (b)(d)	69	Director
Emer Daly (a)	60	Director
Geoff Doherty (a)	52	Director
Elisabeth Köstinger (c)	44	Director
Howard Millar (b)(c)	62	Director
Dick Milliken (a)	72	Director
Anne Nolan (c)	63	Director
Mike O'Brien (e)	79	Director
Michael O'Leary (b)	62	Director & Group CEO

(a) Audit Committee.
(b) Executive Committee.
(c) Nomination Committee.
(d) Remuneration Committee.
(e) Safety & Security Committee.

Stan McCarthy was appointed as a Director of Ryanair in May 2017, Deputy Chairman in April 2019 and Chairman in June 2020. Mr. McCarthy was Chief Executive of Kerry Group plc from January 2008 until September 2017. He joined Kerry Group in 1976 and worked in a number of finance roles before being appointed as Vice President of Sales and Marketing in the USA in 1991, as President of Kerry North America in 1996 and as a Director of Kerry Group in 1999. Stan is an investor, advisor and Board member of a small number of privately-owned companies in diverse industries. An active philanthropist in both Ireland and the U.S., he donates to various organizations in health, education and poverty reduction. He has dual Irish and U.S. citizenship.

Louise Phelan has served as a Director since December 2012 and was appointed Senior Independent Director (SID) in June 2020, having previously been Group CEO of the Phelan Energy Group, and former Vice President of PayPal (leading a global team in Continental Europe, Middle East and Africa). Prior to that she spent 16 years with General Electric in various leadership roles. Louise is a member of the Top Level Appointments Committee (TLAC) for the office of An Taoiseach and recently joined the Board of Kingspan Group plc. She is an Irish citizen.

Eamonn Brennan joined the Board in April 2023. Mr Brennan was formerly Chief Executive of the Irish Aviation Authority, and more recently the Director General of Eurocontrol from 2018 to 2022. He is an Irish citizen.

Róisín Brennan has served as a Director since May 2018. She is a former Chief Executive of IBI Corporate Finance Ltd. where she had extensive experience advising Irish public companies. Róisín is currently a Non-Executive

RYANAIR GROUP   ANNUAL REPORT 2023

Director of Musgrave Group plc, Glanbia plc and Dell Bank International DAC having previously been a Non-Executive Director of DCC plc from 2005 until 2016 and Hibernia REIT plc from 2019 to 2022. She is an Irish Citizen.

Michael Cawley has served as a Director since September 2014. He previously worked with Ryanair for 17 years as Deputy CEO and COO until he retired in March 2014. Michael is a Non-Executive Director of Hostelworld Group plc, and a former Director of Flutter Entertainment plc. and Kingspan Group plc. He is an Irish citizen.

Emer Daly has served as a Director since December 2017. She is currently Board Chairman at RSA Insurance Ireland DAC and a Non-Executive Director of Chetwood Financial Limited and RGA International Reinsurance Company DAC. Emer previously served as a Non-Executive Director of Permanent TSB Group plc and as a Director of Payzone plc. Prior to that, Emer held senior roles with PwC and AXA Insurance for over 20 years. She is an Irish citizen.

Geoff Doherty has served as a Director since October 2021. Mr. Doherty is the Group Chief Financial Officer, and an executive director of Kingspan Group plc. Prior to that, he was an executive director and Chief Financial Officer of Greencore Group plc. He is an Irish citizen.

Elisabeth Köstinger joined the Board in April 2023. Ms. Köstinger is a former Austrian politician who was an MEP from 2009 to 2017, and subsequently served as Minister for Agriculture, Sustainability and Tourism in the Government of Chancellors Kurz, Schallenberg and Nehammer. Elisabeth retired from politics in 2022. An Entrepreneur, she is also CEO of a private Austrian ESG-Fintech. She is an Austrian citizen.

Howard Millar has served as a Director since August 2015. He was previously Ryanair's Deputy CEO and CFO from 2003 to December 2014 having been Ryanair's Director of Finance from 1993 and Financial Controller since 1992. Howard currently serves as CEO of Sirius Aviation Capital Holdings Ltd., a global aircraft lessor. He is an Irish citizen.

R.A. (Dick) Milliken has served as a Director since July 2013 having previously been Chief Financial Officer of Almac Group and former Chief Executive of Lamont plc. He is currently Chairman of both the Lotus Group (a Northern Ireland based property company) and CV6 Inc, a Life Sciences spin-out from Queens University Belfast and is a Director of a number of private companies. Dick is a former Council Member of the Institute of Chartered Accountants in Ireland and a former Director of Bank of Ireland Mortgages. He is a British citizen.

Anne Nolan has served as a Director since December 2022. She is a former Chair of the Irish Aviation Authority (from 2010 to 2018) and previously served as Chief Executive of the Irish Pharmaceutical Healthcare Association. Anne has also served on various Boards including the Food Safety Authority of Ireland, the Irish Medicines Board, the Executive Committee of the European Federation of Pharmaceutical Industries and the Board of the Smurfit Graduate School of Business. She is an Irish citizen.

Mike O'Brien has served as a Director since May 2016. Prior to that, he was Head of Flight Operations Inspectorate with the Maltese Civil Aviation Authority until he retired in 2016, having previously spent 10 years as the Head of Operating Standards with the Irish Aviation Authority until 2001. Capt. O'Brien served 4 years as the Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. He is an Irish citizen.

Michael O'Leary has served as a Director of Ryanair since 1988 and as CEO since 1994. Michael was appointed Group CEO in April 2019. He is an Irish citizen.

The Board of Directors has established a number of committees, including the following:

(a) *Audit Committee.* The Board of Directors established the Audit Committee in September 1996 to make recommendations concerning the engagement of independent external auditors; to review with the auditors the plans for and scope of each annual audit, the audit procedures to be utilized and the results of the audit; to approve the professional services provided by the auditors; to review the independence of the auditors; and to review the adequacy and effectiveness of the Company's internal accounting controls. Mr. Milliken, Ms. Brennan, Ms. Daly and Mr. Doherty are the members of the Audit Committee. In accordance with the recommendations of the Irish Combined Code of Corporate Governance (the "Combined Code"), an independent Non-Executive Director, Mr. Milliken, is the chair of the Audit Committee. Following Mr. Milliken's departure from the Board in September 2023, Mr. Doherty will take over as Chair of the Audit Committee. All members of the Audit Committee are independent for the purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

(b) *Executive Committee.* The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Ms. Phelan (Chair), Mr. Cawley, Mr. McCarthy, Mr. Millar and Mr. O'Leary are members of the Executive Committee.

(c) *Nomination Committee.* The Board of Directors established the Nomination Committee in May 1999 to make recommendations and proposals to the full Board of Directors concerning the selection of individuals to serve as Executive and Non-Executive Directors. The Board of Directors as a whole then makes appropriate determinations regarding such matters after considering such recommendations and proposals. Mr. McCarthy (Chair), Ms. Köstinger (from April 2023), Mr. Millar, Ms. Nolan (from April 2023) and Ms. Phelan are the members of the Nomination Committee.

(d) *Remuneration Committee.* The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of Senior Executives of the Company and to administer the share-based remuneration plans described below. Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of budget and non-budget performance criteria. The Remuneration Committee determines the remuneration and bonuses of the Group CEO, who is the only Executive Director. Ms. Brennan, Mr. Brennan (from April 2023) and Mr. Cawley are the members of the Remuneration Committee. Mr. Doherty served on the Remuneration Committee from September 2022 to March 2023 (inclusive). Following Ms. O'Neill's retirement from the Board in September 2022, Ms. Brennan was appointed Chair of the Remuneration Committee.

(e) *Safety & Security Committee.* The Board of Directors established the Safety and Security Committee in March 1997 to review and discuss air safety and security performance. The Safety and Security Committee reports to the full Board of Directors each quarter. The Safety and Security Committee is composed of Mr. O'Brien and Ms. Carol Sharkey (who both act as Co-Chair) and Mr. Brennan (from July 2023). Other attendees include the Accountable Managers of each of the Ryanair Group Airlines and various nominated persons who are invited to attend, as required, from time to time. Each airline has a separate Safety & Security Committee to comply with their local regulators' requirements.

Powers of, and Action by, the Board of Directors

The Board of Directors is empowered by the Articles of Association of Ryanair Holdings (the "Articles") to carry on the business of Ryanair Holdings, subject to the Articles, provisions of general law and the right of shareholders to give directions to the Directors by way of ordinary resolutions. Every Director who is present at a meeting of the Board of Directors of Ryanair Holdings has one vote. In the case of a tie on a vote, the chairman of the Board of Directors has a second or tie-breaking vote. A Director may designate an alternate Director to attend any Board of Directors meeting, and such alternate Director shall have all the rights of a Director at such meeting.

The quorum for a meeting of the Board of Directors, unless another number is fixed by the Directors, consists of three Directors, a majority of whom must be EU nationals. The Articles require the vote of a majority of the Directors (or alternates) present at a duly convened meeting for the approval of any action by the Board of Directors.

Composition and Term of Office

The Articles provide that the Board of Directors shall consist of no fewer than 3 and no more than 15 Directors, unless otherwise determined by the shareholders. There is no maximum age for a Director and no Director is required to own any shares of Ryanair Holdings.

Directors are elected (or have their appointments confirmed) at the annual general meetings of shareholders.

Exemptions from NASDAQ Corporate Governance Rules

The Company relies on certain exemptions from the NASDAQ corporate governance rules. These exemptions, and the practices the Company adheres to, are as follows:

- The Company is exempt from NASDAQ's quorum requirements applicable to meetings of shareholders, which require a minimum quorum of 33 1/3% for any meeting of the holders of common stock, which in the Company's case are its Ordinary Shares. In keeping with Irish generally accepted business practice, the Articles provide for a quorum for general meetings of shareholders of two shareholders, regardless of the level of their aggregate share ownership.

- The Company is exempt from NASDAQ's requirement with respect to Audit Committee approval of related party transactions, as well as its requirement that shareholders approve certain stock or asset purchases when a Director, officer or substantial shareholder has an interest. The Company is subject to extensive provisions under the Listing Rules of Euronext Dublin governing transactions with related parties, as defined therein, and the Irish Companies Act also restricts the extent to which Irish companies may enter into related party transactions. In addition, the Articles contain provisions regarding disclosure of interests by the Directors and restrictions on their votes in circumstances involving conflicts of interest. The concept of a related party for purposes of NASDAQ's Audit Committee and shareholder approval rules differs in certain respects from the definition of a transaction with a related party under the Irish Listing Rules and the Irish Companies Act.

- NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of common stock other than in a public offering and when a plan or other equity compensation arrangement is established or materially amended. Under the NASDAQ rules, whether shareholder approval is required for transactions other than public offerings depends, among other things, on the number of shares to be issued or sold in connection with a transaction, while the Irish Listing Rules require shareholder approval when the value of a transaction, as measured under any one or more of four class tests, exceeds a certain percentage of the size of the listed company undertaking the transaction as measured for the purposes of same tests. The Irish Listing Rules also require shareholder approval of equity compensation arrangements but, subject to certain exceptions, if provided by the plan, permit amendments to the plan by a board committee without further shareholder approval.

- NASDAQ requires that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company is exempt from this requirement as the solicitation of holders of ADRs is not required under the Irish Listing Rules or the Irish Companies Act. However, it has been Ryanair's policy to solicit holders of ADRs, and it will do so again once the restriction on non-EU shareholders voting rights because of Brexit has been removed. For additional information, please see "Item 3 Key Information—Risk Factors—Risks Related to Ownership of the Company's Ordinary Shares or ADRs". Details of Ryanair's annual general meetings and other shareholder meetings, together with the requirements for admission, voting or the appointment of a proxy are available on the website of the Company in accordance with the Irish Companies Act, the Company's Articles of Association and the Irish Listing Rules.

The Company also follows certain other practices under the U.K. Corporate Governance Code and the Irish Corporate Governance Annex in lieu of those set forth in the NASDAQ corporate governance rules, as expressly permitted thereby.

Most significantly:

Independence. NASDAQ requires that a majority of an issuer's Board of Directors be "independent" under the standards set forth in the NASDAQ rules and that Directors deemed independent be identified in the Company's Annual Report on Form 20-F. The Board of Directors has determined that each of the Company's twelve serving Non-Executive Directors is "independent" under the standards set forth in the U.K. Corporate Governance Code and the Irish Corporate Governance Annex (the "Code").

Under the Code, there is no bright-line test establishing set criteria for independence, as there is under NASDAQ Rule 5605(a)(12). Instead, the Board of Directors determines whether the Director is independent, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the Director's judgment. Under the Code, the Board of Directors may determine that a Director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination, but it should state its reasons if it makes such a determination. The Code specifies that relationships or circumstances that may be relevant include whether the Director: (i) is or has been an employee of the relevant company or group within the last five years; (ii) has, or has had within the last three years a direct or indirect material business relationship with such company; (iii) has received or receives payments from such company, subject to certain exceptions; (iv) has close family ties with any of the Company's advisers, Directors or senior employees; (v) holds cross-Directorships or other significant links with other Directors; (vi) represents a significant shareholder; or (vii) has served on the Board of Directors for more than nine years.

In determining that each of the twelve serving Non-Executive Directors is independent under the Code standard, the Ryanair Holdings Board of Directors identified such relevant factors with respect to Non-Executive Directors Ms. Phelan and Messrs. Cawley, Millar, and O'Brien.

The Board has considered the independence of Ms. Phelan as she has served over nine years on the Board and concluded that she is an independent Non-Executive Director within the spirit and meaning of the Code. The Chairman asked Ms. Phelan to remain on the Board for one more year to facilitate experienced management of the Group, orderly succession and the onboarding of new Non-Executive Directors.

The Board considered Michael Cawley's independence given that he served as Deputy CEO and COO of Ryanair from 2003 to March 2014 and before that as Ryanair's CFO and Commercial Director from 1997. The Board has considered Michael's employment and has concluded that Michael Cawley is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Howard Millar's independence given that he was Ryanair's Deputy CEO up to December 31, 2014, and CFO up to September 30, 2014. The Board has considered Howard's employment and has concluded that Howard Millar is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered Mike O'Brien's independence given that he served as Chief Pilot and Flight Operations Manager of Ryanair from 1987 to 1991. The Board has considered Mr. O'Brien's employment and has concluded that he is an independent Non-Executive Director within the spirit and meaning of the Code.

The Board considered that each of these Directors is independent in character and judgment as they either have other significant commercial and professional commitments and/or bring their own level of senior experience gained in their fields of international business and professional practice.

The NASDAQ independence criteria specifically state that an individual may not be considered independent if, within the last three years, such individual or a member of his or her immediate family has had certain specified relationships with the Company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the Company, its parent or any consolidated subsidiary. Neither ownership of a significant amount of stock nor length of service on the Board is a *per se* bar to independence under the NASDAQ rules.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning the Executive Officers of the Ryanair Group at July 21, 2023:

Name	Age	Position
Michael O'Leary	62	Group CEO
Neil Sorahan	51	Group CFO
Juliusz Komorek	45	Group CLO; Co. Secretary
Edward Wilson	59	Ryanair DAC CEO
Carol Sharkey	48	Chief Risk Officer
Tracey McCann	49	Ryanair DAC CFO
Andreas Gruber	38	Lauda Joint CEO
David O'Brien	59	Malta Air CEO & Lauda Joint CEO
Michal Kaczmarzyk	44	Buzz CEO
John Hurley	48	CTO

Michael O'Leary. Michael has served as a Director of Ryanair DAC since 1988 and a Director of Ryanair Holdings since 1996. Michael was appointed CEO of Ryanair in 1994 and Group CEO in April 2019, having previously served as CFO since 1988.

Neil Sorahan. Neil was appointed Group CFO in October 2019, having previously served as Ryanair's CFO from October 2014. Prior to this he was Ryanair's Finance Director since June 2006 and Treasurer from January 2003. Before joining Ryanair, Neil held various finance and treasury roles at CRH plc.

Juliusz Komorek. Juliusz was appointed Group CLO; Company Secretary in late 2019 having previously served as Ryanair's Chief Legal & Regulatory Officer; Company Secretary from May 2009 and Deputy Director of Legal and Regulatory Affairs since 2007. Prior to joining the Company in 2004, Juliusz had gained relevant experience in the

European Commission's Directorate General for Competition and in the Polish Embassy to the EU in Brussels, as well as in the private sector in Poland and the Netherlands. Juliusz is a lawyer, holding degrees from the universities of Warsaw and Amsterdam.

Edward Wilson. Eddie was appointed Ryanair DAC's CEO in September 2019, having previously served as Ryanair's CPO since December 2002. Prior to this he served as Head of Personnel since December 1997. Before joining Ryanair, Eddie was the Human Resources Manager for Gateway 2000 and held a number of other human resources-related positions in the Irish financial services sector.

Carol Sharkey. Carol was appointed Chief Risk Officer in May 2018 having held the position of Director of Safety and Security since 2014. She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

Tracey McCann. Tracey was appointed Ryanair DAC's CFO in January 2020 having previously served as Ryanair's Director of Finance from December 2014. She joined Ryanair in 1991 and has held various senior finance roles.

Andreas Gruber. Andreas was appointed CEO of Lauda in 2018. Prior to that, he held various operational and network planning roles within the Aerberlin Group. Following Lauda's acquisition by the Ryanair Group, Andreas remained as Lauda's Joint CEO.

David O'Brien. David was appointed Joint CEO of Lauda in April 2020 and CEO of Malta Air in December 2020, having previously served as Ryanair's CCO since January 2014. Prior to that David was Ryanair's Director of Flight and Ground Operations from December 2002. A graduate of the Irish Military College, prior to joining Ryanair, David followed a military career with positions in the airport sector and agribusiness in the Middle East, Russia and Asia.

Michal Kaczmarzyk. Michal was appointed CEO of Buzz in April 2017. Prior to joining Buzz, Michal served as the General Director of the Polish Airports State Company and CEO of Warsaw Chopin Airport. A former CEO of LS Airport Services and supervisory board member of Euro LOT Airline, Krakow Airport and Gdansk Airport, Michal also held roles with the Polish Industrial Development Agency, the Office of Competition and Consumer Protection and PwC.

John Hurley. John was appointed CTO in September 2014. He joined Ryanair from Houghton Mifflin Harcourt, where he was Vice-President of Engineering and Product Operations, Director of Platform Development and Software Development Program Manager. He was previously Production Manager at both Intuition Publishing Ltd and Education Multimedia Group and has over 20 years of experience in the IT industry.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


Compensation

The aggregate amount of compensation paid by Ryanair Holdings and its subsidiaries to its key management personnel (defined as including each director, whether executive or otherwise, of the Group, as well as the Executive team reporting to the Board of Directors) named above in fiscal year 2023 was €11.8m (including a €3.7m (non-cash) technical accounting charge in relation to unvested share options). For details of Mr. O'Leary's compensation in such fiscal year, see "—Remuneration Agreement with Mr. O'Leary" below.

During fiscal year 2023, each of Ryanair Holdings' Non-Executive Directors was entitled to receive €35,000 plus expenses per annum, as remuneration for their services to Ryanair Holdings. The Chairman of the Board received a fee of €100,000. The additional remuneration paid to all Committee members for service on that committee is €15,000 per annum, with the exception of the Chair of the Safety and Security Committee who was entitled to receive €40,000 per annum in connection with the additional duties in relation to that committee.

Directors' service agreements do not contain provisions providing for compensation on their termination.

For further details of share-based remuneration that have been granted to the Company's employees, including the Executive Officers, see "Item 10. Additional Information—Options to Purchase Securities from Registrant or Subsidiaries," as well as Note 18 to the consolidated financial statements included herein.

Remuneration Agreement with Mr. O'Leary

In December 2022, the Board and Mr. O'Leary agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). As part of this contract the Group CEO will receive a base pay of €1.2m p.a. commencing in fiscal year 2024. From April 2023 (fiscal year 2024) his maximum potential annual bonus will be reduced to 50% of base pay (previously 100%). In line with best practice, Mr. O'Leary does not receive any pension benefits. This new contract extends the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group profit after tax ("PAT") exceeds €2.2bn (up from a prior €2.0bn PAT target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. If these targets are not achieved, these share options will lapse and Mr. O'Leary will receive nothing other than his salary. These options will also lapse should Mr. O'Leary leave the Ryanair Group's employment on/before the end of July 2028. Due to the impact of Covid, the war in Ukraine and the resulting spike in fuel prices, to date, none of the ambitious vesting targets have yet been achieved.

STAFF AND LABOR RELATIONS

The following table sets forth the details of Ryanair's team (including all Group airlines) at each of March 31, 2023, 2022 and 2021:

	Number of Staff at March 31,		
Classification	**2023**	**2022**	**2021**
Management	125	116	97
Administrative/IT Labs	1,028	828	759
Maintenance	506	483	417
Ground Operations	655	488	312
Pilots	6,582	5,860	5,170
Cabin Crew	13,365	11,341	8,261
Total	22,261	19,116	15,016

Ryanair Group airlines have concluded Collective Labor Agreements ("CLAs") with trade unions in most of their major markets. Ryanair will continue to defend its existing high productivity business model. Ryanair believes that existing terms and conditions for both pilots and cabin crew are industry leading among European low cost operators with competitive pay, advantageous fixed rosters, outstanding promotional opportunities, and a wide choice of base locations across Europe.

European regulations require pilots to be licensed as commercial pilots with specific ratings for each aircraft type flown. In addition, European regulations require all commercial pilots to be medically certified as physically fit. Licenses and medical certification are subject to periodic re-evaluation and require recurrent training and recent flying experience in order to be maintained. Maintenance engineers must be licensed and qualified for specific aircraft types. Cabin crew must undergo initial and periodic competency training. Training programs are subject to approval and monitoring by the competent authority. In addition, the appointment of senior management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must be satisfactory to the competent authority. Based on its experience in managing the airline's growth to date, management believes that there is a sufficient pool of qualified and licensed pilots, engineers, and mechanics within the EU and the U.K. to satisfy Ryanair's anticipated future needs in the areas of flight operations, maintenance and quality control. The consolidation within the aviation industry, airline closures and downsizing has resulted in an increase in pilot applications to join Ryanair. Ryanair has also been able to satisfy its needs for additional pilots and cabin crew through the use of contract agencies. These contract pilots and cabin crew are included in the table above.

Ryanair's crew earn productivity-based incentive payments, including a sales bonus for onboard sales for flight attendants and payments based on the number of hours or sectors flown by pilots and cabin crew (within limits set by industry standards or regulations governing maximum working hours.) Ryanair's pilots and cabin crew are currently subject to EASA-approved limits of 900 flight-hours per calendar year.

If more stringent regulations on flight-hours were to be adopted, Ryanair's flight personnel could experience a reduction in their total pay due to lower compensation for the number of hours or sectors flown and Ryanair could be required to hire additional flight personnel.

Ryanair Holdings' shareholders have approved a number of share-based remuneration plans for employees and Directors including Share Option Plan 2013 and LTIP 2019 (which replaced Option Plan 2013 for share based remuneration granted after the 2019 AGM). Ryanair Holdings has granted share-based remuneration to several of its senior managers. For details of all outstanding share options, see "Item 10. Additional Information — Options to Purchase Securities from Registrant or Subsidiaries."

Item 7. *Major Shareholders and Related Party Transactions*

As of June 30, 2023, there were 1,138,889,528 Ordinary Shares outstanding. As of that date, 97,672,993 ADRs, representing 488,364,966 Ordinary Shares, were held of record in the United States by 54 holders, and represented in the aggregate 43% of the number of Ordinary Shares then outstanding. See "Item 10. Additional Information—Articles of Association" and "—Limitations on Share Ownership by Non-EU Nationals."

MAJOR SHAREHOLDERS

Based on information available to Ryanair Holdings, the following table summarizes the holdings of those shareholders holding 3% or more of the Ordinary Shares as of June 30, 2023, June 30, 2022 and June 30, 2021, the latest practicable date prior to the Company's publication of its statutory Annual Report in each of the relevant years.

	As of June 30, 2023		As of June 30, 2022		As of June 30, 2021	
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
HSBC Holdings PLC	84,733,381	7.4%	116,367,663	10.3 %	82,194,848	7.3 %
Capital	74,244,319	6.5%	96,449,310	8.5 %	130,030,773	11.5 %
Baillie Gifford	64,396,921	5.7%	84,361,020	7.4 %	102,427,272	9.1 %
AKO Capital	57,620,909	5.1%	58,131,953	5.1 %	54,195,746	4.8 %
Fidelity	54,670,280	4.8%	44,869,519	4.0 %	47,096,727	4.2 %
Parvus Asset Management Europe	54,185,320	4.8%	57,556,875	5.1 %	57,414,314	5.1 %
MFS	50,338,917	4.4%	50,061,594	4.4 %	39,839,501	3.5 %
Michael O'Leary	44,096,725	3.9%	44,096,725	3.9 %	44,096,725	3.9 %
Causeway Capital Management	37,529,675	3.3%	—	—	—	—
Société Générale SA (SG SA)	—	—	44,813,877	3.9 %	79,113,810	7.0 %
Harris Associates	—	—	37,426,765	3.3 %	25,418,560	2.3 %
Egerton Capital	—	—	—	—	46,430,130	4.1 %

As of June 30, 2023, the beneficial holdings in Ordinary Shares of the Directors of Ryanair Holdings as a group was 45,514,883 Ordinary Shares, representing 4% of Ryanair Holdings' outstanding Ordinary Shares as of such date.

As of March 31, 2023, there were 1,138,674,528 Ordinary Shares outstanding. Based on information available to Ryanair Holdings, the following table summarizes holdings of those shareholders holding 3% or more of the Ordinary Shares as of March 31, 2023, March 31, 2022 and March 31, 2021.

	As of March 31, 2023		As of March 31, 2022		As of March 31, 2021	
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
HSBC Holdings PLC	88,611,652	7.8 %	103,285,582	9.1 %	81,175,344	7.2 %
Baillie Gifford	67,437,688	5.9 %	88,863,106	7.8 %	105,753,192	9.4 %
Capital	62,310,109	5.5 %	117,345,252	10.3 %	127,825,495	11.3 %
AKO Capital	58,367,069	5.1 %	57,494,324	5.1 %	54,526,393	4.8 %
MFS	49,646,209	4.4 %	44,973,351	4.0 %	39,933,396	3.5 %
Fidelity	48,099,289	4.2 %	44,399,286	3.9 %	47,674,061	4.2 %
Causeway Capital Management	46,214,550	4.1 %	—	—	—	—
Parvus Asset Management Europe	45,532,192	4.0 %	49,760,850	4.4 %	41,007,236	3.6 %
Michael O'Leary	44,096,725	3.9 %	44,096,725	3.9 %	44,096,725	3.9 %
Harris Associates	41,063,200	3.6 %	—	—	—	—
Egerton Capital	—	—	—	—	46,270,426	4.1 %
Société Générale SA	—	—	72,365,694	6.4 %	82,686,947	7.3 %
Marshall Wace	—	—	44,356,764	3.9 %	—	—

RELATED PARTY TRANSACTIONS

The Company has not entered into any "related party transactions" (except for remuneration paid by Ryanair to members of key management personnel as disclosed in Note 26 to the consolidated financial statements) in the three fiscal years ending March 31, 2023 or in the period from March 31, 2023 to the date hereof.

Item 8. *Financial Information*

CONSOLIDATED FINANCIAL STATEMENTS

Please refer to "Item 18. Financial Statements."

OTHER FINANCIAL INFORMATION

Legal Proceedings

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below.

EU State Aid-Related Proceedings. Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission findings that there was state aid. In 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven "aid" decisions to the EU General Court. In 2018, the EU General Court upheld the European Commission's findings regarding Ryanair's arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the European Commission's finding regarding Ryanair's arrangement with Zweibrücken airport. Ryanair appealed these four negative rulings to the Court of Justice of the EU, but in December 2019 Ryanair discontinued the appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair's arrangements with Cagliari airport is pending discontinuance following the European Commission's withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case. Both Ryanair and the European Commission have submitted to the General Court that there is no need to rule in this case. In 2021, the General Court upheld the European Commission's finding regarding Ryanair's arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in late 2021 and a ruling is currently expected in 2023. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier "aid" decision to the General Court. It is currently expected that the appeal proceedings before the General Court regarding Ryanair's arrangements at Montpellier airport will conclude in 2023. In July 2022, the European Commission announced a finding of state aid to Ryanair in its arrangements at La Rochelle airport, ordering Ryanair to repay approximately €8m of alleged aid. Ryanair will appeal the La Rochelle "aid" decision to the General Court once the decision has been published.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission's re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 "aid" decision) and Ryanair currently expects that they will conclude in 2023, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006.

Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair's agreements with other publicly-owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

Legal Proceedings Against Internet Ticket Touts. The Company is involved in a number of legal proceedings against internet ticket touts ("screenscraper websites") in the Czech Republic, Germany, Ireland, France, Italy, Poland, the U.K. and the U.S. Screenscraper websites gain unauthorized access to Ryanair's website and booking system, extract flight and pricing information and display it on their own websites for sale to customers at prices which include intermediary fees on top of Ryanair's fares. Ryanair does not allow any such commercial use of its website and objects to the practice of screenscraping also on the basis of certain legal principles, such as contractual and database rights, copyright protection, etc. The Company's objective is to prevent any unauthorized use of its website and to prevent consumer harm, and the resultant reputational damage to the Company, that may arise due to the failure by some operators of screenscraper websites to provide Ryanair with the passengers' genuine contact and payment method details. The Company also believes that the selling of airline tickets by screenscraper websites is inherently anti-consumer as it inflates the cost of air travel. At the same time, Ryanair encourages genuine price comparison websites which allow consumers to compare prices of several airlines and then refer consumers to the airline website in order to perform the booking at the original fare. Ryanair offers licensed access to its flight and pricing information to such websites. Ryanair also permits GDSs to provide access to Ryanair's fares to traditional bricks and mortar travel agencies and closed corporate travel booking platforms. The Company has received favorable rulings in France, Germany, the Czech Republic, Ireland, Italy, the Netherlands and the U.S., and unfavorable rulings in Germany, the Czech Republic, Spain, France, Switzerland and Italy. However, pending the outcome of these legal proceedings and if Ryanair were to be ultimately unsuccessful in them, the activities of screenscraper websites could lead to a reduction in the number of customers who book directly on Ryanair's website and loss of ancillary revenues which are an important source of profitability through the sale of car hire, hotels, travel insurance, etc. Also, some business may be lost to the Company once potential customers are presented by a screenscraper website with a Ryanair fare or a fee for an ancillary product such as checked baggage or priority boarding inflated by the screenscraper's intermediary fee. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—The Company Faces Risks Related to Unauthorized Use of Information from the Company's Website".

U.S. Litigation. In November 2018, a putative securities class action complaint was filed against the Company and Mr. O'Leary in the United States District Court for the Southern District of New York (the "District Court"). The District Court appointed lead plaintiffs, the City of Birmingham Retirement and Relief System and City of Birmingham Firemen's and Policemen's Supplemental Pension System (the "Birmingham Funds"), in January 2019. The Birmingham Funds filed an amended complaint in April 2019 that purports to be on behalf of purchasers of Ryanair American Depositary Shares ("ADSs") between May 30, 2017 and September 28, 2018. The amended complaint alleges, among other things, that in filings with the SEC, investor calls, interviews, and other communications, the Company and/or Mr. O'Leary made materially false and misleading statements and omissions regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the likelihood and financial impact of unionization, which allegedly artificially inflated the market value of the Company's securities. In June 2020, the District Court issued a ruling dismissing in part the Birmingham Funds' claims, including claims regarding employment and financial data, employee negotiation processes, the September 2017 pilot rostering management issue, and the financial impact of unionization. The Birmingham Funds' claims regarding the likelihood of unionization were not dismissed. In March 2021, the Birmingham Funds issued a motion to amend their claim, seeking, among other things, to re-introduce prior dismissed claims. The Company and Mr. O'Leary filed an opposition to the motion to amend in May 2021. The motion was refused in March 2022. In March 2023, following mediation, the parties agreed to settle the case. The total settlement amount is U.S.$5m, which is considerably less than the legal costs that would have been incurred had this action gone all the way to trial. The Company's position remains that there was no lawful basis for this claim, but that the settlement will enable it to avoid the further costs and distraction of ongoing litigation, and it is therefore in the interest of all of the Company's shareholders to agree to this very modest settlement. The final settlement agreement is subject to approval by the Court.

Dividend Policy

Since its incorporation as the holding company for Ryanair in 1996, Ryanair Holdings has only occasionally declared special dividends on both its Ordinary Shares and ADRs. The Directors of the Company declared on May 21, 2012 that Ryanair Holdings intended to pay a special dividend of €0.34 per ordinary share (approximately €492m) and this special dividend was paid on November 30, 2012. The Company indicated on May 19, 2014 that it planned to pay a special dividend of up to approximately €520m in the fourth quarter of fiscal year 2015, and this special dividend was paid on February 27, 2015. In September 2015 the Company announced a B share scheme of €398m to return the proceeds from the sale of its shares in Aer Lingus to shareholders; payments to shareholders issued in October 2015.

Share Buyback Program

Following shareholder approval at the 2006 annual general meeting, a €300m share buyback program was formally announced on June 5, 2007. Permission was received at the annual general meeting held on September 20, 2007 to repurchase a maximum of 75.6m Ordinary Shares representing 5% of the Company's then outstanding share capital. The €300m share buyback of approximately 59.5m Ordinary Shares, representing approximately 3.8% of the Company's pre-existing share capital, was completed in November 2007. In February 2008, the Company announced a second share buyback program of up to €200m worth of Ordinary Shares, which was ratified by shareholders at the annual general meeting held on September 18, 2008. 18.1m Ordinary Shares were repurchased under this program at a cost of approximately €46m. The Company also completed share buybacks of €125m in respect of 36.5m Ordinary Shares in fiscal year 2012 and 15m Ordinary Shares at a cost of approximately €68m in fiscal year 2013.

In April 2012, the Company held an EGM to authorize the Directors to repurchase Ordinary Shares and ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. Up until April 2012, shareholders had only authorized the Directors to repurchase Ordinary Shares. As the ADRs typically trade at a premium compared to Ordinary Shares, this has resulted in increased costs in performing share buybacks and may continue to do so in the future. This authority was renewed at the Annual General Meeting held on September 20, 2013 and at subsequent Annual General Meetings and an Extraordinary General Meeting in 2016.

In fiscal year 2014, 69.5m Ordinary Shares (including Ordinary Shares underlying just over 6m ADRs) were repurchased at a cost of approximately €482m. In February 2015, the Company announced a €400m ordinary share buyback program which was completed between February and August 2015. In February 2016, the Company announced an €800m Ordinary Share buyback program (including Ordinary Shares underlying ADRs) and this program was subsequently increased to €886m in June 2016. €418m of this program was completed in fiscal year 2016 to buyback approximately 29.1m shares (including approximately 19.9m shares underlying ADRs) with the remaining €468m spent in fiscal year 2017 to buyback approximately 36m shares (including approximately 3.9m shares underlying ADRs). In addition to the above, in fiscal year 2017, the Company bought back 36.4m shares (including approximately 17.7m shares underlying ADRs) at a total cost of approximately €550m during the period November 2016 to February 2017. In

February 2017, the Company announced the commencement of a €150m share buyback program in respect of shares underlying ADRs. The Company bought back approximately 2m shares underlying ADRs at a cost of €39m under this program during fiscal year 2018. In addition to the above, in fiscal year 2018, the Company bought back 33m shares at a total cost of €600m under its €600m share buyback program which commenced in May 2017 and 11.7m shares at a total cost of €190m under its €750m share buyback which commenced in February 2018. In fiscal year 2019, the Company bought back 37.8m shares at a total cost of approximately €561m under its €750m share buyback which commenced in February 2018. In fiscal year 2020, the Company bought back approximately 47.2m shares (including 15.8m shares underlying ADRs) at a cost of €581m under its €700m share buyback program (including Ordinary Shares underlying ADRs) which was announced and commenced in May 2019. This share buyback program was terminated in March 2020 as part of a series of measures introduced to preserve cash during the Covid-19 crisis.

In fiscal year 2021, the Company issued approximately 35.2m shares under a non-pre-emptive placing to a number of institutional investors and certain of the Company's Directors and members of its senior management team. The shares were issued at a price of €11.35 per share raising gross proceeds of approximately €400m. The shares issued represented approximately 3.2% of the Company's issued share capital immediately prior to the placing.

There were no share repurchases in fiscal year 2023 or 2022.

See "Item 9. The Offer and Listing—Trading Markets" below for further information regarding share buybacks.


SIGNIFICANT CHANGES


In May 2023, the Group signed an agreement to purchase up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 and 2033. This order is subject to shareholder approval at Ryanair's 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

In May 2023, the Group refinanced its unsecured €750m syndicated term loan (maturity May 2024) with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

Item 9. The Offer and Listing

TRADING MARKETS

The primary market for Ryanair Holdings' Ordinary Shares is Euronext Dublin. In December 2021, Ryanair Holdings delisted from the London Stock Exchange as the volume of trading on the London Stock Exchange did not justify the costs related to such listing. The Ordinary Shares were first listed for trading on the Official List of Euronext Dublin in June 1997 and were first admitted to the Official List of the London Stock Exchange in July 1998.

ADRs, each representing 5 Ordinary Shares, are traded on NASDAQ. The Bank of New York Mellon is Ryanair Holdings' depositary for purposes of issuing ADRs evidencing the ADSs.

Ryanair Holdings' shares trade under the following stock symbols:

Euronext Dublin   RY4C
NASDAQ   RYAAY

Since certain of the Ordinary Shares are held by brokers or other nominees, the number of direct record holders in the United States, which is reported as 56, may not be fully indicative of the number of direct beneficial owners in the United States, or of where the direct beneficial owners of such shares are resident.

In order to increase the percentage of its share capital held by EU nationals, beginning June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADRs in exchange for the deposit of Ordinary Shares until further notice. Therefore, holders of Ordinary Shares cannot currently convert their Ordinary Shares into ADRs. The Depositary will however convert existing ADRs into Ordinary Shares at the request of the holders of such ADRs. The Company in 2002 implemented additional measures to restrict the ability of non-EU nationals to purchase Ordinary Shares. As a result, non-EU nationals are currently effectively barred from purchasing Ordinary Shares. See "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals" for additional information.

The Company, at its AGM and EGM of the Shareholders, has, in recent years, passed a special resolution permitting the Company to engage in Ordinary Share buyback programs subject to certain limits noted below. Since June 2007 (when the Company engaged in its first Ordinary Share buyback program) the Company has repurchased the following Ordinary Shares:

Year ended March 31,	No. of shares (m)	Approx. cost (€m)
2009-2018	322.7	3,384.9
2019	37.8	560.5
2020	47.2	580.5
2021	—	—
2022	—	—
2023	—	—
Period through July 21, 2023	—	—
Total	407.7	4,525.9

At an EGM of Shareholders held on April 19, 2012, the Company obtained a new repurchase authority which enables the Company to repurchase the Company's ADRs which are traded on NASDAQ. Any ADRs purchased are converted to Ordinary Shares by the Company's brokers for subsequent repurchase and cancellation by the Company.

As of June 30, 2023, the total number of options over Ordinary Shares outstanding under the Company's Option Plan 2013 was 18.0m, representing approximately 1.6% of the Company's issued share capital at that date. As of June

30, 2023, the total number of conditional share awards outstanding under the Company's LTIP 2019 was 2.4m, representing approximately 0.2% of the Company's issued share capital at that date. 16.7m options outstanding and all conditional shares referred to above had not yet vested at July 21, 2023.

Item 10. *Additional Information*

DESCRIPTION OF CAPITAL STOCK

Ryanair Holdings' capital stock consists of Ordinary Shares, each having a par value of 0.600 euro cent. As of March 31, 2023, a total of 1,138,674,528 Ordinary Shares were outstanding.

On February 26, 2007, Ryanair effected a 2-for-1 share split as a result of which each of its then existing Ordinary Shares, with a par value of 1.27 euro cent, was split into two new Ordinary Shares, with a par value of 0.635 euro. On October 27, 2015, the Company completed a capital reorganization which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8m ordinary shares to 1,319.3m as at that date. The par value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro each under the reorganization. All 'B' Shares and Deferred Shares issued in connection with the B scheme were either redeemed or cancelled during fiscal year 2016 such that there were no 'B' Shares or Deferred Shares remaining in issue as at March 31, 2016. Each Ordinary Share entitles the holder thereof to one vote in respect of any matter voted upon by Ryanair Holdings' shareholders subject to limitations described under Item 10. Additional Information"—Limitations on Share Ownership by Non-EU Nationals".

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

During fiscal year 2014, Ryanair Holdings' shareholders approved a stock option plan at the Company's 2013 AGM (referred to herein as "Option Plan 2013"), under which all employees and Directors were eligible to receive options. Grants of options were permitted to take place at the close of any of the ten years beginning with fiscal year 2014 (Option Plan 2013 was replaced by LTIP 2019 following shareholder approval at the 2019 AGM – see details below). Options are subject to a 5-year performance period. Under the rules of Option Plan 2013, no option is capable of being exercised after the tenth anniversary of the date of grant. The Remuneration Committee ("Remco") has discretion to determine the financial performance targets that must be met with respect to the financial year. Those targets relate directly to the achievement of certain year-on-year growth targets in the Company's profit after tax ("PAT") figures for each of the financial years of the performance period and/or certain share price targets.

Under Option Plan 2013, 36 senior managers were granted 10m share options, in aggregate, at a strike price of €6.25 in July 2014. These options vested in May 2019 for Managers/Directors who continued to be employed at April 30, 2019 and were fully exercised at June 30, 2022. Further, 3.5m share options were granted, in aggregate, to Executive Officers (excluding Mr. O'Leary) at a strike price of €6.74 in October 2014. These options vested in July 2019 and were fully exercised in October 2022. In November 2014, 5m options were granted to Mr. O'Leary as part of his 5-year employment contract. These options, which were granted at a strike price of €8.35, vested in July 2019 and were fully exercised in November 2022. During fiscal year 2016, 30,000 options were granted to new Non-Executive Board members at a strike price of €11.38. These options vested in May 2019 and were fully exercised at June 30, 2022. During the fiscal year 2017, 34 managers (excluding the Executive Officers) were granted 3m share options, in aggregate, at a strike price of €12.00. These options were subject to certain targets in relation to PAT and/or share price and vested in March 2023. During fiscal year 2018, 100,000 options were granted at a strike price of €17.55 to a new senior manager as part of their employment contract. These options vested in May 2018 and have since lapsed. During fiscal year 2019, 102 managers and the 8 existing Non-Executive Board Members were granted 10m share options, in aggregate (of which a cumulative 400,000 relates to Non-Executive Directors), at a strike price of €11.12. These options will only vest in their entirety if the Group's PAT doubles to exceed €2bn in any fiscal year up to, and including, fiscal year 2024 or, alternatively, the Company's share price is equal to or exceeds €21.00 for any 28 day calendar period between April 1, 2021 and March 31, 2024. Approximately 3.3m of these options have lapsed. Subsequent to March 31, 2023, the vesting date and ambitious performance targets on approximately 5.5m of these options (excludes those granted to Non-Executive Directors and certain managers retiring before 2028) were amended to align with the revised dates and targets agreed for MOLs 10m share options grant below. At July 21, 2023, none of these options had vested. In December 2022 MOL agreed to the extension of his contract as Group CEO to July 2028 (previously July 2024). This new contract extends the vesting period for the 10m share options granted in February 2019, which are exercisable at a strike price of €11.12, but only if the Ryanair Group PAT exceeds €2.2bn (up from a prior €2.0bn target) in any year up to fiscal year 2028 (inclusive) and/or the share price of the Company exceeds €21 for a period of 28 days between April 1, 2021 and March 31, 2028. Due to the impact of Covid, the war in Ukraine and the resulting spike in fuel prices, to date, none of the ambitious vesting targets have yet been achieved.

At the 2019 AGM, shareholders approved a new Long Term Incentive Plan ("LTIP 2019"), which replaces Option Plan 2013 for all future grants. The implementation of LTIP 2019 followed a review by Remco (with the assistance of Deloitte) of the Company's remuneration policy for senior employees and directors of the Company to ensure it continued to support the Company's strategic objectives and aligned with external views on executive compensation. Awards to employees under LTIP 2019 will ordinarily be in the form of performance-based shares ("conditional shares") with an upper limit on the market value of such conditional shares of 150% of base salary applicable in any year for an employee or Executive Director of the Group, with the possibility of up to 200% of base salary if the Board determines that exceptional circumstances exist. For flexibility, LTIP 2019 also includes the ability to make awards of share options, with the expectation that any such awards will be on an infrequent basis and will be principally focused on a small number of the Group's executive management team. Non-Executive Directors will not be eligible to receive share option or performance-based-share awards under LTIP 2019. LTIP 2019 also contains provisions for the issue of conditional shares to facilitate the recruitment of senior management. In aggregate, in any ten-year period, the number of shares which may be in issue under the LTIP 2019 (and Option Plan 2013) by the Company may not exceed 10% of the issued ordinary share capital of the Company from time to time. Remco has determined that Mr. O'Leary will not be eligible to participate in LTIP 2019 grants until after the vesting period for his 2019 share options grant has elapsed.

The aggregate of 18.0m Ordinary Shares that would be issuable upon exercise in full of the options that were outstanding as of June 30, 2023 under Option Plan 2013 represent approximately 1.6% of the issued share capital of Ryanair Holdings as of such date. Of such total, options in respect of an aggregate of 10.4m Ordinary Shares were held by the Directors and Executive Officers of Ryanair Holdings. Only 1.7m of total options outstanding at June 30, 2023 had vested. For further information, see Notes 14 and 18 to the consolidated financial statements included herein.

In fiscal years 2022 and 2023, as a management retention tool, Remco granted conditional shares (approximately 0.3m and nil respectively in aggregate) under LTIP 2019 to over 80 managers (excluding the Group CEO and Non-Executive Directors). The market value of such grants ranged between approximately 20% and 100% of base salary for participants (at the lower end of potential allocations). These conditional shares have a 3-year vesting period, with a 2-year hold period for certain senior managers, and will only vest in their entirety if (i) ambitious cumulative Group traffic targets (50% weighting) is achieved over the 3-year vesting period; (ii) Ryanair's Total Shareholder Return (30% weighting) outperforms a peer group including Air France/KLM, EasyJet, IAG, Southwest Airlines & Wizz over the 3-year vesting period; (iii) ESG (20% weighting), if the Ryanair Group's CDP environmental protection score improves from a "B" rating to an "A-" or better rating over the 3-year vesting period; (iv) participants sign a 12-month non-compete clause; and (v) participants continue to be employed by the Ryanair Group for a period of approximately 3 years from the date of grant. These grants include malus and clawback provisions.

ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles of Association of Ryanair Holdings. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles.

Objects. Ryanair Holdings' objects, which are detailed in its Articles, are broad and include carrying on business as an investment and holding company. Ryanair Holdings' Irish company registration number is 249885.

Directors. Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. The ordinary remuneration of the Directors is determined from time to time by ordinary resolutions of the shareholders. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. The Directors are not required to retire at any particular age. There is no requirement for Directors to hold shares. The Articles of Association provide that one-third of the Directors (rounded down to the next whole number if it is a fractional number) retire and offer themselves for re-election at each annual general meeting of the Company. However, in compliance with the requirements of the U.K. Corporate Governance Code, all Directors retire and present themselves for re-election by the shareholders annually. All of the shareholders entitled to attend and vote at the annual general meeting of the Company may vote on the re-election of Directors.

General Meetings. Annual and extraordinary general meetings are called upon 21 days' advance notice. All Ryanair shareholders who are entitled to attend, speak and vote at general meetings of the Company may appoint proxies electronically to attend, speak, ask questions and vote on behalf of them at general meetings. All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under "—Limitations on the Right to Own Shares" and "Item 10. Additional Information—Limitations on Share Ownership by Non-EU Nationals".

Rights, Preferences and Dividends Attaching to Shares. The Company has only three classes of shares, Ordinary Shares with a par value of 0.600 euro cent per share, B Shares with a nominal value of 0.050 cent per share and Deferred Shares with a nominal value of 0.050 cent per share. The B Shares and the Deferred Shares were created at an EGM of the Company held on October 22, 2015 in connection with a return of value to shareholders arising from the sale of the Company's shareholding in Aer Lingus plc, and no such shares remain in issue. Accordingly, the Ordinary Shares currently represent the only class of shares in issue and rank equally with respect to payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The Company is permitted under its Articles to issue redeemable shares on such terms and in such manner as the Company may, by special resolution, determine. The Ordinary Shares currently in issue are not redeemable. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them. There are no sinking fund provisions in the Articles of the Company.

Action Necessary to Change the Rights of Shareholders. The rights attaching to shares in the Company may be varied by special resolutions passed at meetings of the shareholders of the Company.

Limitations on the Rights to Own Shares. The Articles contain detailed provisions enabling the Directors of the Company to limit the number of shares in which non-EU nationals have an interest or the exercise by non-EU nationals of rights attaching to shares. See "—Limitations on Share Ownership by Non-EU Nationals" below. Such powers may be exercised by the Directors if they are of the view that any license, consent, permit or privilege of the Company or any of its subsidiaries that enables it to operate an air service may be refused, withheld, suspended or revoked or have conditions attached to it that inhibit its exercise and the exercise of the powers referred to above could prevent such an occurrence. The exercise of such powers could result in non-EU holders of shares being prevented from attending, speaking or voting at general meetings of the Company and/or being required to dispose of shares held by them to EU nationals.

Disclosure of Share Ownership. Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of the Company provide that the Directors will not register any person as a holder of shares unless such person has completed a declaration indicating his/her nationality and the nature and extent of any interest which he/she holds in Ordinary Shares. See, also "—Limitations on Share Ownership by non-EU nationals" below. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total voting rights of the Company, and every whole percentage thereafter up to 100%, he must notify the Company and the Central Bank of Ireland. The Company must disclose any notification it receives through the regulatory announcement service of Euronext Dublin.

Other Provisions of the Articles of Association. There are no provisions in the Articles:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii) governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

MATERIAL CONTRACTS

In September 2014, the Group entered into an agreement with The Boeing Company to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 aircraft subject to option), over a five-year period originally due to commence in fiscal year 2020 (the "2014 Boeing Contract"). This agreement was approved by shareholders at an EGM of the Company on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company's firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, Ryanair increased its firm orders from 135 to 210 aircraft. The value of the 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract is approximately U.S.$9.6bn at standard list price of U.S.$102.5m per aircraft (net of basic credits and reflective of price escalation over the originally scheduled delivery timeframe). The first Boeing 737-8200 aircraft was delivered to Ryanair in June 2021 and the Group had 119 of these aircraft in its fleet at June 30, 2023.

In May 2023, Ryanair signed an agreement to purchase 300 new Boeing 737-MAX-10 aircraft (150 firm orders and 150 options), which is subject to shareholder approval at the Company's 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

EXCHANGE CONTROLS

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares or depositary receipts of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions. Any transfer of, or payment in respect of, securities (including shares or ADSs) involving a person or entity that is currently the subject of Irish, EU or United Nations sanctions or any person or entity controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

Under the Financial Transfers Act 1992 (the "1992 Act"), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and the acquisition or disposal of the ADRs, which represent shares issued by an Irish incorporated company, the acquisition or the disposal of Ordinary Shares and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List and include, but are not limited to, certain persons and entities in Afghanistan, Belarus, Bosnia & Herzegovina, Burma (Myanmar), Burundi, the Central African Republic, China, the Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, Iran, Iraq, the Democratic People's Republic of Korea (North Korea), Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Syria, Tunisia, Turkey, Ukraine, Venezuela, Yemen, Zimbabwe, and certain known terrorists and terrorist groups, and countries that harbour certain terrorist groups, including the Albanian branch of Al-Haramain, Al-Qaeda members in various countries, Al Shabaab in Kenya and Somalia, and Boko Haram in Nigeria, without the prior permission of the Central Bank of Ireland.

See "Risk Factors—Risks Related to the Company" in relation to the risks associated with Irish exchange controls or orders under the 1992 Act or United Nations sanctions implemented into Irish law.

LIMITATIONS ON SHARE OWNERSHIP BY NON-EU NATIONALS

The Board of Directors of Ryanair Holdings is given certain powers under the Articles to take action to ensure that the number of Ordinary Shares held in Ryanair Holdings by non-EU nationals does not reach a level which could jeopardize the Company's entitlement to continue to hold or enjoy the benefit of any license, permit, consent or privilege which it holds or enjoys, and which enables it to carry on business as an air carrier (a "License"). In particular, EU Regulation 1008/2008 requires that, in order to obtain and retain an operating license, an EU air carrier must be majority-owned and effectively controlled by EU nationals. As described below, the Directors from time to time set a "Permitted Maximum" on the number of Ordinary Shares that may be owned by non-EU nationals at such level as they believe will comply with EU law. The Permitted Maximum is currently set at 49.9%.

In accordance with its Articles, Ryanair Holdings maintains a separate register (the "Separate Register") of Ordinary Shares in which non-EU nationals, whether individuals, bodies corporate or other entities, have an interest (such shares are referred to as "Affected Shares" in the Articles). Interest in this context is widely defined and includes any interest held through ADRs, through Belgian law rights in the Euroclear Bank settlement system, or through CREST Depositary Interests, in each case in the Ordinary Shares of Ryanair Holdings underlying the relevant ADRs, Belgian law rights or CREST Depositary Interests. The Directors can require relevant parties to provide them with information to enable a determination to be made by the Directors as to whether Ordinary Shares are, or are to be treated as, Affected Shares. If such information is not available or forthcoming or is unsatisfactory then the Directors can, at their discretion, determine that Ordinary Shares are to be treated as Affected Shares. Registered holders of Ordinary Shares are also obliged to notify the Company if they are aware that any Ordinary Share which they hold ought to be treated as an Affected Share for this purpose. With regard to ADRs, the Directors can treat all of the relevant underlying shares as Affected Shares unless satisfactory evidence as to why they should not be so treated is forthcoming.

In the event that, inter alia, (i) the refusal, withholding, suspension or revocation of any License or the imposition of any condition which materially inhibits the exercise of any License (an "Intervening Act") has taken place, (ii) the Company (or any subsidiary) receives a notice or direction from any governmental body or any other body which regulates the provision of air transport services to the effect that an Intervening Act is imminent, threatened or intended, (iii) an Intervening Act may occur as a consequence of the level of non-EU ownership of Ordinary Shares or (iv) an Intervening Act is imminent, threatened or intended because of the manner of share ownership or control of Ryanair Holdings generally, the Directors can take action pursuant to the Articles to deal with the situation. They can, inter alia, (i) remove any Directors or change the chairman of the Board of Directors, (ii) identify those Ordinary Shares, ADRs or Affected Shares which give rise to the need to take action and treat such Ordinary Shares, ADRs, or Affected Shares as Restricted Shares (see below) or (iii) set a "Permitted Maximum" on the number of Affected Shares which may subsist at any time (which may not, save in the circumstances referred to below, be lower than 40% of the total number of issued shares) and treat any Affected Shares (or ADRs representing such Affected Shares) in excess of this Permitted Maximum as Restricted Shares (see below).

In addition to the above, if as a consequence of a change of law or a direction, notice or requirement of any state, authority or person it is necessary to reduce the total number of Affected Shares below 40% or reduce the number of Affected Shares held by any particular shareholder or shareholders in order to overcome, prevent or avoid an Intervening Act, the Directors may resolve to (i) set the Permitted Maximum at such level below 40% as they consider necessary in order to overcome, prevent or avoid such Intervening Act, and/or (ii) treat such number of Affected Shares (or ADRs representing Affected Shares) held by any particular shareholder or shareholders as they consider necessary (which could include all of such Affected Shares or ADRs) as Restricted Shares (see below). The Directors may serve a Restricted Share Notice in respect of any Affected Share, or any ADR representing any ADS, which is to be treated as a Restricted Share. Holders of Restricted Shares may be deprived of the rights to attend, vote and speak at general meetings, which they would otherwise have as a consequence of holding such Ordinary Shares or ADRs. Holders of Restricted Shares may also be required to dispose of the Ordinary Shares or ADRs concerned to an EU national (so that the relevant shares (or shares underlying the relevant ADRs) will then cease to be Affected Shares) within 21 days or such longer period as the Directors may determine. The Directors are also given the power to transfer and sell such Restricted Shares, themselves, in cases of non-compliance with the Restricted Share Notice.

To enable the Directors to identify Affected Shares, transferees of Ordinary Shares are generally required to provide a declaration as to the nationality of persons having interests in those shares. Shareholders are also obliged to notify Ryanair Holdings if they are aware that any shares, which they hold, ought to be treated as Affected Shares for this purpose. Purchasers or transferees of ADRs need not complete a nationality declaration because the Directors automatically treat all of the Ordinary Shares held by the Depositary as Affected Shares. ADS holders must open ADR accounts directly with the Depositary if they wish to provide to Ryanair Holdings nationality declarations (or such other evidence as the Directors may require) in order to establish to the Directors' satisfaction that the Ordinary Shares underlying such holder's ADRs are not Affected Shares. Holders of interests in Ordinary Shares through Belgian law rights in the Euroclear system or CREST Depositary Interests in the CREST system must complete a nationality declaration in accordance with the processes and procedures of Euroclear Bank and Euroclear U.K. & Ireland respectively.

In deciding which Affected Shares are to be selected as Restricted Shares, the Directors may take into account which Affected Shares have given rise to the necessity to take action. Subject to that they will, insofar as practicable, firstly view as Restricted Shares those Affected Shares in respect of which no declaration as to whether or not such shares are Affected Shares has been made by the holder thereof and where information which has been requested by the Directors in accordance with the Articles has not been provided within specified time periods and, secondly, have regard to the chronological order in which details of Affected Shares have been entered in the Separate Register and, accordingly, treat the most recently registered Affected Shares as Restricted Shares to the extent necessary. Transfers of Affected Shares to Affiliates (as that expression is defined in the Articles) will not affect the chronological order of entry in the Separate Register for this purpose. The Directors do however have the discretion to apply another basis of selection if, in their sole opinion, that would be more equitable. Where the Directors have resolved to treat Affected Shares held by any particular shareholder or shareholders as Restricted Shares (i) because such Affected Shares have given rise to the need to take such action or (ii) because of a change of law or a requirement or direction of a regulatory authority necessitating such action (see above), such powers may be exercised irrespective of the date upon which such Affected Shares were entered in the Separate Register.

The Permitted Maximum is currently set at 49.9%. This maximum level can be reduced at any time if it becomes necessary for the Directors to exercise their powers in the circumstances described above. The decision to make any such reduction or to change the Permitted Maximum from time to time will be published in at least one national newspaper in Ireland and in any country in which the Ordinary Shares or ADRs are listed. The relevant notice will specify the provisions of the Articles that apply to Restricted Shares and the name of the person or persons who will answer queries relating to Restricted Shares on behalf of Ryanair Holdings. The Directors shall publish information as to the number of shares held by EU nationals annually.

In an effort to increase the percentage of its share capital held by EU nationals, on June 26, 2001, Ryanair Holdings instructed the Depositary to suspend the issuance of new ADSs in exchange for the deposit of Ordinary Shares until further notice to its shareholders. Holders of Ordinary Shares cannot convert their Ordinary Shares into ADRs during such suspension, and there can be no assurance that the suspension will ever be lifted.

As a further measure to increase the percentage of Ordinary Shares held by EU nationals, on February 7, 2002, the Company issued a notice to shareholders to the effect that any purchase of interests in Ordinary Shares by a non-EU national after such date will immediately result in the issue of a Restricted Share Notice to such non-EU national purchaser. The Restricted Share Notice compels the non-EU national purchaser to sell the interests in Affected Shares to an EU national within 21 days of the date of issuance. In the event that any such non-EU national shareholder does not sell its interests in Ordinary Shares to an EU national within the specified time period, the Company can then compel such a sale. As a result, non-EU nationals are effectively barred from purchasing Ordinary Shares for as long as these restrictions remain in place. There can be no assurance that these restrictions will ever be lifted.

As an additional measure to manage the Company's EU nationality requirements, at the EGM held on April 19, 2012 the Company obtained a repurchase authority to enable the repurchase of ADRs for up to 5% of the issued share capital of the Company traded on the NASDAQ. This authority (which in 2017 was increased to 10% of the issued share capital of the Company traded on the NASDAQ) was renewed at each subsequent Annual General Meeting up to and including the September 2022 meeting.

In order to protect the Company's operating license and ensure that the Company (and its subsidiary EU airlines) remain majority EU owned and controlled in the event of a no-deal or "hard" Brexit, on March 8, 2019 the Board resolved that with effect from the date on which U.K. nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including U.K.) shareholders would be treated as Restricted Shares.

In anticipation of the end of the Brexit transition period on December 31, 2020, on December 29, 2020 the Company announced that, with effect from January 1, 2021 U.K. nationals would cease to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including U.K. nationals) would be treated as "Restricted Shares" (within the meaning of the Articles of Association). Restricted Share Notices were issued to the registered holder(s) of each Restricted Share specifying that the holder(s) of such shares are not entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares pursuant to Article 41(J)(i) of the Articles of Association. U.K. nationals are not required to dispose of Ordinary Shares which they purchased prior to January 1, 2021.

In January 2021, the Company published a notice in the Financial Times, the Irish Times and the Wall Street Journal to again notify and confirm to shareholders that with effect from January 1, 2021 U.K. nationals ceased to qualify as EU nationals and in accordance with the resolutions passed by the Board of the Company on March 8, 2019, all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including U.K. nationals) are treated as "Restricted Shares" (within the meaning of the Articles of Association).

While the vast majority of non-EU (including U.K.) investors in the Company comply with the prohibition on non-EU nationals acquiring Ordinary Shares and invest instead through the ADRs listed on NASDAQ, the Company has recorded a number of acquisitions of its Ordinary Shares by non-EU nationals since January 1, 2021 in respect of which the relevant investors did not comply with the disposal requirements in the Restricted Share Notices issued to them by the Company. On September 8, 2021, the Company announced that it had initiated a forced sale in accordance with the Articles, that a broker had been appointed to conduct the sale(s) of such Ordinary Shares independently of, and uninfluenced by, the Company over a period of weeks, and that the net proceeds of such sale(s) would be transmitted to the relevant investors in due course. The Company also disclosed that it may initiate further restricted share disposals from time to time and may elect to do so without further announcement. Further restricted share disposals occurred in 2021, 2022 and 2023.

In December 2021, the Company delisted from the London Stock Exchange ("LSE"). Trading on the LSE as a percentage of overall trading volume in Ryanair's Ordinary Shares reduced materially during 2021 such that the volume no longer justified the costs related to such listing and admission to trading. Moreover, delisting from the LSE consolidated trading liquidity to one regulated market for the benefit of all shareholders. The migration away from the LSE was also consistent with the extension of the prohibition on non-EU nationals acquiring Ryanair's Ordinary Shares to include U.K. nationals from January 1, 2021.

Notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company.

Concerns about the foreign ownership restrictions described above could result in the exclusion of Ryanair from certain stock tracking indices. Any such exclusion may adversely affect the market price of the Ordinary Shares and ADRs. See also "Item 3. Key Information—Risk Factors—Risks Related to Ownership of the Company's Ordinary Shares or ADRs—EU Rules impose restrictions on the ownership of Ryanair Holdings' ordinary shares by Non-EU nationals and the Company has applied a ban on the purchase of ordinary shares by Non-EU nationals since 2002" above.

As a result of the measures introduced by the Company on January 1, 2021 to protect the Group's operating licenses under EU Regulation 1008/2008, as at March 31, 2023, EU nationals owned 100% of the Ryanair Holdings' Ordinary Shares with voting rights and approximately 46% of the Ryanair Holdings' Ordinary Shares with economic rights (in each case assuming conversion of all outstanding ADRs into Ordinary Shares).

TAXATION

Irish Tax Considerations

The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs. This discussion is based upon tax laws and practice of Ireland at the date of this document, which are subject to change, possibly with retroactive effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of the relevant securities for all categories of investors.

The discussion is intended only as a general guide based on current Irish law and practice and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor or stockholder. Accordingly, current stockholders or potential investors should satisfy themselves as to the overall tax consequences by consulting their own tax advisers.

Dividends. If Ryanair Holdings plc pays dividends or makes other relevant distributions, the following is relevant:

Withholding Tax. Unless exempted, a withholding tax (currently 25%) will apply to dividends or other relevant distributions paid by an Irish resident company. The withholding tax requirement will not apply to distributions paid to certain categories of Irish resident stockholders or to distributions paid to certain categories of non-resident stockholders.

The following Irish resident stockholders, inter-alia, are exempt from withholding if they make to the Company, in advance of payment of any relevant distribution, an appropriate declaration of entitlement to exemption:

- Irish resident companies;
- Pension schemes approved by the Irish Revenue Commissioners ("Irish Revenue");
- Qualifying fund managers or qualifying savings managers in relation to approved retirement funds ("ARF"s) or approved minimum retirement funds ("AMRF"s);
- Personal Retirement Savings Account ("PRSA") administrators who receive the relevant distribution as income arising in respect of PRSA assets;
- A pan-European Personal Pension Product ("PEPP") provider who is receiving the relevant distribution as income arising in respect of PEPP assets;
- Qualifying employee share ownership trusts;
- Collective investment undertakings;
- Tax-exempt charities;
- Designated brokers receiving the distribution for special portfolio investment accounts;
- Any person who is entitled to exemption from income tax under Schedule F on dividends in respect of an investment in whole or in part of payments received in respect of a civil action or from the Personal Injuries Assessment Board for damages in respect of mental or physical infirmity;
- Certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;
- Any person entitled to exemption to income tax under Schedule F by virtue of Section 192(2) Taxes Consolidation Act ("TCA") 1997;
- Unit trusts to which Section 731(5)(a) TCA 1997 applies; and
- Certain Irish Revenue-approved amateur and athletic sport bodies.

The following non-resident stockholders are exempt from withholding if they make to the Company, in advance of payment of any dividend, an appropriate declaration of entitlement to exemption:

- Persons (other than a company) who (i) are neither resident nor ordinarily resident in Ireland and (ii) are resident for tax purposes in (a) a country which has signed a Double Taxation Agreement with Ireland (a "tax treaty country") or (b) an EU member state other than Ireland;
- Companies not resident in Ireland which are resident in an EU member state or a tax treaty country, by virtue of the law of an EU member state or a tax treaty country and are not controlled, directly or indirectly, by an Irish resident or Irish residents;
- Companies not resident in Ireland which are directly or indirectly controlled by a person or persons who are, by virtue of the law of a tax treaty country or an EU member state, resident for tax purposes in a tax treaty country or an EU member state other than Ireland and which are not controlled directly or indirectly by persons who are not resident for tax purposes in a tax treaty country or EU member state;
- Companies not resident in Ireland the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange; or
- Companies not resident in Ireland that are 75% subsidiaries of a single company, or are wholly owned by two or more companies, in either case the principal classes of shares of which is or are substantially and regularly traded on a recognized stock exchange in a tax treaty country or an EU member state including Ireland or on an approved stock exchange.

In the case of an individual non-resident stockholder resident in an EU member state or tax treaty country, the declaration must be accompanied by a current certificate of tax residence from the tax authorities in the stockholder's country of residence. In the case of both an individual and corporate non-resident stockholder resident in an EU member state or tax treaty country, the declaration also must contain an undertaking by the individual or corporate non-resident stockholder that he, she or it will advise the Company accordingly if he, she or it ceases to meet the conditions to be entitled to the DWT exemption. No declaration is required if the stockholder is a 5% parent company in another EU member state in accordance with section 831 TCA 1997. Neither is a declaration required on the payment by a company resident in Ireland to another company so resident if the company making the dividend is a 51% subsidiary of that other company.

The Irish Department of Finance had sought to introduce a Dividend Withholding Tax Real-Time Reporting system from January 1, 2021. Under this system, Irish resident companies would be required to obtain tax reference numbers from shareholders in advance of making a distribution. A public consultation process between stakeholders, shareholders and representative bodies with the Irish Revenue Commissioners ran between October 2019 and March 2020, the outcomes of which have yet to be published and are expected in due course. One of the main areas of concern raised was in regards the impractically of managing such a system in respect of listed companies who have a large and diverse base of international investors. On May 19, 2020, having regard to the scale of the challenge facing the industry in preparing for the transfer of the Irish equities market to a new settlement system by March 2021, and business challenges and disruption caused by the Covid-19 pandemic, the Irish Revenue Commissioners postponed the planned introduction of the Real-Time Reporting System from January 1, 2021 until an undefined later date. On March 1, 2021 Irish Revenue stated that they will engage with stakeholders in advance of the resumption of the change management program and will ensure that adequate time is allocated to the delivery of any development work associated with Dividend Withholding Tax real-time reporting. Irish Revenue have not made any further statements on the issue.

American Depositary Receipts. Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish companies using ADRs through U.S. depositary banks that have been authorized by the Irish Revenue. Such banks, which receive dividends from the Company and pass them on to the U.S. ADR holders beneficially entitled to such dividends, will be allowed to receive and pass on the gross dividends (i.e., before withholding) based on an "address system" where the recorded addresses of such holder, as listed in the depositary bank's register of depositary receipts, is in the United States.

Taxation on Dividends. Companies' resident in Ireland other than those taxable on receipt of dividends as trading income are exempt from corporation tax on distributions received on Ordinary Shares from other Irish resident companies. Stockholders that are "close" companies for Irish taxation purposes may, however, be subject to a corporation tax surcharge (currently 20%) on undistributed investment income.

Individual stockholders who are resident or ordinarily resident in Ireland are subject to income tax on the gross dividend at their marginal tax rate but are entitled to a credit for the tax withheld by the Company paying the dividend. The dividend will also be subject to the universal social charge. An individual stockholder who is not liable or not fully liable for income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes can also arise for such individuals on the amount of any dividend received from the Company.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to receive dividends without deductions is not liable for Irish tax on the dividends. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, the amount of that withholding will generally satisfy such person's liability for Irish tax, however individual shareholders should confirm this with their own tax adviser.

Capital Gains Tax. A person who is either resident or ordinarily resident in Ireland will generally be liable for Irish capital gains tax on any gain realized on the disposal of the Ordinary Shares or ADRs. The current capital gains tax rate is 33%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the Ordinary Shares or ADRs.

Irish Capital Acquisitions Tax. A gift or inheritance of the Ordinary Shares or ADRs will be within the charge to Irish Capital Acquisitions Tax ("CAT") notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is resident outside Ireland. CAT is charged at a rate of 33% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance or gift of the Ordinary Shares or ADRs is subject to both Irish CAT and foreign tax of a similar character, the foreign tax paid may in certain circumstances be credited in whole or in part against the Irish tax.

Irish Stamp Duty. It is assumed for the purposes of this paragraph that ADRs are dealt in on a recognized stock exchange in the United States (the NASDAQ being a recognised stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADRs by persons purchasing such ADRs or on any subsequent transfer of ADRs. A transfer of Ordinary Shares (including transfers effected through a securities settlement system) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will be subject to duty at the rate of 1% of the consideration given or, in the case of a gift or if the purchase price is inadequate or unascertainable, on the market value of the Ordinary Shares. Transfers of Ordinary Shares that are not liable for duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may be subject to a fixed duty of €12.50.

The Irish Revenue treats a conversion of Ordinary Shares to ADRs made in contemplation of a sale or a change in beneficial ownership (under Irish law) as an event subject to stamp duty at a rate of 1%. The Irish Revenue has indicated that a re-conversion of ADRs to Ordinary Shares made in contemplation of a sale or a change in beneficial ownership (under Irish law) will not be subject to a stamp duty. However, the subsequent sale of the re-converted Ordinary Shares may give rise to Irish stamp duty at the 1% rate. If the transfer of the Ordinary Shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the Ordinary Shares being transferred, nominal stamp duty only may be payable on the transfer. Under Irish law, it is not clear whether the mere deposit of Ordinary Shares for ADRs or ADRs for Ordinary Shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is possible that holders would be subject to stamp duty at the 1% rate when merely depositing Ordinary Shares for ADRs or ADRs for Ordinary Shares and, consequently, the Depositary reserves the right in such circumstances to require payment of stamp duty at the rate of 1% from the holders.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer, although the Irish e-Stamping system allows for 44 days. Late or inadequate payment of stamp duty will result in liability for interest, penalties, and fines.

United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of the Ordinary Shares or ADRs who is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or the ADRs (a "U.S. Holder"). This summary does not purport to be tax advice or a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold, or dispose of the Ordinary Shares or the ADRs. In particular, the summary deals only with U.S. Holders that will hold Ordinary Shares or ADRs as capital assets and generally does not address the tax treatment of U.S. Holders that may be subject to special tax rules such as banks, regulated investment companies, insurance companies, tax-exempt organizations dealers in securities or currencies, partnerships or partners therein, entities subject to the branch profits tax, traders in securities electing to mark to market, persons that own 10% or more of the stock of the Company (measured by vote or value), persons whose "functional currency" is not U.S. dollars or persons that hold the Ordinary Shares or the ADRs as a synthetic security or as part of an integrated investment (including a "straddle" or hedge) consisting of the Ordinary Shares or the ADRs and one or more other positions. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax on net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Ordinary Shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Holders of the Ordinary Shares or the ADRs should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares or the ADRs in light of their particular circumstances, including, in particular, the effect of any foreign, state or local tax laws.

For U.S. federal income tax purposes, holders of the ADRs generally will be treated as the beneficial owners of the Ordinary Shares represented by those ADRs.

Taxation of Dividends

The gross amount of any dividends (including any amount withheld in respect of Irish taxes) paid with respect to the Ordinary Shares, including Ordinary Shares represented by ADRs, will generally be includible in the taxable income of a U.S. Holder when the dividends are received by the holder, in the case of Ordinary Shares, or when received by the Depositary, in the case of ADRs. Such dividends will not be eligible for the "dividends received" deduction allowed to U.S. corporations in respect of dividends from a domestic corporation. Dividends paid in euro generally should be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs. U.S. Holders generally should not be required to recognize any foreign currency gain or loss to the extent such dividends paid in euro are converted into U.S. dollars immediately upon receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the Ordinary Shares or ADRs will be taxable at the preferential rates for "qualified dividends" if (i) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service ("IRS") has approved for the purposes of the qualified dividend rules and (ii) the Company was not, in the year prior to the year in which the dividend is paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a "PFIC"). The Convention between the Government of the United States of America and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, dated as of July 28, 1999 (the "U.S.-Ireland Income Tax Treaty") has been approved for the purposes of the qualified dividend rules. Based on the Company's audited financial statements and relevant market data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 and 2022 taxable years. In addition, based on the Company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, the Company does not expect to be a PFIC for its 2023 taxable year.

Dividends received by U.S. Holders generally will constitute foreign source and "passive category" income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Irish taxes withheld at the appropriate rate from cash dividends on the Ordinary Shares or ADRs may be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or at a U.S. Holder's election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). As a result of recent changes to the U.S. foreign tax credit rules, however, for taxable years beginning after December 28, 2021, Irish dividend withholding taxes generally will need to satisfy certain additional requirements in order for a credit to be allowed.

In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the U.S.-Ireland Income Tax Treaty, the Irish tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Irish dividend withholding tax is uncertain and, accordingly, no assurance can be given that any Irish withholding tax will be creditable. If the Irish dividend withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Irish tax in computing such U.S. Holder's taxable income for U.S. federal income tax purposes. Given the added complexity of the U.S. foreign tax credit rules, U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of Ordinary Shares that are made as part of a *pro rata* distribution to all stockholders generally should not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property instead, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Capital Gains

Upon a sale or other disposition of the Ordinary Shares or ADRs, U.S. Holders will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder's tax basis, determined in U.S. dollars, in the Ordinary Shares or ADRs. Generally, such gains or losses will be capital gains or losses and will be long-term capital gains or losses if the Ordinary Shares or ADRs have been held for more than one year. Short-term capital gains are subject to U.S. federal income taxation at ordinary income rates, while long-term capital gains realized by a U.S. Holder that is an individual generally are subject to taxation at preferential rates. Gains realized by a U.S. Holder generally should constitute income from sources within the United States for foreign tax credit purposes and generally should constitute "passive category" income for such purposes. The deductibility of capital losses, in excess of capital gains, is subject to limitations.

Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADRs should not result in the realization of gain or loss for U.S. federal income tax purposes.

Foreign Financial Asset Reporting

Certain U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to "specified foreign financial assets" in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from, the sale or other disposition of the Ordinary Shares or ADRs that are made within the United States or through certain U.S. related financial intermediaries generally will be subject to information reporting and may also be subject to backup withholding unless the holder (i) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

DOCUMENTS ON DISPLAY

Copies of Ryanair Holdings' Articles may be examined at its registered office and principal place of business at Dublin Office, Airside Business Park, Swords, County Dublin, K67 NY94, Ireland and are also available on the Ryanair website.

Ryanair Holdings also files reports, including Annual Reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 11. *Quantitative and Qualitative Disclosures About Market Risk*

GENERAL

Ryanair is exposed to market risks relating to fluctuations in commodity prices, carbon pricing, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the negative impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

To manage these risks, Ryanair uses various derivative financial instruments, including cross currency swaps, interest rate swaps, foreign currency forward contracts, commodity forwards and options. These derivative financial instruments are generally held to maturity and are not actively traded. The Company enters into these arrangements with the goal of hedging its operational and balance sheet risk. However, Ryanair's exposure to commodity price, interest rate and currency exchange rate fluctuations cannot be neutralized completely.

In executing its risk management strategy, Ryanair currently enters into forward contracts and call options for the purchase of some of the jet fuel (jet kerosene) that it expects to use. It also uses foreign currency forward contracts intended to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar. Furthermore, it enters into interest rate contracts with the objective of fixing certain borrowing costs and hedging principal repayments, particularly those associated with the purchase of new Boeing 737s. Ryanair is also exposed to the risk that the counterparties to its derivative financial instruments may not be creditworthy. If a counterparty was to default on its obligations under any of the instruments described below, Ryanair's economic expectations when entering into these arrangements might not be achieved and its financial condition could be adversely affected. Transactions involving derivative financial instruments are also relatively illiquid as compared with those involving other kinds of financial instruments. It is Ryanair's policy not to enter into transactions involving financial derivatives for speculative purposes.

The following paragraphs describe Ryanair's fuel hedging, carbon hedging, foreign currency and interest rate swap arrangements and analyze the sensitivity of the market value, earnings and cash flows of the financial instruments to hypothetical changes in commodity prices, carbon prices, interest rates and exchange rates as if these changes had occurred at March 31, 2023. The range of changes selected for this sensitivity analysis reflects Ryanair's view of the changes that are reasonably possible over a one-year period.

FUEL PRICE EXPOSURE AND HEDGING

Fuel costs constitute a substantial portion of Ryanair's operating expenses (approximately 43% and 33% of such expenses in fiscal years 2023 and 2022, respectively). Ryanair engages in fuel price hedging transactions from time to time. Fuel hedging is achieved via fuel forward contracts and fuel call options. In a fuel forward transaction Ryanair and a counterparty agree to exchange payments equal to the difference between a fixed price for a given quantity of jet fuel and the market price for such quantity of jet fuel at a given date in the future, with Ryanair receiving the amount of any excess of such market price over such fixed price and paying to the counterparty the amount of any deficit of such fixed price under such market price. In a fuel call option transaction, a counterparty provides Ryanair with the right, but not the obligation, to purchase a fixed price for a given quantity of jet fuel in exchange for the market price at a given date in the future.

Ryanair has historically entered into arrangements providing for substantial protection against fluctuations in fuel prices, generally through forward contracts covering periods of up to 12 to 18 months of anticipated jet fuel requirements. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the Company's results" for additional information on recent trends in fuel costs and the Company's related hedging activities, as well as certain associated risks. See also "Item 5. Operating and Financial Review and

Prospects—Fiscal year 2023 compared with fiscal year 2022—Fuel and oil." For the fiscal year 2023, Ryanair had entered into jet fuel forward and fuel call options covering approximately 81% of fuel requirements (2022: 72%). As of June 30, 2023, the Company had entered into jet fuel forward hedging and fuel call option contracts covering approximately 83% of its estimated requirements for the fiscal year 2024 and approximately 25% of its estimated requirements for the fiscal year 2025 at prices equivalent to approximately U.S.$893 and approximately U.S.$744 per metric ton respectively. The Company has designated the fuel forward and call option contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of fuel price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in the market price of jet fuel. The unrealized gains or losses on outstanding forward and option agreements at March 31, 2023 and 2022, based on their fair values, amounted to a €344m loss and €1,044m gain (gross of tax), respectively. Based on Ryanair's fuel consumption for fiscal year 2023, a change of US$1.00 in the average annual price per metric ton of jet fuel (before the impact of derivatives) would have caused a change of approximately €4.5m in Ryanair's fuel costs. See "Item 3. Key Information—Risk Factors—Risks Related to the Company—Changes in fuel costs and availability affect the company's results."

Under IFRS, the Company's fuel forward contracts are treated as cash-flow hedges of forecast fuel purchases for risks arising from the commodity price of fuel. The contracts are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each fiscal period through equity to the extent effective, with any ineffectiveness recorded through the income statement. In fiscal year 2023, the Company recorded a negative fair-value adjustment of €302m (net of tax), and in fiscal year 2022, the Company recorded a positive fair-value adjustment of €816m (net of tax) within accumulated other comprehensive income in respect of jet fuel forward contracts.

CARBON EXPOSURE AND HEDGING

Ryanair engages in carbon hedging transactions in relation to obligations arising under the EU and U.K. Emission Trading Schemes. This hedging is achieved via forward contracts. As of June 30, 2023, the Company had entered into forward carbon hedging contracts covering approximately 86% of its estimated requirements for the fiscal year 2024 at prices equivalent to approximately €80.10 per allowance. The Company has designated the carbon forward contracts as hedging instruments in a hedge relationship. The Company believes these hedges to be effective for hedge accounting purposes.

While these hedging strategies can cushion the impact on Ryanair of carbon price increases in the short term, in the medium to longer-term, such strategies cannot be expected to eliminate the impact on the Company of an increase in carbon market prices. The unrealized gain on outstanding carbon forward agreements at March 31, 2023, based on their fair values, amounted to a €44m gain. Based on Ryanair's ETS exposure for fiscal year 2023, a change of €1.00 in the average ETS allowance price per CO2 ton would have caused a change of approximately €7m in Ryanair's carbon costs.

In fiscal year 2023, the Group recognized a cost associated with the purchase of carbon credits in the income statement within 'Fuel and oil' of approximately €425m (2022: €51m).

FOREIGN CURRENCY EXPOSURE AND HEDGING

In recent years, Ryanair's revenues have been denominated primarily in two currencies, the euro and the U.K. pound sterling. The euro and the U.K. pound sterling accounted for approximately 68% and 21%, respectively, of Ryanair's total revenues in fiscal year 2023 (2022: 73% and 17% respectively). As Ryanair reports its results in euro, the Company is not exposed to any material currency risk as a result of its euro-denominated activities. Ryanair's operating expenses are primarily euro, U.K. pounds sterling and U.S. dollars. Ryanair's operations can be subject to significant direct exchange rate risks between the euro and the U.S. dollar because a significant portion of its operating costs (particularly those related to fuel purchases) is incurred in U.S. dollars, while practically none of its revenues are denominated in U.S. dollars. Appreciation of the euro against the U.S. dollar positively impacts Ryanair's operating income because the euro equivalent of its U.S. dollar operating costs decreases, while depreciation of the euro against the U.S. dollar negatively impacts operating income. It is Ryanair's policy to hedge a significant portion of its exposure to fluctuations in the exchange rate between the U.S. dollar and the euro. From time to time, Ryanair hedges its operating cashflows in U.K. pound sterling. Ryanair may choose to sell surplus U.K. pound sterling cash flows for euro after satisfying its U.K. pound sterling obligations.

Hedging associated with the income statement. In fiscal years 2023 and 2022, the Company entered into a series of forward contracts, principally euro/U.S. dollar forward contracts to hedge against variability in cash flows arising from market fluctuations in foreign exchange rates associated with its forecast fuel, maintenance and insurance costs. At March 31, 2023, the total unrealized loss relating to these contracts amounted to approximately €37m, compared to a €113m total unrealized gain at March 31, 2022.

Under IFRS, these foreign currency forward contracts are treated as cash-flow hedges of forecast U.S. dollar and U.K. pound sterling purchases to address the risks arising from U.S. dollar and U.K. pound sterling exchange rates. The derivatives are recorded at fair value in the balance sheet and are re-measured to fair value at the end of each reporting period through equity to the extent effective, with ineffectiveness recorded through the income statement. Ryanair considers these hedges to be highly effective in offsetting variability in future cash flows arising from fluctuations in exchange rates, because the forward contracts are timed so as to match exactly the amount, currency and maturity date of the forecast foreign currency-denominated expense being hedged.

Hedging associated with the balance sheet. In prior years, the Company entered into a series of cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar-denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar-denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Company's U.S. dollar-denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all classified as cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Company's underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges.

At March 31, 2023, the fair value of the cross-currency interest rate swap agreements relating to this U.S. dollar-denominated floating rate debt was represented by a gain of €4m (gross of tax) compared to a gain of €5m (gross of tax) in fiscal year 2022. In fiscal year 2023, the Company recorded a positive fair-value adjustment of €3m (net of tax), compared to a positive fair-value adjustment of €4m (net of tax) in fiscal year 2022, within accumulated other comprehensive income in respect of these contracts.

Hedging associated with capital expenditures. During fiscal years 2023 and 2022, the Company also held a series of euro/U.S. dollar contracts to hedge against changes in the fair value of aircraft purchase commitments under the

Boeing contracts, which arise from fluctuations in the euro/U.S. dollar exchange rates. At March 31, 2023, the total unrealized gain relating to these contracts amounted to €260m, compared to €322m unrealized gain at March 31, 2022.

Under IFRS, the Company generally accounts for these contracts as cash-flow hedges. Cash-flow hedges are recorded at fair value in the balance sheet and are re-measured to fair value at the end of the financial period through equity to the extent effective, with any ineffectiveness recorded through the income statement. The Company has found these hedges to be highly effective in offsetting changes in the fair value of the aircraft purchase commitments arising from fluctuations in exchange rates because the forward exchange contracts are always for the same amount, currency and maturity dates as the corresponding aircraft purchase commitments.

A plus or minus change of 10% in relevant foreign currency exchange rates, based on outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2023 would have a positive impact of approximately €46m on the income statement (net of tax) (2022: €26m; 2021: €40m) if the rate fell by 10%, and a negative impact of approximately €38m on the income statement (net of tax) (2022: €2m; 2021: €33m approximately) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive approximately €677m impact (net of tax) on equity if the rate fell by 10% and a negative €554m impact (net of tax) if the rate increased by 10% (2022: €695m positive or €588m negative; 2021: €304m positive or €372m negative).

INTEREST RATE EXPOSURE AND HEDGING

The Company's purchase of 7 of the 509 Boeing 737 aircraft in the fleet as of March 31, 2023 has been funded by financing in the form of loans supported by a loan guarantee from Ex-Im Bank. In addition, the Company has raised unsecured debt via capital market bond issuances and syndicated bank loans. The Company had outstanding cumulative borrowings under the above facilities of €3.57bn with a weighted average interest rate of 1.78% at March 31, 2023. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources" for additional information on these facilities and the related swaps, including a tabular summary of the "Effective Borrowing Profile" illustrating the effect of the swap transactions (each of which is with an established international financial counterparty) on the profile of Ryanair's aircraft-related debt at March 31, 2023. At March 31, 2023, the fair value of the interest rate swap agreements relating to this debt was represented by a gain of approximately €4m (gross of tax), as compared with a gain of approximately €5m at March 31, 2022. See Note 11 to the consolidated financial statements included in Item 18 for additional information.

During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €226m with maturity dates of October 2023. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing.

Interest rate risk. Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2023, a plus one percentage point movement in interest rates would result in a respective increase of approximately €92m (net of tax) in net finance expense (2022: decrease €19m, 2021: increase €6m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €49m in net finance expense in the income statement (2022: increase €33m; 2021: increase €48m) and a nil increase or decrease in equity (2022: nil; 2021: nil). All of the Group's interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Item 12. *Description of Securities Other than Equity Securities*

Holders of ADSs are required to pay certain fees and expenses. The table below sets forth the fees and expenses which, under the deposit agreement between the Company and The Bank of New York Mellon, holders of ADSs can be charged for or which can be deducted from dividends or other distributions on the deposited shares. The Company and The Bank of New York Mellon have also entered into a separate letter agreement, which has the effect of reducing some of the fees listed below.

Persons depositing or withdrawing ADSs must pay:	*For*:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property. Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$0.02 (or less) per ADS.	Any cash distribution to the holder of the ADSs.
$0.02 (or less) per ADS per calendar year.	Depositary services.
A fee equivalent to the fee that would be payable if securities distributed to the holder of ADSs had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed by the issuer to the holders of common securities, which are distributed by the depositary to ADS holders.
Registration or transfer fees.	Transfer and registration of shares on Ryanair's share register to or from the name of the depositary or its agent when the holder of ADSs deposits or withdraws common shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided for in the deposit agreement). Expenses of the depositary in converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common shares underlying ADSs (for example, stock transfer taxes, stamp duty or withholding taxes).	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

Reimbursement of Fees

From April 1, 2022 to June 30, 2023 the Depositary collected annual depositary services fees equal to approximately U.S.$1.7m from holders of ADSs, net of fees paid to the Depositary by the Company.

Item 13. *Defaults, Dividend Arrearages and Delinquencies*

None.

Item 14. *Material Modifications to the Rights of Security Holders and Use of Proceeds*

None.

Item 15. *Controls and Procedures*

DISCLOSURE CONTROLS AND PROCEDURES

The Company has carried out an evaluation, as of March 31, 2023, under the supervision and with the participation of the Company's management, including the Group CEO and Group CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the Group CEO and Group CFO have concluded that, as of March 31, 2023, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company's management, including the Group CEO and Group CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2023, based on the criteria established in the 2013 Framework in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of March 31, 2023.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company's internal control over financial reporting during fiscal year 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. *Reserved*

Item 16A. *Audit Committee Financial Expert*

The Company's Board of Directors has determined that both Dick Milliken and Geoff Doherty qualify as "Audit Committee financial experts" within the meaning of Item 16A. Mr. Milliken and Mr. Doherty are independent for purposes of the listing rules of NASDAQ.

Item 16B. *Code of Ethics*

The Company has adopted a broad Code of Business Conduct and Ethics and an Anti-bribery and Corruption ("ABAC") policy that meets the requirements for a "code of ethics" as defined in Item 16B of Form 20-F. The Code of Business Conduct and Ethics and the ABAC policy applies to the Company's Group CEO, Group CFO, Chief Accounting Officer, controller and persons performing similar functions, as well as to all of the Company's other officers, Directors and employees. The Code of Business Conduct and Ethics and ABAC policy is available on Ryanair's website at http://www.ryanair.com. (Information appearing on the website is not incorporated by reference into this Annual Report.) The Company has not made any amendment to, or granted any waiver from, the provisions of this Code of Business Conduct and Ethics or the ABAC policy that apply to its Group CEO, Group CFO, Chief Accounting Officer, controller or persons performing similar functions during its most recently completed fiscal year.

Item 16C. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is PwC, Dublin, Ireland, PCAOB Auditor Firm ID: 01366.

Audit and Non-Audit Fees

The following table sets forth the fees billed or billable to the Company by its independent auditors during the fiscal years ended March 31, 2023, 2022 and 2021:

	Year ended March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Audit fees	0.8	0.6	0.6
Audit related fees	0.0	0.1	0.1
Tax fees	0.1	—	0.1
Total fees	0.9	0.7	0.8

Audit fees in the above table are the aggregate fees billed or billable by KPMG in fiscal years 2022 and 2021, and by PwC in fiscal year 2023 in connection with the audit of the Company's annual financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including the provision of statutory audits, discussions surrounding the proper application of financial accounting and reporting standards and services provided in connection with certain regulatory requirements including those under the Sarbanes-Oxley Act of 2002.

Audit related fees comprise fees for assurance and services related to audit and other attestation services performed by the auditor as required by statute, regulation or contract and which are not reported under "Audit fees".

Tax fees include fees for all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, work performed in support of other tax-related regulatory requirements and tax compliance reporting.

All Other Fees

No fees were billed for each of the last two fiscal years for products and services other than above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee expressly pre-approves every engagement of Ryanair's independent auditors for all audit and non-audit services provided to the Company.

Item 16D. *Exemptions from the Listing Standards for Audit Committees*

None.

Item 16E. *Purchases of Equity Securities by the Issuer and Affiliated Purchasers*

From April 1, 2022 to July 21, 2023 the Company did not buy any ordinary shares.

See "Item 8. Financial Information—Other Financial Information—Share Buyback Program" and "Item 9. The Offer and Listing—Trading Markets" for further information regarding the Company's Ordinary Share buyback program, pursuant to which all of the shares purchased by the Company and disclosed in the table above were purchased.

Item 16F. *Change in Registrant's Certified Accountant*

Not applicable.

Item 16G. *Corporate Governance*

See "Item 6. Directors, Senior Management and Employees—Directors—Exemptions from NASDAQ Corporate Governance Rules" for further information regarding the ways in which the Company's corporate governance practices differ from those followed by domestic companies listed on NASDAQ.

Item 16H. *Mine Safety Disclosure*

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. *Financial Statements*

Not applicable.

Item 18. *Financial Statements*

RYANAIR HOLDINGS PLC
INDEX TO FINANCIAL STATEMENTS

Independent auditors' report to the members of Ryanair Holdings plc

Report on the audit of the financial statements

Opinion

In our opinion, Ryanair Holdings plc's Consolidated financial statements and Company financial statements (the "financial statements"):

- give a true and fair view of the Group's and the Company's assets, liabilities and financial position as at March 31, 2023 and of the Group's profit and the Group's and the Company's cash flows for the year then ended;
- have been properly prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union and, as regards the Company's financial statements, as applied in accordance with the provisions of the Companies Act 2014; and
- have been properly prepared in accordance with the requirements of the Companies Act 2014 and, as regards the Consolidated financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements, included within the Annual Report, which comprise:

- the Consolidated and Company Balance Sheet as at March 31, 2023;
- the Consolidated Income Statement and Consolidated Statement of Comprehensive Income for the year then ended;
- the Consolidated and Company Statement of Cash Flows for the year then ended;
- the Consolidated and Company Statement of Changes in Shareholders' Equity for the year then ended; and
- the notes to the financial statements, which include a description of the significant accounting policies.

Our opinion is consistent with our reporting to the Audit Committee.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1 to the financial statements, the Group, in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the Consolidated financial statements comply with IFRSs as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (Ireland) ("ISAs (Ireland)") and applicable law. Our responsibilities under ISAs (Ireland) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Ireland, which includes IAASA's Ethical Standard as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by IAASA's Ethical Standard were not provided to the Group or the Company.

Other than those disclosed in note 18 to the financial statements, we have provided no non-audit services to the Group or the Company in the period from April 1, 2022 to March 31, 2023.

Our audit approach

Overview

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Materiality

Audit scope

Key audit matters

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Overall Materiality

- €70.0 million – Consolidated financial statements.
- Based on circa 5% of profit before tax.
- €17.8 million – Company financial statements.
- Based on circa 1% of net assets.

Performance Materiality
- €52.5 million – Consolidated financial statements.
- €13.4 million – Company financial statements.

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Audit scope

- The Group is structured along five airline operations, Ryanair DAC, Ryanair UK, Buzz, Lauda and Malta Air.
- We performed a full scope audit of the complete financial information of Ryanair DAC, the financially significant reporting component which accounts for in excess of 95% of Group revenues and audit procedures over selected other account balances and transactions.
- Taken together, the audit of financial information performed accounts for in excess of 95% of Group revenues, Group total assets and Group total liabilities.

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Key audit matters

- Aircraft component - estimated useful lives and expected residual values (Group).
- Loans and receivables due from subsidiaries (Company).

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The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at where the directors made subjective judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the directors that represented a risk of material misstatement due to fraud.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter
Aircraft component- estimated useful lives and expected residual values (Group) *Refer to Note 1(vi) Critical accounting policies - Long-lived assets, Note 1 (viii) Summary of significant accounting policies - Property, plant and equipment and Note 2 Property, plant and equipment.* Property, plant and equipment amounted to €9,909 million, of which €9,732 million were aircraft related. In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposal, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer, other industry-available information and current market values. We determined this to be a key audit matter due to the judgment exercised by management when estimating the aircraft component's useful lives and expected residual values.	We evaluated and tested certain internal controls related to the assessment of the estimated useful lives and expected residual values assumptions for the aircraft component. To assess the reasonableness of the estimated useful life and expected residual value assumptions we considered a number of factors, including a) external valuations from independent appraisers, b) recommendations from the aircraft manufacturer, c) the age profile of the aircraft and the Group's aircraft renewal programme and d) the Group's own experience of disposal of its aircraft. We also considered the published estimates of certain other international airlines. We assessed the adequacy of the related disclosures. Based on our procedures we determined that the useful life and residual values used by management in respect of the aircraft component to be reasonable.
Loans and receivables due from subsidiaries (Company) *Refer to Note 28 Basis of preparation and significant accounting policies - Loans and borrowings and Note 30 Loans and receivables due from subsidiaries* The Company's loans and receivables due from subsidiaries are carried at amortised cost. The carrying value at March 31, 2023 amounted to €1,603 million. We determined this to be a key audit matter as loans and receivables due from subsidiaries are the principal assets held by the Company.	We obtained a sample of the intercompany agreements and confirmed the balances recorded by the Company with the amounts recorded by the counterparty Group companies to test the existence and accuracy of the Loans and receivables due from subsidiaries. We considered the ability of the counterparty Group companies to meet payments due to the Company if demanded. We concluded that the amounts recorded and related disclosures were appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

The Group is structured along five airline operations being Ryanair DAC, Ryanair UK, Buzz, Lauda and Malta Air.

In establishing the overall approach to the Group audit, we identified one financially significant reporting component, Ryanair DAC, which accounts for in excess of 95% of Group revenues and in our view required an audit of their complete financial information due to its size and financial significance to the Group.

In addition, audit procedures over selected other account balances and transactions were performed. The nature and extent of these audit procedures were determined by our risk assessment.

Taken together, the audit of financial information performed accounts for in excess of 95% of Consolidated revenues, Consolidated total assets and Consolidated total liabilities.

The Group team was responsible for the scope, direction and execution of the audit of the Consolidated and Company financial statements. No work was performed by component auditors.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Consolidated financial statements	*Company financial statements*
Overall materiality	€70.0 million.	€17.8 million.
How we determined it	Circa 5% of profit before tax.	Circa 1% of net assets.
Rationale for benchmark applied	We believe that profit before tax is the most appropriate benchmark for the Group based on the nature of its operations and because in our view this is a metric against which the performance of the Group is commonly measured by its stakeholders.	We believe that net assets is the most appropriate benchmark as the entity is a holding Company whose main activity is the management of investments in subsidiaries.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% of overall materiality, amounting to €52.5 million (Group audit) and €13.4 million (Company audit).

In determining the performance materiality, we considered a number of factors – the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above €3.5 million (Group audit) and €0.9 million (Company audit) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the Group and Company's ability to continue to adopt the going concern basis of accounting included:

- Evaluating the going concern assessment performed by management for the Group and Company;
- Agreeing the underlying cash flow projections to board approved forecasts, assessing key assumptions within the forecast and how these forecasts are compiled;
- Challenging the key assumptions and performing our own independent sensitivities using alternative reasonably possible assumptions;
- Considering the Group's available liquidity, financing and maturity profile to assess liquidity through the going concern assessment period; and
- Assessing the appropriateness of the going concern disclosures in note 1 by evaluating the consistency with the directors' assessment.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's or the Company's ability to continue as a going concern for a period of at least twelve months from the date on which the financial statements are authorised for issue.

RYANAIR GROUP ANNUAL REPORT 2023

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's or the Company's ability to continue as a going concern.

In relation to the Company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

We are required to report if the directors' statement relating to going concern in accordance with Rule 6.1.82 (3) (a) of the Listing Rules for Euronext Dublin is materially inconsistent with our knowledge obtained in the audit. We have nothing to report in respect of this responsibility.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Directors' Report, we also considered whether the disclosures required by the Companies Act 2014 (excluding the information included in the "Non Financial Statement" as defined by that Act on which we are not required to report) have been included.

Based on the responsibilities described above and our work undertaken in the course of the audit, ISAs (Ireland) and the Companies Act 2014 require us to also report certain opinions and matters as described below.

- In our opinion, based on the work undertaken in the course of the audit, the information given in the Directors' Report (excluding the information included in the "Non Financial Statement" on which we are not required to report) for the year ended March 31, 2023 is consistent with the financial statements and has been prepared in accordance with the applicable legal requirements.
- Based on our knowledge and understanding of the Group and Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Directors' Report (excluding the information included in the "Non Financial Statement" on which we are not required to report).
- In our opinion, based on the work undertaken in the course of the audit of the financial statements,
  – the description of the main features of the internal control and risk management systems in relation to the financial reporting process; and
  – the information required by Section 1373(2)(d) of the Companies Act 2014;

  included in the Corporate Governance Statement, is consistent with the financial statements and has been prepared in accordance with section 1373(2) of the Companies Act 2014.

- Based on our knowledge and understanding of the Company and its environment obtained in the course of the audit of the financial statements, we have not identified material misstatements in the description of the main features of the internal control and risk management systems in relation to the financial reporting process and the information required by section 1373(2)(d) of the Companies Act 2014 included in the Corporate Governance Statement.

- In our opinion, based on the work undertaken during the course of the audit of the financial statements, the information required by section 1373(2)(a),(b),(e) and (f) of the Companies Act 2014 and regulation 6 of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 is contained in the Corporate Governance Statement.

Corporate Governance Statement

The Listing Rules and ISAs (Ireland) require us to review the directors' statements in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Company's compliance with the provisions of the UK Corporate Governance Code and the Irish Corporate Governance Annex (the "Code") specified for our review. Our additional responsibilities with respect to the Corporate Governance Statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit and we have nothing material to add or draw attention to in relation to:

- The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The directors' explanation as to their assessment of the Group's and Company's prospects, the period this assessment covers and why the period is appropriate; and
- The directors' statement as to whether they have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities in respect of the Annual Report set out on page 49, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view.

The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to breaches of aircraft safety regulations, environmental regulations and data protection regulations, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the preparation of the financial statements such as the Companies Act 2014 and relevant tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to manipulate financial results and potential management bias in accounting estimates. Audit procedures performed by the engagement team included:

- Discussions with the Audit Committee, Chief Legal Officer, other members of senior management and internal audit, including consideration of known or suspected instances of non-compliance with laws and regulations and fraud;
- Reading the meeting minutes of the Board of Directors, Audit, Nomination, Sustainability, Safety and Remuneration Committees;
- Inspection of internal audit reports and consideration of the related audit impacts;
- Evaluating whether there was evidence of management bias that represents a risk of material misstatement due to fraud, in particular challenging assumptions made by management in relation to the estimated useful lives and expected residual values of the aircraft component;
- Identifying and testing journal entries, including manual revenue entries, unusual account combinations and consolidation journals based on our risk assessment; and
- Designing audit procedures to incorporate elements of unpredictability around the nature and extent of audit procedures performed.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the IAASA website at:

https://www.iaasa.ie/getmedia/b2389013-1cf6-458b-9b8f-a98202dc9c3a/Description_of_auditors_responsibilities_for_audit.pdf

This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the Company's members as a body in accordance with section 391 of the Companies Act 2014 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2014 opinions on other matters

- We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
- In our opinion the accounting records of the Company were sufficient to permit the Company financial statements to be readily and properly audited.
- The Company Balance Sheet is in agreement with the accounting records.

Other exception reporting

Directors' remuneration and transactions

Under the Companies Act 2014 we are required to report to you if, in our opinion, the disclosures of directors' remuneration and transactions specified by sections 305 to 312 of that Act have not been made. We have no exceptions to report arising from this responsibility.

We are required by the Listing Rules to review the six specified elements of disclosures in the report to shareholders by the Board on directors' remuneration. We have no exceptions to report arising from this responsibility.

Prior financial year Non Financial Statement

We are required to report if the Company has not provided the information required by Regulation 5(2) to 5(7) of the European Union (Disclosure of Non-Financial and Diversity Information by certain large undertakings and groups) Regulations 2017 in respect of the prior financial year. We have nothing to report arising from this responsibility.

Prior financial year Remuneration Report

We are required to report if the Company has not provided the information required by Section 1110N of the Companies Act 2014 in respect of the prior financial year. We have nothing to report arising from this responsibility.

Appointment

We were appointed by the directors on September 19, 2022 to audit the financial statements for the year ended March 31, 2023 and subsequent financial periods. This is therefore our first year of uninterrupted engagement.

Paul O'Connor
for and on behalf of PricewaterhouseCoopers
Chartered Accountants and Statutory Audit Firm
Dublin
July 21, 2023

Consolidated Balance Sheet

	Note	At March 31, 2023 €M	At March 31, 2022 €M	At March 31, 2021 €M
Non-current assets				
Property, plant and equipment	2	9,908.9	9,095.1	8,361.1
Right of use assets	3	209.1	133.7	188.2
Intangible assets	4	146.4	146.4	146.4
Derivative financial instruments	11	54.6	185.1	111.3
Other assets	6	168.9	72.1	48.7
Deferred tax	12	6.6	42.3	14.0
Total non-current assets		10,494.5	9,674.7	8,869.7
Current assets				
Inventories	5	6.0	4.3	3.6
Other assets	6	878.6	401.1	179.8
Trade receivables	7 & 11	59.7	43.5	18.6
Derivative financial instruments	11	292.1	1,400.4	106.0
Restricted cash	8 & 11	19.5	22.7	34.1
Financial assets: cash > 3 months	11	1,056.2	934.1	465.5
Cash and cash equivalents	11	3,599.3	2,669.0	2,650.7
Total current assets		5,911.4	5,475.1	3,458.3
Total assets		16,405.9	15,149.8	12,328.0
Current liabilities				
Provisions	13	19.8	9.2	10.3
Trade payables	9	1,065.5	1,029.0	336.0
Accrued expenses and other liabilities	10	4,783.5	2,992.8	1,274.9
Current lease liability	3	43.2	56.9	52.5
Current maturities of debt	11	1,056.7	1,224.5	1,725.9
Current tax	12	66.3	47.7	48.1
Derivative financial instruments	11	386.6	38.6	79.2
Total current liabilities		7,421.6	5,398.7	3,526.9
Non-current liabilities				
Provisions	13	154.5	94.1	47.4
Trade payables	9	—	49.2	179.9
Derivative financial instruments	11	11.2	—	6.4
Deferred tax	12	159.3	266.5	272.4
Non-current lease liability	3	163.1	81.4	130.6
Non-current maturities of debt	11	2,853.2	3,714.6	3,517.8
Total non-current liabilities		3,341.3	4,205.8	4,154.5
Shareholders' equity				
Issued share capital	14	6.9	6.8	6.7
Share premium account	14	1,379.9	1,328.2	1,161.6
Other undenominated capital		3.5	3.5	3.5
Retained earnings		4,180.0	2,880.9	3,232.3
Other reserves	15	72.7	1,325.9	242.5
Shareholders' equity		5,643.0	5,545.3	4,646.6
Total liabilities and shareholders' equity		16,405.9	15,149.8	12,328.0

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy
Chairman
July 21, 2023

Michael O'Leary
Group CEO

Consolidated Income Statement

| | Note | Year ended March 31, | | |
		2023	**2022**	**2021**
		€M	**€M**	**€M**
Operating revenues				
Scheduled revenues	16	6,930.3	2,652.5	1,036.0
Ancillary revenues	16	3,844.9	2,148.4	599.8
Total operating revenues	16	10,775.2	4,800.9	1,635.8
Operating expenses				
Fuel and oil		(4,025.7)	(1,699.4)	(542.6)
Airport and handling charges		(1,240.5)	(813.4)	(287.2)
Staff costs	17	(1,191.4)	(690.1)	(472.2)
Depreciation	2 & 3	(923.2)	(719.4)	(571.0)
Route charges		(903.7)	(551.2)	(187.3)
Marketing, distribution and other		(674.4)	(411.3)	(201.5)
Maintenance, materials and repairs		(373.7)	(255.7)	(206.7)
Aircraft rentals		–	–	(6.7)
Total operating expenses		(9,332.6)	(5,140.5)	(2,475.2)
Operating profit/(loss)		1,442.6	(339.6)	(839.4)
Other (expense)/income				
Finance expense	19	(76.8)	(91.4)	(297.1)
Finance income		42.4	–	16.0
Foreign exchange gain		34.3	1.2	11.8
Total other (expense)/income		(0.1)	(90.2)	(269.3)
Profit/(loss) before tax		1,442.5	(429.8)	(1,108.7)
Tax (expense)/credit	12	(128.7)	189.0	93.6
Profit/(loss) for the year – all attributable to equity holders of parent		1,313.8	(240.8)	(1,015.1)
Basic earnings/(loss) per ordinary share (€)	21	1.1557	(0.2130)	(0.9142)
Diluted earnings/(loss) per ordinary share(€)	21	1.1529	(0.2130)	(0.9142)
Number of weighted average ordinary shares (in Ms)	21	1,136.8	1,130.5	1,110.4
Number of weighted average diluted shares (in Ms)	21	1,139.6	1,130.5	1,110.4

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy
Chairman
July 21, 2023

Michael O'Leary
Group CEO

Consolidated Statement of Comprehensive Income

	Year ended March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Profit/(loss) for the year	1,313.8	(240.8)	(1,015.1)
Other comprehensive (loss)/income:			
Items that are or may be reclassified subsequently to profit or loss:			
Movements in hedging reserve, net of tax:			
Effective portion of changes in fair value of cash-flow hedges	621.6	851.3	691.1
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(291.7)	75.4	4.8
Net hedge ineffectiveness and discontinuation transferred to profit or loss	—	—	(147.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(1,593.9)	157.4	(225.9)
Net movements in cash-flow hedge reserve	(1,264.0)	1,084.1	322.6
Total other comprehensive (loss)/income for the year, net of income tax	(1,264.0)	1,084.1	322.6
Total comprehensive income/(loss) for the year – all attributable to equity holders of parent	49.8	843.3	(692.5)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Stan McCarthy
Chairman
July 21, 2023

Michael O'Leary
Group CEO

Consolidated Statement of Changes in Shareholders' Equity

	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Other Undenominated Capital €M	Other Reserves Hedging €M	Other Reserves €M	Total €M
Balance at March 31, 2020	**1,089.2**	**6.5**	**738.5**	**4,245.0**	**3.5**	**(111.3)**	**32.3**	**4,914.5**
Loss for the year	—	—	—	(1,015.1)	—	—	—	(1,015.1)
Other comprehensive income								
Net movements in cash-flow reserve	—	—	—	—	—	322.6	—	322.6
Total other comprehensive income	—	—	—	—	—	322.6	—	322.6
Total comprehensive (loss)/income	—	—	—	(1,015.1)	—	322.6	—	(692.5)
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	38.9	0.2	423.1	(2.3)	—	—	—	421.0
Share-based payments	—	—	—	—	—	—	3.6	3.6
Transfer of exercised and expired share based awards	—	—	—	4.7	—	—	(4.7)	—
Balance at March 31, 2021	**1,128.1**	**6.7**	**1,161.6**	**3,232.3**	**3.5**	**211.3**	**31.2**	**4,646.6**
Loss for the year	—	—	—	(240.8)	—	—	—	(240.8)
Other comprehensive income								
Net movements in cash-flow reserve	—	—	—	—	—	1,084.1	—	1,084.1
Total other comprehensive income	—	—	—	—	—	1,084.1	—	1,084.1
Total comprehensive (loss)/income	—	—	—	(240.8)	—	1,084.1	—	843.3
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	6.5	0.1	112.2	(65.5)	—	—	—	46.8
Share-based payments	—	—	—	—	—	—	8.6	8.6
Additional share premium on the allotment of shares	—	—	54.4	(54.4)	—	—	—	—
Transfer of exercised and expired share based awards	—	—	—	9.3	—	—	(9.3)	—
Balance at March 31, 2022	**1,134.6**	**6.8**	**1,328.2**	**2,880.9**	**3.5**	**1,295.4**	**30.5**	**5,545.3**
Profit for the year	—	—	—	1,313.8	—	—	—	1,313.8
Other comprehensive loss								
Net movements in cash-flow reserve	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total other comprehensive loss	—	—	—	—	—	(1,264.0)	—	(1,264.0)
Total comprehensive income/(loss)	—	—	—	1,313.8	—	(1,264.0)	—	49.8
Transactions with owners of the Company, recognized directly in equity								
Issue of ordinary equity shares	4.1	0.1	51.7	(20.1)	—	—	—	31.7
Share-based payments	—	—	—	—	—	—	16.2	16.2
Transfer of exercised and expired share based awards	—	—	—	5.4	—	—	(5.4)	—
Balance at March 31, 2023	**1,138.7**	**6.9**	**1,379.9**	**4,180.0**	**3.5**	**31.4**	**41.3**	**5,643.0**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

		Year ended March 31,		
		2023	2022	2021
	Note	€M	€M	€M
Operating activities				
Profit/(loss) after tax		1,313.8	(240.8)	(1,015.1)
Adjustments to reconcile profit/(loss) after tax to net cash from/(used in) operating activities				
Depreciation	2 & 3	923.2	719.4	571.0
(Increase) in inventories	5	(1.7)	(0.7)	(0.3)
Tax expense/(credit) on profit/(loss)	12	128.7	(189.0)	(93.6)
Share-based payments	17	16.2	8.6	3.6
(Increase)/decrease in trade receivables	7	(16.2)	(24.9)	48.9
(Increase) in other assets		(482.0)	(241.4)	(3.5)
Increase/(decrease) in trade payables		31.2	284.6	(407.6)
Increase/(decrease) in accrued expenses & other liabilities		1,788.9	1,722.8	(1,318.8)
Increase/(decrease) in provisions	13	33.7	45.5	(21.9)
Decrease/(increase) in finance expense		4.2	(6.6)	(3.7)
Increase in finance income		10.4	–	–
Foreign exchange, fair value and hedge ineffectiveness		144.7 *	(146.5)*	(294.1)
Income tax (paid)/refunded	12	(4.1)	9.5	87.1
Net cash from/(used in) operating activities		3,891.0	1,940.5	(2,448.0)
Investing activities				
Capital expenditure - purchase of property, plant and equipment		(1,914.7)	(1,181.6)	(294.7)
Supplier reimbursements for property, plant and equipment	2	127.5	113.9	377.6
Proceeds from sale of property, plant and equipment		4.9	110.5	112.1
Decrease in restricted cash	8	3.2	11.4	0.3
(Increase)/decrease in financial assets: cash > 3 months		(122.1)	(468.6)	741.7
Net cash (used in)/from investing activities		(1,901.2)	(1,414.4)	937.0
Financing activities				
Net proceeds from shares issued		31.7	46.8	421.0
Proceeds from borrowings		–	1,192.0 **	2,228.6
Repayments of borrowings		(1,039.4)	(1,722.3)	(950.3)
Lease liabilities paid		(46.3)	(53.0)	(76.8)
Net cash (used in)/from financing activities		(1,054.0)	(536.5)	1,622.5
Increase/(decrease) in cash and cash equivalents		935.8	(10.4)	111.5
Net foreign exchange differences		(5.5)	28.7	(27.2)
Cash and cash equivalents at beginning of year		2,669.0	2,650.7	2,566.4
Cash and cash equivalents at end of year	11	3,599.3	2,669.0	2,650.7
Included in the cash flows from operating activities for the year are the following amounts:				
Interest income received		52.7	–	0.2
Interest expense paid		(75.0)	(86.6)	(59.2)

*Includes an exceptional loss of €131m (2022: exceptional gain of €131m), attributable to the fair value measurement of jet fuel call options.

**€1.2bn bond net of transaction costs.

The accompanying notes are an integral part of the consolidated financial statements.

Notes forming part of the Consolidated Financial Statements

1.   **Basis of preparation and significant accounting policies**

The accounting policies applied in the preparation of the consolidated financial statements for fiscal year 2023 are set out below. These have been applied consistently for all periods presented, except as otherwise stated.

(i) Business activity

Ryanair DAC and its subsidiaries ("Ryanair DAC") has operated as an international airline since commencing operations in 1985. On August 23, 1996, Ryanair Holdings Limited, a newly formed holding company, acquired the entire issued share capital of Ryanair DAC. On May 16, 1997, Ryanair Holdings Limited re-registered as a public limited company, Ryanair Holdings plc (the "Company"). Ryanair Holdings plc and its subsidiaries are hereafter together referred to as "Ryanair Holdings plc" (or "we", "our", "us", "Ryanair", the "Company", the "Ryanair Group", or the "Group") and currently operate a low fares airline Group headquartered in Dublin Office, Airside Business Park, Swords, Dublin, Ireland. Ryanair Holdings plc incorporated Buzz during the year ended March 31, 2018; it acquired Lauda and set-up Ryanair U.K. during the year ended March 31, 2019 and Malta Air during the year ended March 31, 2020. The principal trading activities of the Group are undertaken by Buzz, Lauda, Malta Air and Ryanair DAC.

(ii) Statement of compliance

In accordance with the International Accounting Standards ("IAS") Regulation (EC 1606 (2002)) which applies throughout the European Union ("EU"), the consolidated financial statements have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards ("IFRS") as adopted by the EU ("IFRS as adopted by the EU"), which are effective for the year ended and as at March 31, 2023. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") ("IFRS as issued by the IASB"). The consolidated financial statements have also been prepared in accordance with the Companies Act 2014.

Details of legislative changes and new accounting standards or amendments to accounting standards, which are not yet effective and have not been early adopted in these consolidated financial statements, and the likely impact on future financial statements are set forth below in the prospective accounting changes section.

(iii) Basis of preparation

These consolidated financial statements are presented in euro millions, the euro being the functional currency of the parent entity and the primary Group companies. They are prepared on the historical cost basis, except for derivative financial instruments, which are stated at fair value and share-based payments, which are based on fair value determined as at the grant date of the relevant share options. Certain non-current assets, when they are classified as held for sale, are stated at the lower of cost and fair value less costs to sell.

In adopting the going concern basis in preparing the financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured debt structures, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

Russia's invasion of Ukraine in February 2022, has had a significant disruptive effect on global markets including a subsequent spike in oil prices. Geopolitical events, including the escalation or expansion of hostilities in the conflict in Ukraine, may lead to further trade restrictions and instability across Europe and worldwide. This has resulted in price increases of goods and services globally that may affect Ryanair which has exposure, either directly or indirectly, to certain raw materials, including steel and titanium used for aircraft it purchases and jet fuel.

The Covid-19 pandemic and measures to reduce its spread had, and may again in the future have, a material adverse impact on the Group's business, results of operations, financial condition, and liquidity. At various times since the outbreak of the Covid-19 pandemic in February 2020, governments and other authorities globally implemented a range of travel restrictions including lockdowns, "do not travel" advisories, restrictions on travel from certain international locations, enhanced airport screenings, mandatory quarantine requirements, social distancing, limitations on the number of persons that should be present at public gatherings and other similar restrictive measures. Restrictions and regulations in the future in response to new (vaccine-resistant) variants of Covid-19 or another pandemic could include imposing travel restrictions, quarantines of additional populations (including the Company's personnel), restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data.

The Directors have reviewed the financial forecasts across a range of scenarios. Ryanair has modeled a base case assuming the Group achieves traffic of 185m guests in fiscal year 2024. However, there remains a risk that new (vaccine-resistant) variants of Covid-19 or another pandemic could lead to further travel restrictions being imposed and/or worsening conditions resulting from the invasion of Ukraine. Accordingly, Ryanair has also modeled downside scenarios that include combinations of a decrease in yield, worse than expected load factors and adverse variations in fuel price.

As at June 30, 2023, the Group had a strong liquidity position with cash of over €4.84bn and net cash of €0.98bn, up approximately €0.42bn from March 31, 2023. This level of cash, together with available sources of finance, is sufficient to cover the Group's projected cash requirements for operating expenses, capital expenditure (primarily related to the acquisition of new Boeing 737-8200 aircraft), repayments of indebtedness and payment of corporation tax liabilities as they fall due, within at least the next 12-month period. Furthermore, as at June 30, 2023, Ryanair has 522 unencumbered, owned aircraft (99% of its owned fleet) and a BBB+ (stable outlook) credit rating from both S&P and Fitch Ratings.

Based on the assessment of the adequacy of the financial forecasts, testing various scenarios and considering the uncertainties described above, and current funding facilities outlined, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the financial statements and that there were no material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(iv) New IFRS standards adopted during the year

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2022 and therefore were applied by the Group for the first time to the fiscal year 2023 consolidated financial statements:

• Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective for periods starting on or after January 1, 2022).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results from operations in the year ended March 31, 2023.

(v) Prospective IFRS accounting changes, new standards and interpretations not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations.

- Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).

- Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).

- Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective on or after January 1, 2023).

- Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current – Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).*

- IFRS 17 Insurance Contracts (effective on or after January 1, 2023).

- Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (effective on or after January 1, 2023).

- Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (effective on or after January 1, 2024).*

- Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (effective on or after January 1, 2023).*

- Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).*

*These standards or amendments to standards are not as of yet EU endorsed.

(vi) Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2023, the Group had €9.91bn of property, plant and equipment long-lived assets, of which €9.73bn were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2023, a net liability of €326m (2022: net asset of €1.20bn) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €261m (2022: net asset €330m) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at March 31, 2023 the Group had entered into jet fuel forward contracts covering approximately 75% of its estimated requirements for fiscal year 2024 (with a further 5% covered by jet fuel call options) and approximately 14% of its estimated requirements for H1 fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

(vii) Basis of consolidation

The consolidated financial statements comprise the financial statements of Ryanair Holdings plc and its subsidiary undertakings as of March 31, 2023. Subsidiaries are entities controlled by Ryanair. Control exists when Ryanair is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

All inter-company account balances and any unrealized income or expenses arising from intra-group transactions have been eliminated in preparing the consolidated financial statements.

(viii) Summary of significant accounting policies

Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The results of subsidiary undertakings acquired during the year are included in the consolidated income statement from the date at which control of the entity was obtained. They continue to be included in the consolidated income statement until control ceases.

Foreign currency translation

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in euro, which is the functional currency of the primary Group entities.

Transactions arising in foreign currencies are translated into the respective functional currencies at the rates of exchange in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated to euro at the rate of exchange prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated to euro at foreign exchange rates in effect at the dates the transactions were affected. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on qualifying cash-flow hedges, which are recognized in other comprehensive income.

Segment reporting

The Group determines and presents operating segments based on the information that is provided internally to the Group CEO, who is the Chief Operating Decision Maker (CODM). The Group currently comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC).

The CODM assessed the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period. The objective in making resource allocation decisions is to optimize consolidated financial results.

In fiscal year 2023, Ryanair DAC is a reportable segment for financial reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022 and is included for comparative purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis.

Income statement classification and presentation

Individual income statement captions have been presented on the face of the income statement, together with additional line items, headings, and sub-totals, where it is determined that such presentation is relevant to an understanding of our financial performance, in accordance with IAS 1, "Presentation of Financial Statements". Exceptional items are those that in management's judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information either on a primary statement or in a footnote.

Expenses are classified and presented in accordance with the nature-of-expenses method.

Property, plant and equipment

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. Cost may also include transfers from other comprehensive income of any gain or loss on qualifying cash-flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized, until such time as the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Depreciation is calculated so as to write off the cost, less estimated residual value, of assets on a straight-line basis over their expected useful lives at the following annual rates:

	Rate of Depreciation
Hangar and buildings	3.33 to 5 %
Plant and equipment (excluding aircraft)	20 to 33.3 %
Fixtures and fittings	20 %
Motor vehicles	33.3 %

Aircraft

An element of the cost of an acquired aircraft is attributed on acquisition to its service potential, reflecting the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortized over the shorter of the period to the next maintenance check (usually between 8 and 12 years for Boeing 737 aircraft) or the remaining life of the aircraft. The costs of subsequent major airframe and engine maintenance checks are capitalized and amortized over the shorter of the period to the next check or the estimated remaining life of the aircraft.

The remaining aircraft components are depreciated over their estimated useful lives to estimated residual values. The estimates of useful lives and residual values at year-end are:

Aircraft Type	Number of Owned Aircraft at March 31, 2023	Useful Life	Residual Value
Boeing 737s *	507 (a)	23 years from date of manufacture	15% of current market value of new aircraft, determined periodically

*Including 98 new Boeing 737-8200s

(a) The Group operated 537 aircraft as of March 31, 2023, of which 28 were leased Airbus A320 aircraft.

The Company's estimate of the recoverable amount of aircraft residual values is 15% of current market value of new aircraft, determined periodically, based on independent valuations and actual aircraft disposals during prior periods.

Advance and option payments in respect of aircraft purchase commitments and options to acquire aircraft are recorded at cost and are initially recognized in Trade Payables prior to payment. On acquisition of the related aircraft, these payments are included as part of the cost of aircraft and are depreciated from that date. Where the Company receives reimbursements from the supplier they are reflected as a reduction in the cost of the asset.

Rotable spare parts held by the Company are classified as property, plant and equipment if they are expected to be used over more than one period.

Gains and losses on disposal of items of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized on a net basis within other income/(expenses) in profit or loss.

The Group evaluates, at the end of each reporting period, whether there is any indication that its aircraft may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft's physical condition and operating or cash flow losses associated with the use of the aircraft.

Aircraft maintenance costs

The accounting for the cost of providing major airframe and certain engine maintenance checks for owned aircraft is described in the accounting policy for property, plant and equipment.

For aircraft held under lease agreements, Ryanair is contractually committed to either return the aircraft in a certain condition or to compensate the lessor based on the actual condition of the airframe, engines and life-limited parts upon return. In order to fulfill such conditions of the lease, maintenance, in the form of major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the aircraft to the lessor. The estimated airframe and engine maintenance costs and the costs associated with the restitution of major life-limited parts, are provided for over the lease term for this contractual obligation, based on the present value of the estimated future cost of the major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts, calculated by reference to the number of hours flown or cycles operated during the year. A portion of this provision is offset against the right of use asset, which is immediately depreciated as the liability is incurred as the aircraft is flown. The remaining portion of the provision, relating to normal wear and tear, is charged directly to profit and loss.

All other maintenance costs, other than major airframe overhaul, engine maintenance checks, and restitution of major life-limited parts costs associated with leased aircraft, are expensed as incurred.

Intangible assets - landing rights

Intangible assets acquired are recognized to the extent it is considered probable that expected future benefits will flow to the Company and the associated costs can be measured reliably. Landing rights acquired as part of a business combination are capitalized at fair value at that date and are not amortized, where those rights are considered to be indefinite. The carrying values of those rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment to the carrying values of the Company's intangible assets has been recorded to date.

Financial assets: cash > 3 months

Other financial assets comprise cash deposits of greater than three months' maturity at commencement. All amounts are categorized as amortized cost and are recognized initially at fair value and then subsequently are measured at amortized cost, using the effective interest method in the balance sheet.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward swap contracts and options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group's derivative financial instruments are measured at fair value and recognised as either assets or liabilities in its consolidated balance sheet.

At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement. At March 31, 2023, a net liability of €326m (2022: net asset of €1.20bn) was recognised on balance sheet in respect of the Group's jet fuel forward contracts, foreign currency derivative instruments associated with future jet fuel purchases and carbon credits and a net asset of €261m (2022: net asset €330m) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair's fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the future number of sectors and sector length. All of these assumptions impact upon forecast fuel consumption, and changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer's ability to meet forecast aircraft delivery schedules.

As at March 31, 2023 the Group had entered into jet fuel forward contracts covering approximately 75% of its estimated requirements for fiscal year 2024 (with a further 5% covered by jet fuel call options) and approximately 14% of its estimated requirements for H1 fiscal year 2025. The Group believes these hedges to be effective for hedge accounting purposes.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is based on invoiced price on an average basis for all stock categories. Net realizable value is calculated as the estimated selling price arising in the ordinary course of business, net of estimated selling costs.

Trade and other receivables and payables

Trade and other receivables and payables are stated on initial recognition at fair value plus any incremental direct costs and subsequently at amortized cost, net (in the case of receivables) of any impairment losses, which approximates fair value given the short-dated nature of these assets and liabilities.

Cash and cash equivalents

Cash represents cash held at banks and available on demand and is categorized for measurement purposes as amortized cost.

Cash equivalents are current asset investments (other than cash) that are readily convertible into known amounts of cash, typically cash deposits of more than one day but less than three months at the date of purchase. Deposits with maturities greater than three months but less than one year are recognized as short-term investments, are measured at amortized cost and are carried initially at fair value and then subsequently at amortized cost, using the effective- interest method.

EU Emissions Trading Scheme and U.K. Emissions Trading Scheme ("ETS")

The EU Emissions Trading Scheme and U.K. Emissions Trading Scheme ("ETS"), are cap-and-trade systems for CO_2 emissions to encourage industries to improve their CO_2 efficiency. On an annual basis, the Group surrenders allowances, received via a mixture of free allocations from governing bodies and carbon credits purchased in the external market, to cover carbon emissions. The Group recognizes the cost associated with the purchase of carbon credits as part of the ETS as an expense in the income statement within 'Operating expenses – fuel and oil'. This expense is recognized in line with fuel consumed during the fiscal year as the Group's carbon emissions and fuel consumptions are directly linked.

ETS allowances are recognized and measured at cost, as follows:

a)   Allowances received from governing bodies for free – a nil amount is recognized.

b)   Carbon credits purchased in the external market – are recognized at their purchase price as a prepayment and are presented within 'Other assets' on the Group's balance sheet.

A liability is recognized when carbon emissions produced exceed the allowances received from governing bodies. These excess emissions produced by the Group are measured at fair value, reflecting the expenditure required to settle the present obligation at the reporting date. The liability is presented within 'Accrued expenses and other liabilities' on the Group's balance sheet.

In the Consolidated Statement of Cash Flows, ETS allowances purchased are reflected within operating activities as an increase in other assets.

As noted on pages 199 and 200, the Group's fuel risk management policy includes hedging of ETS exposures. The Group had purchased sufficient carbon credits to satisfy the fiscal year 2023 emissions and as such, the cost of emissions is not deemed to represent a major source of estimation uncertainty.

Interest-bearing loans and borrowings

All loans and borrowings are initially recorded at fair value, being the fair value of the consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest-bearing loans are measured at amortized cost, using the effective interest yield methodology.

Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

Right of use assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. In determining the net present value of lease payments, the Group uses its incremental borrowing rate based on information available at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred.

The Group recognizes a depreciation charge for right of use assets on a straight-line basis over the lease term within depreciation expenses, and an interest expense on lease liabilities within finance expenses in the Group's consolidated income statement. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost using the effective interest method. The interest rate implicit in the lease cannot be readily determined, and therefore the incremental borrowing rate of the Group has been used. The incremental borrowing rate is determined by reference to the borrowing rate the Group would be offered if it took out a securitized loan from a third-party financial institution for a similar amount and similar period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option, if there is a revised in-substance fixed lease payment or if there is a contract modification. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group has lease agreements for aircraft with lease and non-lease components, which the Group has elected to account for as a single lease component.

The Group has elected to take the short-term lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements with an original term of 12 months or less. Lease payments associated with short-term leases are recognized in the Group's consolidated income statement on a straight-line basis over the lease term.

The Group has elected to take the low value lease exemption and, therefore, does not recognize a right of use asset or corresponding liability for lease arrangements for which the underlying value is of low value. Lease payments associated with these leases are recognized in the Group's consolidated income statement on a straight-line basis over the lease term.

In fiscal year 2021, the Group early adopted Covid-19-Related Rent Concessions - Amendment to IFRS 16 issued on May 28, 2020. The amendment introduced an optional practical expedient for leases in which the Group was a lessee - i.e. for leases to which the Group applied the practical expedient, the Group was not required to assess whether eligible rent concessions that were a direct consequence of the Covid-19 pandemic were lease modifications. The Group applied the amendment retrospectively. The amendment had no impact on retained earnings at April 1, 2021 or April 1, 2022.

The Group applied the practical expedient consistently to contracts with similar characteristics and in similar circumstances. For rent concessions in leases to which the Group chose not to apply the practical expedient, or that did not qualify for the practical expedient, the Group assesses whether there was a lease modification.

Provisions and contingencies

A provision is recognized in the balance sheet when there is a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future outflow at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

The Company assesses the likelihood of any adverse outcomes to contingencies, as well as probable losses. We record provisions for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Provisions are re-measured at each reporting date based on the best estimate of the settlement amount.

Revenues

Scheduled revenues relate to the sale of flight seats and associated direct flight fees, including baggage fares and change fees. Scheduled revenues are measured at the amount paid by the passenger, net of taxes, and recognized within unearned revenue at the time of booking. Scheduled revenues are recognized within the income statement at the point in time when the flight service is provided (i.e. when the flight takes place).

Ancillary revenues relate to activities connected with the flight service, including priority boarding, allocated seating and in-flight sales of merchandise. These services are recognized when the performance obligations have been satisfied which, as the majority of the ancillary services are related to passenger flight travel, is at the point in time when the flight service is provided.

The Group has determined it is an agent in relation to associated flight services including car hire, travel insurance, accommodation, airport transfer and parking and airport fast track services as the obligation is to arrange for the services to be provided by a third party and therefore revenue is mainly recognized at the point in time when the service is arranged. This is predominately at the time of booking by the passenger.

Where a flight is cancelled, a passenger is entitled to a cash refund, a voucher for a future flight, or to re-schedule the cancelled flight. Additionally, gift vouchers may be purchased by passengers. Where a voucher is issued, a liability for the amount paid by the passenger is recognized in full and held within unearned revenue until the voucher is utilized against a future flight, when it expires, or when it is probable that it will expire unexercised.

Accordingly, unearned revenue, which is presented as a contract liability within the balance sheet, represents flight seats sold but not yet flown and where a voucher for a future flight has been issued. Unearned revenue is included in accrued expenses and other liabilities.

Where the Group expects to refund some, or all, of the amount paid for a flight service, for instance where a flight is cancelled, a refund liability is recognized for the full amount payable. This is recognized within unearned revenue and included in accrued expenses and other liabilities.

Share-based payments

The Company engages in equity-settled, share-based payment transactions in respect of services received from certain employees as part of the Option Plan 2013 and the LTIP 2019 (collectively "equity settled transactions"). The fair value of the services received is measured by reference to the fair value of the equity settled transactions on the date of the grant. The grant measurement date is the date that a shared understanding of the terms of the award is established between the Company and the employee. The cost of the employee services received in respect of the equity settled transactions granted is recognized in the income statement over the period that the services are received, which is the vesting period, with a corresponding increase in equity. To the extent that service is provided prior to the grant measurement date, the fair value of the equity settled transaction is initially estimated and re-measured at each reporting date until the grant measurement date is achieved. The fair value of the market conditions related to equity settled transactions granted is determined using a binomial lattice option-pricing model, which takes into account the exercise price of the equity settled transactions, the current share price, the risk-free interest rate, the expected volatility of the Ryanair Holdings plc share price over the life of the equity settled transaction, employee early exercise behavior and other relevant factors. Non-market vesting conditions are included in the assumptions about the number of equity settled transactions that are expected to vest. At each reporting date, the Company revises its estimates of the number of options/conditional shares that are likely to vest as a result of non-market conditions. Where the share-based payments give rise to the issue of new share capital, the proceeds received by the Company are credited to share capital (nominal value) and share premium (where applicable) when the share entitlements are exercised.

The Group recognizes the effect of modifications that increase the total fair value of the share-based payment arrangement. The incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity-settled share-based payments transactions vest.

Retirement benefit obligations

The Company provides certain employees with post-retirement benefits in the form of pensions. The Company currently operates a number of defined contribution schemes.

Costs arising in respect of the Company's defined contribution pension schemes (where fixed contributions are paid into the scheme and there is no legal or constructive obligation to pay further amounts) are charged to the income statement in the period in which they are incurred. Any contributions unpaid at the reporting date are included as a liability.

Government grants

Grants that compensate the Company for related expenses incurred are recognized in the income statement on a systematic basis in the periods in which the related expenses are recognized in staff costs.

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and longterm schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2023 (2022: €82m; 2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full. There are no unfulfilled conditions attaching to government assistance at March 31, 2023.

Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. It is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income ("OCI"). The Group has determined that the interest and penalties related to uncertain income tax treatments do not meet the definition of income taxes, and therefore accounted for them under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

Current Tax

Current tax comprises the expected tax payable and receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred Tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantively enacted by the reporting date and expected to apply when the temporary differences reverse.

The following temporary differences are not provided for: (i) the initial recognition of assets and liabilities that effect neither accounting nor taxable profit and (ii) differences relating to investments in subsidiaries to the extent that it is probable they will not reverse in the future.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that a sufficient taxable profit will be available to allow all or part of the deferred tax asset to be realized.

Tax liabilities are based on the best estimate of the likely obligation at each reporting period. These estimates are subject to revision based on the outcome of tax audits and discussions with revenue authorities that can take several years to conclude.

Social insurance, passenger taxes and sales taxes

Social insurance, passenger taxes and sales taxes are recorded as a liability based on laws enacted in the jurisdictions to which they relate. Liabilities are recorded when an obligation has been incurred.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of consideration paid, which includes any directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity, until they are canceled.

Dividend distributions are recognized as a liability in the period in which the dividends are approved by the Company's shareholders.

2.   Property, plant and equipment

	Aircraft €M	Hangar and Buildings €M	Plant and Equipment €M	Fixtures and Fittings €M	Motor Vehicles €M	Total €M
Year ended March 31, 2023						
Cost						
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Additions in year	1,747.0	20.4	9.8	6.6	0.1	1,783.9
Supplier Reimbursements*	(127.5)	–	–	–	–	(127.5)
Disposals in year	(220.5)	–	(0.1)	–	–	(220.6)
At March 31, 2023	15,124.8	155.3	148.3	92.0	5.4	15,525.8
Depreciation						
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Charge for year	815.5	3.9	14.8	4.8	0.2	839.2
Eliminated on disposal	(217.5)	–	0.1	0.2	–	(217.2)
At March 31, 2023	5,393.0	43.2	93.8	81.5	5.4	5,616.9
Net book value						
At March 31, 2023	9,731.8	112.1	54.5	10.5	–	9,908.9

	Aircraft €M	Hangar and Buildings €M	Plant and Equipment €M	Fixtures and Fittings €M	Motor Vehicles €M	Total €M
Year ended March 31, 2022						
Cost						
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Additions in year	1,600.5	10.8	7.3	4.8	–	1,623.4
Supplier Reimbursements*	(113.9)	–	–	–	–	(113.9)
Disposals in year	(355.9)	–	(0.6)	(4.6)	–	(361.1)
At March 31, 2022	13,725.8	134.9	138.6	85.4	5.3	14,090.0
Depreciation						
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Charge for year	638.2	5.3	14.5	6.5	0.3	664.8
Eliminated on disposal	(245.4)	–	(0.5)	(4.5)	–	(250.4)
At March 31, 2022	4,795.0	39.3	78.9	76.5	5.2	4,994.9
Net book value						
At March 31, 2022	8,930.8	95.6	59.7	8.9	0.1	9,095.1

	Aircraft €M	Hangar and Buildings €M	Plant and Equipment €M	Fixtures and Fittings €M	Motor Vehicles €M	Total €M
Year ended March 31, 2021						
Cost						
At March 31, 2020	13,278.9	107.4	127.8	80.7	5.0	13,599.8
Additions in year	274.4	16.7	4.1	4.5	0.3	300.0
Supplier Reimbursements*	(377.6)	–	–	–	–	(377.6)
Contractual amendments*	(496.9)	–	–	–	–	(496.9)
Disposals in year	(83.7)	–	–	–	–	(83.7)
At March 31, 2021	12,595.1	124.1	131.9	85.2	5.3	12,941.6
Depreciation						
At March 31, 2020	4,009.9	29.7	50.6	67.1	4.5	4,161.8
Charge for year	476.0	4.3	14.3	7.4	0.4	502.4
Eliminated on disposal	(83.7)	–	–	–	–	(83.7)
At March 31, 2021	4,402.2	34.0	64.9	74.5	4.9	4,580.5
Net book value						
At March 31, 2021	8,192.9	90.1	67.0	10.7	0.4	8,361.1

At March 31, 2023, aircraft with a net book value of €102m (2022: €692m; 2021: €950m) were mortgaged to lenders as security for loans. Under the security arrangements for the Company's Ex-Im financed Boeing 737-800NG aircraft, the Company does not hold legal title to those aircraft while these loan amounts remain outstanding.

In the year ended March 31, 2023 the Group sold no Boeing 737-800NG aircraft (2022: 10; 2021: 7).

*In December 2020, the Group revised its 2014 Agreement with Boeing to increase its firm orders with Boeing from 135 to 210. The terms of this agreement are confidential, but it sets out a restructured payment schedule over the delivery period from June 2021 to December 2024. This resulted in a reversal of certain pre-delivery trade payables of approximately €497m and the related amount capitalized into PPE above. In addition, the €620m (2023: €128m, 2022: €114m, 2021: €378m) reimbursements related to reasonable, and fair, compensation agreed with Boeing for the delivery delay of the Boeing 737-8200 aircraft and is recorded as a reduction in PPE above.

3. Right of use assets & lease liabilities

Leases under IFRS 16 recognized in Consolidated Income Statement	Year ended March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Interest on lease liabilities	6.8	3.7	4.6
Depreciation charge	84.0	54.5	68.6
Expenses relating to short-term leases	–	–	6.7
Lease charge for the year	**90.8**	**58.2**	**79.9**

Right of use-assets	At March 31,		
	2023	**2022**	**2021**
Balance at beginning of year	133.7	188.2	236.8
Depreciation charge for the year	(84.0)	(54.5)	(68.6)
Additions	47.2	–	27.9
Modification of leases	112.2 *	–	(7.9)
Balance at end of year	**209.1**	**133.7**	**188.2**

Lease Liabilities	At March 31,		
	2023	**2022**	**2021**
Balance at beginning of year	138.3	183.1	245.9
Additions	9.9	–	27.9
Financing cash outflows from lease liabilities	(58.9)	(56.7)	(76.8)
Interest expense	6.8	3.7	4.6
Modification of leases	112.2 *	–	(2.7)
Exchange movements	(2.0)	8.2	(15.8)
Balance at end of year	**206.3**	**138.3**	**183.1**

Lease Liabilities	At March 31,		
	2023	**2022**	**2021**
Current lease liability	43.2	56.9	52.5
Non-current lease liability	163.1	81.4	130.6
Total lease liabilities at end of year	**206.3**	**138.3**	**183.1**

A maturity analysis of our lease liabilities as at March 31, 2023 has been disclosed within Note 11.
* Relates to the extension of 24 Airbus A320 leases during fiscal year 2023.

The Group negotiated rent concessions with its lessors for most of its aircraft leases as a result of the severe impact of the Covid-19 pandemic during fiscal year 2021. The Group applied the practical expedient for Covid-19-related rent concessions consistently to eligible rent concessions. There were no further rent concessions in fiscal year 2022 or 2023.

The amount recognized in profit or loss for the reporting period to reflect changes in lease payments arising from rent concessions to which the Group has applied the practical expedient for Covid-19-related rent concessions is €nil (2022: €nil, 2021: €nil).

RYANAIR GROUP ANNUAL REPORT 2023

4. Intangible assets

	At March 31,		
Landing rights	**2023**	**2022**	**2021**
	€M	**€M**	**€M**
Balance at beginning of year	146.4	146.4	146.4
Balance at end of year	146.4	146.4	146.4

Landing slots were acquired with the acquisition of Buzz Stansted Limited in April 2003 and Lauda in fiscal year 2019.

As these landing slots have no expiry date and are expected to be used in perpetuity, they are considered to be of indefinite life and accordingly are not amortized. The Company also considers that there has been no impairment of the value of these rights to date. The recoverable amount of these rights has been determined on a value-in-use basis, using discounted cash-flow projections for a twenty year period for each route that has an individual landing right. The calculation of value-in-use is most sensitive to the operating margin and discount rate assumptions. Operating margins are based on the existing margins generated from these routes and adjusted for any known trading conditions. The trading environment is subject to both regulatory and competitive pressures that can have a material effect on the operating performance of the business. Foreseeable events, however, are unlikely to result in a change of projections of a significant nature so as to result in the landing rights' carrying amounts exceeding their recoverable amounts. These projections have been discounted based on the estimated discount rate applicable to the asset of 13.4% for 2023, 11.2% for 2022 and 11.5% for 2021.

5. Inventories

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Consumables	6.0	4.3	3.6

6. Other assets

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Prepayments and other assets*	1,037.2	473.2	228.5
Interest receivable	10.3	—	—
	1,047.5	473.2	228.5

*Included in prepayments and other assets are amounts due after 1 year of approximately €169m (2022: €72m; 2021: €49m). Prepayments include €514m (2022: €128m; 2021: €98m) pertaining to EU ETS carbon credits to be utilized within 1 year.

7. Trade receivables

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Trade receivables	59.7	43.5	18.6
	59.7	43.5	18.6

All amounts fall due within one year.

There has been no change to the allowance for impairment during the year (2022: €nil; 2021: €nil). There were no bad debt write-offs in the year (2022: €nil; 2021: €nil).

At March 31, 2023, €5.1m (2022: €3.6m; 2021: €1.0m) of the accounts receivable balance were past due, of which €nil (2022: €nil; 2021: €nil) was impaired and €5.1m (2022: €3.6m; 2021: €1.0m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

8. Restricted cash

Restricted cash consists of approximately €20m (2022: €23m; 2021: €34m) placed in escrow accounts for certain legal cases and appeals (which accounts for the majority of the balance).

9. Trade payables

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Trade payables - Current	1,065.5	1,029.0	336.0
Trade payables - Non-current	—	49.2	179.9
	1,065.5	1,078.2	515.9

During the year ended March 31, 2021, the Group revised its 2014 Agreement with Boeing which resulted in a reversal of certain pre-delivery trade payables of €497m. Refer to Note 2 to the consolidated financial statements for further details.

Trade payable amounts are payable at various dates in the three months after the end of the financial year in accordance with the creditors' usual and customary credit terms.

10. Accrued expenses and other liabilities

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Accruals	1,276.6	953.0	887.3
Indirect tax and duties	720.4	485.6	96.7
Unearned revenue (contract liabilities)	2,786.5	1,554.2	290.9
	4,783.5	2,992.8	1,274.9

Contract liabilities comprise:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Opening contract liabilities	1,554.2	290.9	546.5
Revenue deferred during the year	11,343.0	5,648.4	1,248.0
Revenue recognized during the year	(10,110.7)	(4,385.1)	(1,503.6)
Closing contract liabilities	2,786.5	1,554.2	290.9

Indirect tax and duties comprise:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
PAYE (payroll taxes)	22.5	13.5	11.2
Other tax (principally air passenger duty in various countries)	697.9	472.1	85.5
	720.4	485.6	96.7

Creditors for tax and social insurance are payable in the timeframe set down in the relevant legislation.

11. Financial instruments – Fair values and risk management

The Company utilizes financial instruments to reduce exposures to market risks throughout its business. Borrowings, cash and cash equivalents and liquid investments are used to finance the Company's operations. The Company uses derivative financial instruments, principally jet fuel derivatives, interest rate swaps, cross-currency interest rate swaps, options, and forward foreign exchange contracts to manage commodity risks, interest rate risks and currency exposures and to achieve the desired profile of fixed and variable rate borrowings and leases in appropriate currencies. It is the Company's policy that no speculative trading in financial instruments shall take place.

The main risks attaching to the Company's financial instruments, the Company's strategy and approach to managing these risks, and the details of the derivatives employed to hedge against these risks have been disclosed in this note.

(a) Accounting classifications and fair values

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, by class and category, as at March 31, 2023, 2022 and 2021. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value (including cash and cash equivalents, financial assets: cash > 3 months, restricted cash, trade receivables, other assets, trade payables (current) and accrued expenses).

RYANAIR GROUP ANNUAL REPORT 2023

The carrying value and fair value of the Company's financial assets by class and category at March 31, 2023, 2022 and 2021 were as follows:

	Assets at Amortized Cost €M	Cash-Flow Hedges €M	Fair value through Profit & Loss €M	Total Carrying Value €M	Total Fair Value €M
At March 31, 2023					
Cash and cash equivalents	3,599.3	—	—	3,599.3	—
Financial asset: cash > 3 months	1,056.2	—	—	1,056.2	—
Restricted cash	19.5	—	—	19.5	—
Derivative financial instruments:					
- U.S. dollar currency forward contracts	—	279.4	—	279.4	279.4
- Jet fuel & carbon derivative contracts	—	49.6	—	49.6	49.6
- Jet fuel options	—	14.1	—	14.1	14.1
- Cross-currency swaps	—	3.6	—	3.6	3.6
- GBP currency swaps	—	—	—	—	—
Trade receivables	59.7	—	—	59.7	—
Total financial assets at March 31, 2023	4,734.7	346.7	—	5,081.4	346.7

	Assets at Amortized Cost €M	Cash-Flow Hedges €M	Fair value through Profit & Loss €M	Total Carrying Value €M	Total Fair Value €M
At March 31, 2022					
Cash and cash equivalents	2,669.0	—	—	2,669.0	—
Financial asset: cash > 3 months	934.1	—	—	934.1	—
Restricted cash	22.7	—	—	22.7	—
Derivative financial instruments:					
- U.S. dollar currency forward contracts	—	474.1	—	474.1	474.1
- Jet fuel & carbon derivative contracts	—	956.3	—	956.3	956.3
- Jet fuel options	—	—	150.5	150.5	150.5
- Cross-currency swaps	—	4.6	—	4.6	4.6
- GBP currency swaps	—	—	—	—	—
Trade receivables	43.5	—	—	43.5	—
Total financial assets at March 31, 2022	3,669.3	1,435.0	150.5	5,254.8	1,585.5

	Assets at Amortized Cost €M	Cash-Flow Hedges €M	Fair value through Profit & Loss €M	Total Carrying Value €M	Total Fair Value €M
At March 31, 2021					
Cash and cash equivalents	2,650.7	—	—	2,650.7	—
Financial asset: cash > 3 months	465.5	—	—	465.5	—
Restricted cash	34.1	—	—	34.1	—
Derivative financial instruments:					
- U.S. dollar currency forward contracts	—	208.9	—	208.9	208.9
- Cross-currency swaps	—	3.0	—	3.0	3.0
- GBP currency swaps	—	5.4	—	5.4	5.4
Trade receivables	18.6	—	—	18.6	—
Total financial assets at March 31, 2021	3,168.9	217.3	—	3,386.2	217.3

The carrying values and fair values of the Company's financial liabilities by class and category were as follows:

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2023					
Current maturities of debt	1,056.7	—	—	1,056.7	1,051.7
Non-current maturities of debt	2,853.2	—	—	2,853.2	2,740.7
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	48.0	—	48.0	48.0
-Jet fuel & carbon derivative contracts	—	349.8	—	349.8	349.8
Trade payables (Current)	1,065.5	—	—	1,065.5	—
Trade payables (Non-current)	—	—	—	—	—
Accrued expenses	1,276.6	—	—	1,276.6	—
Total financial liabilities at March 31, 2023	6,252.0	397.8	—	6,649.8	4,190.2

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2022					
Current maturities of debt	1,224.5	—	—	1,224.5	1,224.5
Non-current maturities of debt	3,714.6	—	—	3,714.6	3,727.7
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	—	31.0	31.0	31.0
-Jet fuel & carbon derivative contracts	—	7.6	—	7.6	7.6
Trade payables (Current)	1,029.0	—	—	1,029.0	—
Trade payables (Non-current)	49.2	—	—	49.2	49.2
Accrued expenses	953.0	—	—	953.0	—
Total financial liabilities at March 31, 2022	6,970.3	7.6	31.0	7,008.9	5,040.0

	Liabilities at Amortized Cost	Cash-Flow Hedges	Fair value through Profit & Loss	Total Carrying Value	Total Fair Value
	€M	€M	€M	€M	€M
At March 31, 2021					
Current maturities of debt	1,725.9	—	—	1,725.9	1,725.9
Non-current maturities of debt	3,517.8	—	—	3,517.8	3,630.5
Derivative financial instruments:					
-U.S. dollar currency forward contracts	—	40.0	25.8	65.8	65.8
-Jet fuel derivative contracts	—	19.8	—	19.8	19.8
Trade payables (Current)	336.0	—	—	336.0	—
Trade payables (Non-current)	179.9	—	—	179.9	179.9
Accrued expenses	887.3	—	—	887.3	—
Total financial liabilities at March 31, 2021	6,646.9	59.8	25.8	6,732.5	5,621.9

RYANAIR GROUP ANNUAL REPORT 2023

(b) **Measurement of fair values**

Valuation techniques

Financial instruments measured at fair value in the balance sheet are categorized by the type of valuation method used.

The different valuation levels are defined as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.

- Level 3: Significant unobservable inputs for the asset or liability.

The following paragraphs describe the valuation techniques used in measuring Level 2 and Level 3 fair values for each material class of financial instruments in the consolidated balance sheet, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

Derivatives – currency forwards, jet fuel forward contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2023 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

Derivatives – jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

Financial instruments not measured at fair value

Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at the relevant reporting year end date to arrive at a fair value representing the amount payable to a third party to assume the obligations.

Trade payables: The value of trade payables has not been discounted as the effects of discounting would not be material.

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2023				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	279.4	–	279.4
Cross-currency swaps	–	3.6	–	3.6
Jet fuel & carbon derivative contracts	–	63.7	–	63.7
	–	346.7	–	346.7
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	48.0	–	48.0
Jet fuel & carbon derivative contracts	–	349.8	–	349.8
	–	397.8	–	397.8
Financial liabilities not measured at fair value				
Debt	–	3,792.4	–	3,792.4
Non-current trade payables	–	–	–	–
	–	3,792.4	–	3,792.4
Total	–	4,536.9	–	4,536.9

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2022				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	474.1	–	474.1
Jet fuel & carbon derivative contracts	–	1,106.8	–	1,106.8
Cross-currency swaps	–	4.6	–	4.6
	–	1,585.5	–	1,585.5
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	31.0	–	31.0
Jet fuel & carbon derivative contracts	–	7.6	–	7.6
	–	38.6	–	38.6
Financial liabilities not measured at fair value				
Debt	–	4,952.2	–	4,952.2
Non-current trade payables	–	49.2	–	49.2
	–	5,001.4	–	5,001.4
	–	6,625.5	–	6,625.5

	Level 1 €M	Level 2 €M	Level 3 €M	Total €M
At March 31, 2021				
Derivative assets measured at fair value for risk management purposes				
U.S. dollar currency forward contracts	–	208.9	–	208.9
Jet fuel derivative contracts	–	5.4	–	5.4
Cross-currency swaps	–	3.0	–	3.0
	–	217.3	–	217.3
Derivative liabilities measured at fair value for risk management purposes				
U.S. currency forward contracts	–	65.8	–	65.8
Jet fuel derivative contracts	–	19.8	–	19.8
	–	85.6	–	85.6
Financial liabilities not measured at fair value				
Debt	–	5,356.4	–	5356.4
Non-current trade payables	–	179.9	–	179.9
	–	5,536.3	–	5,536.3
Total	–	5,839.2	–	5,839.2

Transfers between Levels 1 and 2 and transfers out of Level 3

During the years ended March 31, 2023, 2022 and 2021 there were no transfers between Level 1 and Level 2 fair-value measurements, and no transfers into or out of Level 3 fair-value measurement.

(c) **Financial risk management**

Risk management framework

The Audit Committee of the Board of Directors has responsibility for monitoring the treasury policies and procedures of the Group, which include controls over the procedures used to manage the main financial risks arising from the Group's operations. Such risks comprise market risks including commodity price, foreign exchange and interest rate risks, credit risk and liquidity risk. The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts and call options for the purchase of its jet fuel (jet kerosene) and carbon credit (Emission Trading Scheme) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel. At March 31, 2023 all derivatives are designated as cash flow hedges. With the exception of the time value of jet fuel call options, all gains and losses are taken to other reserves. The time value of jet fuel call options is excluded from the designated hedging instrument, with movements in time value recognised in the income statement.

Market risk

Ryanair is exposed to market risks relating to fluctuations in commodity prices, interest rates and currency exchange rates. The objective of financial risk management at Ryanair is to minimize the impact of commodity price, interest rate and foreign exchange rate fluctuations on the Company's earnings, cash flows and equity.

The Group uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Audit Committee. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies is the euro. The main currencies in which non-euro transactions occur giving rise to foreign currency risk are primarily denominated in U.S. dollars and U.K. pounds sterling.

The Company manages this risk by typically matching U.K. pounds sterling revenues against U.K. pounds sterling costs. Surplus U.K. pounds sterling revenues are sometimes used to fund forward foreign exchange contracts to hedge U.S. dollar currency exposures that arise in relation to fuel, maintenance, aviation insurance, and capital expenditure costs and typically U.K. pounds sterling are converted into euro. Additionally, the Group swaps euro for U.S. dollars using forward currency contracts to cover any expected U.S. dollar outflows for these costs. From time to time, the Company also swaps U.K. pounds sterling for euro using forward currency contracts to hedge expected future surplus U.K. pounds sterling. From time to time the Group also enters into cross-currency interest rate swaps to hedge against fluctuations in foreign exchange rates and interest rates in respect of U.S. dollar denominated borrowings.

Forward currency contracts are designated as cash-flow hedges of forecasted U.S. dollar payments and have been determined to be highly effective in offsetting variability in future cash flows arising from the fluctuation in the U.S. dollar and euro exchange rates for the forecasted U.S. dollar purchases.

In these hedge relationships, the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness loss of €nil on ineffective currency cash-flow hedges for fiscal year 2023 (2022: €nil, 2021: €8m loss).

Exposure to currency risk

The summary quantitative data about the Group's exposure to currency risk as reported to the management of the Group is as follows:

	At March 31,								
	2023			**2022**			**2021**		
	GBP	**U.S.$**	**Euro €**	**GBP**	**U.S.$**	**Euro €**	**GBP**	**U.S.$**	**Euro €**
	£M	**$M**	**€M**	**£M**	**$M**	**€M**	**£M**	**$M**	**€M**
Monetary assets									
U.K. pounds sterling cash and liquid resources	78.1	—	88.8	28.3	—	33.6	8.1	—	9.5
U.S. Dollar cash and liquid resources	—	671.3	619.3	—	386.8	349.6	—	506.7	432.0
	78.1	671.3	708.1	28.3	386.8	383.2	8.1	506.7	441.5

	At March 31,								
	2023			**2022**			**2021**		
	GBP	**U.S.$**	**Euro €**	**GBP**	**U.S.$**	**Euro €**	**GBP**	**U.S.$**	**Euro €**
	£M	**$M**	**€M**	**£M**	**$M**	**€M**	**£M**	**$M**	**€M**
Monetary liabilities									
U.S. dollar long term debt	—	280.8 *	259.1	—	311.3 *	281.3	—	95.7	81.6
U.K. GBP debt	—	—	—	—	—	—	597.3	—	701.8
Pre-delivery payments due to Boeing	—	669.2	617.4	—	296.2	267.7	—	517.3	441.1
	—	950.0	876.5	—	607.5	549.0	597.3	613.0	1,224.5

*During the year ended March 31, 2022, the Group issued promissory notes to the value of approximately €230m (U.S.$250m) with maturity dates of 31 October 2023. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

The following exchange rates have been applied:

	At March 31,		
	2023	**2022**	**2021**
	€	**€**	**€**
USD 1.0000	1.0839	1.1065	1.1728
GBP 1.0000	0.8791	0.8422	0.8510

The notional principal amounts of forward foreign exchange contracts are as follows:

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Within Year 1	5,873.1	4,607.7	1,506.9
Greater than 1 Year	1,203.5	2,097.8	1,562.4
Total	7,076.6	6,705.5	3,069.3

The notional principle amount of outstanding forward foreign exchange contracts at March 31, 2023 are treated as cash flow hedges to hedge jet fuel, capital expenditure and maintenance contracts in U.S. dollars. As at March 31, 2023 the hedged U.S. dollar rate is approximately U.S.$1.13 to €1.00.

Sensitivity analysis

If the rate fell by 10% outstanding foreign currency-denominated financial assets and financial liabilities at March 31, 2023 would have a positive impact of €46m on the income statement (net of tax) (2022: €26m; 2021: €40m) and a negative impact of €38m on the income statement (net of tax) (2022: €2m; 2021: €33m) if the rate increased by 10%. The same movement of 10% in foreign currency exchange rates would have a positive €677m impact (net of tax) on equity if the rate fell by 10% and a negative €554m impact (net of tax) if the rate increased by 10% (2022: €695m positive or €588m negative; 2021: €304m positive or €372m negative).

Interest rate risk

The Group's objective for interest rate risk management is to reduce interest-rate risk through a combination of financial instruments, which lock in interest rates on debt and by matching a proportion of floating rate assets with floating rate liabilities. In line with the above interest rate risk management strategy, the Group has entered into a series of interest rate swaps to hedge against fluctuations in interest rates for certain floating rate financial arrangements and certain other obligations.

The Group also utilizes cross currency interest rate swaps to manage exposures to fluctuations in foreign exchange rates of U.S. dollar denominated floating rate borrowings, together with managing the exposures to fluctuations in interest rates on these U.S. dollar denominated floating rate borrowings. Cross currency interest rate swaps are primarily used to convert a portion of the Group's U.S. dollar denominated debt to euro and floating rate interest exposures into fixed rate exposures and are set so as to match exactly the critical terms of the underlying debt being hedged (i.e. notional principal, interest rate settings, re-pricing dates). These are all designated in cash-flow hedges of the forecasted U.S. dollar variable interest payments on the Group's underlying debt and have been determined to be highly effective in achieving offsetting cash flows. Accordingly, no ineffectiveness has been recorded in the income statement relating to these hedges in the current year.

Floating interest rates on financial liabilities are referenced to European interbank interest rates (EURIBOR). Secured long-term debt and interest rate swaps typically re-price on a quarterly basis. The Group uses current interest rate settings on existing floating rate debt at each year-end to calculate contractual cash flows. Fixed interest rates on financial liabilities are fixed for the duration of the underlying structures.

Exposures to interest rate risk

The following was the maturity profile of the Group's financial liabilities (excluding aircraft provisions, trade payables and accrued expenses).

At March 31, 2023	Weighted average rate (%)	2024 €M	2025 €M	2026 €M	2027 €M	2028 - 2031 €M	Total €M
Fixed rate							
Secured debt	2.43%	16.2	12.3	—	—	—	28.5
Unsecured debt	1.39%	1,040.5 *	46.0	846.1	1,198.8	—	3,131.4
Debt	1.39%	1,056.7	58.3	846.1	1,198.8	—	3,159.9
Lease liabilities - right of use	4.37%	43.2	38.4	31.8	32.2	60.7	206.3
Total fixed rate debt		1,099.9	96.7	877.9	1,231.0	60.7	3,366.2
Floating rate							
Unsecured long term debt	3.45%	—	750.0 **	—	—	—	750.0
Total floating rate debt	3.45%	—	750.0	—	—	—	750.0
Total financial liabilities		1,099.9	846.7	877.9	1,231.0	60.7	4,116.2

 * Includes promissory notes amounting to approx. €230m
** Refinanced post year end (May 2023) with unsecured RCF at lower margin maturing May 2028

At March 31, 2022	Weighted average rate (%)	2023 €M	2024 €M	2025 €M	2026 €M	2027 - 2028 €M	Total €M
Fixed rate							
Secured debt	2.43%	62.9	52.2	12.0	—	—	127.1
Unsecured debt	1.31%	1,140.9 *	807.7	47.8	847.0	1,197.9	4,041.3
Debt	1.35%	1,203.8	859.9	59.8	847.0	1,197.9	4,168.4
Lease liabilities - right of use	2.33%	56.9	51.0	26.2	3.1	1.1	138.3
Total fixed rate debt		1,260.7	910.9	86.0	850.1	1,199.0	4,306.7
Floating rate							
Secured long term debt	0.14%	20.7	—	—	—	—	20.7
Unsecured long term debt	0.75%	—	—	750.0	—	—	750.0
Total floating rate debt	0.73%	20.7	—	750.0	—	—	770.7
Total financial liabilities		1,281.4	910.9	836.0	850.1	1,199.0	5,077.4

 * Includes promissory notes amounting to approx. €226m

At March 31, 2021	Weighted average rate (%)	2022 €M	2023 €M	2024 €M	2025 €M	2026 - 2027 €M	Total €M
Fixed rate							
Secured debt	2.47%	63.5	61.4	51.3	11.3	—	187.5
Unsecured debt	1.46%	1,617.4	916.2	808.9	49.0	849.0	4,240.5
Debt	1.50%	1,680.9	977.6	860.2	60.3	849.0	4,428.0
Lease liabilities - right of use	2.39%	52.5	53.8	48.1	24.8	3.9	183.1
Total fixed rate debt		1,733.4	1,031.4	908.3	85.1	852.9	4,611.1
Floating rate							
Secured long term debt	0.70%	45.0	20.7	—	—	—	65.7
Unsecured long term debt		—	—	—	750.0	—	750.0
Total floating rate debt	0.70%	45.0	20.7	—	750.0	—	815.7
Total financial liabilities		1,778.4	1,052.1	908.3	835.1	852.9	5,426.8

RYANAIR GROUP ANNUAL REPORT 2023

The Group holds significant cash balances that are invested on a short-term basis. At March 31, 2023, all of the Group's cash and liquid resources attracted a weighted average interest rate of 3.02% (2022: -0.31%; 2021: -0.26%). Interest rates on cash and liquid resources are generally based on the appropriate EURIBOR or bank rates dependent on the principal amounts on deposit.

	At March 31,		
	2023	**2022**	**2021**
	Within 1 year	**Within 1 year**	**Within 1 year**
Financial assets	**€M**	**€M**	**€M**
Cash and cash equivalents	3,599.3	2,669.0	2,650.7
Cash > 3 months	1,056.2	934.1	465.5
Restricted cash	19.5	22.7	34.1
Total financial assets	4,675.0	3,625.8	3,150.3

Derivative financial instruments – Interest rate risk exposure

The Group has cross currency swaps to swap fixed rate U.S. dollar denominated debt of U.S.$30.9m (2022: U.S.$48.1m; 2021: U.S.$65m) into a fixed rate euro debt of €24.5m (2022: €38m; 2021: €52m). As at March 31, 2023 the hedged euro fixed interest rate varies between 1.54% to 1.79% depending on the various tranches.

Sensitivity analysis

Based on the levels of and composition of year-end interest bearing assets and liabilities, including derivatives, at March 31, 2023, a plus one percentage point movement in interest rates would result in a respective increase of approximately €92m (net of tax) in net finance expense (2022: decrease €19m, 2021: increase €6m) and a minus one percentage point movement in interest rates would result in a respective decrease of approximately €49m in net finance expense in the income statement (2022: increase €33m; 2021: increase €48m) and a nil increase or decrease in equity (2022: nil; 2021: nil). All of the Group's interest rate swaps (to the extent that it has any) are used to swap variable rate debt to fixed rate debt; consequently, any changes in interest rates would have an equal and opposite income statement effect for both the interest rate swaps and the debt.

Jet fuel and carbon credits price risk

The Group's historical fuel risk management policy has been to hedge up to approximately 90% of the forecast fuel consumption to ensure that the future cost per gallon of fuel is locked in. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in global jet fuel prices. However, when deemed to be in the best interests of the Group, the Group does not necessarily hedge up to this limit. At March 31, 2023, the Group had entered into forward hedging covering approximately 81% of the Group's estimated fuel exposure for fiscal year 2024 and 8% of the Group's estimated fuel exposure for fiscal year 2025.

The Group utilizes jet fuel forward contracts and jet fuel call options to manage exposure to jet fuel prices. These are used to hedge the Group's forecasted fuel purchases and are arranged so as to match as closely as possible against forecasted fuel delivery and payment requirements. These contracts are designated as cash-flow hedges of forecasted fuel payments and have been determined to be highly effective in offsetting variability in future cash flows arising from fluctuations in jet fuel prices.

The Group has entered into jet fuel forward contracts with a number of counterparties to hedge jet fuel purchases over a period of up to 18 to 24 months. The notional amount of these contracts are €3.3bn (2022: €1.8bn; 2021: €609m) at an average hedged rate of approximately U.S.$885 per metric tonne. (2022: U.S.$640; 2021: U.S.$545).

RYANAIR GROUP ANNUAL REPORT 2023

In these hedging relationships the main sources of ineffectiveness are changes in the timing of the hedged transactions. The Group recorded a hedge ineffectiveness charge of €nil in fiscal year 2023 (2022: €nil, 2021: €219m) in relation to jet fuel hedges (€nil in relation to jet fuel swaps, and €nil in relation currency forward contracts).

The European Union Emissions Trading System ("EU-ETS") is applicable to airlines from January 1, 2012. Ryanair recognizes the cost associated with the purchase of carbon credits as part of the EU-ETS as an expense in the income statement. This expense is recognized in line with fuel consumed during the fiscal year as the Group's carbon emissions and fuel consumptions are directly linked.

The Group's fuel risk management policy includes hedging of the Group's EU-ETS and UK-ETS (carbon) exposures. This policy was adopted to prevent the Group being exposed, in the short term, to adverse movements in carbon credit prices. However, when deemed to be in the best interests of the Group, it may deviate from this policy. At March 31, 2023, the Group had hedged approximately 54% of the Group's estimated carbon exposure for fiscal year 2024 at approximately €75 per EUA (2022: fiscal year 2023 was 85% hedged at €48) and £72 per UKA (2022: £75).

Sensitivity Analysis

A plus or minus change of 10% in the price of jet fuel at March 31, 2023 would have a -€7m impact (2022: -€40m) on the income statement (net of tax) if the price fell by 10% and an +€4m impact (2022: +€47m) if the price increased by 10%. The same movement of 10% in the price of jet fuel at March 31, 2023 would have a -€258m impact (2022: -€234m) on equity if the price fell by 10% and a +€258m impact (2022: +€234m) if the price increased by 10%.

A plus or minus change of 10% in the price of carbon at March 31, 2023 would have a €nil impact (2022: nil) on the income statement (net of tax) if the price fell by 10% and a €nil impact (2022: nil) if the price increased by 10%. The same movement of 10% in the price of carbon at March 31, 2023 would have a -€32m impact (2022: -€26m) on equity if the price fell by 10% and a +€32m impact (2022: +€26m) if the price increased by 10%.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from trade receivables, cash and cash equivalents, derivatives and guarantees.

Trade receivables

The Group's revenues derive principally from airline travel on scheduled services, internet income and in-flight and related sales. Revenue is primarily derived from European routes. No individual customer accounts for a significant portion of total revenue.

At March 31, 2023, €5.1m (2022: €3.6m; 2021: €1.0m) of the accounts receivable balance were past due, of which €nil (2022: €nil; 2021: €nil) was impaired and €5.1m (2022: €3.6m; 2021: €1.0m) was considered past due but not impaired for which the expected credit loss was considered immaterial.

Cash and cash equivalents

The Group holds significant cash balances, which are classified as either cash and cash equivalents or financial assets >3 months. These deposits and other financial instruments (principally certain derivatives and loans as identified above) give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty through regular review of counterparties' market-based ratings, Tier 1 capital level and credit default swap rates and by taking into account bank counterparties' systemic importance to the financial systems of their home countries. The Group limits the concentration of risk in relation to any one institution for cash and cash equivalents. Deposits are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor's ("S&P"), Moody's and Fitch ratings. The Group also monitors where counterparty credit default swaps are trading. The maximum exposure arising in the event of default on the part of the counterparty is the carrying value of the relevant financial instrument. The Group is authorized to place funds on deposit for periods up to 18 months.

Derivatives

In line with the Group's policies and procedures, derivatives are entered into with parties that have high investment grade credit ratings from the main rating agencies, including Standard & Poor's ("S&P"), Moody's and Fitch ratings. The Group also avoids concentration of risk in relation to derivative counterparties.

Guarantees

At March 31, 2023, the Group has provided approximately €4.12bn (2022: €5.09bn; 2021: €5.43bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities and commitments of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Liquidity risk and capital management

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial activities that are settled by delivering cash or another financial asset. The Group's objective when managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when they fall due and to provide adequately for contingencies.

The Group's cash and liquid resources comprise cash and cash equivalents, short-term investments and restricted cash. The Group defines the capital that it manages as the Group's long-term debt and equity. The Group's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to maintain sufficient financial resources to mitigate against risks and unforeseen events. In addition, the Group aims to achieve the best available return on investments of surplus cash – subject to credit risk and liquidity constraints.

The Group finances its working capital requirements through a combination of cash generated from operations, bank loans and debt capital market issuances for general corporate purposes including the acquisition of aircraft. The Group had cash and liquid resources at March 31, 2023 of €4,675m (2022: €3,626m; 2021: €3,150m). During the year, the Group had a net cash outflows of €1,782m in relation to property, plant and equipment (2022: outflow of €957m; 2021: inflow of €195m). Cash generated from operations has been the principal source for these cash requirements

RYANAIR GROUP ANNUAL REPORT 2023

during the year. The Group repaid an €850m 1.125% Eurobond under EMTN programme in March 2023 and repaid €51m of Ex-Im debt early.

The Board of Directors periodically reviews the capital structure of the Group, considering the cost of capital and the risks associated with each class of capital. The Board approves any material adjustments to the capital structure in terms of the relative proportions of debt and equity.

Management believes that the working capital available to the Group is sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for fiscal year 2024.

At March 31, 2023, the Group had total borrowings of €4,116m (2022: €5,077m; 2021: €5,427m), including capitalized leases (under IFRS 16) of €206m (2022: €138m; 2021: €183m) from various financial institutions and the debt capital markets. Financing for the acquisition of 7 Boeing 737-800NG aircraft (2022: 50; 2021: 66) was provided on the basis of guarantees granted by the Ex-Im Bank. The guarantees are secured with a first fixed mortgage on the delivered aircraft. The remaining long-term debt relates to three unsecured Eurobonds, with a cumulative amount of €2,792m, a €750m unsecured syndicate bank loan, and 29 aircraft held under operating leases in right of use assets.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. These amounts are gross and undiscounted and include estimated contractual interest payments. The total contractual cash flows for the derivative financial instruments have been presented to reflect the gross settled amounts associated with the currency and commodity forward contracts.

At March 31, 2023	Total Carrying Value €M	Total Contractual Cash Flows €M	2024 €M	2025 €M	2026 €M	2027 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.39%	3,159.9	3,284.4	1,100.6	93.5	881.0	1,209.3	—
- Floating rate debt: 3.45%	750.0	782.3	25.9	756.4	—	—	—
- Lease liabilities	206.3	233.4	51.1	45.0	37.0	35.9	64.4
	4,116.2	4,300.1	1,177.6	894.9	918.0	1,245.2	64.4
Derivative financial instruments							
- Currency forward contracts – outflows	48.0	3,658.2	3,281.4	245.1	10.6	10.0	111.1
- Currency forward contracts – inflows	—	(3,645.4)	(3,263.2)	(246.9)	(10.7)	(10.2)	(114.4)
- Commodity forward contracts	349.8	349.8	341.8	8.0	—	—	—
Trade payables	1,065.5	1,065.5	1,065.5	—	—	—	—
Accrued expenses	1,276.6	1,276.6	1,276.6	—	—	—	—
Total at March 31, 2023	6,856.1	7,004.8	3,879.7	901.1	917.9	1,245.0	61.1

At March 31, 2022	Total Carrying Value €M	Total Contractual Cash Flows €M	2023 €M	2024 €M	2025 €M	2026 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.35%	4,168.4	4,341.5	1,260.1	904.8	95.1	872.2	1,209.3
- Floating rate debt: 0.73%	770.7	783.5	26.4	5.7	751.4	—	—
- Lease liabilities	138.3	142.0	59.2	52.2	26.6	3.0	1.0
	5,077.4	5,267.0	1,345.7	962.7	873.1	875.2	1,210.3
Derivative financial instruments							
- Currency forward contracts – outflows	31.0	496.8	496.8	—	—	—	—
- Currency forward contracts – inflows	—	(463.7)	(463.7)	—	—	—	—
- Commodity forward contracts	7.6	7.6	7.6	—	—	—	—
Trade payables	1,078.2	1,078.2	1,029.0	49.2	—	—	—
Accrued expenses	953.0	953.0	953.0	—	—	—	—
Total at March 31, 2022	7,147.2	7,338.9	3,368.4	1,011.9	873.1	875.2	1,210.3

At March 31, 2021	Total Carrying Value €M	Total Contractual Cash Flows €M	2022 €M	2023 €M	2024 €M	2025 €M	Thereafter €M
Long and short term debt and leases:							
- Fixed rate debt: 1.40%	4,428.0	4,646.7	1,746.7	1,022.8	894.2	85.1	897.9
- Floating rate debt: 0.70%	815.7	834.4	50.8	26.5	5.7	751.4	—
- Lease liabilities	183.1	189.0	56.3	54.6	49.7	24.5	3.9
	5,426.8	5,670.1	1,853.8	1,103.9	949.6	861.0	901.8
Derivative financial instruments							
- Currency forward contracts – outflows	65.8	3,181.9	2,718.7	428.7	8.9	22.9	2.7
- Currency forward contracts – inflows	—	(3,117.2)	(2,662.8)	(418.7)	(9.1)	(23.8)	(2.8)
- Commodity forward contracts	19.8	19.8	19.8	—	—	—	—
Trade payables	515.9	515.9	336.0	130.0	26.8	23.1	—
Accrued expenses	887.3	887.3	887.3	—	—	—	—
Total at March 31, 2021	6,915.6	7,157.8	3,152.8	1,243.9	976.2	883.2	901.7

The interest payments on floating rate debt in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or for significantly different amounts.

(d)   **Derivative financial instruments – Designated as cash flow hedges**

As a result of the widespread grounding of aircraft due to the Covid-19 pandemic, the Group operated a significantly reduced flying schedule in the years ending March 31, 2022 and 2021 compared to what was originally expected.

Derivative financial instruments:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Foreign currency risk			
Property, plant and equipment - aircraft additions	269.6	337.5	170.1
Fuel and oil operating expenses	(38.2)	105.6	(27.0)
GBP currency swaps	—	—	5.4
Interest rate risk			
Variable-rate instruments	3.6	4.5	3.0
Commodity price risk			
Fuel and carbon operating expenses	(286.1)	948.7	(19.8)
Net derivative position at year end	(51.1)	1,396.3	131.7

Change in gross value used for calculating hedge ineffectiveness:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Foreign currency risk			
Property, plant and equipment - aircraft additions	407.0	(129.8)	356.7
Fuel and oil operating expenses	405.1	(110.5)	210.6
GBP currency swap	—	9.6	(5.4)
Interest rate risk			
Variable-rate instruments	3.8	(1.4)	5.1
Commodity price risk			
Fuel and carbon operating expenses	2,806.5	(788.8)	(1,108.5)
Total	3,622.4	(1,020.9)	(541.5)

The gross amounts at the reporting date relating to items designated as hedged items were as follows:

| | At March 31, 2023 | | |
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	265.6	83.1	348.7
Fuel and oil operating expenses	(38.2)	—	(38.2)
GBP currency swaps	—	—	—
Interest rate risk			
Variable-rate instruments	(6.6)	—	(6.6)
Commodity price risk			
Fuel and carbon operating expenses	(300.1)	—	(300.1)
Gross cashflow hedge reserve	(79.3)	83.1	3.8

Deferred taxes included in Hedge reserve were €28m
*** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

| | At March 31, 2022 | | |
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	322.5	72.6	395.1
Fuel and oil operating expenses	105.6	—	105.6
GBP currency swaps	—	—	—
Interest rate risk			
Variable-rate instruments	(4.3)	—	(4.3)
Commodity price risk			
Fuel and carbon operating expenses	948.7	—	948.7
Gross cashflow hedge reserve	1,372.5	72.6	1,445.1

Deferred taxes included in Hedge reserve were €150m
*** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

| | At March 31, 2021 | | |
	Continuing hedges	Balance remaining **	Total
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	139.7	102.3	242.0
Fuel and oil operating expenses	(10.6)	—	(10.6)
GBP currency swaps	5.4	—	5.4
Interest rate risk			
Variable-rate instruments	(6.1)	—	(6.1)
Commodity price risk			
Fuel and carbon operating expenses	(14.0)	—	(14.0)
Gross cashflow hedge reserve	114.4	102.3	216.7

* Deferred taxes included in Hedge reserve were €5m*
*** Balance remaining in the cashflow hedge reserve for which hedge accounting is no longer applied*

Movement: in derivative financial instruments designated as hedging instruments were as follows:

	At March 31, 2023		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(407.0)	—	—
Fuel and oil operating expenses	(405.1)	—	261.2
GBP currency swaps	—	—	—
Interest rate risk			
Variable-rate instruments	(3.8)	—	2.9
Commodity price risk			
Fuel and carbon operating expenses	(2,806.5)	—	1,557.5
Total movement in derivative instruments	(3,622.4)	—	1,821.6

	At March 31, 2022		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	129.8	—	—
Fuel and oil operating expenses	110.5	—	3.2
GBP currency swaps	(9.6)	—	4.2
Interest rate risk			
Variable-rate instruments	1.4	—	0.1
Commodity price risk			
Fuel and carbon operating expenses	788.8	—	176.5
Total movement in derivative instruments	1,020.9	—	184.0

	At March 31, 2021		
	Change in fair value recognized in OCI	Hedge ineffectiveness recognized in profit or loss*	Reclassified from hedging reserve to profit or loss**
	€M	€M	€M
Foreign currency risk			
Property, plant and equipment - aircraft additions	(356.7)	38.4	—
Fuel and oil operating expenses	(210.6)	(57.1)	5.2
GBP currency swaps	5.4	—	—
Interest rate risk			
Variable-rate instruments	(5.1)	—	0.1
Commodity price risk			
Fuel and carbon operating expenses	1,108.5	(153.1)	(263.5)
Total movement in derivative instruments	541.5	(171.8)	(258.2)

Hedge ineffectiveness is classified within "Finance Expense" on the Consolidated Income Statement
**Reclassified from hedging reserve to income statement – Fuel & Oil Foreign Currency & Commodity are reclassified in Fuel and Oil; Variable rate instruments are reclassified to Finance expense*

The effective (gains)/losses arising on the hedging of aircraft capital expenditure are recognized as part of the capitalized cost of aircraft additions, within property, plant and equipment. The (gains)/losses arising on the hedging of interest rate swaps, commodity forward contracts and forward currency contracts (excluding aircraft capital expenditure) are recognized in the income statement when the hedged transaction occurs.

The following table indicates the amounts that were reclassified from other comprehensive income into the income statement, analyzed by income statement category, in respect of cash-flow hedges realized during the year:

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Commodity forward contracts			
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	1,557.5	176.5	(263.5)
Interest rate swaps			
Reclassification adjustments for losses recognized in finance expense	2.9	0.1	0.1
Foreign currency forward contracts			
Reclassification adjustments for losses/(gains) recognized in fuel and oil operating expenses	261.2	7.4	5.2
	1,821.6	184.0	(258.2)

The following table indicates the amounts that were reclassified from other comprehensive income into the capitalized cost of aircraft additions within property, plant and equipment, in respect of cash-flow hedges realized during the year:

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Foreign currency forward contracts			
Recognized in property plant and equipment – aircraft additions	(308.1)	78.1	5.0
	(308.1)	78.1	5.0

The following table sets out the fair values of the derivative financial instruments, as reported in the consolidated balance sheet, analyzed between those designated as continuing cash flow hedges and those where hedge accounting is no longer applied, along with the notional amounts.

	At March 31,								
	2023			**2022**			**2021**		
	Within 1 Year (current)	**> 1 Year (non–current)**	**Total**	**Within 1 Year (current)**	**> 1 Year (non–current)**	**Total**	**Within 1 Year (current)**	**> 1 Year (non–current)**	**Total**
	€M	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**	**€M**
Foreign currency risk notional amounts for effective hedges									
PP&E — aircraft additions	1,893.6	411.9	2,305.5	2,082.4	2,097.9	4,180.3	1,632.7	1,935.7	3,568.4
Fuel and oil operating expenses	3,979.4	791.6	4,771.0	2,151.8	—	2,151.8	1,202.2	—	1,202.2
GBP currency swaps	—	—	—	—	—	—	695.3	—	695.3
— Within derivative financial assets	226.2	53.2	279.4	313.7	160.4	474.1	104.9	109.4	214.3
— Within derivative financial liabilities	(44.9)	(3.1)	(48.0)	(31.0)	—	(31.0)	(59.4)	(6.4)	(65.8)
	181.3	50.1	231.4	282.7	160.4	443.1	45.5	103.0	148.5
Interest rate risk notional amounts for effective hedges									
Variable–rate instruments	16.4	15.6	32.0	12.1	31.4	43.5	13.4	38.2	51.6
Total fair value for all interest rate risk related derivative instruments									
— Within derivative financial assets	2.2	1.4	3.6	1.9	2.5	4.4	1.0	2.0	3.0
Commodity price risk notional amounts for effective hedges									
Fuel and carbon operating expenses	3,504.5	310.5	3,815.0	1,901.0	154.6	2,055.6	577.6	—	577.6
Total fair value for all commodity fuel & carbon related derivative instruments:									
— Within derivative financial assets	63.7	—	63.7	934.1	22.2	956.3	—	—	—
— Within derivative financial liabilities	(341.7)	(8.1)	(349.8)	(7.5)	—	(7.5)	(19.8)	—	(19.8)
	(278.0)	(8.1)	(286.1)	926.6	22.2	948.8	(19.8)	—	(19.8)
Fair values as reported in the consolidated balance sheet									
Derivative financial assets	292.1	54.6	346.7	1,400.4	185.1	1,585.5	106.0	111.3	217.3
Derivative financial liabilities	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)
Derivative financial assets analyzed between those:									
— Designated as continuing cash flow hedges	292.1	54.6	346.7	1,208.6	185.1	1,393.7	72.3	98.1	170.4
— Where hedge accounting is no longer applied	—	—	—	41.2	—	41.2	33.7	13	46.9
— Designated as fair value financial instruments	—	—	—	150.6	—	150.6	—	—	—
	292.1	54.6	346.7	1,400.4	185.1	1,585.5	106.0	111.3	217.3
Derivative financial liabilities analyzed between those:									
— Designated as continuing cash flow hedges	(386.6)	(11.2)	(397.8)	(7.5)	—	(7.5)	(36.9)	(0.6)	(37.5)
— Where hedge accounting is no longer applied	—	—	—	—	—	—	(22.4)	—	(22.4)
— Designated as fair value financial instruments	—	—	—	(31.1)	—	(31.1)	(19.9)	(5.8)	(25.7)
	(386.6)	(11.2)	(397.8)	(38.6)	—	(38.6)	(79.2)	(6.4)	(85.6)

12. Deferred and current taxation

The components of the deferred and current taxation in the balance sheet are as follows:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Current tax assets			
Corporation tax assets	–	–	–
Total current tax assets	–	–	–
Current tax liabilities			
Corporation tax liabilities	66.3	47.7	48.1
Total current tax liabilities	66.3	47.7	48.1
Deferred tax assets			
Tax losses and temporary differences on plant, equipment and derivatives	(6.6)	(42.3)	(14.0)
Total deferred tax assets	(6.6)	(42.3)	(14.0)
Deferred tax liabilities			
Temporary differences on property, plant and equipment and derivatives	159.3	266.5	272.4
Total deferred tax liabilities	159.3	266.5	272.4
Total tax liabilities (net)	219.0	271.9	306.5

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Reconciliation of current tax			
Liability/(asset) at beginning of year	47.7	48.1	(44.5)
Corporation tax charge/(credit) in year	22.7	(9.9)	5.5
Tax (paid)/received	(4.1)	9.5	87.1
Liability at end of year	66.3	47.7	48.1

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Reconciliation of deferred tax			
Net liability at beginning of year	224.2	258.4	299.9
Temporary differences on derivatives hedging instruments	(177.5)	145.0	57.6
Tax losses and temporary differences on property, plant and equipment and other non-derivative items	106.0	(179.2)	(99.1)
Net liability at end of year	152.7	224.2	258.4

The components of the tax expense in the income statement were as follows:

| | Year ended March 31, | | |
	2023	2022	2021
	€M	€M	€M
Corporation tax charge/(credit)	22.7	(9.8)	5.5
Deferred tax charge/(credit) relating to temporary differences on property, plant and equipment, net operating losses and other non-derivative items	106.0	(179.2)	(99.1)
	128.7	(189.0)	(93.6)

The following table reconciles the statutory rate of Irish corporation tax to the Company's effective corporation tax rate:

| | Year ended March 31, | | |
	2023	2022	2021
	%	%	%
Statutory rate of Irish corporation tax on profit/(loss)	12.5	(12.5)	(12.5)
Non-Irish profits and losses subject to other tax rates	(4.3)	(21.3)	(0.7)
Valuation adjustments on deferred tax assets	0.3	(11.1) *	4.8
Other movements	0.4	1.0	—
Total effective rate of taxation on profit/(loss)	8.9	(43.9)	(8.4)

In the wake of the Covid-19 pandemic and in light of improved trading conditions, the Company determined that it is probable that sufficient near-term taxable profits will be available against which deductible temporary differences related to property, plant and equipment held by subsidiary companies can be utilized. On foot of this determination, the Group has recognized a deferred tax asset in respect of these deductible temporary differences.

From April 1, 2024, the overall effective tax rate of the Company is expected to increase on the enactment of the EU Commission's directive relating to the OECD's proposals for a global minimum tax rate of 15%. Any increase in corporation tax rates or changes in the basis of calculation resulting from Pillar Two would result in the Company paying higher corporation taxes in the future. From April 2024, the corporation tax rate in the U.K. will increase from 19% to 25%.

The deferred tax movement per each type of temporary difference is detailed below:

| | Year ended March 31, | | |
	2023	2022	2021
	€M	€M	€M
Property, plant and equipment	52.2	(149.7)	(21.9)
IFRS 15 transition adjustment	7.1	7.1	7.1
Right of use assets & lease liabilities	—	—	0.6
Net operating losses	46.7	(40.5)	(85.0)
Other	—	3.9	0.1
Deferred tax credit/(charge)	106.0	(179.2)	(99.1)

Deferred tax applicable to items charged or credited to other comprehensive income were as follows:

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Effective portion of changes in fair value of cash-flow hedges	66.6	117.7	124.5
Net change in fair value of cash-flow hedges transferred to property, plant and equipment	(16.4)	2.7	0.2
Net hedge ineffectiveness and discontinuation transferred to profit or loss	–	–	(24.4)
Net other changes in fair value of cash-flow hedges transferred to profit or loss	(227.7)	24.1	(42.7)
Total tax (credit)/charge in other comprehensive income	(177.5)	144.5	57.6

The principal components of net deferred tax at each year-end were:

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Arising on designated hedging instruments	(27.6)	149.8	4.8
Property, plant and equipment	313.8	261.7	411.3
Net operating losses	(133.5)	(180.2)	(139.6)
IFRS 15 transition adjustment	–	(7.1)	(14.2)
Other	–	–	(3.9)
Total	152.7	224.2	258.4

Deferred tax assets are recognised on the basis that it is probable that sufficient future near-term profits will be available against which deductible temporary differences and losses carried forward may be utilised.

The Group continues not to recognise a deferred tax asset in respect of €249m of historic trading losses accrued in LaudaMotion GmBH.

No deferred tax has been provided for unremitted earnings of overseas subsidiaries. No temporary differences arise on the carrying value of the tax base of subsidiary companies as the Group's trading subsidiaries are resident in countries with which Ireland has concluded double taxation agreements.

13. Provisions

	At March 31,		
	2023	2022	2021
	€M	€M	€M
Provision for aircraft maintenance on leased aircraft (a)	169.8	98.8	53.2
Provision for pension obligation (b)	4.5	4.5	4.5
	174.3	103.3	57.7

	At March 31,		
	2023	2022	2021
(a) Provision for aircraft maintenance on leased aircraft	€M	€M	€M
At beginning of year	98.8	53.2	75.4
Increase in provision during the year	71.0	55.6	37.3
Utilization of provision upon the hand-back of aircraft	–	(10.0)	(59.5)
At end of year	169.8	98.8	53.2

During fiscal year 2023, the Company returned 1 Airbus A320 aircraft held under lease to the lessor. During fiscal year 2022, the Company returned 3 Boeing 737 (2021: 11) aircraft held under lease to the lessors.

The expected timing of the outflows of economic benefits associated with the provision at March 31, 2023, 2022 and 2021 are as follows:

	Carrying Value €M	2024 €M	2025 €M	2026 €M	2027 €M	Thereafter €M
At March 31, 2023						
Provision for leased aircraft maintenance	169.8	19.8	30.1	10.4	5.4	104.1

	Carrying Value €M	2023 €M	2024 €M	2025 €M	2026 €M	Thereafter €M
At March 31, 2022						
Provision for leased aircraft maintenance	98.8	9.2	23.3	56.7	9.6	—

	Carrying Value €M	2022 €M	2023 €M	2024 €M	2025 €M	Thereafter €M
At March 31, 2021						
Provision for leased aircraft maintenance	53.2	10.3	4.1	11.5	24.3	3.0

	At March 31,		
	2023 €M	2022 €M	2021 €M
(b) Provision for pension obligation			
At beginning of year	4.5	4.5	4.5
Movement during the year	—	—	—
At end of year	4.5	4.5	4.5

See Note 20 to the consolidated financial statements for further details.

14.   Issued share capital, share premium account and share options

(a)   Share capital

	At March 31,		
	2023 €M	2022 €M	2021 €M
Authorized/Share Capital reorganization			
1,550,000,000 ordinary equity shares of 0.600 euro cent each	9.3	9.3	9.8
1,368,000,000 'B' Shares of 0.050 euro cent each	0.7	0.7	0.7
1,368,000,000 Deferred shares of 0.050 euro cent each	0.7	0.7	0.7
	10.7	10.7	11.2
Allotted, called-up and partly paid:			
1,128,062,028 ordinary equity shares of 0.600 euro cent each	—	—	6.7
1,134,528,528 ordinary equity shares of 0.600 euro cent each	—	6.8	—
1,138,674,528 ordinary equity shares of 0.600 euro cent each	6.9	—	—

Movements in the share capital balance year-on-year principally relates to 4.1m new shares issued in fiscal year 2023, following the exercise of share options, (2022: 6.5m; 2021: 3.6m). There were no share buybacks, resulting in no

RYANAIR GROUP   ANNUAL REPORT 2023

cancelled shares, in fiscal year 2023 (2022: nil; 2021: nil). Ordinary equity shares do not confer on the holders thereof the specific right to be paid a dividend out of profits.

(b) **Share premium account**

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Balance at beginning of year	1,328.2	1,161.6	738.5
Net proceeds from shares issued	31.7	46.8	423.1
Share premium receivable on shares issued	20.0	119.8	—
Balance at end of year	1,379.9	1,328.2	1,161.6

(c) **Share options and share purchase arrangements**

Option Plan 2013 allows employees or Directors to purchase shares in the Company up to an aggregate of approximately 5% (when aggregated with other ordinary shares over which options are granted and which have not yet been exercised) of the outstanding ordinary shares of Ryanair Holdings plc, subject to certain conditions. All grants are subject to approval by the Remuneration Committee. These are exercisable at a price equal to the market price of the ordinary shares at the time options are granted. The key terms of these option plans include the requirement that certain employees remain in employment with the Company for a specified period of time and that the Company achieves certain net profit targets and/or share price targets. At the 2019 AGM, shareholders approved LTIP 2019. LTIP 2019 replaces Option Plan 2013 for all future share based remuneration grants. There were approximately 0.9m cumulative conditional ordinary shares granted under LTIP 2019 at March 31, 2023.

Details of the share options outstanding are set out below:

	Share Options M	Weighted Avg. Exercise Price (€)
Outstanding at March 31, 2020	34.8	9.57
Granted	—	—
Forfeited	(1.2)	11.56
Exercised	(3.6)	6.42
Outstanding at March 31, 2021	30.0	9.83
Granted	—	—
Forfeited	(0.7)	12.98
Exercised	(6.5)	7.23
Outstanding at March 31, 2022	22.8	10.57
Granted	—	—
Forfeited	—	—
Exercised	(4.1)	7.64
Outstanding at March 31, 2023	18.7	11.24

The mid-market price of Ryanair Holdings plc's ordinary shares on Euronext Dublin at March 31, 2023 was €14.95 (2022: €13.59; 2021: €16.55). The highest and lowest prices at which the Company's shares traded on Euronext Dublin in fiscal year 2023 were €15.76 and €10.09 respectively (fiscal year 2022 were €18.45 and €11.83 respectively; fiscal year 2021 were €17.56 and €8.20 respectively). There were 1.7m options exercisable at March 31, 2023 (2022: 4.3m; 2021: 10.9m). The average share price for fiscal year 2023 was €13.20 (2022: €16.08; 2021: €13.01).

There were 4.1m options exercised during fiscal year 2023 (2022: 6.5m; 2021: 3.6m).

At March 31, 2023 the range of exercise prices and weighted average remaining contractual life of outstanding options are shown in the table below.

	Exercise price €	No. options outstanding M	Remaining contractual life (years)
Vested	6.25	—	—
Vested	6.74	—	—
Vested	8.35	—	—
	11.12	17.0	3.9
Vested	12.00	1.6	1.4
Vested	14.40	0.1	1.4
Vested	17.55	—	—
Weighted average	11.24	18.7	3.67

The Company has accounted for its share option and LTIP grants to employees at fair value, in accordance with IFRS 2, using a binomial lattice model to value the option grants. This has resulted in a charge of approximately €16m to the income statement (2022: €9m; 2021: €4m) being recognized within the income statement in accordance with employee services rendered.

A blend of the historical and implied volatilities of the Company's own ordinary shares is used to determine expected volatility for share options granted. The weighted-average volatility is determined by calculating the weighted-average of volatilities for all share options granted in a given year. The expected term of share option grants represents the weighted-average period the awards are expected to remain outstanding. The service period is five years in relation to share options and three years in relation to LTIP conditional share grants.

15.   Other reserves

The total share-based payments reserve at March 31, 2023 was approximately €41m (2022: €31m; 2021: €31m). The total cash-flow hedge reserve amounted to positive €31m at March 31, 2023 (2022: positive €1,295m; 2021: positive €211m). Further details of the Group's derivatives are set out in Note 11 of the consolidated financial statements.

16.   Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group currently comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK Limited (which is currently consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Malta Air is reported as a separate segment as it exceeded the applicable quantitative thresholds for reporting purposes for the year ended March 31, 2022, and is included for comparative purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:

	At March 31, 2023				
	Ryanair DAC €M	Malta Air €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	6,843.4	–	86.9	–	6,930.3
Ancillary revenue	3,844.9	–	–	–	3,844.9
Inter-segment revenue	759.4	868.8	425.7	(2,053.9)	–
Segment revenue	11,447.7	868.8	512.6	(2,053.9)	10,775.2
Reportable segment profit after income tax (i)	1,382.3	10.1	35.6	–	1,428.0
Other segment information:					
Depreciation	(876.6)	–	(46.6)	–	(923.2)
Finance expense	(70.2)	–	(6.6)	–	(76.8)
Finance income	42.4	–	–	–	42.4
Capital expenditure	(1,760.1)	–	(153.0)	–	(1,913.1)
Reportable segment assets	15,920.4	90.4	395.1	–	16,405.9
Reportable segment liabilities	9,914.7	96.0	752.2	–	10,762.9

	At March 31, 2022				
	Ryanair DAC €M	Malta Air €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	2,616.1	–	36.4	–	2,652.5
Ancillary revenue	2,148.4	–	–	–	2,148.4
Inter-segment revenue	698.5	679.4	406.9	(1,784.8)	–
Segment revenue	5,463.0	679.4	443.3	(1,784.8)	4,800.9
Reportable segment (loss)/profit after income tax (i)	(354.7)	5.9	(6.2)	–	(355.0)
Other segment information:					
Depreciation	(660.1)	–	(59.3)	–	(719.4)
Finance expense	(87.8)	–	(3.6)	–	(91.4)
Capital expenditure	(1,527.8)	–	(5.0)	–	(1,532.8)
Reportable segment assets	14,832.1	69.6	248.1	–	15,149.8
Reportable segment liabilities	8,879.3	85.3	639.9	–	9,604.5

	At March 31, 2021				
	Ryanair DAC €M	Malta Air €M	Other Airlines €M	Elimination €M	Total €M
Scheduled revenue	1,020.2	–	15.8	–	1,036.0
Ancillary revenue	599.8	–	–	–	599.8
Inter-segment revenue	586.4	464.2	196.9	(1,247.5)	–
Segment revenue	2,206.4	464.2	212.7	(1,247.5)	1,635.8
Reportable segment loss after income tax (i)	(641.6)	(18.7)	(155.1)	–	(815.4)
Other segment information:					
Depreciation	(506.6)	–	(64.4)	–	(571.0)
Finance expense	(65.6)	–	(4.2)	–	(69.8)
Finance income	10.9	–	5.1	–	16.0
Capital expenditure	(343.0)	–	(33.6)	–	(376.6)
Reportable segment assets	11,898.7	86.7	342.6	–	12,328.0
Reportable segment liabilities	6,830.8	108.3	742.3	–	7,681.4

(i) *Reportable segment profit after income tax in the financial year ended March 31, 2023, excludes a net exceptional loss after tax of €114m, attributable to the fair value measurement of jet fuel call options. Reportable segment (loss)/profit after income tax in the financial year ended March 31, 2022, excludes a net exceptional gain after tax of €114m, attributable to the fair value measurement of jet fuel call options. Reportable segment loss after income tax in the financial year ended March 31, 2021, excludes a charge of €200m, attributable to a hedge ineffectiveness charge on jet fuel derivative instruments, foreign currency derivative instruments related to jet fuel, and aircraft delivery delays.*

Entity-wide disclosures:

Disaggregation of revenues

The following table disaggregates total revenue by primary geographical market. In accordance with IFRS 8, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

| | Year ended March 31, | | |
| | 2023 | 2022 | 2021 |
	€M	€M	€M
United Kingdom	1,589.7	564.0	251.4
Italy	2,364.5	1,188.8	377.5
Spain	1,883.4	873.8	315.7
Ireland	640.4	229.6	81.0
Other	4,297.2	1,944.7	610.2
Total revenue	10,775.2	4,800.9	1,635.8

Ancillary revenues comprise revenues from non-flight scheduled operations, in-flight sales and internet-related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

All of the Group's operating profits/(losses) arise from low fares airline-related activities. The major revenue earning assets of the Group are its aircraft. Since the Group's aircraft fleet is flexibly employed across its route network in Europe, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

17.   Staff numbers and costs

The average weekly number of staff, including the Executive Director, during the year, analyzed by category, was as follows:

| | Year ended March 31, | | |
	2023	2022	2021
Flight and cabin crew	18,432	15,289	13,806
Sales, operations, management and administration	2,365	1,958	1,896
Average	20,797	17,247	15,702

At March 31, 2023 the Company had a team of 22,261 aviation professionals (2022: 19,116, 2021: 15,016).

The aggregate payroll costs of these persons were as follows:

	Year ended March 31,		
	2023	2022	2021
	€M	€M	€M
Staff and related costs	1,085.4	641.1	438.4
Social welfare costs	80.8	32.5	25.0
Other pension costs (a)	9.0	7.9	5.2
Share based payments (b)	16.2	8.6	3.6
	1,191.4	690.1	472.2

(a) Costs in respect of defined-contribution benefit plans and other pension arrangements were €9m in 2023 (2022: €8m; 2021: €5m).

(b) In the year ended March 31, 2023 the charge in the income statement of €16m for share based compensation comprises a charge for the fair value of various share options granted in prior periods and conditional shares granted under LTIP 2019 in fiscal year 2023, which are being recognized in the income statement in accordance with services rendered.

Staff costs capitalized into assets (and therefore excluded from the table above) during the fiscal year 2023 amounted to €36m (2022: €28m; 2021: €30m).

Government grants and assistance

During recent years, many European countries in which the Ryanair Group operates made available payroll support schemes. The Ryanair Group utilized a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programs and longterm schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to €nil in fiscal year 2023 (2022: €82m; 2021: €84m) and are offset against staff costs in the consolidated income statement. Such supports wound down significantly in the second half of fiscal year 2022.

In April 2020, the Group raised £600m unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate. In October 2021 the Group repaid the £600m HMT and Bank of England CCFF in full.

There are no unfulfilled conditions attaching to government assistance at March 31, 2023.

18. Statutory and other information

	Year ended March 31,		
	2023	2022	2021
	€M	€M	€M
Directors' emoluments:			
-Fees	0.6	0.6	0.5
-Share based compensation	1.9	1.9	1.9
-Other emoluments	0.9	1.0	0.3
Total Directors' emoluments	3.4	3.5	2.7
Auditor's remuneration (including reimbursement of outlay):			
- Audit services (i)	0.8	0.6	0.6
- Audit related services	–	0.1	0.1
- Tax advisory services (ii)	0.1	–	0.1
Total fees	0.9	0.7	0.8
Included within the above total fees, the following fees were payable to other PwC (2022 & 2021: KPMG) firms outside of Ireland:			
- Audit services (i)	–	0.1	0.1
- Audit related services	–	–	–
- Tax advisory services (ii)	0.1	–	–
Total fees	0.1	0.1	0.1
Depreciation of owned property, plant and equipment	839.2	664.8	502.4
Depreciation of property, plant and equipment held under leases	–	–	5.9
Lease charges, principally for aircraft (iii)	–	–	6.7

(i)   Audit services comprise audit work performed on the consolidated financial statements, including statutory financial statements of subsidiary entities. In fiscal year 2023 €1,000 (2022: €1,000; 2021: €1,000) of audit fees relate to the audit of the Parent Company.

(ii) Tax services include all services, except those services specifically related to the audit of financial statements, performed by the independent auditor's tax personnel, supporting tax-related regulatory requirements, and tax compliance and reporting.

(iii) Lease charges relates to leases with a duration of less than 12 months for which the Company availed of the short-term lease exemption under IFRS 16.

(a) Fees and emoluments - Executive Director

	Year ended March 31,		
	2023	2022	2021
	€M	€M	€M
Basic salary	0.50	0.50	0.25
Bonus (performance and target-related)	0.43	0.48	–
	0.93	0.98	0.25
Non-cash technical accounting share based compensation charge (i)	1.78	1.78	1.78
	2.71	2.76	2.03

(i)   2021, 2022 and 2023 include €1.78m non-cash, technical accounting charge for 10m unvested share options granted under the Group CEO's contract in February 2019 (as extended to July 2028 in fiscal year 2023).

During the years ended March 31, 2023, 2022 and 2021 Michael O'Leary was the only Executive Director.

(b) Fees and emoluments – Non-Executive Directors

	Year ended March 31,		
	2023	**2022**	**2021**
	€'000	**€'000**	**€'000**
Fees			
David Bonderman (i)	–	–	16.7
Róisín Brennan	50.0	50.0	45.8
Michael Cawley	50.0	50.0	45.8
Emer Daly	50.0	50.0	45.8
Geoff Doherty (ii)	50.0	25.0	–
Stan McCarthy	100.0	100.0	87.5
Kyran McLaughlin (i)	–	–	11.9
Howard Millar	50.0	50.0	45.8
Dick Milliken	50.0	50.0	45.8
Anne Nolan (iii)	16.7	–	–
Mike O'Brien	75.0	75.0	68.8
Julie O'Neill (iv)	25.0	50.0	45.8
Louise Phelan	50.0	50.0	45.8
	566.7	550.0	505.5
Emoluments			
Share based compensation	72.5	80.1	83.1
Total	639.2	630.1	588.6

(i)   Retired in May 2020.
(ii)   Joined in October 2021.
(iii) Joined in December 2022.
(iv)   Retired in September 2022.

In fiscal year 2023 the Company incurred total share-based (non-cash) compensation expense of €1.9m (2022: €1.9m; 2021: €1.9m) in relation to Directors.

(c) Pension benefits

From October 1, 2008, Michael O'Leary was no longer an active member of a Company defined benefit plan. The total accumulated accrued benefit for Mr. O'Leary at March 31, 2023 was €0.1m (2022: €0.1m; 2021: €0.1m). Pension benefits have been computed in accordance with Section 6.1 of the Listing Rules of Euronext Dublin. Increases in transfer values of the accrued benefits have been calculated as at the year-end in accordance with version 1.1 of Actuarial Standard of Practice PEN-11.

Mr. O'Leary is a member of a defined contribution plan. During the years ended March 31, 2023, 2022 and 2021 the Company did not make contributions to the defined contribution plan for Mr. O'Leary. No Non-Executive Directors are members of the Company pension plans or received pension contributions in fiscal years ended March 31, 2023, 2022 and 2021.

19.   Finance expense

	Year ended March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Interest expense	76.8	91.4	69.8
Hedge discontinuance and ineffectiveness (see Note 11)	–	–	227.3
	76.8	91.4	297.1

20. Retirement benefits

Defined contribution schemes

At March 31, 2023 the Company operates defined-contribution retirement plans in Ireland and the U.K.

The costs of these plans are charged to the consolidated income statement in the period in which they are incurred. The pension cost of these defined contribution plans was €9m in fiscal year 2023 (2022: €8m; 2021: €5m).

Defined-benefit schemes

During fiscal year 2016 the Company closed the defined benefit plan for U.K. employees to future accruals. The net pension liability recognized in the consolidated balance sheet for the scheme at March 31, 2023 was €4m (2022: €4m; 2021: €4m). Costs associated with the scheme during fiscal year 2023 were €nil (2022: €nil; 2021: €nil).

The amounts recognized in the consolidated balance sheet in respect of defined benefit plans are as follows:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Present value of benefit obligations	(14.9)	(14.9)	(14.9)
Fair value of plan assets	10.4	10.4	10.4
Present value of net obligations	(4.5)	(4.5)	(4.5)
Related deferred tax asset	0.6	0.6	0.6
Net pension liability	(3.9)	(3.9)	(3.9)

21. Earnings/(Loss) per share

	Year ended March 31,		
	2023	**2022**	**2021**
Basic earnings/(loss) per ordinary share (€)	1.1557	(0.2130)	(0.9142)
Diluted earnings/(loss) per ordinary share (€)	1.1529	(0.2130)	(0.9142)
Number of ordinary shares (in Ms) used for EPS (weighted average)			
Basic	1,136.8	1,130.5	1,110.4
Diluted	1,139.6	1,130.5	1,110.4

Details of share options in issue have been described more fully in Note 14 to the consolidated financial statements. See below for explanation of diluted number of ordinary shares.

Diluted earnings per share takes account solely of the potential future exercise of share options and conditional shares granted under the Company's share option and LTIP 2019 schemes. For fiscal year 2022 and 2021, due to the loss-making position, share options are anti-dilutive in accordance with IAS 33 and therefore are not assumed to be converted. For fiscal year 2023, the weighted average number of shares in issue of 1,140m includes weighted average share options assumed to be converted, and equal to a total of 3m shares.

The average market value of the Company's shares for the purpose of calculating the dilutive effect of the share options was based on quoted market prices for the year during which the options were outstanding.

22. Commitments and contingencies

Commitments

In September 2014, the Group agreed to purchase up to 200 Boeing 737-8200 aircraft (100 firm orders and 100 subject to option) from The Boeing Company over a five year period originally due to commence in fiscal year 2020 (the "2014 Boeing Contract"). This agreement was approved at an EGM of Ryanair Holdings plc on November 28, 2014. Subsequently, the Group agreed to purchase an additional 10 Boeing 737-8200 aircraft bringing the total number of Boeing 737-8200 aircraft on order to 210 (assuming all options are exercised). In April 2018, the Company announced that it had converted 25 Boeing 737-8200 options into firm orders bringing the Company's firm order to 135 Boeing 737-8200s with a further 75 options remaining. In December 2020, shortly after the FAA's ungrounding of the Boeing 737-MAX aircraft in the U.S., the Company announced that it had converted its remaining 75 Boeing 737-8200 options into firm orders bringing the Company's firm order to 210 Boeing 737-8200 aircraft. Following certification of the Boeing 737-8200 by the FAA in late March 2021, and EASA in early April 2021, the Group took delivery of its first Boeing 737-8200 in June 2021 and had 98 of these aircraft in its fleet at March 31, 2023. Deliveries are expected to continue until the end of fiscal year 2025.

The table below includes the future Purchase Obligations for firm aircraft purchases under the existing 2014 Boeing Contract. This table is calculated by multiplying the number of firm aircraft the Group is obligated to purchase under its agreement with Boeing during the relevant period by the standard list price of approximately U.S.$102.5m for each aircraft, adjusted for (i) basic credits (approximately 60% of the standard list price); (ii) price escalation over the original scheduled delivery timeframe; and (iii) advance payments paid in prior fiscal years. The dollar-denominated obligations are converted into euro at the year-end exchange rate of U.S. $1.0839 = €1.00. The Group is eligible for further customer specific credits, reflective, inter alia, of its longstanding partnership with Boeing, its launch customer status for the Boeing 737-8200 aircraft, its commitment to purchase 210 Boeing 737-8200 aircraft under the 2014 Boeing Contract and the delayed commencement of aircraft deliveries. These customer specific credits are not included in the table below but will reduce the average amount payable per aircraft, and therefore, the Group's obligations due under the 2014 Boeing Contract. The Group considers that Boeing customer specific credits are not material to the Group's cash outflows over the time horizon of the 2014 Boeing contract. Under the terms of the 2014 Boeing Contract, the Group is required to make periodic advance payments of the purchase price for aircraft it has agreed to purchase over the two-year period preceding the scheduled delivery of aircraft with the balance of the purchase price being due at the time of delivery. Purchase Obligations detailed below are based on an agreed delivery schedule as of March 31, 2023.

Purchase Obligations	Obligations Due by Period		
	Total	FY24	FY25
	€M	€M	€M
2014 Boeing Contract	4,342	2,895	1,447

Finance leases

The Company financed 30 Boeing 737 aircraft delivered between March 2005 and March 2014 with 13-year euro-denominated Japanese Operating Leases with Call Options ("JOLCOs"). These structures were accounted for as finance leases and are initially recorded at fair value in the Company's balance sheet. Under each of these contracts, Ryanair had a call option to purchase the aircraft at a pre-determined price ahead of maturity. Ryanair exercised these options, the last 10 of which were purchased during fiscal year 2021.

Contingencies

The Company is engaged in litigation arising in the ordinary course of its business. Although no assurance can be given as to the outcome of any current or pending litigation, management does not believe that any such litigation will, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company, except as described below.

Since 2002, the European Commission has examined the agreements between Ryanair and various airports to establish whether they constituted illegal state aid. In many cases, the European Commission has concluded that the agreements did not constitute state aid. In other cases, Ryanair has successfully challenged the European Commission finding that there was state aid. In July and October 2014, the European Commission announced findings of state aid to Ryanair in its arrangements with Pau, Nimes, Angouleme, Altenburg and Zweibrücken airports, ordering Ryanair to repay a total of approximately €10m of alleged aid. In July and November 2016, the European Commission announced findings of state aid to Ryanair in its arrangements with Cagliari and Klagenfurt respectively, ordering Ryanair to repay approximately €13m of alleged aid. Ryanair appealed the seven "aid" decisions to the EU General Court. In late 2018, the General Court upheld the Commission's findings regarding Ryanair's arrangements with Pau, Nimes, Angouleme and Altenburg airports, and overturned the Commission's finding regarding Ryanair's arrangement with Zweibrücken airport. Ryanair appealed these four negative findings to the Court of Justice of the EU. In December 2019, Ryanair discontinued these four appeals as the Court had refused to grant an oral hearing in any of the cases. The appeal before the General Court regarding Ryanair's arrangements with Cagliari airport is pending discontinuance following the European Commission's withdrawal of its decision in March 2023 as a result of a General Court ruling in a related case. Both Ryanair and the European Commission have submitted to the General Court that there is no need to rule in this case. In 2021, the General Court upheld the European Commission's finding regarding Ryanair's arrangements with Klagenfurt airport. Ryanair appealed this negative finding to the Court of Justice of the EU in late 2021 and a ruling is currently expected in 2023. In August 2019, the European Commission announced findings of state aid to Ryanair in its arrangements with Montpellier airport, ordering Ryanair to repay a total of approximately €9m of alleged aid. Ryanair appealed the Montpellier "aid" decision in February 2021 to the EU General Court and a ruling is currently expected in 2023. In July 2022, the European Commission announced findings of state aid to Ryanair in its arrangements with La Rochelle airport, ordering Ryanair to repay a total of approximately €8.4m of alleged aid. Ryanair will appeal this finding of state aid to the General Court once the European Commission's decision has been published.

Ryanair is facing similar legal challenges with respect to agreements with certain other airports, notably Carcassonne, Girona, Reus, Târgu Mureș, Beziers and Frankfurt (Hahn). These investigations are ongoing (as is the European Commission's re-examination of the Cagliari case following its withdrawal in March 2023 of the 2016 "aid" decision), and Ryanair currently expects that they will conclude in 2023, with any European Commission decisions appealable to the EU General Court.

Ryanair is also facing an allegation that it has benefited from unlawful state aid in a German court case in relation to its arrangements with Frankfurt (Hahn) launched by Lufthansa in 2006.

Adverse rulings in the above or similar cases could be used as precedents by competitors to challenge Ryanair's agreements with other publicly owned airports and could cause Ryanair to strongly reconsider its growth strategy in relation to public or state-owned airports across Europe. This could in turn lead to a scaling back of Ryanair's growth strategy due to the smaller number of privately owned airports available for development. No assurance can be given as to the outcome of these proceedings, nor as to whether any unfavorable outcomes may, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of the Company.

23. Note to cash flow statement

The following table outlines the changes in the carrying value of net cash/(debt):

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Net debt at beginning of year	(1,451.6)	(2,276.5)	(403.2)
Changes from financing cashflows			
Increase in cash and cash equivalents in year, including net foreign exchange differences	930.3	18.3	84.3
Increase/(decrease) in financial assets: cash > 3 months	122.1	468.6	(741.7)
Decrease in restricted cash	(3.2)	(11.4)	(0.3)
Net cash flow from decrease/(increase) in debt	1,085.7	583.3	(1,201.5)
Movement in net funds resulting from cash flows	2,134.9	1,058.8	(1,859.2)
Other changes			
Translation on U.S. dollar denominated debt	0.9	(4.2)	15.7
Promissory notes	—	(225.9)	—
Lease additions	(122.1)	—	(25.2)
Interest expense	(3.3)	(3.8)	(4.6)
Movement from other changes	(124.5)	(233.9)	(14.1)
Net cash/(debt) at end of year	558.8	(1,451.6)	(2,276.5)
Analyzed as:			
Cash and cash equivalents, cash > 3 months and restricted cash	4,675.0	3,625.8	3,150.3
Total borrowings*	(4,116.2)	(5,077.4)	(5,426.8)
Net cash/(debt)	558.8	(1,451.6)	(2,276.5)

Total borrowings include current and non-current maturities of debt and current and non-current lease liabilities.

The following table outlines the changes in the carrying value of share premium:

	At March 31,		
	2023	**2022**	**2021**
	€M	**€M**	**€M**
Balance at beginning of year	1,328.2	1,161.6	738.5
Changes from financing cashflows			
Net proceeds from shares issued	31.7	46.8	423.1
Non-cash movement in share premium	20.0	119.8	—
Movement in net funds resulting from cash flows	51.7	166.6	423.1
Balance at end of year	1,379.9	1,328.2	1,161.6

The following table outlines the changes in liabilities arising from financing activities:

| | At March 31, | | |
| | 2023 | 2022 | 2021 |
	€M	€M	€M
Balance at beginning of year	(5,077.4)	(5,426.8)	(4,211.2)
Proceeds from borrowings	–	(1,192.0)	(2,228.6)
Repayments of borrowings	1,039.4	1,722.3	950.3
Lease liabilities paid	46.3	53.0	76.8
Lease additions	(122.1)	–	(25.2)
Interest expense	(3.3)	(3.8)	(4.6)
Foreign exchange	0.9	(4.2)	15.7
Promissory notes	–	(225.9)	–
Balance at end of year	(4,116.2)	(5,077.4)	(5,426.8)
Less than one year	(1,099.9)	(1,281.4)	(1,778.4)
More than one year	(3,016.3)	(3,796.0)	(3,648.4)
	(4,116.2)	(5,077.4)	(5,426.8)

24. Shareholder returns

There were no shareholder returns during the year ended March 31, 2023 (2022: €nil; 2021: €nil).

25. Post-balance sheet events

In May 2023, the Group signed an agreement to purchase up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 and 2033. This order is subject to shareholder approval at Ryanair's 2023 AGM. When finalized (and subject to all options being exercised) the order is valued at over U.S.$40bn at current list prices.

In May 2023, the Group refinanced its unsecured €750m syndicated term loan (maturity May 2024) with an unsecured €750m syndicated revolving credit facility (at a lower margin) maturing in May 2028.

26. Subsidiary undertakings and related party transactions

The following are the principal subsidiary undertakings within the Ryanair Group.

Name	% Held in ordinary shares	Registered Office	Nature of Business
Buzz (Ryanair Sun S.A.)	100	21 Cybernetyki Street, 02-677 Warsaw, Poland	Airline operator
Lauda Europe Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Malta Air Limited	100	191, Level 3, Triq Marina, Pieta' PTA 9041, Malta	Airline operator
Ryanair DAC	100	Airside Business Park, Swords, Co. Dublin, Ireland	Airline operator
Ryanair U.K. Limited	100	Enterprise House, 2nd Floor, London Stansted Airport, England	Airline operator

Pursuant to Sections 314-316 of the Companies Act 2014, a full list of subsidiary undertakings will be annexed to the Company's Annual Return to be filed with the Companies Registration Office in Ireland.

In accordance with the basis of consolidation policy, as described in Note 1 of these consolidated financial statements, the subsidiary undertakings referred to above have been consolidated in the financial statements of Ryanair Holdings plc for the years ended March 31, 2023, 2022 and 2021.

The total amount of remuneration paid to senior key management (defined as the Executive team reporting to the Board of Directors, together with all Non-Executive Directors) amounted to €11.8m in the fiscal year ended March 31, 2023 (2022: €11.3m; 2021: €6.6m).

	Year ended March 31,		
	2023	2022	2021
	€M	€M	€M
Basic salary and bonus*	7.3	6.8	3.5
Pension contributions	0.2	0.2	0.2
Non-executive directors' fees	0.6	0.6	0.5
	8.1	7.6	4.2
Share-based compensation expense (non-cash technical accounting charge)	3.7	3.7	2.4
	11.8	11.3	6.6

*No bonus was paid for fiscal year 2021. Additionally, the Board and management agreed to significant fee/basic salary cuts for fiscal year 2021 as part of the Company's response to the Covid-19 crisis.

27.   Date of approval

The consolidated financial statements were approved by the Board of Directors of the Company on July 21, 2023.

Company Balance sheet

	Note	At March 31, 2023 €M	2022 €M	2021 €M
Non-current assets				
Investments in subsidiaries	29	197.6	175.9	167.3
Current assets				
Loans and receivables due from subsidiaries	30	1,603.0	1,557.3	1,391.1
Cash and cash equivalents		11.1	10.5	10.8
Total assets		1,811.7	1,743.7	1,569.2
Current liabilities				
Amounts due to subsidiaries	31	35.2	35.2	35.2
Shareholders' equity				
Issued share capital		6.9	6.8	6.7
Share premium account		1,379.9	1,328.2	1,161.6
Other undenominated capital reserve		3.5	3.5	3.5
Retained earnings		344.9	339.5	331.0
Other reserves		41.3	30.5	31.2
Shareholders' equity		1,776.5	1,708.5	1,534.0
Total liabilities and shareholders' equity		1,811.7	1,743.7	1,569.2

In accordance with section 304 of the Companies Act 2014, the result for fiscal year 2023 of the Company amounted to €nil (2022: loss of €0.8m; 2021: loss of €0.1m).

The accompanying notes are an integral part of the financial information.

On behalf of the Board

Stan McCarthy
Director
July 21, 2023

Michael O'Leary
Director

Company Statement of Cash Flows

		Year ended March 31,		
		2023	**2022**	**2021**
		€M	**€M**	**€M**
Operating activities				
Result for the year		–	(0.8)	(0.1)
Net cash (used in) operating activities		–	(0.8)	(0.1)
Investing activities				
(Increase) in investments in subsidiaries		–	–	(25.0)
(Increase) in loans to subsidiaries		(31.1)	(46.3)	(395.1)
Net cash (used in) investing activities		(31.1)	(46.3)	(420.1)
Financing activities				
Shareholder returns (net of tax)		–	–	–
Net proceeds from shares issued		31.7	46.8	421.0
Net cash provided by financing activities		31.7	46.8	421.0
Increase/(decrease) in cash and cash equivalents		0.6	(0.3)	0.8
Cash and cash equivalents at beginning of year		10.5	10.8	10.0
Cash and cash equivalents at end of year		11.1	10.5	10.8

The accompanying notes are an integral part of the financial information.

Company Statement of Changes in Shareholders' Equity

	Ordinary Shares M	Issued Share Capital €M	Share Premium Account €M	Retained Earnings €M	Other Undenom- inated Capital €M	Other Reserves €M	Total €M
Balance at March 31, 2020	**1,089.2**	**6.5**	**738.5**	**328.7**	**3.5**	**32.3**	**1,109.5**
Comprehensive loss							
Loss for the year	–	–	–	(0.1)	–	–	(0.1)
Total comprehensive loss	–	–	–	(0.1)	–	–	(0.1)
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	38.9	0.2	423.1	(2.3)	–	–	421.0
Share-based payments	–	–	–	–	–	3.6	3.6
Transfer of exercised and expired share based awards	–	–	–	4.7	–	(4.7)	–
Balance at March 31, 2021	**1,128.1**	**6.7**	**1,161.6**	**331.0**	**3.5**	**31.2**	**1,534.0**
Comprehensive loss							
Loss for the year	–	–	–	(0.8)	–	–	(0.8)
Total comprehensive loss	–	–	–	(0.8)	–	–	(0.8)
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	6.5	0.1	112.2	–	–	–	112.3
Share-based payments	–	–	–	–	–	8.6	8.6
Additional share premium on the allotment of shares	–	–	54.4	–	–	–	54.4
Transfer of exercised and expired share based awards	–	–	–	9.3	–	(9.3)	–
Balance at March 31, 2022	**1,134.6**	**6.8**	**1,328.2**	**339.5**	**3.5**	**30.5**	**1,708.5**
Comprehensive income							
Result for the year	–	–	–	–	–	–	–
Total comprehensive income	–	–	–	–	–	–	–
Transactions with owners of the Company, recognized directly in equity							
Issue of ordinary equity shares	4.1	0.1	51.7	–	–	–	51.8
Share-based payments	–	–	–	–	–	16.2	16.2
Transfer of exercised and expired share based awards	–	–	–	5.4	–	(5.4)	–
Balance at March 31, 2023	**1,138.7**	**6.9**	**1,379.9**	**344.9**	**3.5**	**41.3**	**1,776.5**

The accompanying notes are an integral part of the financial information.

Notes forming part of the Company Financial Statements

28.   Basis of preparation and significant accounting policies

The Company's financial statements have been prepared in accordance with International Accounting Standards and International Reporting Standards (collectively "IFRS") as adopted by the European Union (EU), which are effective for the year ended as at March 31, 2023. The Company financial statements comply with IFRS as adopted by the EU. The Company financial statements have also been prepared in accordance with the Companies Act, 2014. The Company financial statements are presented in euro millions, being its functional currency. They are prepared on an historical cost basis except for certain share based payment transactions, which are based on fair values determined at grant date.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set out in the critical accounting policy section in Note 1 to the consolidated financial statements. Such uncertainties may impact the carrying value of investments in subsidiaries at future dates.

Statement of compliance

The Company financial statements have been prepared in accordance with IFRS as adopted by the EU. In addition to complying with its legal obligation to comply with IFRS as adopted by the EU, the Company financial statements comply with IFRS as issued by the IASB. The Company financial statements have also been prepared in accordance with the Companies Act, 2014. On publishing parent entity financial statements together with Group financial statements the Company is taking advantage of the exemption contained in Section 304 of the Companies Act, 2014 not to present its individual income statement, statement of comprehensive income and related notes that form a part of these approved financial statements.

The Directors have reviewed all new or revised IFRS standards and IFRIC interpretations, effective for future financial years, as set forth in Note 1 to the consolidated financial statements, and have concluded their adoption will not have a significant impact on the parent entity financial statements.

Share-based payments

The Company accounts for the fair value of share options granted to employees of a subsidiary as an increase in its investment in that subsidiary. The fair value of such options is determined in a consistent manner to that set out in the Group share-based payments accounting policy and as set out in Note 1 and 14 (c) to the consolidated financial statements.

Income taxes

Income taxes are accounted for by the Company in a manner consistent to that set out in the Group income tax accounting policy.

Investments in subsidiaries

The Company holds investments in subsidiary companies, which are carried at cost less any impairments. Investments in subsidiaries are reviewed for impairment if there are indications that the carrying value may not be recoverable.

Guarantees

The Company occasionally guarantees certain liabilities of subsidiary companies. These are considered to be and are accounted for as contingent liabilities until such time as it becomes probable that the Company will be required to make a payment under the guarantee. Additional details are provided in Note 33 to these Company financial statements.

Loans and borrowings

All loans and borrowings are initially recorded at the fair value of consideration received, net of attributable transaction costs. Subsequent to initial recognition, non-current interest bearing loans are measured at amortized cost, using the effective interest yield methodology. A loss allowance is recognised, where material, for expected credit losses on all financial assets held at the balance sheet date. Expected credit losses are the difference between the contractual cash flows due and the discounted actual cash flows that are expected to be received. Where there has been no significant increase in credit risk since initial recognition, the loss allowance is equal to 12-month expected credit losses. Where the increase in credit risk is considered significant, lifetime credit losses are provided.

29.   Investments in subsidiaries

		At March 31,	
	2023	2022	2021
	€M	€M	€M
Balance at start of year	175.9	167.3	138.7
Increase in investments	5.5	—	25.0
New investments in subsidiaries by way of share option grant to subsidiary employees	16.2	8.6	3.6
Balance at end of year	197.6	175.9	167.3

30.   Loans and receivables due from subsidiaries

		At March 31,	
	2023	2022	2021
	€M	€M	€M
Due from Ryanair DAC (subsidiary)	1,603.0	1,557.3	1,391.1
	1,603.0	1,557.3	1,391.1

All amounts due from subsidiaries are interest free and repayable upon demand. The expected credit loss associated with the above balances is considered to be insignificant.

31. Amounts due to subsidiaries

	At March 31, 2023	2022	2021
	€M	€M	€M
Due to Ryanair DAC (subsidiary)	35.2	35.2	35.2
	35.2	35.2	35.2

At March 31, 2023 Ryanair Holdings plc had borrowings of €35.2m (2022: €35.2m; 2021: €35.2m) from Ryanair DAC. The loan is interest free and repayable on demand.

32. Financial instruments

The Company does not undertake hedging activities on behalf of itself or other companies within the Group. Financial instruments in the Company primarily take the form of loans to subsidiary undertakings. Amounts due to or from subsidiary undertakings (primarily Ryanair DAC) in the form of inter-company loans are interest free and are repayable upon demand and further details of these have been given in Notes 30 and 31 of these Company financial statements. These inter-company balances are eliminated in the group consolidation.

The euro is the functional and presentation currency of the Company and all transactions entered into by the Company are euro denominated. As such, the Company does not have any significant foreign currency risk. The credit risk associated with the Company's financial assets principally relates to the credit risk of the Ryanair Group as a whole. Ryanair has received a BBB+ (stable outlook) credit rating from both Standard & Poor's and Fitch Ratings. Additionally, the Company had guaranteed certain subsidiary company liabilities. Details of these arrangements are given in Note 33 of these Company financial statements.

33. Contingencies

a) The Company has provided €4.12bn (2022: €5.09bn; 2021: €5.43bn) in letters of guarantee to secure obligations of subsidiary undertakings in respect of loans, bank advances and long dated foreign currency transactions.

b) In order to avail itself of the exemption contained in Section 357 of the Companies Act, 2014, the holding company, Ryanair Holdings plc, has guaranteed the liabilities of its subsidiary undertakings registered in Ireland. As a result, the subsidiary undertakings have been exempted from the requirement to annex their statutory financial statements to their annual returns.

Details of the Group's principal subsidiaries have been included at Note 26.

34. Shareholders' returns

Please refer to Note 24 of the Consolidated Financial Statements.

35. Post-balance sheet events

Please refer to Note 25 of the Consolidated Financial Statements.

36. Date of approval

The Company financial statements were approved by the Board of Directors of the Company on July 21, 2023.

Directors and Other Information

Directors	Stan McCarthy	Chairman
	Louise Phelan	Senior Independent Director
	Eamonn Brennan	
	Róisín Brennan	
	Michael Cawley	
	Emer Daly	
	Geoff Doherty	
	Elisabeth Köstinger	
	Howard Millar	
	Dick Milliken	
	Anne Nolan	
	Mike O'Brien	
	Michael O'Leary	Group CEO
Secretary	Juliusz Komorek	
Registered Office	Ryanair Dublin Office Airside Business Park Swords Co. Dublin K67 NY94 Ireland	
Auditors	PricewaterhouseCoopers ("PwC") One Spencer Dock North Wall Quay Dublin 1 Ireland DO1 X9R7	
Principal Bankers	Citibank Europe Plc One North Wall Quay Dublin 1 Ireland D01 T8Y1	
Solicitors & Attorneys at Law	Arthur Cox Ten Earlsfort Terrace Dublin 2 DO2 T380 Ireland	
	Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006, United States	

APPENDIX A (Unaudited)

GLOSSARY

Ancillary Revenue per booked passenger

Represents the average revenue earned per booked passenger flown from ancillary services.

Available seat miles (ASM)

Represents total seats available during the period multiplied by the average sector length.

Fiscal year ended March 31	**2023**	**2022**	**2021**	**2020**	**2019**
Seats available	179.9m	117.3m	38.7m	155.7m	149.3m
Average sector length (miles) – See page 58	766	772	776	761	774
Available seat miles (ASM)	**138bn**	**91bn**	**30bn**	**118bn**	**116bn**

Average Booked Passenger Fare

Represents the average fare paid by a fare-paying passenger who has booked a ticket.

Average Daily Flight Hour Utilization

Represents the average number of flight hours flown in service per day per aircraft for the total fleet of operated aircraft.

Average Fuel Cost per U.S. Gallon

Represents the average cost per U.S. gallon of jet fuel for the fleet (including fueling and carbon charges) after giving effect to fuel hedging arrangements.

Average sector length (miles)

Represents the average number of miles flown by a fare-paying passenger.

Baggage commissions

Represents the commissions payable to airports on the revenue collected at the airports for excess baggage and airport baggage fees.

Booked passenger load factor

Represents the total number of seats sold as a percentage of total seat capacity on all sectors flown.

Break-even load factor

Represents the average percent of seats that must be filled on an average flight at current average fares for the revenue to break even with the operating costs.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Cost per Available Seat miles (ASM)	€0.0676	€0.0565	€0.0824	€0.0624	€0.0578
Yield per Revenue Passenger Mile (RPM)	€0.0836	€0.0640	€0.0744	€0.0752	€0.0700
Break Even Load Factor	**81%**	**88%**	**108%**	**83%**	**83%**

Cost per Available seat mile (ASM)
Represents total operating costs divided by Available Seat Miles (ASM).

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating expenses - See page 167	€9.33bn	€5.14bn	€2.48bn	€7.37bn	€6.68bn
Available Seat Miles (ASM)	138bn	91bn	30bn	118bn	116bn
Cost per Available Seat Mile	**€0.0676**	**€0.0565**	**€0.0824**	**€0.0624**	**€0.0578**

Cost per booked passenger
Represents operating expenses divided by booked passengers flown.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating expenses - See page 167	€9.33bn	€5.14bn	€2.48bn	€7.37bn	€6.68bn
Revenue Passengers Booked – See page 58	169m	97m	28m	149m	142m
Cost per booked passenger	**€55.37**	**€52.97**	**€89.95**	**€49.58**	**€47.01**

Gross Cash
Represents cash and cash equivalents, cash >3 months and restricted cash.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Cash and Cash Equivalents (€'M)	3,599.3	2,669.0	2,650.7	2,566.4	1,675.6
Cash > 3 months (€'M)	1,056.2	934.1	465.5	1,207.2	1,484.4
Restricted cash (€'M)	19.5	22.7	34.1	34.4	34.9
Gross Cash (€'M)	**4,675.0**	**3,625.8**	**3,150.3**	**3,808.0**	**3,194.9**

Net Debt
Refer to Note 23 on page 223.

Net Margin
Represents profit after taxation as a percentage of total revenues.

Number of Airports Served
Represents the number of airports to/from which the carrier offered scheduled service at the end of the period.

RYANAIR GROUP   ANNUAL REPORT 2023

Operating Costs (pre-exceptional)

Represents total operating costs excluding any exceptional items.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Operating Costs (€'M)	9,332.6	5,140.5			
Exceptional Item (€'M)	(130.5)	130.5	n/a	n/a	n/a
Operating Costs (pre-exceptional) (€'M)	**€9,202.1**	**€5,271.0**			

Operating Margin

Represents operating profit as a percentage of total revenues.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Operating profit/(loss) – See page 167 (€'M)	1,442.6	(339.6)	(839.4)	1,127.4	1,016.8
Total operating revenues - See page 167 (€'M)	10,775.2	4,800.9	1,635.8	8,494.8	7,697.4
Operating Margin	**13%**	**(7%)**	**(51%)**	**13%**	**13%**

Profit/(loss) after tax (pre-exceptional)

Represents the profit or loss after tax excluding any exceptional items.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Profit/(loss) after tax (€'M)	1,313.8	(240.8)			
Exceptional Item (€'M)	114.2	(114.2)	n/a	n/a	n/a
Profit/(loss) after tax (pre-exceptional)	**€1,428.0**	**(355.0)**			

Revenue Passenger Miles (RPM)

Represents the number of booked passengers multiplied by the average sector length.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Revenue Passengers Booked – See page 58	169m	97m	28m	149m	142m
Average sector length (miles) – See page 58	766	772	776	761	774
Revenue passenger miles (RPM)	**129bn**	**75bn**	**22bn**	**113bn**	**110bn**

Revenue Passengers Booked

Represents the number of passengers booked.

Seats available

Represents sectors flown during the period multiplied by the individual capacity of the aircraft.

Fiscal year ended March 31	2023	2022	2021	2020	2019
Sectors flown – See page 58	946,643	620,524	204,828	823,897	789,771
Average individual aircraft capacity	190	189	189	189	189
Seats available	**179.9m**	**117.3m**	**38.7m**	**155.7m**	**149.3m**

Sectors Flown

Represents the number of passenger flight sectors flown.

Total Borrowings

Refer to Note 23 on page 223.

Total revenue per booked passenger

Represents the average revenue earned per booked passenger from fares and ancillary services.

Total Shareholder Return

Represents capital appreciation (measured as the difference between the closing share price at the end of each period) and dividends received by the shareholder.

Yield per Revenue Passenger Miles (RPM)

Represents total revenue divided by Revenue Passenger Miles (RPM)

Fiscal year ended March 31	2023	2022	2021	2020	2019
Total operating revenues – See page 167	€10.78bn	€4.80bn	€1.64bn	€8.49bn	€7.70bn
Revenue passenger miles (RPM)	129bn	75bn	22bn	113bn	110bn
Yield per revenue passenger mile	€0.0836	€0.0640	€0.0744	€0.0752	€0.0700

NOTES

NOTES

NOTES

RYANAIR ✈ CUSTOMER INITIATIVES



CUSTOMER PANEL

This year we expanded our Customer Panel, with 12 new panellists representing our Top 10 markets.

The purpose of the Panel is to provide feedback, recommendations and insights from the perspective of our customers.

The first session with our new panellists took place last October in Ryanair HQ in Dublin. Across the day the panellists heard from teams right across Ryanair on all the ways through which we're constantly improving our customer experience.

We held a number of interactive workshops with our panellists which have informed a whole new range of customer improvements into FY24 including the roll-out of new announcements on board, to ensure guests are receiving all relevant and important information during their flight; a new booking flow to streamline the booking experience; and launching branding across our airports to improve customer travel experience.

Customer Satisfaction

85% | Overall Customer Satisfaction

95% | Crew friendliness

70% | Punctuality

89% | Inflight experience

90% | Choice of destinations

89% | Reliability

4/5 | App rating

RYANAIR GROUP

WHAT MAKES RYANAIR ONE OF EUROPE'S MOST EFFICIENT AIRLINES?



YOUNGEST FLEET AVERAGE 9 YEARS + **HIGH LOAD FACTORS** + **FLYING DIRECT ROUTES** = **66G CO_2 PAX/KM** LOWEST EMISSIONS









No. 1

ESG RATED AIRLINE IN EUROPE



RYANAIR IS ONE OF THE MOST EFFICIENT MAJOR EU AIRLINES. WITH THE YOUNGEST FLEET AND THE HIGHEST LOAD FACTORS, OUR CO_2 PER PASSENGER/KM IS ONLY 66G.

Thomas Fowler,
Director of Sustainability & Finance

"FY23 SAW MEANINGFUL ADVANCES ON OUR PATHWAY TO NET ZERO WHICH IS UNDERPINNED BY THE USE OF SAF AND THE LATEST AIRCRAFT TECHNOLOGY AND ENGINES."











BUZZ Lauda MALTA AIR RYANAIR RYANAIR UK